CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Amendment No. 1 to Draft Registration Statement as confidentially submitted to the Securities and Exchange Commission on April 3, 2023. This Draft Registration Statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☒ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number:

Almacenes Éxito S.A.

(Exact Name of Registrant as Specified in Its Charter)

N/A	Colombia
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Carrera 48 No. 32B Sur - 139

Avenida Las Vegas

Envigado, Colombia

(Address of Principal Executive Offices)

Ivonne Windmuller Palacio, Chief Financial Officer

Carrera 48 No. 32B Sur - 139

Avenida Las Vegas

Envigado, Colombia

Telephone: +(57 604) 604 9696

Email: iwindmuller@grupo-exito.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Copies to:

John Vetterli, Esq.

Karen Katri, Esq.

White & Case LLP

1221 Avenue of the Americas

New York, NY 10020

Telephone: +1 (212) 819-8200

Securities registered or to be registered pursuant to section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on which Registered
Common Shares, par value of COP 3.33 per common share	--	New York Stock Exchange[1]
American Depositary Share, each representing eight common shares		New York Stock Exchange

[1]	Not for trading, but only in connection with the listing of the American Depositary Shares on the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Not applicable

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes   ☐  No   ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes   ☐   No   ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes  ☐  No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes  ☐  No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐  Accelerated filer ☐  Non-accelerated filer ☒ Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting	Other ☐
Standards as issued by the International
Accounting Standards Board ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐  Item 17 ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐  Yes ☐  No

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INTRODUCTION

Except where the context otherwise requires, in this registration statement, “Éxito” refers to Almacenes Éxito S.A., a corporation (sociedad anónima) incorporated under the laws of Colombia, and “Éxito Group,” the “Company,” “we,” “our,” “us” or like terms refer to Éxito and its consolidated subsidiaries.

We have prepared this registration statement to register the common shares of Éxito (the “Éxito common shares”), each represented by American Depositary Shares (“ADSs”), under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the trading of the Éxito ADSs on the New York Stock Exchange (“NYSE”) as a result of the Spin-Off (as defined below).

In addition, unless otherwise indicated or the context otherwise requires, all references to:

●	“ADSs” are to American Depositary Shares.

●	“Argentine Central Bank” are to Banco Central de la República Argentina.

●	“B3” or “São Paulo Stock Exchange” are to B3 S.A. – Brasil, Bolsa, Balcão.

●	“BDRs” are to Brazilian Depositary Receipts.

●	“Brazil” are to the Federative Republic of Brazil.

●	“Brazilian Central Bank” are to Banco Central do Brasil.

●	“Brazilian Corporation Law” are to Brazilian Law No. 6,404/76, as amended.

●	“Brazilian real,” “Brazilian reais” or “R$” are to the Brazilian real, the official currency of Brazil.

●	“BVC” or “Colombian Stock Exchange” are to the Colombian Stock Exchange (Bolsa de Valores de Colombia).

●	“Casino” are to Casino, Guichard-Perrachon S.A., a French corporation (société anonyme). Casino is our indirect controlling shareholder. For more information about our direct and indirect shareholders, see Item 9. The Offer and Listing”—D. Selling Shareholders.”

●	“Casino Group” are to Casino and its subsidiaries.

●	“CBD” are to Companhia Brasileira de Distribuição, a corporation (sociedad anónima) incorporated under the laws of Brazil. As of the date of this registration statement, CBD owns 91.52% of the issued and outstanding Éxito common shares. For more information about the principal shareholders of Éxito, see “Item 7. Major Shareholder and Related Party Transactions”—A. Major Shareholders.”

●	“CBD ADSs” are to ADSs, each representing one common share of CBD.

●	“CBD ADS Custodian” are to Itaú Corretora de Valores S.A., the Brazilian custodian of the CBD common shares underlying the CBD ADSs.

●	“CBD common shares” are to common shares of CBD.

●	“CBD Deposit Agreement” are to the Fourth Amended and Restated Deposit Agreement, dated as of December 7, 2021, between CBD and the CBD Depositary and the owners and holders from time to time of CBD ADSs issued thereunder.

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●	“CBD Depositary” are to JPMorgan Chase Bank N.A., the depositary for the CBD ADSs.

●	“Colombia” are to the Republic of Colombia.

●	“Colombian Central Bank” are to Banco de la República de Colombia.

●	“Colombian Government” are to the central government of Colombia.

●	“Colombian Stock Exchange” or “BVC” are to the Colombian Stock Exchange (Bolsa de Valores de Colombia).

●	“COP” or “Colombian pesos” are to Colombian pesos, the official currency of Colombia.

●	“CVM” are to the Brazilian Securities Commission (Comissão de Valores Mobiliários).

●	“DANE” are to the Colombia’s National Administrative Department of Statistics (Departamento Administrativo Nacional de Estadística).

●	“DIAN” are to the National Directorate of Taxes and Customs of Colombia (Dirección de Impuestos y Aduanas Nacionales).

●	“Exchange Act” are to the U.S. Securities Exchange Act of 1934, as amended.

●	“Éxito ADSs” are to ADSs, each representing eight Éxito common shares.

●	“Éxito ADS Custodian” are to BNP Paribas Securities Services, the Colombian custodian of the Éxito common shares underlying the Éxito ADSs.

●	“Éxito ADS Depositary” are to JPMorgan Chase Bank N.A., the depositary for the Éxito ADSs;

●	“Éxito ADS Deposit Agreement” are to the deposit agreement to be entered into between Éxito and the Éxito ADS Depositary and the holders and beneficial owners from time to time of Éxito ADSs issued thereunder.

●	“Éxito BDRs” are to BDRs, each representing four Éxito common shares.

●	“Éxito BDR Custodian” are to BNP Paribas Securities Services, the Colombian custodian of the Éxito common shares underlying the Éxito BDRs.

●	“Éxito BDR Depositary” are to Itaú Unibanco S.A., the depositary for the Éxito BDRs.

●	“Éxito BDR Deposit Agreement” are to the BDR Issuance and Registration Service Agreement, dated December 16, 2022, between Éxito and the Éxito BDR Depositary, with respect to the Éxito BDRs issued thereunder.

●	“GPA2” are to GPA2 Empreendimentos e Participações Ltda., a limited liability company (sociedade limitada) organized under the laws of Brazil, is a wholly-owned subsidiary of CBD. As of the date of this registration statement, GPA2 owns 5.00% of the issued and outstanding Éxito common shares. For more information about the principal shareholders of Éxito, see “Item 7. Major Shareholder and Related Party Transactions”—A. Major Shareholders.”

●	“ICONTEC” are to the Colombian Technical Standards and Certification Institute (Instituto Colombiano de Normas Técnicas y Certificación).

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●	“INDEC” are to the National Institute of Statistics and Census of Argentina (Instituto Nacional de Estadística y Censos de la República Argentina).

●	“INE” are to the National Institute of Statistics of Uruguay (Instituto Nacional de Estadistica de Uruguay).

●	“NYSE” are to the New York Stock Exchange.

●	“Restricted GDSs” are to Global Depositary Shares, each representing one Éxito common share, issued pursuant to a Deposit Agreement, dated as of July 27, 2007, among Éxito and JPMorgan Chase Bank, N.A., as depositary, in accordance with Rule 144A and Regulation S under the Securities Act.

●	“SEC” or the “Commission” are to the United States Securities and Exchange Commission.

●	“Securities Act” are to the U.S. Securities Act of 1933, as amended.

●	“Separation” refers to our separation from CBD. Prior to the completion of the Spin-Off, we intend to enter into a Separation Agreement with CBD to provide a framework for our relationship with CBD following the Separation and Spin-Off. For more information about the Separation Agreement, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Separation Agreement.”

●	“SFC” are to the Colombian Superintendency of Finance (Superintendencia Financiera de Colombia).

●	“Spin-Off” are to the proposed distribution of 86.26% of the issued and outstanding Éxito common shares held by CBD (directly and indirectly through GPA2), representing 83.26% of the issued and outstanding Éxito common shares, to holders of CBD common shares, including the CBD ADS Custodian, on a pro rata basis for no consideration. For more information about the Spin-Off, see “Item 4. Information on the Company—A. History and Development of the Company—The Spin-Off.”

●	“Tuya” are to Compañia de Financiamiento Tuya S.A.

●	“Uruguay” are to the Oriental Republic of Uruguay.

●	“Uruguayan Central Bank” are to Banco Central del Uruguay.

●	“U.S. dollars,” “dollars” or “US$” are to United States dollars.

We are furnishing this registration statement solely to provide information to holders of CBD common shares and CBD ADSs who will receive Éxito common shares (including in the form of Éxito ADSs or Éxito BDRs) in the Spin-Off. You should not construe this registration statement as an inducement or encouragement to buy, hold or sell any of our securities or any securities of CBD. We believe that the information contained in this registration statement is accurate as of the date set forth on the cover. Changes to the information contained in this registration statement may occur after that date, and neither we nor CBD undertakes any obligation to update the information except in the normal course of our respective public disclosure obligations and practices.

This registration statement does not constitute a proxy statement. Neither CBD nor Éxito is asking you for a proxy, and you are requested not to send CBD or Éxito a proxy.

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PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Financial Statements

This registration statement includes financial information derived from the Éxito Group’s audited historical consolidated financial statements as of December 31, 2021 and 2020 and for the years then ended, and the related notes thereto, which are included in this registration statement. We refer to these financial statements and the related notes thereto collectively as our “audited consolidated financial statements.”

We have prepared our audited consolidated financial statements in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB.

Éxito maintains its books and records in Colombian pesos, which is its functional currency, as well as its presentation currency. The Éxito Group’s consolidated financial statements included in this registration statement are presented in Colombian pesos. For each entity, we determine its functional currency and items included in its financial statements are measured using that functional currency. The financial statements of subsidiaries that are carried in a functional currency other than the Colombian peso are translated into Colombian pesos. Results of operations and balances are translated as follows, except for subsidiaries located in hyperinflationary economies, in which case all balances and transactions are translated at closing rates:

●	assets and liabilities are translated into Colombian pesos at the period closing exchange rate;

●	income and expenses are translated into Colombian pesos using the period’s average exchange rate; and

●	equity accounts in foreign currency are translated into Colombian pesos at the exchange rate on the date of each transaction.

Exchange differences arising from the translation are directly recognized in a separate component of equity and are reclassified to the statement of profit or loss upon loss of control in the subsidiary.

Argentina’s accumulated inflation rate over the past three years at December 31, 2021 calculated using different consumer price index combinations has exceeded 100%, and therefore is considered to be hyperinflationary. Financial statements related to Éxito’s subsidiary in Argentina have been adjusted for hyperinflation pursuant to IAS 29 – Financial Reporting in Hyperinflationary Economies. For more information, see notes 4 and 32 to our audited consolidated financial statements included elsewhere in this registration statement.

The Spin-Off

As of the date of this registration statement, CBD, our direct controlling shareholder, holds (directly and indirectly through GPA2) 96.52% of our issued and outstanding share capital. CBD is controlled by Casino Group, which beneficially owns approximately 41% of the total capital stock of CBD. Accordingly, as of the date of this registration statement, Casino Group beneficially owns approximately 40% of our total capital stock.

We have prepared this registration statement to register the Éxito common shares, each represented by ADSs, under the Exchange Act, in connection with the trading of the Éxito ADSs on the NYSE as a result of the Spin-Off. In connection with the Spin-Off, 86.26% of the issued and outstanding Éxito common shares held by CBD (directly and indirectly through GPA2), representing 83.26% of the issued and outstanding Éxito common shares, will be distributed to holders of CBD common shares, including the CBD ADS Custodian, on a pro rata basis for no consideration. Following the Spin-Off, we will no longer be a subsidiary of CBD, which will hold approximately 13.26% of our issued and outstanding share capital. Although CBD will no longer be our direct controlling shareholder, Casino Group will beneficially own the same percentage of common shares of Éxito as it will own immediately prior to the Spin-Off, or approximately 40% of Éxito’s common shares (approximately 34% directly and 5% indirectly, through its 41% participation in CBD). For more information about the Spin-Off, see “Item 4. Information on the Company—A. History and Development of the Company—The Spin-Off.”

In addition, prior to the completion of the Spin-Off, we intend to enter into a Separation Agreement with CBD to effect our separation from CBD, which we refer to as the “Separation,” and provide a framework for our relationship with CBD following the Separation and the Spin-Off. For more information about the Separation Agreement, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Separation Agreement.”

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Key Operating Performance Indicators

Throughout this registration statement we provide a number of key operating performance indicators used by our management and often used by competitors in our industry. We define certain terms used in this registration statement as follows:

Retail and Other Complimentary Businesses

●	“Average ticket” means the average amount per revenue from retail sales per customer.

●	“Net sales per full time employee” means revenue from retail sales divided by end of year full time employees.

●	“Number of stores” means number of physical stores.

●	“Number of tickets” means the total number of tickets per annum.

●	“Omnichannel share” means sales made through the channels: .com, marketplace, home delivery, Shop&Go, Click&Collect, digital catalogues and B2B virtual, as percentage of the total sales.

●	“Sales per square meter” means revenue from retail sales divided by total square meters of store area.

●	“Same store sales” means sales made in stores open for at least 12 consecutive months and that did not close nor remain closed for a period of seven or more consecutive days.

●	“Sales area” means total square meters of physical stores.

●	“Total number of active credit cards” means number of credit cards issued by Tuya that have not been cancelled since their issuance.

●	“Total number of loyalty program members” means number of members of Puntos Colombia by year end.

Real Estate

●	“Gross leasable area” means the total area of a building that can be used by tenants.

●	“Occupancy rate” means the ratio of rented or used space to the total amount of available space.

Translation of Colombian Pesos into U.S. Dollars

Unless otherwise stated, we have translated certain amounts included in this registration statement from Colombian pesos into U.S. dollars. The exchange rate used to translate such amounts was COP 3,891.16 to US$1.00, which was the commercial selling rate at closing for the purchase of U.S. dollars on December 31, 2021, as reported by the Colombian Central Bank. The U.S. dollar equivalent information included in registration statement is provided solely for convenience of investors and should not be construed as implying that the Colombian peso amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate.

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Market and Industry Data

We obtained the statistical data and information relating to the markets where we operate from reports prepared by government agencies and other publicly-available sources, including, but not limited, from Euromonitor, Nielsen, IDRetail, DANE, the SFC, the Colombian Central Bank, INDEC, the Argentine Central Bank, the INE and the Uruguayan Central Bank. While we are not aware of any misstatements regarding any market, industry or similar data presented herein, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under “Cautionary Statement with Respect to Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors.”

Trademarks, Service Marks and Trade Names

We have proprietary rights to trademarks used in this registration statement that are important to our business, many of which are registered under applicable intellectual property laws.

Solely for convenience, the trademarks, service marks, logos and trade names referred to in this registration statement are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. This registration statement contains additional trademarks, service marks and trade names of others, which are the property of their respective owners. All trademarks, service marks and trade names appearing in this registration statement are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Rounding Adjustments

Certain figures included in this registration statement have been subject to rounding adjustments. Accordingly, the figures shown for the same item presented in different tables may vary slightly and figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

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CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

This registration statement includes forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, principally in “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview” and “Item 5. Operating and Financial Review and Prospects.” Forward looking terms such as “may,” “will,” “could,” “should,” “would,” “plan,” “potential,” “intend,” “anticipate,” “project,” “target,” “believe,” “estimate” or “expect” and other words, terms and phrases of similar nature are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are statements which are not historical fact and involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Such forward-looking statements may include, but are not limited to, statements related to:

●	competition and pressure to adapt to changing consumer habits and preferences;

●	competition from internet sales;

●	economic slowdowns in the food retail industry;

●	changes in merchant policies on credit card sales;

●	our ability to maintain and enhance our brands;

●	the impact of the global COVID-19 pandemic;

●	our ability to protect our intellectual property rights;

●	our reliance on our advertisement and marketing campaigns;

●	our ability to maintain and renew our stores’ lease agreements and operational licenses;

●	our reliance on the Colombian transportation systems and infrastructure;

●	the potential of cyberattacks and security and privacy breaches;

●	our ability to protect our database and security in accordance with privacy laws;

●	our parent company;

●	the effects of unfavorable legal or administrative proceeding decisions;

●	the inability to attract or retain personnel;

●	violations of anti-corruption laws;

●	our service providers or suppliers engaging in irregular practices;

●	the concentration of products in few suppliers;

●	compliance with environmental laws and regulations;

●	political and economic conditions in our countries of operations;

●	economic and political conditions in Colombia;

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●	developments and perception of risks in other countries, including bank liquidity crises, such as those experienced by Silicon Valley Bank, Signature Bank, First Republic Bank and Credit Suisse in March 2023;

●	exchange rate volatility in Colombia;

●	the influence of the Colombian Government and Colombian Central Bank over the Colombian economy;

●	potential sanctions imposed by the United States;

●	developments and political conditions in other emerging markets;

●	the enforcement of court judgments in the United States;

●	violence and instability in Colombia;

●	impacts of the armed rebel groups in Colombia’s laws and regulations;

●	expropriation by the Colombian Government;

●	changes in tax laws in Colombia;

●	influence and differing interest of the Selling Shareholder;

●	ability to trade and maintain our listing on the NYSE;

●	research publications by securities or industry analysts;

●	the perception of future sales on the NYSE;

●	voting rights of Éxito ADS shares;

●	the right to a jury trial of holders of Éxito ADSs;

●	the ability of holders of Éxito ADSs to receive dividends;

●	the ability of holders of Éxito ADSs to participate in tender offers in Colombia;

●	our status as a foreign private issuer;

●	the ability of holders of Éxito ADSs to serve process;

●	U.S. tax liabilities and consequences; and

●	other risk factors as set forth under “Item 3. Key Information—D. Risk Factors.”

The list above is not intended to be exhaustive, and there may be other key risks that are not listed above that are not presently known to us or that we currently deem immaterial. Should one or more of these or other risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may vary in material respects from those expressed or implied by the forward-looking statements made by us contained in this registration statement. As a result of the foregoing, readers should not place undue reliance on the forward-looking statements contained in this registration statement. The forward-looking statements contained in this registration statement are expressly qualified in their entirety by the foregoing cautionary statements. All such forward-looking statements are based upon information available as of the date of this registration statement or other specified date and speak only as of such date. We disclaim any intention or obligation to update or revise any forward-looking statements in this registration statement as a result of new information or future events, except as may be required under applicable securities law.

Forward-looking statements in this registration statement are based on current expectations and assumptions made by our management. Although our management believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements. We can give no assurance that they will prove to be correct. Additionally, forward-looking statements are subject to various risks and uncertainties which could cause actual results and experience to differ materially from the anticipated results or expectations expressed in this registration statement. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements, or that could contribute to such differences, include, without limitation, the risks and uncertainties set forth under the section “Item 3. Key Information – D. Risk Factors.”

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THE SPIN-OFF

The following provides only a summary of the Spin-Off and certain questions relating to the terms of the Spin-Off. You should read the section entitled “Item 4. Information on the Company—A. History and Development of the Company—The Spin-Off” in this registration statement for a more detailed description of the matters identified below.

Overview

We are the sixth largest food retailer in South America, and the largest in Colombia and Uruguay in each case in terms of net revenue, based on public information of our main competitors in the region compiled by S&P Capital IQ, with a presence in Colombia, Uruguay and Argentina. With over 70 years of retail experience in Colombia, we operate under a multi-format and omni-channel strategy with a portfolio of recognized brands targeting a customer base across all income levels. We offer a broad variety of products through our physical and online stores, including perishable and packaged food products, and non-food products, including appliances, apparel, among others. We believe our multi-format, omni-channel and multi-brand strategy has allowed us to overcome the economic effects of the COVID-19 pandemic and will potentially let us to benefit from the economic growth and rising purchasing power of consumers in our target markets in the future.

As of the date of this registration statement, CBD, our direct controlling shareholder, holds (directly and indirectly through GPA2) 96.52% of our issued and outstanding share capital. CBD is controlled by Casino Group, which beneficially owns approximately 41% of the total capital stock of CBD. Accordingly, as of the date of this registration statement, Casino Group beneficially owns approximately 40% of our total capital stock.

On January 9, 2023, the board of directors of CBD approved their management’s proposal for the Spin-Off of Éxito. Consummation of the Spin-Off requires, among other conditions, a quorum of at least two-thirds (2/3) of CBD’s outstanding shares and the affirmative vote of at least 50% plus one of CBD’s outstanding shares present at the CBD extraordinary general shareholders’ meeting. At an extraordinary general shareholders’ meeting held on February 14, 2023, in which shareholders representing 77.7% of CBD’s outstanding shares were present, CBD’s shareholders approved the Spin-Off by a vote of 92.0% of CBD’s outstanding shares present at the meeting.

Upon receiving the necessary creditor, regulatory and stock exchange approvals, CBD expects to complete the Spin-Off, pursuant to which 86.26% of the issued and outstanding Éxito common shares held by CBD (directly and indirectly through GPA2), representing 83.26% of the issued and outstanding Éxito common shares, will be distributed to holders of CBD common shares, including the CBD ADS Custodian, on a pro rata basis for no consideration. Following the Spin-Off, we will no longer be a subsidiary of CBD, which will hold approximately 13.26% of our issued and outstanding share capital. Although CBD will no longer be our direct controlling shareholder, Casino Group will beneficially own the same percentage of common shares of Éxito as it will own immediately prior to the Spin-Off, or approximately 40% of Éxito’s common shares (approximately 34% directly and 5% indirectly, through its 41% participation in CBD).

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Set forth below are structure charts showing CBD and Éxito immediately prior to and immediately following the Spin-Off:

Pre Spin-Off

Post Spin-Off

For additional information on the share capital of Éxito following the Spin-Off, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” and “Item 10. Additional Information—A. Share Capital.”

Questions and Answers about the Spin-Off

Q: What is the Spin-Off?

A: The Spin-Off refers to the proposed distribution of 86.26% of the issued and outstanding Éxito common shares held by CBD (directly and indirectly through GPA2), representing 83.26% of the issued and outstanding Éxito common shares, to holders of CBD common shares, including the CBD ADS Custodian, on a pro rata basis for no consideration. Following the Spin-Off, we will no longer be a subsidiary of CBD, which will hold approximately 13.26% of our issued and outstanding share capital. Although CBD will no longer be our direct controlling shareholder, Casino Group will beneficially own the same percentage of common shares of Éxito as it will own immediately prior to the Spin-Off, or approximately 40% of Éxito’s common shares (approximately 34% directly and 5% indirectly, through its 41% participation in CBD). See “Item 10. Additional Information—A. Share Capital.” For more information about the expected principal shareholders of CBD immediately following the Spin-Off, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.” Éxito’s common shares are listed on the Colombian Stock Exchange, and we intend to apply to list the Éxito ADSs on the NYSE and Éxito BDRs on the B3.

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Q: Who is entitled to receive Éxito common shares in the Spin-Off?

A: Holders of CBD common shares at the close of trading on the B3 on         , 2023 (the “Brazilian Record Date”) will be entitled to receive one Éxito BDR for every one CBD common share held. Each Éxito BDR will represent four Éxito common shares.

Holders of CBD ADSs at the close of trading on the NYSE on         , 2023 (the “ADS Record Date” and, together with the Brazilian Record Date, the “Record Dates”) will be entitled to receive one Éxito ADS for every two CBD ADS held. Each Éxito ADS will represent eight Éxito common shares.

Q: May I choose to receive Éxito common shares, Éxito ADSs or Éxito BDRs in the Spin-Off?

A: Except as described below, holders of CBD common shares on the Brazilian Record Date shall receive Éxito BDRs only in connection with the Spin-Off and may not elect to receive Éxito common shares or Éxito ADSs. Such holders will be entitled to receive one Éxito BDR for every one CBD common share held. Each Éxito BDR will represent four Éxito common shares. Following the Spin-Off, holders of Éxito BDRs may choose to cancel all or a portion of their Éxito BDRs and receive the underlying Éxito common shares, provided that all applicable fees, charges and taxes due in connection with this service are duly paid in accordance with the Éxito BDR Deposit Agreement.

Holders of CBD common shares that are not domiciled in Brazil for tax purposes who have registered their investment in CBD as a foreign direct investment under Law No. 4,131/62 are not eligible to receive BDRs in connection with the Spin-Off and may instead elect to receive Éxito common shares or Éxito ADSs. Such holders may elect to receive four Éxito common shares for every one CBD common share held or one Éxito ADS for every two CBD common shares held. Each Éxito ADS will represent eight Éxito common shares.

Holders of CBD ADSs on the ADS Record Date will be entitled to receive Éxito ADSs only in connection with the Spin-Off and may not elect to receive Éxito common shares or Éxito BDRs. Such holders will be entitled to receive one Éxito ADS for every two CBD ADS held. Each Éxito ADS will represent eight Éxito common shares. Following the Spin-Off, holders of Éxito ADSs may choose to cancel all or a portion of their Éxito ADSs and receive the underlying Éxito common shares, provided that all applicable fees, charges and taxes due in connection with this service are duly paid in accordance with the Éxito ADS Deposit Agreement.

Q: What is the expected date of completion of the Spin-Off?

A: The distribution of Éxito ADSs is expected to occur on or about         , 2023 (the “ADS Distribution Date”). The distribution of Éxito BDRs is expected to occur on or about         , 2023 (the “BDR Distribution Date” and, together with the ADS Distribution Date, the “Distribution Dates”).

See “Item 4. Information on the Company—A. History and Development of the Company—The Spin-Off—” for more information.

Q: How will fractional shares and fractional ADSs and BDRs be treated in the Spin-Off?

A: The Spin-Off will not result in fractional entitlements of Éxito common shares or Éxito BDRs.

With respect Éxito ADSs, following the ADS Distribution Date, any fractional Éxito ADSs resulting from the Spin-Off will be grouped into whole numbers and sold on the open market by the CBD Depositary. The net proceeds from the sale of the fractional Éxito ADSs will be distributed on a pro rata basis to the Éxito ADS holders who received fractional entitlements to Éxito ADSs.

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Q: What do I have to do to participate in the Spin-Off?

A: Except as described below, if you hold CBD common shares or CBD ADSs as of the applicable Record Dates, you will not be required to take any action, pay any cash, deliver any other consideration, or surrender any existing CBD common shares or CBD ADSs in order to receive Éxito BDRs or Éxito ADSs, respectively, in the Spin-Off.

Holders of CBD common shares that are not domiciled in Brazil for tax purposes who have registered their investment in CBD as a foreign direct investment under Law No. 4,131/62 are not eligible to receive BDRs in connection with the Spin-Off and may instead elect to receive Éxito common shares or Éxito ADSs.

In addition, for the first 30 days after the applicable Distribution Dates, the Éxito ADS Depositary and the Éxito BDR Depositary will waive the Éxito ADS and Éxito BDR issuance and cancellation fees, respectively. This means that during this time, holders of Éxito ADSs will be able to convert their Éxito ADSs into Éxito common shares or Éxito BDRs and holders of Éxito BDRs will be able to convert their Éxito BDRs into Éxito common shares or Éxito ADRs without paying issuance or cancellation fees to the respective depositaries.

See “Item 4. Information on the Company—A. History and Development of the Company—The Spin-Off—” for more information.

This registration statement does not constitute a proxy statement. Neither CBD nor Éxito is asking you for a proxy, and you are requested not to send CBD or Éxito a proxy.

The Spin-Off will not affect the number of outstanding CBD common shares or CBD ADSs or any rights of CBD shareholders, although it may affect the market value of each outstanding CBD common share and CBD ADS. See “—Will the Spin-Off affect the trading price of my CBD common shares or CBD ADSs?” below.

We expect that the Spin-Off will be completed on or about         , 2023, provided that certain conditions shall have been satisfied. For more information, see “Item 4. Information on the Company—A. History and Development of the Company—The Spin-Off—Conditions to the Spin-Off.”

Q: If I sell my CBD common shares or CBD ADSs on or before the Brazilian Distribution Date or the ADS Distribution Date, as the case may be, will I still be entitled to receive Éxito securities in the Spin-Off with respect to the sold shares or ADSs?

A: To receive Éxito BDRs in connection with the Spin-Off, you must hold CBD common shares on the Brazilian Record Date. Immediately following the Brazilian Record Date, the CBD common shares will trade “ex-distribution” on the B3. This means that if you purchase CBD common shares following the Brazilian Record Date, you will not receive Éxito BDRs in connection with the Spin-Off. Similarly, if you hold CBD common shares as of the Brazilian Record Date and you subsequently sell or otherwise dispose of your CBD common shares, up to and including through the Brazilian Distribution Date, you will still receive the Éxito BDRs that you would be entitled to receive in respect of your ownership, as of the Brazilian Record Date, of the CBD common shares that you sold.

With respect to CBD ADSs, beginning on the day prior to the ADS Record Date, and continuing up to and including the ADS Distribution Date, we expect that there will be two markets in CBD ADSs: a “regular-way” market and an “ex-distribution” market. CBD ADSs that trade on the “regular-way” market will trade with the entitlement to receive Éxito ADSs in connection with the Spin-Off. CBD ADSs that trade on the “ex-distribution” market will trade without the entitlement to receive Éxito ADSs in connection with the Spin-Off. Therefore, if you sell CBD ADSs on the “regular-way” market, you will also be selling your right to receive Éxito ADSs in connection with the Spin-Off. If you own CBD ADSs as of the ADS Record Date and sell or otherwise dispose of these shares on the “ex-distribution” market, up to and including through the ADS Distribution Date, you will still receive the Éxito ADSs that you would be entitled to receive in respect of your ownership, as of the ADS Record Date, of the CBD ADSs that you sold. You are encouraged to consult with your financial advisor regarding the specific implications of selling your CBD ADSs prior to or on the ADS Distribution Date.

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Q: When will Éxito common shares, Éxito ADSs and Éxito BDRs begin to trade on a standalone basis?

A: Éxito common shares already trade on a standalone basis on the BVC under the ticker symbol “EXITO.”

We expect that Éxito ADSs will commence “regular-way” trading on a standalone basis on the NYSE at market open on         , 2023. In addition, we expect that Éxito ADSs will begin trading on a “when-issued” basis on the NYSE from market open on         , 2023 and continue up to and including the ADS Distribution Date, which we expect to be on or about         , 2023.

We expect that Éxito BDRs will commence trading on a standalone basis on the B3 at market open on         , 2023.

See also “Item 4. Information on the Company—A. History and Development of the Company—The Spin-Off— Listing and Trading of Éxito Common Shares, Éxito ADSs and Éxito BDRs.”

Q: What will be the ticker symbol of the Éxito ADSs and Éxito BDRs?

A: We intend to apply to list the Éxito ADSs on the NYSE under the ticker symbol “EXTO.” We intend to apply to list the Éxito BDRs on the B3 under the ticker symbol “        .”

Q: Will the CBD Depositary suspend the issuance and cancellation of CBD ADSs in connection with the Spin-Off?

A: Yes. The CBD Depositary will suspend the issuance and cancellation of CBD ADSs from          , 2023, until         , 2023. This means that during this time, you will not be able to convert your CBD ADSs into CBD common shares or vice-versa, surrender your CBD ADSs and receive underlying CBD common shares, or deposit your CBD common shares and receive CBD ADSs. However, the closing of the issuance and cancellation books does not impact trading, and you may continue to trade your CBD ADSs during this period.

Q: How many Éxito common shares are expected to be outstanding immediately following the Spin-Off?

A: Éxito will have 1,297,864,359 common shares issued and outstanding immediately following the Spin-Off. For additional information on the share capital of Éxito following the Spin-Off, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” and “Item 10. Additional Information—A. Share Capital.”

Q: What will happen to the listing of CBD common shares and CBD ADSs?

A: After the Spin-Off, CBD common shares will continue to trade on the B3 under the symbol “PCAR3” and CBD ADSs will continue to trade on the NYSE under the symbol “CBD.”

Q: Will the number of CBD common shares or CBD ADSs I own change as a result of the Spin-Off?

A: No, the number of CBD common shares or CBD ADSs you own will not change as a result of the Spin-Off.

Q: Will the spin-off affect the trading price of my CBD common shares or CBD ADSs?

A: Yes. The trading price of the CBD common shares and the CBD ADSs immediately following the Spin-Off could be lower than immediately prior to the Spin-Off because the trading price will no longer reflect the value of Éxito and its subsidiaries. We cannot provide you with any assurance regarding the price at which the CBD common shares and CBD ADSs will trade following the Spin-Off. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the Spin-Off—Éxito and CBD’s equity values after the Spin-Off may not accurately reflect the value of the underlying entities, and equity values may fluctuate significantly” for more detail.

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Q: What are the conditions to the Spin-Off?

A. We expect that the Spin-Off will be completed on or about         , 2023, provided that the following corporate conditions shall have been satisfied:

●

the Spin-Off having been approved by a quorum of at least two-thirds (2/3) of CBD’s outstanding shares and the affirmative vote of at least 50% plus one of CBD’s outstanding shares present at the CBD extraordinary general shareholders’ meeting. The CBD extraordinary general shareholders’ meeting to approved the Spin-Off on February 14, 2023;

●	the expiration of the 60-day creditor opposition period following the date of publication of the minutes of the CBD extraordinary general shareholders’ meeting that approves the Spin-Off;

●	the SEC declaring effective, under the Exchange Act, this registration statement, with no stop order in effect or pending before or threatened by the SEC with respect to this registration statement;

●	the NYSE approving the listing of the Éxito ADSs;

●	the CVM approving the registration of Éxito as a foreign issuer;

●	the B3 approving the listing of the Éxito BDRs; and

●	no order, injunction or decree issued by any governmental authority of competent jurisdiction or other legal or administrative restraint or prohibition preventing consummation of the Spin-Off being in effect, and no other event outside the control of CBD having occurred or failed to occur that prevents the consummation of the Spin-Off.

CBD and Éxito cannot assure you that any or all of the conditions to the Spin-Off will be met. See also “—Can CBD decide to cancel the Spin-Off of Éxito common shares even if all the conditions are met?” below and “Item 4. Information on the Company—A. History and Development of the Company—The Spin-Off—Conditions to the Spin-Off.”

Q: Can CBD decide to cancel the Spin-Off even if all the conditions are met?

A: No. The Spin-Off is subject to the satisfaction of certain conditions. However, if all such conditions have been satisfied in a timely manner, CBD will not have the right to subsequently terminate the planned distribution without the approval of its shareholders. See also “Item 4. Information on the Company—A. History and Development of the Company—The Spin-Off—Conditions to the Spin-Off.”

Q: What are the tax consequences to me of the Spin-Off?

A: See “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Consequences.” “—Material Brazilian Tax Consequences” and “— Material Colombian Tax Consequences” for more information regarding the material tax consequences of the Spin-Off.

Q: What will the relationship between CBD and Éxito be following the Spin-Off?

A: Prior to the completion of the Spin-Off, we intend to enter into a Separation Agreement with CBD related to the Separation and the Spin-Off. The Separation Agreement will provide a framework for our relationship with CBD following the Separation and the Spin-Off. Following the Spin-Off, we will no longer be a subsidiary of CBD, which will hold approximately 13.26% of our issued and outstanding share capital. Although CBD will no longer be our direct controlling shareholder, Casino Group will beneficially own the same percentage of common shares of Éxito as it will own immediately prior to the Spin-Off, or approximately 40% of Éxito’s common shares (approximately 34% directly and 5% indirectly, through its 41% participation in CBD). See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Separation Agreement” for more detail.

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Q: Are there risks associated with owning Éxito securities?

A: Yes. Ownership of Éxito securities is subject to both general and specific risks relating to our business, the industry in which we operate and our status as a separate, publicly traded company. Ownership of Éxito securities is also subject to risks relating to the Spin-Off. Accordingly, you should carefully read the information set forth under “Item 3. Key Information—D. Risk Factors” in this registration statement.

Q: Where can I get more information?

A: Before the Spin-Off, if you have any questions relating to the business performance of CBD or Éxito or the Spin-Off, you may contact the investor relations departments of CBD or Éxito at:

Almacenes Éxito S.A.

Investor Relations Department

Carrera 48 No. 32B Sur – 139

Envigado, Colombia

Telephone: +57 312 796-2298

Email: mmorenor@grupo-exito.com

Companhia Brasileira de Distribuição

Investor Relations Department

Avenida Brigadeiro Luiz Antonio, No. 3142
01402-901 São Paulo, SP, Brazil

Telephone: +55 11 3886-0421

Email: gpa.ri@gpabr.com

After the Spin-Off, if you have any questions relating to Éxito’s business performance, you may contact the investor relations department of Éxito at:

Almacenes Éxito S.A.

Investor Relations Department

Carrera 48 No. 32B Sur – 139

Envigado, Colombia

Telephone: +57 312 796-2298

Email: mmorenor@grupo-exito.com

If you hold CBD ADSs and have any questions with respect to the mechanics of the Spin-Off as they relate to your CBD ADSs, you may contact the CBD Depositary’s transfer agent, EQ, at:

JPMC Call Center at EQ

Telephone: +1 800 990 1135 (from inside the U.S.) / +1 651 453 2128 (from outside the U.S.)

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PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

For information regarding our directors and senior management, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.”

B. Advisers

Our Colombian legal counsel is Brigard & Urrutia Abogados S.A.S., Calle 70Bis No. 4 - 41, Bogotá, Colombia. Our U.S. legal counsel is White & Case LLP, 1221 Avenue of the Americas, New York, New York 10020. Our Brazilian legal counsel is Machado, Meyer, Sendacz & Opice Advogados, Avenida Brigadeiro Faria Lima, 3144, 11th floor, 01451-000, São Paulo, SP, Brazil.

C. Auditors

Ernst & Young Audit S.A.S. (“EY”), an independent registered public accounting firm, has acted as auditor with respect to the consolidated financial statements of Éxito as of December 31, 2021 and 2020 and for the years then ended included in this registration statement. The address for EY is Edificio Milla de Oro, Av. Cra. 43A No. 3 Sur 130 Torre 1 Piso 14, El Poblado, Medellín, Colombia.

Deloitte S.C. (“Deloitte Uruguay”), an independent registered public accounting firm, has acted as auditor with respect to the consolidated financial statements of Grupo Disco Uruguay S.A. and the financial statements of Devoto Hnos. S.A. as of December 31, 2021 and 2020 and for each of the two years in the period ended December 31, 2021 (prepared in Uruguayan pesos and before its translation into Colombian pesos), respectively, consolidated with those of Éxito, but not presented separately in this registration statement. The address for Deloitte Uruguay is Juncal 1385 Piso 11, Montevideo, Uruguay, 11000.

Deloitte & Co. S.A. (“Deloitte Argentina”), an independent registered public accounting firm, has acted as auditor with respect to the financial statements of Libertad S.A. as of December 31, 2021 and 2020 and for each of the two years in the period ended December 31, 2021 (prepared in Argentine pesos and before its translation into Colombian pesos), consolidated with those of Éxito, but not presented separately in this registration statement. The address for Deloitte Argentina is Florida 234 - 5th floor, Ciudad Autonoma de Buenos Aires, Argentina, C1005AAF.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. [Reserved]

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B. Capitalization and Indebtedness

The following table sets forth our consolidated capitalization and indebtedness as of December 31, 2021 on an actual historical basis. Investors should read the information in this table together with our audited consolidated financial statements appearing elsewhere in this registration statement, as well as the sections of this registration statement captioned “Presentation of Financial and Other Information” and “Item 5. Operating and Financial Review and Prospects.” The Spin-Off will not have any effect on our capitalization.

	As of December 31, 2021
	(in millions of US$)(1)	(in millions of COP)

Current loans and borrowings(2)	170	674,927
Non-current loans and borrowings(2)	186	742,084
Total loans and borrowings	356	1,417,011
Total shareholders’ equity	2,017	8,028,477
Total capitalization(3)	2,373	9,445,488

(1)	Solely for the convenience of the reader, Colombian peso amounts as of December 31, 2021 have been translated into U.S. dollars at the selling rate as of December 31, 2021 of COP 3,981.16 to US$1.00 for liabilities.
(2)	All our current and non-current loans and borrowing were unsecured as of December 31, 2021.
(3)	Total capitalization is defined as the sum of our total loans and borrowings plus total shareholders’ equity.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

You should carefully consider the risks described below, together with all of the other information included in this registration statement, in evaluating us, the Éxito common shares, Éxito ADSs and Éxito BDRs. The following risk factors could adversely affect our business, financial condition, results of operations and the price of the Éxito common shares, Éxito ADSs and Éxito BDRs.

Risks Relating to the Spin-Off

The Spin-Off may not be successful, and we may not enjoy the same benefits that we did as a subsidiary of CBD.

As of the date of this registration statement, CBD holds (directly and indirectly through GPA2) 96.52% of our issued and outstanding share capital. Upon completion of the Spin-Off, we will no longer be a subsidiary of CBD, which will hold approximately 13.26% of our issued and outstanding share capital. Although CBD will no longer be our direct controlling shareholder, Casino Group beneficially own the same percentage of common shares of Éxito as it will own immediately prior to the Spin-Off, or approximately 40% of Éxito’s common shares (approximately 34% directly and 5% indirectly, through its 41% participation in CBD). The process of becoming a standalone public company independent of CBD may distract our management from focusing on our business and strategic priorities. We also may not fully realize the anticipated benefits of the Separation, or the realization of such benefits may be delayed, if any of the risks identified in this “Risk Factors” section, or other events, were to occur.

We may not achieve some or all of the expected benefits of the Spin-Off, and the Spin-Off may adversely affect our business.

We may not be able to achieve the full strategic and financial benefits expected to result from the Spin-Off, or such benefits may be delayed or not occur at all. The Spin-Off is expected to provide the following benefits, among others:

●	permit each of the separate companies to increase their strategic focus on their businesses as each company operates in a different market with different client profiles, opportunities and business models;

●	improve the operational efficiencies of each of the separate companies by eliminating the inefficiencies of the current holding company structure;

●	improve the resource allocation by the separate companies and permit each company to achieve more attractive financing terms as investors are better able to understand each stand-alone business; and

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●	create value for stakeholders based on Éxito’s greater liquidity, its listing in key markets in the region (United States and Brazil) and the increased market visibility of each separate company, allowing investors to recognize the intrinsic value of each company, based on the attributes and performance of the separate companies.

We may not achieve these and other anticipated benefits for a variety of reasons, including, among others:

●	the listing of securities issued by Éxito in the Brazilian and U.S. markets will require significant amounts of management’s time and effort, which may divert management’s attention from our commercial strategies; and

●	following the Separation and the Spin-Off, we may be more susceptible to market fluctuations and other adverse events than if we were still a part of CBD. In addition, CBD and Éxito have expended and will continue to expend significant management time and resources and have incurred and will continue to incur significant expenses due to legal and financial advisory and accounting services fees related to the Spin-Off. These expenses must be paid regardless of whether the Spin-Off is completed. Any such conditions or changes could have the effect of delaying completion of the Spin-Off and otherwise reduce the anticipated benefits of the Spin-Off.

If we fail to achieve some or all of the benefits expected to result from the Spin-Off, or if such benefits are delayed, our business, financial conditions and results of operations could be adversely affected.

The Spin-Off may not be completed on the terms or timeline currently contemplated, or at all.

The completion of the Spin-Off is subject to numerous conditions, including obtaining the necessary regulatory and stock exchange approvals. See “Item 4. Information on the Company—A. History and Development of the Company—The Spin-Off—Conditions to the Spin-Off.” There is no assurance that the Spin-Off will be completed on the terms or timeline currently contemplated, or at all.

We will be required to comply with various rules and regulations as a public company listed on the Colombian Stock Exchange, the NYSE and the B3.

As a public company listed in Colombia, the United States and Brazil, we will be subject to various corporate governance and compliance rules and regulations. Accordingly, we will incur significant legal, accounting and other expenses that we did not incur as a subsidiary of CBD. The Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), as well as rules subsequently adopted by the SEC and the NYSE, have imposed various requirements on public companies, including setting forth rules regarding corporate governance practices. For example, Sarbanes-Oxley requires, among other things, that we maintain and periodically evaluate our internal control over financial reporting and disclosure controls and procedures. In particular, we and our managers will have to perform system and process evaluation and testing of our and their internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of Sarbanes-Oxley. We currently test our internal controls over financial reporting on a regular basis, in accordance with the financial reporting practices and policies of CBD. In conjunction with the audit of CBD’s consolidated financial statements in 2021, we reported to CBD deficiencies in our internal control over financial reporting which we classified as material weaknesses as of December 31, 2021, which CBD reported in their annual report on Form 20-F for the year ended December 31, 2021. These material weaknesses are described below under “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Internal Controls over Financial Reporting.” A mitigation plan is currently ongoing. If we are unable to successfully remediate these material weaknesses, they may be reported at the time we are required, on a standalone basis, to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of Sarbanes-Oxley. In addition, testing our internal controls as a standalone entity may require our management and other personnel to devote a substantial amount of time to comply with these requirements and also increase our legal and financial compliance costs. Compliance with Section 404 of Sarbanes-Oxley as a standalone entity will require a substantial accounting expense and significant management efforts. We cannot be certain at this time that all of our controls will be considered effective and our internal control over financial reporting may not satisfy the regulatory requirements when they become applicable to us.

Furthermore, the listing of our securities on the BVC, the NYSE and the B3 will require us to comply with the listing, reporting and other regulations for each exchange. Compliance with two sets of regulations, which may have different standards and requirements, will require more time and effort from management.

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The transitional services CBD has agreed to provide us may not be sufficient for our needs. In addition, we or CBD may fail to perform under various transaction agreements that will be executed as part of the Separation or we may fail to have necessary systems and services in place when certain of the transaction agreements expire.

In connection with the Spin-Off, we will enter into a Separation Agreement with CBD. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Separation Agreement.” The Separation Agreement will provide for the performance of key business services by CBD for our benefit for a period of time after the Spin-Off, including services performed by the following departments: human resources, information technology and investor relations, among others. All expenses and costs incurred by the parties in relation to the shared resources, including full labor costs and social security charges, depreciation charges for fixed assets and general expenses will be periodically allocated between the parties in proportion to the shared resources effectively used according to the criteria agreed between the parties. The costs and expenses are calculated, approved and charged on a quarterly basis. These services may not be sufficient to meet our needs and the terms of such services may not be equal to or better than the terms we may have received from unaffiliated third parties, including our ability to obtain redress.

We will rely on CBD to satisfy its performance and payment obligations under the Separation Agreement and related agreements. If CBD is unable to satisfy its obligations under these agreements, including its indemnification obligations, we could incur operational difficulties or losses. If we do not have in place our own systems and services, or if we do not have agreements with other providers of these services, we may not be able to operate our business effectively and this may have an adverse effect on our business, financial condition and results of operations. In addition, after our agreements with CBD expire, we may not be able to obtain these services at as favorable prices or on as favorable terms.

Éxito and CBD’s equity values after the Spin-Off may not accurately reflect the value of the underlying entities, and equity values may fluctuate significantly.

The trading price of the CBD common shares and the CBD ADSs immediately following the Spin-Off could be lower than immediately prior to the Spin-Off because the trading price will no longer reflect the value of Éxito and its subsidiaries. Furthermore, until the market has fully analyzed the value of CBD without all of its historical businesses, the trading price of the CBD common shares and the CBD ADSs may fluctuate significantly. We cannot assure you that, following the Spin-Off, the combined trading prices of the CBD common shares and the Éxito common shares will equal or exceed what the trading price of CBD common shares would have been in the absence of the Spin-Off or that the combined trading prices of the CBD ADSs and the Éxito ADSs will equal or exceed what the trading price of the CBD ADSs would have been in the absence of the Spin-Off. It is possible that after the Spin-Off, CBD’s and Éxito’s combined equity value will be less than CBD’s equity value before the Spin-Off.

The Spin-Off could result in substantial U.S. tax liability for you.

We intend to take the position that for U.S. federal income tax purposes, the Spin-Off (the distribution of Éxito common shares or Éxito ADSs to U.S. Holders of CBD common shares or CBD ADSs) will be a taxable distribution. The U.S. federal income tax treatment of the Spin-Off is discussed below at “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Consequences— U.S. Federal Income Tax Consequences of the Spin-Off.”

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Risks Relating to Our Industry and Us

Our traditional supermarkets and retail stores face increasing competition from internet sales, which may negatively affect sales of traditional channels, and our digital transformation strategy might not be an effective response to this emerging competition.

In recent years, retail sales of food, clothing and home appliances products over the internet have increased significantly in Colombia and in other Latin American countries where we have operations. We expect this trend to continue as more traditional retailers enter into the online retail field or expand their existing infrastructure related to internet sales. Growth in the internet retail business of our competitors would likely harm not only our retail operations but also our internet retail operations. Internet retailers are able to sell directly to consumers, reducing the importance of traditional distribution channels such as supermarkets and retail stores. Certain internet food retailers have significantly lower operating costs than traditional hypermarkets and supermarkets because they do not rely on an expensive network of retail points of sale or a large workforce. As a result, internet food retailers are able to offer their products at lower costs than we do and in certain cases are able to bypass retailing intermediaries and deliver particularly high-quality, fresh products to consumers. We believe that our customers are increasingly using the internet to shop electronically for food and other retail goods, and that this trend is likely to continue, especially as a result of the COVID-19 pandemic.

Additionally, technology employed in retail sales of food and home appliances evolves constantly as part of a modern digital culture. We may not be able to adapt to these changes quickly enough to meet our customers’ demands and preferences, as well as standards of the industry in which we operate.

If internet sales in our countries of operation continue to grow, consumers’ reliance on traditional distribution channels such as our supermarkets and retail stores could be materially diminished, which could have a material adverse effect on our financial condition and results of operations.

We are increasingly dependent on credit card sales. Any changes in the policies of merchant acquirers may adversely affect us.

We are increasingly dependent on credit card sales. In our Colombia segment, sales to customers using credit cards, including Tuya credit card, accounted for 32.2% and 29.7% of our consolidated revenue from contracts with customers in the years ended December 31, 2021 and 2020, respectively. In our Uruguay segment, customers using credit cards accounted for 29.1% and 28.3% of our consolidated revenue from contracts with customers in the years ended December 31, 2021 and 2020, respectively. In our Argentina segment, credit card sales accounted for 40.1%, and 41.8% of our consolidated revenue from contracts with customers in the years ended December 31, 2021 and 2020, respectively. In order to offer credit card sales to our customers, we depend on the policies of merchant acquirers, including fees charged by acquirers. Any change in the policies of acquirers, including, for example, their merchant discount rate, may adversely affect us.

Our business depends on strong brands. We may not be able to maintain and enhance our brands, or we may receive unfavorable customer complaints or negative publicity, which could adversely affect our brands.

We believe that our Éxito, Carulla, Surtimax, Super Inter, Surtimayorista, Devoto, Disco, Geant and Libertad brands contribute significantly to the success of our business. We also believe that maintaining and enhancing those brands is critical to expanding our base of customers, which depends largely on our ability to continue to create the best customer experience, based on our competitive pricing and our large assortment of products.

Customer complaints or negative publicity about our product offerings or services could harm our reputation and diminish consumer confidence in us. A reduction in the strength of our brands and reputation could adversely affect our business, financial condition and operating results.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

The global outbreak of the novel coronavirus disease (COVID-19) could affect our operations and could have an adverse impact on our business, financial condition, results of operations or prospects.

Since December 2019, a novel strain of coronavirus known as COVID-19 has spread in China and other countries. In 2020, the COVID-19 outbreak compelled governments around the world, including in Colombia, Uruguay and Argentina, to adopt temporary measures to contain the spread of COVID-19, such as lockdowns of cities, restrictions on travel and public transportation, business and store closures, and emergency quarantines, among others, all of which have caused significant disruptions to the global economy and normal business operations across a growing list of sectors and countries. The measures adopted to combat the COVID-19 outbreak have adversely affected and will continue to adversely affect business confidence and consumer sentiment, and have been, and may continue to be, accompanied by significant volatility in financial and commodity markets as well as stock exchanges worldwide.

While we have not experienced significant disruptions from the COVID-19 outbreak, we are unable to accurately predict the future impact that COVID-19 will have due to numerous uncertainties, including: (i) the severity and duration of the pandemic, including whether there are new waves caused by additional periods of increases or spikes in the number of COVID-19 cases, future mutations or related strains of the virus in areas in which we operate; (ii) evolving macroeconomic factors, including general economic uncertainty, unemployment rates, and recessionary pressures; (iii) unknown consequences on our business performance and initiatives stemming from the substantial investment of time and other resources to the pandemic response; and (iv) the long-term impact of the pandemic on our business, including consumer behaviors. Accordingly, our business may be adversely impacted by the fear of exposure to uncertainties related to or actual effects of COVID-19 or similar disease outbreak.

In addition, the COVID-19 pandemic may negatively impact our business by causing or contributing to, among other things, the following, each of which could adversely affect our business, results of operations, financial condition and cash flows:

●	We cannot assure you that the emergency health measures we adopted will be effective or that we will not have to adopt new protective measures, including work from home policies, which may divert our management’s attention and increase our operating costs;

●	If individual states and municipalities implement different COVID-19 preventative measures, we may be required to expend additional time to implement them, which may increase our operating costs. In addition, we cannot assure you that we will be able to fully comply with these measures, which may negatively impact the way we operate our stores; and

●	In case we face a worsening in the pandemic situation in the future, which will require some investments with additional temporary workers or new adaptations in our stores, which may increase our operating costs.

If new restrictions are imposed that again impact the production capacity of some of our suppliers, we might face new shortages in the future, in which case we may have to seek alternate sources of supply which may be more expensive, may not be available or may result in delays in shipments to us and subsequently to our customers.

We may not be able to protect our intellectual property rights.

Our future success depends significantly on our ability to protect our current and future brands and to defend our intellectual property rights, including trademarks, patents, domain names, trade secrets and know-how. We have been granted numerous trademark registrations covering our brands and products and have filed, and expect to continue to file, trademark and patent applications seeking to protect newly developed brands and products. We cannot assure that trademark and patent registrations will be issued with respect to any of our applications. There is also a risk that we could inadvertently fail to renew a trademark or patent on a timely basis or that our competitors will challenge, invalidate or circumvent any existing or future trademarks and patents issued to, or licensed by, us. We cannot be certain that the steps we have taken to protect our portfolio of intellectual property rights (including trademark registration and domain names) will be sufficient or that third parties will not infringe upon or misappropriate our proprietary rights. Any failure in our ability to protect our proprietary rights against infringement or misappropriation could adversely affect our business, results of operations, cash flows or financial condition, and in particular, on our ability to develop our business.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Our sales depend on the effectiveness of our advertisement and marketing campaigns, which may adversely affect our revenues and profitability.

To promote increased traffic of customers and attract them to our stores, we dedicate substantial resources to our advertisement and marketing campaigns. Our revenues and profitability depend on our ability to, among other things, identify our target consumers and decide on the marketing message and communication method to reach them most effectively. If we do not conceive, plan or execute our advertisement and marketing activities in order to successfully and efficiently increase revenues and market share, our profitability and financial position may be adversely affected.

We may not be able to renew or maintain our stores’ lease agreements on acceptable terms, or at all, and we may be unable to obtain or renew the operational licenses of our stores or distribution centers in a timely manner.

Most of our stores are leased. The strategic location of our stores is key to the development of our business strategy and, as a result, we may be adversely affected in the event that a significant number of our lease agreements is terminated and we fail to renew these lease agreements on acceptable terms, or at all. In addition, in accordance with applicable laws, landlords may increase rent periodically, usually every year. A significant increase in the rent of our leased properties may adversely affect our financial position and results of operations.

Our stores and distribution centers are also subject to certain operational licenses. Our inability to obtain or renew these operational licenses may result in the imposition of fines and, as the case may be, in the closing of stores or distribution centers. Given that smooth and uninterrupted operations in our stores and distribution centers are a critical factor for the success of our business strategy, we may be negatively affected in the case of their closing as a result of our inability to obtain or renew the necessary operational licenses.

Our product distribution is dependent on a limited number of distribution centers and we depend on the transportation systems and infrastructure in the geographies where we operate to deliver our products, and any disruption at one of our distribution centers or delay related to transportation and infrastructure could adversely affect our supply needs and our ability to distribute products to our stores and customers.

In Colombia, approximately 74% of our products are distributed through our 10 distribution centers and warehouses and our 3 logistics platforms. In Argentina, approximately 61.3% of our products are distributed through our distribution centers located in the central region of the country. In Uruguay, approximately 38.8% of our products are distributed through our 4 distribution centers and warehouses. The transportation system and infrastructure in Colombia, Argentina and Uruguay are underdeveloped and need significant investment to work efficiently and to meet our business needs.

Any significant interruption or reduction in the use or operation of transportation infrastructure in the cities where our distribution centers are located or in operations at one of our distribution centers, as a result of natural disasters, fire, accidents, systemic failures, strikes or other unexpected causes, may delay or affect our ability to distribute products to our stores and may decrease our sales, which may have a material adverse effect on us.

Our growth strategy includes the opening of new stores which may require the opening of new distribution centers or the expansion of the existing ones to supply and meet the demand of additional stores. Our operations may be negatively affected if we are not able to open new distribution centers or expand our existing distribution centers in order to meet the supply needs of these new stores.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Our systems are subject to cyberattacks and security and privacy breaches, which could cause a material adverse effect on our business and reputation.

We, like all business organizations in the digital world, are subject to a broad range of cyber threats, including attacks, with varying levels of sophistication. These cyber threats are related to the confidentiality, availability and integrity of our systems and data, including our customers’ confidential, classified or personal information.

We cannot assure you that our technical security controls, policy enforcement mechanisms, monitoring systems and management oversight to address these threats will be sufficient to ensure that certain types of attacks, including cyberattacks, may occur.

Furthermore, some of our suppliers and service providers have significant access to confidential and strategic data collected by our systems, including confidential information regarding our customers.

Any unauthorized access to, or release or violation of our systems and data or those of our customers, suppliers or service providers could affect our operations, particularly our digital retail operations, cause information losses and cause us to incur significant costs, including the cost of retrieving lost information, which could have a material adverse effect on our business and reputation.

Our information systems may suffer interruptions due to factors beyond our control, such as natural disasters, hacking, energy interruptions, failures in telecommunication and computer viruses, among other factors. Any of these types of interruption may adversely affect our operations, thereby impacting our cash generation and our financial condition.

Failure to protect our database, which contains the personal data of our clients and employees, and developments in data protection and privacy laws, could have an adverse effect on our business, financial condition or results of operations.

We maintain a database of information about our suppliers, employees and customers, which mainly includes, but is not limited to, data collected when customers sign up for our loyalty programs. If we experience a breach in our security procedures that affect the integrity of our database, including unauthorized access to any personal information of our customers, we may be subject to new legal proceedings that could result in damages, fines and harm to our reputation.

In the event of non-compliance with Colombian, Uruguayan and Argentinian laws or any other applicable law related to personal data, or in the event of a personal data breach, we may be subject to legal proceedings, fines and damage to our reputation, which may materially and adversely affect us.

Unfavorable decisions in legal or administrative proceedings could have a material adverse effect on us.

We are and may be party to legal and administrative proceedings related to civil, regulatory, tax and labor matters, which we cannot assure you that will be decided in our favor. Our management makes provisions for proceedings according to consultation with external legal advisors. These provisions may not be sufficient to cover the total cost arising from unfavorable decisions in legal or administrative proceedings. If all or a significant number of these legal and administrative proceedings have an outcome unfavorable to us, our business, financial condition and results of operations may be materially and adversely affected. In addition to financial provisions and the cost of legal fees associated with the proceedings, we may be required to provide guarantees in court in connection with the proceedings, which may adversely affect our financial condition. See “Item 4. Information on the Company—B. Business Overview—Legal Proceedings” and note 22 to our audited consolidated financial statements, included elsewhere in this registration statement, for a description of our material litigation contingencies.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Our market risk management procedures may not be able to reduce our exposure to such risks, which could adversely affect our business and results of operations.

We are subject to market risks, which include credit, interest rate, exchange rate, liquidity and share price variation risks. As of the date of this registration statement, we do not have a formal market risk management policy. In addition, we use asset protection instruments that only aim to mitigate exchange rate risk without formal and objective risk management parameters.

The absence of a formal market risk management policy and objective risk management parameters may increase our exposure to such risks and reduce the effectiveness of the mitigation actions adopted. If we are unable to develop, implement, monitor and, where necessary, update our market risk management procedures to address current or developing risks, we may not be able to prevent or reduce our exposure, which could result in unforeseen losses and have an adverse effect on our financial condition and results of operations.

We may be unable to attract or retain key personnel.

In order to support and develop our operations, we must attract and retain personnel with specific skills and knowledge. We face various challenges inherent to the administration of a large number of employees over a wide geographical area. Key personnel may leave us for a variety of reasons and the impact of these departures is difficult to predict, which may hinder the implementation of our strategic plans and adversely affect our results and operations.

Our ability to access the credit markets as well as the debt and equity capital markets on favorable terms to obtain funding to finance our operations or refinance our debt maturities may be limited due to the deterioration of these markets.

Our and our subsidiaries’ ability to access international and local capital markets and finance our operations and potentially refinance our debt maturities on terms acceptable to us could be adversely affected due to the volatility in in the global and local economies, the escalation of the military conflict between Ukraine and Russia, the potential impacts on demand of further lockdowns or outbreaks of COVID-19, the discovery of corruption by governments and private companies in emerging markets and further geopolitical disruptions in the world, which could involve developed countries, and in turn could worsen risk perception with respect to the emerging markets, or the occurrence of any of the risks described in these section. These conditions, along with significant write-offs in the financial services sector and the re-pricing of credit risk, can make it difficult for us to obtain funding for our capital needs on favorable terms.

Access to credit and capital markets depends on a number of factors, many of which we cannot control, including changes in: interest rates, the structured and commercial financial markets, tax rates due to new or changes to existing tax laws, foreign exchange and investment controls and restrictions, market perceptions of the industries in which we operate, which are mainly determined by our financial and operational strength. As a result of these factors, we may be forced to revise the timing and scope of our growth projects, therefore negatively affecting our results of operations and financial condition.

The Casino Group has the ability to direct our business and affairs despite holding less than 50% of our total voting shares and its interests might conflict with or differ from your interests as a shareholder.

As of the date of this registration statement, CBD holds (directly and indirectly through GPA2) 96.52% of the outstanding Éxito common shares, and the Casino Group is the beneficial owner of approximately 41% of the total capital stock of CBD. Accordingly, as of the date of this registration statement, Casino Group beneficially owns approximately 40% of our total capital stock. Following the completion of the Spin-Off, the Casino Group will beneficially own the same percentage of common shares of Éxito as it will own immediately prior to the Spin-Off, or approximately 40% of the Éxito’s common shares (approximately 34% directly and 5% indirectly, through its 41% participation in CBD), which is less than a majority of the total voting shares of Éxito.

It can also be argued that Casino Group will control approximately 47% of the Éxito common shares following the Spin-Off. In addition to the 34% of the outstanding Éxito common shares that the Casino Group will directly hold, Casino Group is the controlling shareholder of CBD, which itself will directly hold 13% of the Éxito common shares. Under Colombian law, a company is controlled if its decision-making power is subject to the will of another person. As the controlling shareholder of approximately 47% of Éxito, under Colombian law, Casino Group will be deemed Éxito’s controlling shareholder despite holding less than 50% of Éxito’s total voting shares (directly or indirectly) due its ability to cast the votes constituting a majority to take decisions in a general shareholders’ meeting, and to appoint the majority of the members of our board of directors, who, in turn, appoint our executive officers. Considering past quorums and voting patterns of listed companies in Colombia, including Éxito, the percentage of Éxito common shares held directly and indirectly by Casino Group may be sufficient to take most of the decisions at our general shareholders’ meeting, including the election of directors, amendments to our organizational documents and any merger, consolidation, sale of all or substantially all of our assets and other major corporate transactions. The Casino Group’s interests and business decisions may conflict with and prevail over those preferred by our other shareholders, ADS holders or BDR holders, and there is no assurance that such business decisions and interests will result in improvements in our results of operations, which may adversely affect the trading price of our securities.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

We cannot guarantee that our service providers or suppliers do not engage in irregular practices.

Given the decentralization and outsourcing of our service providers’ operations and our suppliers’ production chains, we cannot guarantee that they will not have issues regarding working conditions, sustainability, outsourcing the provision or production chain and improper safety conditions, or that they will not engage in these irregular practices to lower service or product costs. If a significant number of our service providers or suppliers engage in these practices, our reputation may be harmed and, as a consequence, our customers’ perception of our products may be adversely affected, causing a reduction in sales and results of operations as well as in the trading price of the Éxito common shares, ADSs and BDRs.

Some categories of products that we sell are principally acquired from a few suppliers and over-concentration could affect the availability of these products.

Some categories of products that we sell are principally acquired from a few suppliers. If any supplier is not able to supply the products in the quantity and at the frequency that we normally acquire them, and we are not able to replace the supplier on acceptable terms or at all, we may be unable to maintain our usual level of sales in the affected category of product, which may have a material adverse effect on our business and operations and, consequently, on our results of operations.

We may be held responsible for consumer incidents involving adverse reactions after consumption of products sold by us.

Products sold in our stores may cause consumers to suffer adverse reactions. Incidents involving these products may have a material adverse effect on our operations, financial condition, results of operations and reputation. Legal or administrative proceedings related to these incidents may be initiated against us, with allegations, among others, that our products were defective, damaged, adulterated, contaminated, do not contain the properties advertised or do not contain adequate information about possible side effects or interactions with other chemical substances. Any actual or possible health risk associated with these products, including negative publicity related to these risks, may lead to a loss of confidence among our customers regarding the safety, efficacy and quality of the products sold in our stores, especially our private label products. Any allegation of this nature made against our brands or products sold in our stores may have a material adverse effect on our operations, financial condition, results of operations and reputation.

We face significant competition and pressure to adapt to changing consumer habits and preferences, which may adversely affect our market share and net income.

We operate mainly in the food retail industry in Colombia, including the home appliances segment, which are highly competitive. We compete with other retailers based on price, product mix, store location and layout and services. Consumer habits are constantly changing, and we may not be able to anticipate and quickly respond to these changes. We face intense competition from other store formats and sub-segments within the food retail industry, especially the cash-and-carry and hard-discount sector, which has in recent years imposed significant competitive pressure on our hypermarket stores. We also face competition from small and regional retailers, mainly in the retail segment, and especially from those that operate in the informal segment of the Colombian economies. Acquisitions or consolidations within the industry may also increase competition and adversely affect our market share and net income.

If we are unable to compete successfully in our target markets (including adapting our store format mix or layout, identifying locations and opening stores in preferred areas, and quickly adjusting our product mix or prices under each of our brands and segments) or otherwise adjust to changing consumer habits and preferences, such as shopping on mobile devices, we may lose market share, which would adversely affect our financial condition and results of operations.

The Colombian food retail industry is sensitive to decreases in consumer purchasing power and unfavorable economic cycles.

Historically, the Colombian food retail industry has experienced periods of economic slowdown that led to declines in consumer expenditures. The success of operations in the food retail and home appliances sectors depends on various factors related to consumer expenditures and consumer income, including general business conditions, interest rates, inflation, consumer credit availability, taxation, consumer confidence in future economic conditions, employment and salary levels. Reductions in credit availability and more stringent credit policies adopted by us and credit card companies may negatively affect our sales, especially for home appliances. Unfavorable economic conditions in Colombia or in other Latin American countries where we operate, or unfavorable economic conditions worldwide reflected in the Colombian economy and in those other countries where we operate, may significantly reduce consumer expenditure and available income, particularly for lower income classes, who have less access to credit than higher income classes, more limited debt refinancing conditions and more susceptibility to be affected by increases in the unemployment rate. These conditions may have a material adverse effect on our financial condition and results of operation.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

According to DANE, as of the end of December 31, 2021, the Colombian GDP increased 10.6% when compared to the same period of 2020, while GDP decreased 6.8% when compared to the same period of 2019. The Colombian retail and wholesale industry as a whole increased 11.8% during 2021 and decreased 1.7% during 2020, mainly as a result of the adverse effects of the COVID-19 pandemic, including restrictions on the circulation of people, lockdowns, closing of commercial spaces, as well as the increased unemployment rate and lower consumer confidence.

Our results of operations and financial condition have been, and will continue to be, affected by the weak GDP of the countries where we operate. Developments in the economy of the Latin American countries where we operate, principally Colombia, may affect these countries’ growth rates and, consequently, the use of our products and services, which may adversely affect the trading price of Éxito common shares, ADSs and BDRs.

Because the retail industry is usually perceived as essentially growth-oriented, we are dependent on the growth rate of Colombia’s urban population and different income levels. Any decrease or slowdown in these metrics in Colombia, may adversely affect our sales and our results of operations.

We could be materially adversely affected by violations of the U.S. Foreign Corrupt Practices Act, the Sapin II Law and similar anti-corruption laws.

In Colombia, Law No. 1778 of 2016, as amended by Law No. 2195 of 2022, created a new case of liability for companies in case any of their controlling shareholders, employees, contractors or administrators or of any of their subsidiaries, carry out foreign bribery offences. The sanctions include fines (up to 200,000x the current minimum monthly wage) and a prohibition to contract with the Colombian Government, among others. Likewise, Colombian law contemplates among its criteria for limiting corporate liability the existence, execution and effectiveness of transparency and business ethics programs or anti-corruption mechanisms within the company.

Additionally, French Law No. 1,691, of December 2016 (the “Sapin II Law”), relates to transparency, preventing corruption and the modernization of economic activity, and determines that companies must establish an anti-corruption program to identify and mitigate corruption risks. Under the Sapin II Law, among others, any legal entity or individual may be held criminally liable for offering a donation, gift or reward with the intent to induce a foreign public official to abuse their position or influence to obtain an undue advantage. The Sapin II Law is applicable to companies belonging to a group whose parent company is headquartered in France and whose workforce includes at least 500 employees worldwide. As such, the Sapin II Law applies to us. The key anti-corruption provisions of the Sapin II Law have been in force since June 1, 2017.

Failure to comply with anti-corruption laws in any of the countries where we have operations and to which we are subject or any investigations of misconduct, or enforcement actions could subject us to fines, loss of operating licenses, and reputational harm as well as other penalties, including individual arrests, which may materially and adversely affect us, our reputation, and the trading price of Éxito common shares, ADSs and BDRs.

We are subject to environmental laws and regulations and any non-compliance may adversely affect our reputation and financial position.

We are subject to a number of different federal, state and municipal laws and regulations relating to the preservation and protection of the environment, especially in relation to our gas stations. Among other obligations, these laws and regulations establish environmental licensing requirements and standards for the release of effluents, gaseous emissions, management of solid waste and protected areas. We incur expenses for the prevention, control, reduction or elimination of releases into the air, ground and water at our gas stations, as well as in the disposal and handling of wastes at our stores and distribution centers. Any failure to comply with those laws and regulations may subject us to administrative and criminal sanctions, in addition to the obligation to remediate or indemnify others for the damages caused. We cannot ensure that these laws and regulations will not become stricter. If they do, we may be required to increase, perhaps significantly, our capital expenditures and costs to comply with these environmental laws and regulations. Unforeseen environmental investments may reduce available funds for other investments and could materially and adversely affect us.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Risks Relating to the Countries Where we Operate

The political and economic conditions of the countries in which we operate may adversely affect us.

The political and economic conditions of the countries in which we operate may adversely affect us.

We are vulnerable to international economic crises and declining per capita income in the countries in which we operate. A decrease in consumption in these markets could adversely affect our sales.

We face risks related to the international markets in which we operate, primarily including:

●	interference by local governments in economic policies;

●	unstable exchange rates and devaluation of local currencies;

●	deterioration of economic conditions;

●	inflation and interest rates;

●	foreign exchange controls and restrictions on remittances abroad, including remittance of dividends;

●	fiscal policy and tax regime;

●	foreign trade policy, including taxes and tariffs;

●	liquidity in the financial, capital and credit markets; and

●	other political, social, and economic risks that affect the markets in which we operate.

The occurrence of any of these factors, as well as any other factor affecting economic, political and social conditions in the markets in which we operate or intend to operate, may prevent us from fulfilling our strategic goals in these countries or in our international operations as a whole, and may adversely affect us.

Economic and political conditions in Colombia may adversely affect our business, results of operations and the trading price of the Éxito common shares, ADSs and BDRs.

Economic and political conditions in Colombia may adversely affect our business, results of operations and the trading price of the Éxito common shares, ADSs and BDRs, as our operations in Colombia represented 77.0% of our consolidated revenue from contracts with customers in the year ended December 31, 2021. Economic growth or contractions, inflation, changes in law, regulation, policy or future judicial rulings and interpretations of policies involving exchange controls and other matters such as (but not limited to) currency depreciation, inflation, interest rates, taxation, banking laws and regulations and other political or economic developments in or affecting Colombia may affect the overall business environment and may, in turn, adversely affect us.

President Gustavo Petro, who took office in August 2022, inherited high government spending levels, and measures to meet fiscal targets may lead to protests around the country, paralyzing activities in the main cities in Colombia for days. Furthermore, although throughout recent history elected governments and members of the Colombian congress have pursued free market economic policies with almost no economic interventions, we cannot predict which policies, if any, will be adopted by the new government and/or congress and whether those policies would have a negative impact on the Colombian economy or our business and financial performance. On August 8, 2022, the Ministry of Finance of Colombia submitted a tax reform bill to the Colombian congress proposing several changes to the current Colombian tax regime. The tax reform bill was approved by the Colombian congress on November 17, 2022, and was sanctioned by President Gustavo Petro on December 13, 2022 as Law No. 2277 of 2022. The tax reform is effective as of January 1, 2023. The tax reform includes, among others: (1) a new permanent equity tax applicable to Colombian individuals and non-residents; (2) an increase in the dividend tax rate for local and foreign shareholders; (3) an increase in the long-term capital gains tax rate, from 10% to 15%; (4) the elimination of specific tax benefits and exemptions such as the rule that exempted the taxing of capital gains from the sale of publicly listed shares (currently applicable to sale of less than 10% of the total shares in circulation, which would be limited to 3% of the total shares in circulation as from 2023); (5) an income tax surtax for companies engaged in the extraction of crude oil and coal ranging from 0% to 15% and based on international prices; and (6) the introduction of a minimum tax based on effective tax rate determined on accounting profits. See “Item 10. Additional Information—E. Taxation——Material Colombian Tax Consequences”.

We may be adversely affected by changes in government or fiscal policies, and other political, diplomatic, social and economic developments that may affect Colombia. We cannot predict what policies will be adopted by the Colombian Government and whether those policies would adversely affect the Colombian economy and, consequently, us.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

In March 2017, Fitch Ratings (“Fitch”) upgraded Colombia’s rating outlook from negative to stable due to the perceived reduction in macroeconomic imbalances as a result of the sharp reduction in the current account deficit, diminished uncertainties surrounding Colombia’s fiscal consolidation path due to the tax reform measures passed in December 2016 and the expectation that inflation would meet the Colombian Central Bank’s target. Fitch reaffirmed the “stable” outlook in May 2017. In December 2017, S&P downgraded Colombia’s long-term foreign currency sovereign credit ratings from “BBB” to “BBB-.” In February 2018, Moody’s Corporation (“Moody’s”) changed Colombia’s rating outlook from stable to negative. In April 2020, amid developments relating to the spread of COVID-19 and the collapse of oil prices, S&P changed the outlook of Colombia’s credit rating to negative and Fitch downgraded Colombia’s credit rating from “BBB” to “BBB-” with a negative outlook.

In May 2021, S&P Global Ratings (“S&P”) downgraded Colombia’s long-term foreign currency sovereign credit rating “BBB” to “BB+” after protests forced the country’s government to withdraw a fiscal reform proposal that aimed to finance transitory and structural higher spending. In July 2021, Fitch Ratings (“Fitch”) also downgraded Colombia´s credit rating from “BBB-” to “BB+” due to deterioration of public finances with large fiscal deficits and a rising government debt level. In October 2021, Moody’s Investors Service (“Moody’s”) affirmed Baa2 rating and changed outlook on Colombia’s rating to stable from negative, supported by the government’s track record of prudent macroeconomic management and capacity to build consensus and promote policies that foster economic growth and support fiscal metrics. The stable outlook reflects Moody’s expectation that the fiscal measures approved by the government and the post-pandemic economic recovery will support debt stabilization. In May and June 2022 S&P and Fitch, respectively, affirmed Colombia’s credit rating. Any further downgrade of Colombia’s credit rating could adversely affect the Colombian economy and us.

In December 2021, Fitch Ratings affirmed Uruguay´s rating to “BBB-” and revised the credit rating outlook to stable from negative. The revision reflects Uruguay´s fiscal resilience through the pandemic and ongoing improvement on the structural fiscal position. The “BBB-” rating is supported by relatively high per capita GDP, strong governance indicators and institutional strength evidenced by a strong vaccination campaign, as well as a robust liquidity position. It is constrained by weak economic growth and a relatively slow post-pandemic recovery, high public debt and its large foreign currency component, a record of high inflation, and policy flexibility that its weak in the context of prevalent dollarization, indexation and shallow financial debt. Any downgrade of Uruguay´s credit rating could adversely affect the Uruguayan economy and us.

In October 2022, Fitch Ratings downgraded Argentina’s rating from “CCC” to “CCC-”, reflecting weak external liquidity and pronounced macroeconomic imbalances which are expected to increasingly undermine debt repayment capacity. Argentina’s debt repayment record is one of the weakest among rated sovereigns. Any downgrade of Argentina’s credit rating could adversely affect the Argentinian economy and us.

High rates of inflation in the countries where we operate may have an adverse impact on us.

The average annual rate of inflation in Colombia for the past ten years has been 3.89%. Inflation increased by 0.19% in 2021, as compared to 2020. As reported by the Colombian Central Bank, the annual consumer price index, the measure of inflation, for the years ended December 31, 2021 and 2020 was 5.62% and 1.61%, respectively. The increase in inflation in 2021 was mainly due to: (1) roadblocks associated with public order events during the second quarter; and (2) an upward trend in international oil prices. Inflation impacts the prices of goods, raw materials and local interest rates as a result of government measures to control inflation. In Uruguay, the rate of inflation decreased from 9.4% in 2020 to 8.0% in 2021. In Argentina, the rate of inflation increased from 36.1% in 2020 to 50.9% in 2021, and the internal wholesale price index increased from 33.4% in 2020 to 51.3% in 2021.

The measures taken by the central banks in the countries where we operate, often include maintaining a tight monetary policy with high interest rates, restricting the availability of credit and negatively affecting the rate of economic growth. We cannot assure that the measures taken by the central banks in the countries where we operate will be effective in curbing inflation.

High rates of inflation have impacted our business historically and may continue to do so in the future, as increased good prices may result in reduced consumer spending, which could reduce our revenues and/or our margins. For more information, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Macroeconomic Environment and Factors Affecting Our Results of Operations—Macroeconomic Environment.” Inflation is also likely to increase some of our costs and expenses. More than 95% of our costs and expenses are denominated in local currency as of December 31, 2021, and we cannot guarantee that we will be able to pass on price increases to our customers, in the event of further inflation hikes, which could have a material adverse effect on us.

Developments and the perception of risk in other countries may adversely affect the price of Colombian securities, including the Éxito common shares, ADSs and BDRs.

The market value of securities of Colombian issuers is affected to varying degrees by economic and market conditions in other countries, including developed countries such as the United States and certain European and emerging market countries. Investors’ reactions to developments in these countries may adversely affect the market value of securities of Colombian issuers, including the Éxito common shares, ADSs and BDRs. Trading prices on BVC, for example, have been historically affected by fluctuation in interest rates applicable in the United States and variation in the main U.S. stock indices. Any increase in interest rates in other countries, especially the United States, may decrease global liquidity and the interest of investors in the Colombian capital markets, adversely affecting the Éxito common shares, ADSs and BDRs. Moreover, crises or significant developments in other countries and capital markets may diminish investors’ interest in securities of Colombian issuers, including the Éxito common shares, ADSs and BDRs, and their trading price, limiting or preventing our access to capital markets and to funds to finance our future operations at acceptable terms.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Disruption or volatility in global financial and credit markets could have a material adverse effect on us.

The global financial and credit markets are currently, and have from time to time experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, rising interest and inflation rates, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. Such volatility and uncertainty in global financial and credit markets have also generally led to an increase in the cost of funding for Colombian and international issuers and borrowers. More recently, the closures of Silicon Valley Bank and Signature Bank and their placement into receivership with the Federal Deposit Insurance Corporation and the liquidity crises experienced by First Republic Bank and Credit Suisse in March 2023 created bank-specific and broader financial institution liquidity risk and concerns. Uncertainty remains over liquidity concerns in the financial services industry and potential impacts on the broader global economy, and our business, our business partners, and/or industry as a whole may be adversely impacted in ways that we cannot predict at this time. If other banks and financial institutions enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, our ability to access our existing cash, cash equivalents and investments may be threatened and could have a material adverse effect on our business and financial condition. In addition, if any of our customers, suppliers or other parties with whom we conduct business are unable to access funds, such parties’ ability to pay or perform their obligations to us or to enter into new commercial arrangements requiring additional payments to us or additional funding could be adversely affected. Moreover, investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. Any material decline in available funding could have a material adverse effect on us.

The outbreak of communicable diseases around the world, including the COVID-19, may lead to higher volatility in the global capital markets and recessionary pressure on the Colombian economy. Any outbreak in Colombia could directly affect our operations, each of which may materially and adversely affect our business, financial condition and results of operations.

The outbreak of communicable diseases on a global scale may affect investment sentiment and result in higher volatility in global capital markets and may have a recessionary effect on the Colombian economies. Since December 2019, a novel strain of coronavirus known as COVID-19 has spread in China and other countries. In 2020, the COVID-19 outbreak has compelled governments around the world, including in Colombia, to adopt temporary measures to contain the spread of COVID-19 by means such as lockdowns of cities, restrictions on travel and public transportation, business and store closures, and emergency quarantines, among others, all of which have caused significant disruptions to the global economy and ordinary course of business operations across a growing list of sectors and countries. The measures adopted to combat the COVID-19 outbreak have adversely affected and will continue to adversely affect business confidence and consumer sentiment. They have been, and may continue to be, accompanied by significant volatility in financial and commodity markets as well as stock exchanges worldwide.

The spread of COVID-19, especially if the measures to curb the spread of the virus lingers, may have broader macro-economic implications, including reduced levels of economic growth and possibly a global recession, the effects of which could be felt well beyond the time the spread of infection is contained. Many countries are implementing relief plans to reduce the effects of the COVID-19 in the local and world economy. Due to the uncertainties related to the length of this novel virus, we cannot estimate the additional impacts that the COVID-19 may cause on the price and performance of the Éxito common shares, ADSs and BDRs. Any material change in the Colombian and international financial markets or the economies of countries where we operate as a result of these events or any developments may materially and adversely affect our business, financial condition and results of operations.

Exchange rate volatility may adversely affect the economies of countries where we operate and us.

The Colombian peso has historically experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. The Colombian peso depreciated against the U.S. dollar by 0.8% in 2019, 4.7% in 2020 and 16.0% in 2021. Depreciation of the Colombian peso against the U.S. dollar could create inflationary pressures in Colombia and cause increases in interest rates, which negatively affects the growth of the Colombian economy as a whole, curtails access to foreign financial markets and may prompt government intervention, including recessionary governmental policies. Depreciation of the Colombian peso against the U.S. dollar has also, including in the context of an economic slowdown, led to decreased consumer spending, inflationary pressures and reduced growth of the economy as a whole, which may negatively impact our results of operation if similar trends arise. Depreciation of the Colombian peso against the U.S. dollar would also reduce the U.S. dollar value of distributions and dividends. As a result, we may be materially and adversely affected by Colombian peso/U.S. dollar exchange rate variations. Our sales in each of our countries of operations are also priced in local currencies. To the extent that the Colombian peso depreciates against the U.S. dollar, our revenues may be adversely affected when expressed in U.S. dollars, as observed during the year ended December 31, 2021. The effect of exchange rate fluctuations is mitigated by the fact that most of our operating costs and expenses are denominated in local currency and a significant part of our indebtedness is denominated in Colombian pesos.

The Uruguayan peso depreciated against the U.S. dollar by 15.1% in 2019, 13.7% in 2020 and 5.4% in 2021. The effectiveness of monetary policy in the country may be a concern given the heavily dollarized economy.

The Argentinian peso depreciated against the U.S. dollar by 62.1% in 2019, 42.7% in 2020 and 20.5% in 2021.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

The Colombian Government and the Colombian Central Bank exercise significant influence on the Colombian economy. Political and economic conditions may have an impact on our business, financial condition and results of operations.

The Colombian Government and the Colombian Central Bank can intervene in Colombia’s economy and make significant changes in monetary, fiscal and regulatory policy, which could result in currency devaluation and the changes in international reserves. Our business, financial condition and results of operations may be adversely affected by changes in government or fiscal policies, and other political, diplomatic, social and economic developments that may affect Colombia or the international markets. Possible developments include fluctuations in exchange rates, inflation, instability of prices, changes in interest rates, liquidity of domestic capital and debt markets, exchange controls, deposit requirements on foreign borrowings, controls on capital flows, and limits on foreign trade.

Although the Colombian Government has not imposed foreign exchange restrictions since 1990, Colombia’s foreign currency markets have historically been extremely regulated. Colombian law permits the Colombian Central Bank to impose foreign exchange controls to regulate the remittance of dividends and/or foreign investments in the event that the foreign currency reserves of the Colombian Central Bank fall below a level equal to the value of three months of imports of goods and services into Colombia. An intervention that precludes us from possessing, utilizing or remitting dollars would impair our financial condition and results of operations, and would impair our ability to convert any payments to U.S. dollars.

The Colombian Government has considerable power to shape the Colombian economy and, consequently, affect the operations and financial performance of businesses. The Colombian Government may seek to implement new policies aimed at controlling further fluctuation of the peso against the U.S. dollar and fostering domestic price stability. The president of Colombia has considerable power to determine governmental policies and actions relating to the economy and may adopt policies that are inconsistent with those of the prior government or that may negatively affect us.

The implementation of new exchange controls and restrictions on capital inflows and outflows could limit the availability of international credit and could threaten the financial system, adversely affecting the Argentine economy and, as a result, our business.

Although there are no restrictions on the ability of subsidiaries in Argentina to transfer funds to Éxito in the form of cash dividends, or loan repayments or advance payments, due to the foreign exchange crisis generated in August 2019 and the continued reduction of the Argentine Central Bank’s foreign currency reserves, since September 1, 2019 the Argentine government has imposed rigid exchange controls and transfer restrictions, that have made more expensive the ability to obtain foreign currency, remit to foreign investors the proceeds from their investments in Argentina or make certain payments or distributions out of Argentina.

In response to the re-imposed foreign exchange restrictions, an unofficial U.S. dollar trading market developed again in which the Argentine peso-U.S. dollar exchange rate differed substantially from the official Argentine peso -U.S. dollar exchange rate in the foreign exchange market. In addition, access to foreign currency and its transfer out of Argentina can also be obtained through capital markets transactions denominated “blue-chip swap,” subject to certain restrictions, which is significantly more expensive than acquiring foreign currency in the foreign exchange.

In the past, the Argentine government also imposed informal restrictions on the ability of entities and individuals to purchase foreign currency, consisting in de facto measures as those described in the first paragraph. Notwithstanding the measures adopted by the Argentine government in the recent years, in the future the Argentine government could reinstate further exchange controls, transfer restrictions, restrictions on the free movement of capital, and may implement other measures in response to capital flight or a significant depreciation of the Argentine peso, which could further limit our ability to receive dividends, distributions, or the proceeds from any sale of shares from our investments in Argentina. Such measures could lead to renewed political and social tensions, and could undermine the Argentine government’s public finances, which could adversely affect Argentina’s economy and prospects for economic growth and, consequently, adversely affect our business and results of operations.

If the United States imposes sanctions on Colombia in the future, our business may be adversely affected.

Colombia is among several nations whose eligibility to receive foreign aid from the United States is dependent on its progress in stemming the production and transit of illegal drugs, which is subject to an annual review by the President of the United States. Although Colombia is currently eligible for such aid, Colombia may not remain eligible in the future. A finding by the President of the United States that Colombia has failed demonstrably to meet its obligations under international counter-narcotic agreements may result in the imposition of economic and trade sanctions on Colombia which could result in adverse economic consequences in Colombia including potentially threatening our ability to obtain necessary financing to develop our business and could further heighten the political and economic risks associated with our operations.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Developments in other emerging markets may adversely affect the market value of the Éxito common shares, ADSs and BDRs.

Emerging markets are subject to greater risks than more developed markets, and financial turmoil in any emerging market could disrupt business in Colombia and adversely affect the price of the Éxito common shares, ADSs and BDRs. Moreover, financial turmoil in any important emerging market country may adversely affect prices in stock markets and prices for capital securities of issuers in other emerging market countries as investors move their money to more stable, developed markets. An increase in the perceived risks associated with investing in emerging markets could dampen capital flows to Colombia and adversely affect the Colombian economy in general, and the interest of investors in our common shares and our Éxito ADSs in particular. We cannot assure you that the value of Éxito common shares, ADSs and BDRs will not be negatively affected by events in other emerging markets or the global economy in general.

Political conditions in the other emerging markets and the United States may adversely affect our results of operations and financial condition.

The Colombian economy and the market value of securities issued by Colombian issuers and issuers with operations in Colombia may be, to varying degrees, affected by economic and market conditions in other emerging market countries and in the United States. Furthermore, economic conditions in Colombia are correlated with economic conditions in the United States as a result, among other things, of the United States-Colombia Free Trade Agreement (“USCOFTA”), and increased economic activity between the two countries.

Adverse economic conditions in the United States, the termination or re-negotiation of free trade agreements, including the, or other related events could have an adverse effect on the Colombian economy. Although economic conditions in other emerging market countries and in the United States may differ significantly from economic conditions in Colombia, investors’ reactions to developments in other countries may have an adverse effect on the market value of securities of Colombian assets. There can be no assurance that future developments in other emerging market countries and in the United States, over which we have no control, including the re-negotiation of free-trade agreements such as the USCOFTA, will not have a material adverse effect on our ability to service our debt, which could impair our ability to make dividend payments and could adversely affect the market price of the Éxito common shares, ADSs and BDRs.

Historically, Colombia has experienced several periods of violence and instability. Future violence and instability in Colombia may adversely affect the Colombian economy and our operations.

Colombia has experienced several periods of violence over the past five decades, primarily due to the activities of guerrillas, paramilitary groups, drug cartels and criminal bands known as Bacrim. In response, the Colombian Government has implemented various security policies and has strengthened its military and police forces, including the creation of specialized units.

Despite the peace treaty between the Colombian Government and the Revolutionary Armed Forces of Colombia (“Fuerzas Armadas Revolucionarias de Colombia) (“FARC”), a lasting decrease in violence or drug-related crime in Colombia or the successful integration of former guerilla members into Colombian society, may not be achieved. In 2018, the Colombian Government suspended the peace negotiations with the National Liberation Army (Ejército de Liberación Nacional) (“ELN”) and in 2019, a minority group of dissidents within FARC announced their return to illegal activities. During 2019, ELN perpetrated different terrorist attacks in Colombia, including a car bomb in a police academy in Bogotá, which resulted in 21 people dead, and many other injured. An escalation of violence or drug-related crime may have a negative impact on the Colombian economy and on us.

In addition, the peace agreement reached with FARC may be modified by future governments, including the current president. If there are deviations from the peace agreement, there can be no assurance that criminal actions will not escalate in Colombia. Although the Colombian congress has approved certain regulations to implement the final peace agreement such as the law governing the Special Peace Justice System (Jurisdicción Especial para la Paz), laws enacted by the Colombian congress in this regard may differ from the provisions of the peace agreement.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

During 2020, the ELN and FARC dissidents, together with other splinter criminal groups, continued to operate in Colombia and while the security situation has improved dramatically in recent years, there can be no guarantee that the situation will not again deteriorate. Any increase in kidnapping or terrorist activity in Colombia or in the areas of our projects generally may disrupt supply chains and discourage qualified individuals from being involved with our operations.

During his presidential campaign, the President of Colombia, Mr. Gustavo Petro expressed his support for the reinstatement of negotiations with ELN. In October, 2022, the government of President Gustavo Petro announced the reinstatement of such negotiations. To this date, we may not be able to anticipate the outcome, or consequences of such negotiations, and how they may affect our business.

Moreover, the Latin American region has recently experienced a wave of protests and violence calling for demanding social reforms to pension and retirement regimes, access to health care, access to education, environmental protection, and taking measures against inequality, among others experienced strikes and other demonstrations relating to political unrest in the region. Such protests also occurred in Colombia, and the Colombian Government has failed to reach an agreement with the leaders of the protests.

Additionally, all of the above may impact the perception that matters have not improved in Colombia and may hinder our ability to access capital in a timely or cost-effective manner. There can be no assurance that continuing attempts to reduce or prevent guerilla, drug trafficking or criminal activity will be successful or that guerilla, drug trafficking and/or criminal activity will not disrupt our operations in the future.

A failed implementation of the peace agreements with the FARC may affect Colombia’s security and our operations.

Since the beginning of the negotiations of the peace agreements executed between the Colombian Government and the FARC on November 24, 2016, guerrilla actions against maintenance related activities in our sector have diminished. Nonetheless, the process of implementation entails some risks that may affect our operations in the future, such as the emergence of new criminal structures composed of dissident members of the FARC and the resulting increase in criminal activity, especially in urban areas, new requests for restitution of land stripped during the conflict, areas with high presence of antipersonnel mines, the formation of a new political party composed by ex-guerrilla, along with the emergence of new political forces throughout regions in which we operate, and the strengthening of social pressure groups. In addition, depending on actions of President Petro, the implementation of the peace treaties could produce uncertain political results. Should any of these risks materialize, the development of new projects could be slowed or discontinued, and/or could lead to a scenario of socio-political instability, which may increase demands of social and economic investment to the companies operating in Colombia.

The peace agreement signed with FARC may result in the enactment of new laws and regulations, the impact of which on our operations is unpredictable.

The implementation of the peace agreement with the FARC has required and may continue to require the enactment of new laws and regulations, which may impact our activity in ways we cannot anticipate. Legislation has been enacted in connection with the implementation of the Rural Reform (Reforma Rural Integral) as provided under the peace agreement. Such legislation included the creation of a Land Fund for the Rural Reform (Fondo de Tierras para la Reforma Rural Integral) and set forth certain parameters to grant land to certain benefited populations and which properties are subject to be granted. In addition, the Colombian congress approved laws governing the Special Peace Justice System (Jurisdicción Especial para la Paz), which has been advancing in accordance with the peace agreement. The impact of such new legislation is still unknown, and further regulations may be required for such legislation to be implemented. In addition, laws enacted by the Colombian congress may differ from the provisions of the peace agreement and lead to an escalation of criminal and terrorist acts by the FARC or other groups in Colombia. New laws or regulations enacted in connection with the implementation of the peace agreement may impact our activity and may have a negative effect on our financial condition and results of operations and the market price of the Éxito common shares, ADSs and BDRs.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

The Colombian Government could seize or expropriate our assets under certain circumstances.

Pursuant to Articles 58 and 59 of the Colombian constitution, the Colombian Government can exercise its eminent domain powers in respect of our assets if any such action is deemed by the Colombian Government to be required in order to protect public interests. Eminent domain powers may be exercised through: (i) an ordinary judicial expropriation proceeding (expropiación judicial), (ii) an administrative expropriation proceeding (expropiación administrativa) or (iii) an expropriation for war reason (expropiación en caso de guerra). In all cases, we would be entitled to a compensation (indemnización previa) for the expropriated assets. Also, as a general rule, compensation must be paid before the asset is effectively expropriated (except in the case of expropriation for reasons of war, in which case compensation may be quantified and paid later). However, the compensation may be lower than the price for which the expropriated asset could be sold in a free-market sale or the value of the asset as part of an ongoing business. Any seizure or expropriation by the Colombian Government could adversely affect our business, results of operations and financial condition and the market price of the Éxito common shares, ADSs and BDRs.

We are subject to new and higher taxes resulting from changes in tax regulations or the interpretation thereof in Colombia.

New tax laws and regulations, and uncertainties in the interpretation with respect to existing and future tax policies may affect us. In recent years, the Colombian congress have imposed additional taxes and enacted modifications to existing taxes related to financial transactions, income, value added tax (VAT), and taxes on net worth. Changes in tax-related laws and regulations, and interpretations thereof, can create additional tax burdens on us and our businesses by increasing tax rates and fees, creating new taxes, limiting tax deductions, and/or eliminating tax-based incentives and non-taxed income. In addition, tax authorities and competent courts may interpret tax regulations differently than us, which could result in tax litigation and associated costs and penalties in part due to the novelty and complexity of new regulation.

On September 14, 2021, the Colombian congress enacted Law 2155 of 2021 by approving the last tax reform in Colombia. The tax reform introduced changes to the Colombian tax law, among others: (i) the corporate income tax rate was increased to 35% which will apply as from fiscal year 2022 and onwards, (ii) a new “normalization” tax (impuesto de normalización tributaria) was introduced by way of a tax on undeclared assets and/or non-existent liabilities at a rate of 17% to be triggered on January 1, 2022, (iii) different rules on tax transparency (e.g., electronic invoicing, implementation of exchange of information treaties such as Common Reporting Standards, among others) were introduced, (iv) the definition of ultimate beneficial owner was modified and rules on ultimate beneficial owners’ reporting information were also introduced.

On August 8, 2022, the Ministry of Finance of Colombia submitted a tax reform bill to the Colombian congress proposing several changes to the current Colombian tax regime. The tax reform bill was approved by the Colombian congress on November 17, 2022, and was sanctioned by President Gustavo Petro on December 13, 2022 as Law No. 2277 of 2022. The tax reform is effective as of January 1, 2023. The tax reform includes, among others: (1) a new permanent equity tax applicable to Colombian individuals and non-residents; (2) an increase in the dividend tax rate for local and foreign shareholders; (3) an increase in the long-term capital gains tax rate, from 10% to 15%; (4) the elimination of specific tax benefits and exemptions such as the rule that exempted the taxing of capital gains from the sale of publicly listed shares (currently applicable to sale of less than 10% of the total shares in circulation, which would be limited to 3% of the total shares in circulation as from 2023); (5) an income tax surtax for companies engaged in the extraction of crude oil and coal ranging from 0% to 15% and based on international prices; and (6) the introduction of a minimum tax based on effective tax rate determined on accounting profits. See “Item 10. Additional Information—E. Taxation——Material Colombian Tax Consequences”.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Risks Relating to the Ownership of Éxito Common Shares, ADSs and BDRs

We cannot assure you that an active trading market will develop or be sustained for the Éxito common shares, Éxito ADSs or Éxito BDRs. The trading volume of the Éxito common shares, ADSs and BDRs may be volatile.

The Éxito common shares are currently listed on the Colombian Stock Exchange under the symbol “EXITO.” In addition, we intend to apply to list the Éxito ADSs on the NYSE, and we intend to apply to list the Éxito BDRs on the B3. The listing of the Éxito common shares, ADSs and BDRs does not guarantee that a liquid market for the Éxito common shares, ADSs or BDRs will develop or be sustained or that we will be able to maintain our listing on the Colombian Stock Exchange, NYSE or the B3. No assurance can be provided as to the demand for or trading price of the Éxito common shares, Éxito ADSs or Éxito BDRs following completion of the Spin-Off.

The trading price of and demand for the Éxito common shares, ADSs and BDRs following completion of the Spin-Off and the development and continued existence of a market and favorable price for the Éxito common shares, ADSs and BDRs will depend on a number of conditions, including:

●	the risk factors described in this registration statement;

●	general economic conditions internationally and in Colombia, including changes in interest and exchange rates;

●	actual or anticipated fluctuations in our quarterly and annual results and those of our competitors;

●	our businesses, operations, results and prospects;

●	future mergers and strategic alliances;

●	actual or anticipated fluctuations in our quarterly and annual results and those of our competitors;

●	changes in government regulation, taxes, legal proceedings or other developments;

●	shortfalls in our operating results from levels forecasted by securities analysts;

●	investor sentiment toward the stock of companies in our industry in general;

●	announcements concerning us or our competitors;

●	maintenance of acceptable credit ratings or credit quality; and

●	the general state of the securities markets.

Any of these factors may impair the development or sustainability of a liquid market for the Éxito common shares, ADSs and BDRs and the ability of investors to sell the Éxito common shares, ADSs or BDRs at an attractive price. These factors also could cause the market price and demand for the Éxito common shares, ADSs or BDRs to fluctuate substantially, which may negatively affect the price and liquidity of the Éxito common shares, ADSs and BDRs. Many of these factors and conditions are beyond our or our shareholders’ control.

The volatility and illiquidity of the Colombian securities markets and of our common shares may substantially limit your ability to sell the Éxito common shares underlying the Éxito ADSs and Éxito BDRs at the price and time you desire.

Investing in securities that are traded in emerging markets, including in Colombia, often involves greater risk and are generally considered to be more speculative in nature than investing in securities traded in the securities markets of more developed countries. These investments are subject to certain economic and political risks, including: (1) changes in the regulatory, tax, economic and political environment that may affect the ability of investors to obtain a total or partial return on their investments; and (2) restrictions on foreign investment and return of capital invested.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

The Colombian securities market is substantially smaller, less liquid, more volatile and more concentrated than major international securities markets, including the securities market of the United States. Furthermore, the regulations of Colombian Stock Exchange may differ from what foreign investors are accustomed to seeing in other international exchanges. The characteristics of the Colombian securities market may substantially limit the ability of holders of the common shares underlying the Éxito ADSs and Éxito BDRs to sell them at the time and price they desire and, consequently, may adversely affect the market price of our common shares. If a liquid and active trading market is not maintained, the trading price of our common shares may be negatively affected.

Volatility, possible restrictions on BDR trading and illiquidity in the Brazilian securities market may substantially limit the ability of Éxito BDR holders to sell their Éxito BDRs at the desired price and time frame.

Investing in securities traded in emerging markets such as Brazil often involves greater risk than in other markets where the political and economic scenarios are more stable, and these investments are generally considered more speculative in nature.

The Brazilian securities market is substantially smaller, less liquid, more volatile and more concentrated than large international securities markets such as those in the United States. These market characteristics may substantially limit the ability of holders of the Éxito BDRs to sell them at the price and time they wish, and this may adversely affect the market price of the Éxito BDRs. If there is a lack of liquidity on the B3 or if an active trading market is not developed or maintained, the ability of BDR holders to sell the Éxito BDRs at the time and price desired may be substantially limited and the trading price of the Éxito BDRs may be affected.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about us or our businesses, the price and trading volume of Éxito common shares, ADSs and BDRs could decline.

The trading market for the Éxito common shares, ADSs and BDRs will depend in part on the research and reports that securities or industry analysts publish about us or our businesses. While securities and industry analysts currently cover CBD, securities and industry analysts do not currently cover us, and may never publish research on us. If no securities or industry analysts commence coverage of us, the trading price for the Éxito common shares, ADSs and BDRs would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our securities or publish inaccurate or unfavorable research about our businesses, the price of the Éxito common shares, ADSs and BDRs would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for the Éxito common shares, ADSs and BDRs could decrease, which might cause the price and trading volume of the Éxito common shares, ADSs and BDRs to decline.

Future sales, or the perception of future sales, of substantial amounts of the Éxito common shares on the BVC, the Éxito ADSs on the NYSE or the Éxito BDRs on the B3, or the anticipation of these sales, could adversely affect the market price of the Éxito common shares, ADSs and BDRs prevailing from time to time or their liquidity and could impair our ability to raise capital through the sale of equity securities.

The market price of the Éxito common shares, ADSs and BDRs could decline significantly as a result of sales (or anticipated sales), including by the Casino Group, of a large number of shares of the Éxito common shares, ADSs or BDRs. The perception that these sales might occur could depress the market price of the Éxito common shares, ADSs or BDRs prevailing from time to time or adversely affect their liquidity. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. For more information about our principal shareholders, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.” As a result of, and immediately following, the Spin-Off, the shareholders of CBD will become shareholders of Éxito.

We may need to raise additional funds to finance our future capital needs, which may dilute the value of the Éxito common shares, ADSs and BDRs or prevent us from growing our business.

We may need to raise additional funds to finance our existing and future capital needs. If we raise additional funds through the sale of equity securities, these transactions may dilute the value of the Éxito common shares, ADSs and BDRs. We may also decide to issue securities, including debt securities that have rights, preferences and privileges senior to the Éxito common shares, ADSs and BDRs. Any debt financing would increase our level of indebtedness and could negatively affect our liquidity and restrict our operations. We also can provide no assurances that the funds we raise will be sufficient to finance our existing indebtedness. We may be unable to raise additional funds on terms favorable to us or at all. If financing is not available or is not available on acceptable terms, we may be unable to fund our future needs. This may prevent us from increasing our market share, capitalizing on new business opportunities or remaining competitive in our industry.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Your right to participate in any future offerings may be limited, which may result in the dilution of your interest in our capital stock.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. In particular, holders of our common shares, including our common shares underlying the Éxito ADSs benefit from certain preemptive rights in connection with future issuances by us of our common shares or securities convertible into our common shares. Holders of our common shares, including in the form of ADSs, will be unable to exercise the preemptive rights relating to our common shares unless a registration statement under the Securities Act is effective with respect to those preemptive rights or an exemption from registration requirement under the Securities Act is otherwise available.

In addition, under the Éxito ADS Deposit Agreement, the Éxito ADS Depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to holders of Éxito ADSs are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act.

Also, even if Éxito can make the rights available to you directly in Colombia, these rights would require you to open a brokerage account with a local broker and to comply with certain procedures of investment registration before the Colombian Central Bank.

Accordingly, you may be unable to participate in our rights offerings or additional offerings of our common shares in the future and may experience dilution in your holdings.

We may issue new securities to satisfy any options to be granted under a stock option program, which may result in the dilution of your interest in our capital stock.

We may approve a stock option plan in the future, under which options would be granted to our directors and officers. Beneficiaries of any such options may decide to exercise their rights, which may dilute our investors’ interest in our capital stock, since these options would be calculated without taking into account expectations of our market value.

The Éxito BDR Depositary will not be held responsible if it considers it illegal or incompatible with Brazilian law to extend rights or any other prerogatives to any BDR holder. Éxito has no obligation to register BDRs, shares, rights or other securities under Brazilian law, other than to register any BDR offering, the BDR Program and the Company with the CVM and the B3.

Under the Éxito BDR Deposit Agreement, holders of Éxito BDRs will not be offered rights or any other prerogatives that are illegal under applicable Brazilian law or whose distribution to holders of Éxito BDRs is impractical. Although it is not possible to determine in advance all the situations that could be considered illegal or with impractical distribution, should the illegality or impossibility be verified in a particular case, which could involve, for example, a payment of proceeds using resources originating from prohibited or illicit activities, a subscription for new securities issued by us that would require a public offering in Brazil, the registration for which has not been obtained, or, furthermore, a situation that cannot be made due to operational limitations in the B3, the investor may not receive such payments or be prevented from exercising the rights arising from such transactions.

You may not receive any dividends. In addition, the distribution of available dividends to ADS holders may be subject to foreign exchange restrictions.

According to Colombian law, we must pay our shareholders, unless otherwise decided by a plural number of shareholders representing at least seventy-eight percent (78%) of the shares represented in the meeting, at least fifty percent (50%) of the net income after the payment of the due withholdings. The minimum distribution percentage may be increased to seventy percent (70%) if the amount of the legal reserves exceeds the value of the share capital. This adjusted income may be used to absorb losses or otherwise be appropriated as permitted by Colombian corporate law and may not be available to be paid as dividends. We may not pay dividends to our shareholders in any particular fiscal year if our board of directors determines that such distributions would be inadvisable in view of our financial condition, and the shareholders approve retaining all profits with the favorable vote of a plural number of shareholders representing at least seventy-eight percent (78%) of the shares represented in the meeting.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

In addition, Colombia’s foreign currency markets have historically been extremely regulated. Colombian law permits the Colombian Central Bank to impose foreign exchange controls to regulate the remittance of dividends and/or foreign investments in the event that the foreign currency reserves of the Colombian Central Bank fall below a level equal to the value of three months of imports of goods and services into Colombia. An intervention that precludes us, the Éxito ADS Custodian, or the Éxito ADS Depositary from remitting or converting Pesos to U.S. dollars would impair the possibility of converting payments to U.S. dollars for purposes of payment of dividends to ADS holders.

Holders of Éxito ADSs and BDRs are not entitled to attend shareholders’ meetings and may only vote through the Éxito ADS Depositary or the Éxito BDR Depositary, in accordance with Éxito ADS Deposit Agreement relating to the Éxito ADS or the Éxito BDR Deposit Agreement relating to the Éxito BDRs, as the case may be.

Under Colombian law, only shareholders registered in Éxito’s corporate books may attend shareholders’ meetings. The Éxito ADSs and Éxito BDRs are registered in the name of the Éxito ADS Custodian and the Éxito BDR Custodian, respectively, consequently, holders of Éxito ADSs and Éxito BDRs are not entitled to attend the Éxito Group’s shareholders’ meetings. The voting rights of holders of Éxito ADSs and Éxito BDRs may be exercised only in accordance with the Éxito ADS Deposit Agreement relating to the Éxito ADS or the Éxito BDR Deposit Agreement relating to the Éxito BDRs, as the case may be. Therefore, there are practical limitations upon the ability of holders of Éxito ADSs or Éxito BDRs to exercise their voting rights due to the additional steps involved in communicating with holders of Éxito ADSs and Éxito BDRs.

To the extent that holders of Éxito common shares are entitled to vote at a shareholders’ meeting, they will be able to exercise their voting rights by attending the meeting in person or voting by proxy. By contrast, holders of Éxito ADSs and Éxito BDRs will receive notice of a shareholders’ meeting by mail from the Éxito ADS Depositary or the Éxito BDR Depositary, as the case may be, following the notice to the shareholders’ meeting. To exercise their voting rights, holders of Éxito ADSs and Éxito BDRs must instruct the Éxito ADS Depositary and the Éxito BDR Depositary, as the case may be, on a timely basis and according to the procedures informed by Éxito. This voting process may take longer for holders of Éxito ADSs and Éxito BDRs than for holders of Éxito common shares. If the Éxito ADS Depositary fails to receive timely voting instructions for all or part of the Éxito ADSs, the Éxito ADS Depositary will assume that the holders of those Éxito ADSs are instructing it to give a discretionary proxy to a person designated by us to vote their Éxito ADSs, except in limited circumstances. If the Éxito BDR Depositary fails to receive timely voting instructions for all or part of the Éxito BDRs, the Éxito BDR Depositary may exercise the voting rights, although it may use at the request of Éxito, all shares representing the Éxito BDRs (whether or not voting instructions have been received in respect of such BDRs) for the sole purpose of establishing quorum at a meeting of shareholders, as far as permitted under the applicable regulations.

We cannot assure you that holders of Éxito ADSs or Éxito BDRs will receive the voting materials in time to ensure that such holders can send their voting instructions to the Éxito ADS Depositary or the Éxito BDR Depositary, as the case may be. In addition, the Éxito ADS Depositary, the Éxito BDR Depositary and their respective agents are not responsible for failing to carry out voting instructions of the holders of Éxito ADSs or Éxito BDRs, as the case may be, or for the manner of carrying out those voting instructions. Accordingly, holders of Éxito ADSs or Éxito BDRs may not be able to exercise voting rights, and they will have no recourse if their votes are not counted as requested.

Holders of Éxito ADSs and BDRs may not be able to participate in tender offers in Colombia.

Holders of Éxito common shares may be entitled to participate in tender offers in Colombia. We cannot assure that holders of Éxito ADSs or Éxito BDRs will be able to participate in the tender offers, as it would require them, among others, to receive notice of such corporate events and convert the ADSs or BDRs in Éxito common shares in the time provided for under applicable Colombian regulations, in accordance with the procedures defined in the Éxito ADS Deposit Agreement relating to the Éxito ADS or the Éxito BDR Deposit Agreement relating to the Éxito BDRs, as the case may be. Furthermore, the exercise of such rights may require holders of ADSs or BDRs to open a brokerage account in Colombia and to comply with certain registration requirements, including the registration of the investment before the Colombian Central Bank.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

We and the Éxito ADS Depositary are entitled to amend the Éxito ADS Deposit Agreement and to change the rights of ADS holders under the terms of such agreement, and we may terminate the Éxito ADS Deposit Agreement, without the consent of the ADS holders.

We and the Éxito ADS Depositary are entitled to amend the Éxito ADS Deposit Agreement and to change the rights of the ADS holders under the terms of such agreement, without the consent of the ADS holders. We and the Éxito ADS Depositary may agree to amend the Éxito ADS Deposit Agreement in any way we decide is necessary or advantageous to us. Amendments may reflect, among other things, operational changes in the ADS program, legal developments affecting ADSs or changes in the terms of our business relationship with the Éxito ADS Depositary. In the event that the terms of an amendment are disadvantageous to ADS holders, ADS holders will only receive 30 days’ advance notice of the amendment, and no consent of the ADS holders is required under the Éxito ADS Deposit Agreement. Furthermore, we may decide to terminate the ADS facility at any time for any reason. For example, terminations may occur when we decide to list our shares on a non-U.S. securities exchange and determine not to continue to sponsor an ADS facility or when we become the subject of a takeover or a going-private transaction. If the ADS facility is to be terminated, ADS holders will receive at least 30 days’ prior notice, but no consent is required from them. In the event that we decide to make an amendment to the Éxito ADS Deposit Agreement that is disadvantageous to ADS holders or terminate the Éxito ADS Deposit Agreement, the ADS holders may choose to sell their ADSs or surrender their ADSs and become direct holders of our underlying common shares, but will have no right to any compensation whatsoever.

We may, in accordance with the Brazilian legislation, modify the Éxito BDR Deposit Agreement in relation to the Éxito BDRs and the rights of the holders of Éxito BDRs through an agreement with the Éxito BDR Depositary and without the consent of the holders of BDRs.

We may, under Brazilian law, alter the Éxito BDR Deposit Agreement and the rights of BDR holders by means of an agreement with the Éxito BDR Depositary and without the consent of Éxito BDR holders. In this case, even if the alteration or change is materially adverse to the rights of Éxito BDR holders, Éxito BDR holders may not challenge this alteration.

Holders of Éxito ADSs may not be entitled to a jury trial with respect to claims arising under the Éxito ADS Deposit Agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The Éxito ADS Deposit Agreement will provide that holders of Éxito ADSs irrevocably waive, to the fullest extent permitted by applicable law, the right to a jury trial with respect to any claim that they may have against us or the Éxito ADS Depositary arising out of or relating to the Éxito common shares, the Éxito ADSs or the Éxito ADS Deposit Agreement, including any claim under the U.S. federal securities laws.

If we or the Éxito ADS Depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the Éxito ADS Deposit Agreement, by a federal or state court in the City of New York, which has exclusive jurisdiction over matters arising under the Éxito ADS Deposit Agreement with respect to any legal suit, action or proceeding brought by the holders of Éxito ADSs against or involving us or the Éxito ADS Depositary. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the Éxito ADS Deposit Agreement and the Éxito ADSs. It is advisable that you consult your legal counsel regarding the jury waiver provision before entering into the Éxito ADS Deposit Agreement.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

If you or any other holders or beneficial owners of Éxito ADSs bring a claim against us or the Éxito ADS Depositary in connection with matters arising under the Éxito ADS Deposit Agreement or the Éxito ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the Éxito ADS Depositary. If a lawsuit is brought against us or the Éxito ADS Depositary under the Éxito ADS Deposit Agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the Éxito ADS Deposit Agreement with a jury trial. No condition, stipulation or provision of the Éxito ADS Deposit Agreement or the Éxito ADSs serves as a waiver by any holder or beneficial owner of Éxito ADSs or by us or the Éxito ADS Depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and certain other requirements of the Sarbanes-Oxley Act. In order to maintain our current status as a foreign private issuer, either (a) more than 50% of our common shares, including common shares underlying the Éxito ADSs, must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors must not be U.S. citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and NYSE rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the costs we will incur as a foreign private issuer.

Our status as a foreign private issuer exempts us from certain of the corporate governance standards of the NYSE, limiting the protections afforded to investors.

We are a “foreign private issuer” within the meaning of the NYSE corporate governance standards. Under the NYSE listing rules, a foreign private issuer may elect to comply with the practice of its home country and not to comply with certain NYSE corporate governance requirements, including the requirements that (i) a majority of the board of directors consist of independent directors, (ii) a nominating and corporate governance committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities, (iii) a compensation committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities, and (iv) an annual performance evaluation of the nominating and corporate governance and compensation committees be undertaken. Therefore, holders of Éxito ADSs do not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements.

U.S. securities laws do not require us to disclose as much information to investors as a U.S. issuer is required to disclose, and you may receive less information about us than you might otherwise receive from a comparable U.S. company.

The corporate disclosure requirements applicable to us may not be equivalent to the requirements applicable to a U.S. company and, as a result, you may receive less information about us than you might otherwise receive in connection with a comparable U.S. company. We are subject to the periodic reporting requirements of the Exchange Act that apply to “foreign private issuers.” The periodic disclosure required of foreign private issuers under the Exchange Act is more limited than the periodic disclosure required of U.S. issuers. For example, we are required only to file an annual report on Form 20-F, but we are not required to file any quarterly reports. A U.S. registrant must file an annual report on Form 10-K and three quarterly reports on Form 10-Q. In addition, we are required to file current reports on Form 6-K, but the information that we must disclose in those reports is governed primarily by Colombian law disclosure requirements and may differ from Form 8-K’s current reporting requirements imposed on a U.S. issuer. Finally, we are not subject to the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders are not subject to the short swing insider trading reporting and recovery requirements under Section 16 of the Exchange Act.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

It may be difficult or impossible to enforce judgments of courts of the United States and other jurisdictions against us or any of their directors, officers and controlling persons.

We are organized under the laws of Colombia. Most of our directors and executive officers currently reside in Colombia. Furthermore, most of our assets are located in Colombia. As such, it may be difficult or impossible for you to effect service of process on, or to enforce judgments of U.S. courts against us and/or against their directors and officers based on the civil liability provisions of the U.S. federal securities laws.

Colombia and the United States are parties of the Convention on the Service Abroad of Judicial and Extrajudicial Documents in Civil or Commercial Matters, commonly referred to as the Hague Service Convention (the “Convention”). In order to effect service of process within the United States upon us, the rules of the Convention must be followed. Such rules establish the following mechanisms to transmit a judicial document for service abroad: (i) a formal request conforming to the model of the Convention, (ii) directly through its diplomatic or consular agents, or (iii) alternative methods, such as postal channels or directly through judicial officers, officials or other competent persons of the country of destination.

Colombian courts will enforce a U.S. judgment predicated on the U.S. securities laws through a procedural system known under Colombian law as exequatur. Colombian courts will enforce a foreign judgment, without reconsideration of the merits, only if the judgment satisfies the requirements set out in Articles 605 through 607 of Law 1564 of 2012, or the Colombian General Code of Procedure (Código General del Proceso), which provides that the foreign judgment will be enforced if certain conditions are met, as described in detail in “Enforcement of Civil Liabilities.”

It may be difficult to obtain or enforce judgments against Éxito, its directors and officers in Brazil.

Éxito is headquartered in Colombia and most of its assets are located outside Brazil. In addition, most of its directors and executive officers reside outside Brazil. As a result, it may be difficult to effect delivery of judicial notices within Brazil to such persons or to enforce judgments outside Brazil obtained against Éxito or such persons in Brazilian courts, including judgments in actions based on violations of securities laws and regulations. It may be more complicated or difficult for a Brazilian investor to bring an action in a court outside Brazil against Éxito or these persons based on violations of Brazilian securities laws and regulations than it would be if Éxito were Brazilian.

Éxito is governed by its bylaws, by Colombian law and by the regulations of the Colombian Stock Exchange, where the Éxito common shares are currently listed for trading. The rights of shareholders to take legal action against Éxito’s directors, the actions of minority shareholders and the fiduciary responsibilities of Éxito’s directors under the laws of Colombia are largely governed by the Colombian Commercial Code of 1971. As a result, holders of Éxito’s BDRs may find it more difficult to protect their interests by taking action against Éxito, Éxito’s management or principal shareholders than they would have as shareholders of a Brazilian company incorporated in Brazil and whose managers, directors and/or principal shareholders are also located in Brazil.

Under Brazilian law, Éxito is a foreign company, subject to foreign legislation, and the Brazilian Corporation Law does not apply to us.

Éxito is a foreign company existing under the laws of Colombia and, consequently, its activities are governed by the laws of Colombia. The Brazilian Corporation Law does not apply to Éxito. Accordingly, capital increases, rights and obligations of shareholders, including voting rights, the right to withdraw from the company, preemptive rights, dividend distributions, attendance at general meetings, the election of members of management, conflicts of interest, among others, are governed by the laws and regulations of Colombia, which differ from Brazilian corporate legislation and regulations.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

BDR holders may encounter more difficulties in protecting their interests than a shareholder of a corporation in Brazil.

Éxito’s business is governed by its bylaws as well as other applicable laws and regulations, including certain securities laws of Colombia and regulations of the Colombian Stock Exchange, where Éxito’s shares are currently listed for trading. The rights of Éxito’s shareholders and the responsibilities of its directors and executive officers under the laws of Colombia are different from those applicable to a company incorporated in Brazil. Éxito’s bylaws provide for provisions different from those of Brazilian law. The Colombian regulations governing securities of Colombian companies may not be as comprehensive as those in force in Brazil, and Colombian laws and regulations with respect to corporate governance and reporting issues may not be as protective of minority shareholders as the Brazilian Corporation Law. For this reason, holders of Éxito BDRs may find it more difficult to protect their interests with respect to actions taken by directors and officers of Éxito and its principal shareholders than they would have as shareholders of a Brazilian company.

The requirements associated with being a foreign issuer of BDRs in Brazil will require significant resources from us and attention from our management.

As a foreign issuer in Brazil, we are subject to certain rules under the laws and regulations applicable to publicly traded companies in Brazil, including rules and regulations issued by the CVM and the B3. These rules and regulations may increase our legal, accounting and financial compliance costs and may make certain activities more time-consuming and expensive. For example, as a foreign issuer of BDRs in Brazil, we are required to appoint a legal representative in Brazil, prepare and annually disclose certain forms, as well as disclose a Portuguese-language version of all material information disclosed by us in Colombia, including financial statements, material facts and other filings. Any new rules and regulations relating to disclosure, reporting, financial controls and corporate governance that are adopted by the CVM, B3 or other regulatory or self-regulatory bodies may result in a significant increase in our costs, which could adversely affect our business, financial condition and results of operations. Existing and any new obligations will also require substantial attention from our management and may divert management’s attention from our business. Such cost increases and detour of management’s attention could materially and adversely affect our business, financial condition and results of operations.

We may decide to withdraw the Éxito BDRs from the B3.

We may decide to withdraw the Éxito BDRs from the B3. Voluntary discontinuance of the BDR program will depend, among other obligations, on compliance with the procedures for eventual discontinuance of the program established by the B3 in its Issuer Manual. Unlike the deregistration of Brazilian public companies for trading in regulated securities markets, there is currently no requirement for a tender offer as a condition for the discontinuation of the BDR program. Thus, holders of the Éxito BDRs will not be able to prevent us from cancelling our registration with the CVM and withdrawing the Éxito BDRs from the B3.

The current B3 rules do not allow foreign companies, such as Éxito, to adhere to the B3’s special listing segments and, therefore, holders of the Éxito BDRs may not benefit from corporate governance practices that must be adopted by companies that are part of B3’s special listing segments.

Éxito is registered in Colombia and therefore cannot adhere to the current special listing segments of the B3. For this reason, investors in Éxito may be assured less protection than those guaranteed to investors in companies listed on the special listing segments of the B3, which are required to adopt corporate governance practices and disclosure requirements in addition to those already imposed by Brazilian laws and regulations.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of the Éxito ADSs.

A non-U.S. corporation will be classified as a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes in any taxable year in which the corporation satisfies either of the following requirements:

●	at least 75% of its gross income is “passive income”; or

●	at least 50% of the average gross fair market value of its assets is attributable to assets that produce “passive income” or are held for the production of “passive income.”

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions.

Based upon the current and anticipated composition of our gross income and gross assets, the market value of our assets and the nature of our business, we do not believe that we were treated as a PFIC for the taxable year ending on December 31, 2021. However, a company’s PFIC status is a factual determination that is made on an annual basis and depends on the composition of a company’s income and assets and the market value of its assets from time to time. If we were considered to be a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Consequences.” and “— Material Colombian Tax Consequences”) owned our common shares or our Éxito ADSs, such U.S. Holder could be subject to significant adverse tax consequences, including increased tax liability on gains from dispositions of our common shares or Éxito ADSs and certain distributions and a requirement to file annual reports with the Internal Revenue Service. See “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Consequences.” and “— Material Colombian Tax Consequences” for more information. U.S. Holders should consult their tax advisers regarding the application of the PFIC rules to their investment in our common shares and our Éxito ADSs.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

General Corporate Information

Almacenes Éxito S.A. is a (sociedad anónima) incorporated under the laws of Colombia. Éxito was incorporated on March 24, 1950.

Éxito’s principal place of business is at Carrera 48 No. 32B Sur – 139, Envigado, Colombia. The telephone number at this address is +(57 604) 604 9696. Our corporate website address https://www.grupoexito.com.co/en. The information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this registration statement. We have included our website address as inactive textual reference only.

History

Éxito was founded in 1949 when its founder, Gustavo Toro Quintero, opened a 16 m2 store in downtown Medellín, Colombia, that sold textiles and bedsheets. In 1970, we opened the first Éxito store with 8,556 m2. In 1972, we complemented our apparel and textiles with groceries, becoming the first company in Colombia to offer different types of products under the same roof under a hypermarket format. In 1975, Almacenes Éxito S.A. was established as a corporation and by 1989, we totaled three stores in Medellín and opened our first store in Bogotá. In 1994, the Company issued shares and was listed on the Colombian Stock Exchange.

In 1999, the Casino Group, a French retailer, acquired 25% of our shares and we began our expansion plan through local acquisitions that led to our position as the largest retail company in Colombia. In 2001, we merged with Cadenalco, which owned the Pomona and Ley stores, the later one the oldest operating supermarket in the country. In November 2005, we entered an alliance with Sufinanciamiento, which developed to Tuya, a consumer financial institution co-owned by us and Bancolombia S.A. (“Bancolombia”), the largest commercial bank in Colombia in terms of assets, according to the SFC, that currently has over 2.5 million active credit cards.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

During 2007 three important corporate events occurred:

(1)	between February and May 2007, we acquired approximately 77% share of Carulla Vivero, the second largest retailer in Colombia founded in 1905;

(2)	the Casino Group acquired a majority stake in Almacenes Éxito S.A.; and

(3)	Éxito offered 50 million Restricted GDSs to qualified institutional buyers under Rule 144A in the USA and Regulation S in Europe, successfully entering the international capital markets.

By 2008, we completed the operational integration with Carulla Vivero and in 2009, Éxito purchased all outstanding preferred shares, which gave us over 99% ownership of Carulla Vivero, and in 2010, we acquired all remaining outstanding shares and received full approval by Colombian regulators to finalize the merger.

In 2008, we entered into partnerships with Suramericana and Avianca to offer insurance and travel services, respectively. Our low-cost format Surtimax and the direct operation of Éxito gas stations also began to operate during 2008.

In 2009, we signed a business collaboration agreement with Caja de Compensación Familiar (“CAFAM”), the owner of several supermarkets in Colombia, to operate their existing supermarkets under the Éxito brand, taking advantage of our knowledge and strength in operating hypermarkets and supermarkets and CAFAM’s experience in operating pharmacies.

During 2010, we received antitrust approval from the Superintendency of Industry and Commerce for: (1) the integration of the former 31 CAFAM stores, and (ii) the merger with Carulla Vivero after the acquisition of the remaining 22.5% stake in Carulla Vivero. In this same year we issued common shares in the local market.

In 2011, a share purchase agreement was signed with Casino to acquire its stake in Disco Group and Devoto, leading food retailer in Uruguay, for US$ 746 million. These companies operated at the time 53 stores in Uruguay, under Géant, Disco and Devoto brands.

In 2012, Éxito opened its first shopping center under its “VIVA” brand, developed in alliance with a leading construction firm Arquitectura & Concreto.

In July 2013, we entered into an agreement to modify and partially terminate the collaboration agreement with CAFAM to acquire 29 stores that we had been operating since 2010 for COP 82,400 million. During the same year, we launched Móvil Éxito, a new business as an MVNO (“Mobile Virtual Network Operator”) in alliance with Tigo, mobile network carrier in Colombia and incorporated Éxito Viajes y Turismo S.A.S. for tourism and travel services.

In April 2015, we acquired 29 stores of the “SuperInter” banner. In July 2015, we acquired Libertad S.A. in Argentina and 50.0% of the voting rights of CBD from Casino Group. This was equivalent to 18.8% of the economic rights in CBD.

On September 23, 2016, we signed an agreement with Fondo Inmobiliario Colombia (“FIC”) to capitalize the real estate business, through Viva Malls for approximately COP 770,000 million. We currently hold 51% of the trust while FIC holds the remaining 49%.

In April, 2017 we executed an agreement with Bancolombia to create Puntos Colombia, a new company whose purpose is to strengthen our loyalty program in Colombia. We also entered an alliance with Rappi, a Colombian last miler leader, to strengthen our omni-channel strategy and optimize delivery times.

On September 13, 2019, Sendas Distribuidora S.A., or Sendas, a wholly-owned subsidiary of CBD at the time, launched an all-cash tender offer for up to 100% of our common shares at a price of COP 18,000 per share. Concurrently with the tender offer, Casino and Sendas entered into a pre-arrangement by which Casino committed to sell its 55.3% equity interest in Éxito to Sendas. On November 27, 2019, shareholders representing 96.57% of our equity interest accepted the all-cash tender offer. On December 1, 2019, CBD began to consolidate our results.

On December 31, 2020, our controlling shareholder completed a corporate reorganization pursuant to which Sendas transferred its 96.57% equity interest in Éxito to CBD. On March 12, 2021, CBD transferred a 5% equity interest in Éxito to its wholly-owned subsidiary, GPA2.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

The Spin-Off

Background

As of the date of this registration statement, CBD, our direct controlling shareholder, holds (directly and indirectly through GPA2) 96.52% of our issued and outstanding share capital. CBD is controlled by Casino Group, which beneficially owns approximately 41% of the total capital stock of CBD. Accordingly, as of the date of this registration statement, Casino Group beneficially owns approximately 40% of our total capital stock.

On January 9, 2023, the board of directors of CBD approved their management’s proposal for the Spin-Off of Éxito. Consummation of the Spin-Off requires, among other conditions, a quorum of at least two-thirds (2/3) of CBD’s outstanding shares and the affirmative vote of at least 50% plus one of CBD’s outstanding shares present at the CBD extraordinary general shareholders’ meeting. At an extraordinary general shareholders’ meeting held on February 14, 2023, in which shareholders representing 77.7% of CBD’s outstanding shares were present, CBD’s shareholders approved the Spin-Off by a vote of 92.0% of CBD’s outstanding shares present at the meeting.

Upon receiving the necessary creditor, regulatory and stock exchange approvals, CBD expects to complete the Spin-Off, pursuant to which 86.26% of the issued and outstanding Éxito common shares held by CBD (directly and indirectly through GPA2), representing 83.26% of the issued and outstanding Éxito common shares, will be distributed to holders of CBD common shares, including the CBD ADS Custodian, on a pro rata basis for no consideration. Following the Spin-Off, we will no longer be a subsidiary of CBD, which will hold approximately 13.26% of our issued and outstanding share capital. Although CBD will no longer be our direct controlling shareholder, Casino Group will beneficially own the same percentage of common shares of Éxito as it will own immediately prior to the Spin-Off, or approximately 40% of Éxito’s common shares (approximately 34% directly and 5% indirectly, through its 41% participation in CBD).

Set forth below are structure charts showing CBD and Éxito immediately prior to and immediately following the Spin-Off:

Pre Spin-Off

Post Spin-Off

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

For additional information on the share capital of Éxito following the Spin-Off, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” and “Item 10. Additional Information—A. Share Capital.”

CBD and Éxito expect that the Spin-Off will result in enhanced long-term performance of each business for the reasons discussed in “—Reasons for the Spin-Off” below.

Reasons for the Spin-Off

We believe that the Spin-Off will provide a number of benefits to our shareholders, including:

●	permit each of the separate companies to increase their strategic focus on their businesses as each company operates in a different market with different client profiles, opportunities and business models;

●	improve the operational efficiencies of each of the separate companies by eliminating the inefficiencies of the current holding company structure;

●	improve the resource allocation by the separate companies and permit each company to achieve more attractive financing terms as investors are better able to understand each stand-alone business; and

●	create value for stakeholders based on Éxito’s greater liquidity, its listing in key markets in the region (United States and Brazil) and the increased market visibility of each separate company, allowing investors to recognize the intrinsic value of each company, based on the attributes and performance of the separate companies.

Neither CBD nor Éxito can assure you that, following the Spin-Off any of the benefits described above or otherwise in this registration statement will be realized to the extent or at the time anticipated or at all. See also “Item 3. Key Information—D. Risk Factors.”

Number of Éxito ADSs and BDRs You Will Receive

Holders of CBD common shares and CBD ADSs as of the applicable Record Dates will be entitled to receive Éxito BDRs and Éxito ADSs, respectively, in connection with the Spin-Off.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Each holder of CBD common shares, including the CBD ADS Custodian, will receive one newly-issued Éxito BDR for every one CBD common share held as of the Brazilian Record Date, which is the close of trading on the B3 on       , 2023. Each Éxito BDR will represent four Éxito common shares.

Each holder of CBD ADSs will be entitled to receive one newly-issued Éxito ADS for every two CBD ADS held as of the ADS Record Date, which is the close of trading on the NYSE on      , 2023. Each Éxito ADS will represent eight Éxito common shares.

When and How You Will Receive Éxito ADSs and BDRs

The distribution of Éxito ADSs is expected to occur on the ADS Distribution Date, which is expected to be on or about       , 2023. The distribution of Éxito BDRs is expected to occur on the BDR Distribution Date, which is expected to be on or about      , 2023.

This registration statement does not constitute a proxy statement. Neither CBD nor Éxito is asking you for a proxy, and you are requested not to send CBD or Éxito a proxy.

Except as described below, if you hold CBD common shares or CBD ADSs as of the applicable Record Dates, you will not be required to take any action, pay any cash, deliver any other consideration, or surrender any existing CBD common shares or CBD ADSs in order to receive Éxito BDRs or Éxito ADSs, respectively, in the Spin-Off.

Holders of CBD common shares that are not domiciled in Brazil for tax purposes who have registered their investment in CBD as a foreign direct investment under Law No. 4,131/62 (“4,131 Holders”) are not eligible to receive BDRs in connection with the Spin-Off and may instead elect to receive Éxito common shares or Éxito ADSs.

In addition, for the first 30 days after the applicable Distribution Dates, the Éxito ADS Depositary and the Éxito BDR Depositary will waive the Éxito ADS and Éxito BDR issuance and cancellation fees, respectively. This means that during this time, holders of Éxito ADSs will be able to convert their Éxito ADSs into Éxito common shares or Éxito BDRs and holders of Éxito BDRs will be able to convert their Éxito BDRs into Éxito common shares or Éxito ADRs without paying issuance or cancellation fees to the respective depositaries.

If You Hold CBD Common Shares

To receive Éxito BDRs in connection with the Spin-Off, you must hold CBD common shares on the Brazilian Record Date.

This section applies to you if you are a non-resident of Brazil who holds CBD common shares directly or indirectly through the facilities of the B3 Central Depositary (Central Depositária da B3) on the Brazilian Record Date and you are not a 4,131 Holder. If you are a resident of Brazil, you should refer to the Notice to Shareholders (Aviso aos Acionistas) to be published by CBD prior to the Spin-Off. If you are a 4,131 Holder, you should contact your broker or other securities intermediary or CBD’s investor relations department at gpa.ri@gpabr.com for more information regarding your options.

Immediately following the Brazilian Record Date, the CBD common shares will trade “ex-distribution” on the B3. This means that if you purchase CBD common shares following the Brazilian Record Date, you will not receive Éxito BDRs in connection with the Spin-Off. Similarly, if you hold CBD common shares as of the Brazilian Record Date and you subsequently sell or otherwise dispose of your CBD common shares, up to and including through the Brazilian Distribution Date, you will still receive the Éxito BDRs that you would be entitled to receive in respect of your ownership, as of the Brazilian Record Date, of the CBD common shares that you sold.

On the Brazilian Distribution Date, following its receipt of the Éxito common shares, the Éxito BDR Depositary will issue the Éxito BDRs, and your B3 custody account will be credited with the whole number of Éxito BDRs you are entitled to receive in the Spin-Off. At that time, you should be able to commence trading the Éxito BDRs you are allotted on the B3. The allocation of book-entry Éxito BDRs to your B3 custody account is expected to settle two business days following the Brazilian Distribution Date.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

If you own your CBD common shares in book-entry form beneficially through a broker or other securities intermediary, please contact your broker or other securities intermediary for further information about your account and when you will be able to begin trading your Éxito BDRs.

If You Hold CBD ADSs

If you hold CBD ADSs on the ADS Record Date, you will be entitled to receive newly-issued Éxito ADSs in the Spin-Off.

Beginning on the day prior to the ADS Record Date and continuing up to and including the ADS Distribution Date, we expect that there will be two markets in CBD ADSs: a “regular-way” market and an “ex-distribution” market. CBD ADSs that trade on the “regular-way” market will trade with the entitlement to receive Éxito ADSs in connection with the Spin-Off. CBD ADSs that trade on the “ex-distribution” market will trade without the entitlement to receive Éxito ADSs in connection with the Spin-Off. Therefore, if you sell CBD ADSs on the “regular-way” market, you will also be selling your right to receive Éxito ADSs in connection with the Spin-Off. If you own CBD ADSs as of the ADS Record Date and sell or otherwise dispose of these shares on the “ex-distribution” market, up to and including through the ADS Distribution Date, you will still receive the Éxito ADSs that you would be entitled to receive in respect of your ownership, as of the ADS Record Date, of the CBD ADSs that you sold. You are encouraged to consult with your financial advisor regarding the specific implications of selling your CBD ADSs prior to or on the ADS Distribution Date.

Holders of CBD ADSs through DTC

Following its receipt of the Éxito common shares, the Éxito ADS Depositary will deliver Éxito ADSs to DTC who will then credit the DTC Participant with whom you hold your CBD ADSs with the whole number of Éxito ADSs you are entitled to receive in the Spin-Off, and you should be able to commence trading the Éxito ADSs on the NYSE. The allocation of Éxito ADSs to your custody account will settle via the DTC system in two business days.

If you hold CBD ADSs in a securities account with a financial institution that is a participant in DTC (a “DTC Participant”), the DTC Participant through which you hold your CBD ADSs will allocate the Éxito ADSs to your broker or other securities intermediary’s account, and your broker or other securities intermediary will credit the number of Éxito ADSs to which you are entitled to your account. Please contact your broker or other securities intermediary for further information about your account and when you will be able to begin trading your Éxito ADSs.

Registered Holders of CBD ADSs

If your CBD ADSs are registered with the CBD Depositary, the Éxito ADS Depositary will distribute a book entry statement to you. You will be unable to transfer your Éxito ADSs until you receive this statement.

Suspension of Issuance and Cancellation of CBD ADSs

The CBD Depositary will suspend the issuance and cancellation of CBD ADSs from        , 2023, until       , 2023. This means that during this time, you will not be able to convert your CBD ADSs into CBD common shares or vice-versa, surrender your CBD ADSs and receive underlying CBD common shares, or deposit your CBD common shares and receive CBD ADSs. However, the closing of the issuance and cancellation books does not impact trading, and you may continue to trade your CBD ADSs during this period.

Treatment of Fractional Shares, ADSs and BDRs

The Spin-Off will not result in fractional entitlements of Éxito common shares or Éxito BDRs.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

With respect Éxito ADSs, following the ADS Distribution Date, any fractional Éxito ADSs resulting from the Spin-Off will be grouped into whole numbers and sold on the open market by the CBD Depositary. The net proceeds from the sale of the fractional Éxito ADSs will be distributed on a pro rata basis to the Éxito ADS holders who received fractional entitlements to Éxito ADSs.

Results of the Spin-Off

Éxito will have 1,297,864,359 common shares issued and outstanding immediately following the Spin-Off. For additional information on the share capital of Éxito following the Spin-Off, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” and “Item 10. Additional Information—A. Share Capital.”

The Spin-Off will not affect the number of outstanding CBD common shares or CBD ADSs or any rights of holders of any outstanding CBD common shares or CBD ADSs.

Listing and Trading of Éxito Common Shares, ADSs and BDRs

As of the date of this registration statement, Éxito common shares already trade on a standalone basis on the BVC under the ticker symbol “EXITO.”

We intend to apply to list the Éxito ADSs on the NYSE under the ticker symbol “EXTO.” We expect that Éxito ADSs will commence “regular-way” trading on a standalone basis on the NYSE at market open on       , 2023. In addition, we expect that Éxito ADSs will begin trading on a “when-issued” basis on the NYSE from market open on        , 2023 and continue up to and including the ADS Distribution Date, which we expect to be on or about      , 2023. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The “when-issued” trading market will be a market for Éxito ADSs that will be distributed to holders of CBD ADSs on the ADS Distribution Date. If you own CBD ADSs as of the close of business on the ADS Record Date, you would be entitled to receive Éxito ADSs in connection with the Spin-Off. You may trade this entitlement to receive Éxito ADSs, without trading the CBD ADSs you own, in the “when-issued” market. On the first trading day following the ADS Distribution Date, we expect “when-issued” trading with respect to Éxito ADSs will end and “regular-way” trading in Éxito ADSs will begin.

We intend to use a specialist firm to make a market in the Éxito ADSs on the NYSE to facilitate sufficient liquidity and maintain an orderly market in Éxito ADSs throughout normal NYSE trading hours.

In addition, the trading price of the CBD common shares and the CBD ADSs immediately following the Spin-Off could be lower than immediately prior to the Spin-Off because the trading price will no longer reflect the value of Éxito and its subsidiaries. We cannot provide you with any assurance regarding the price at which the CBD common shares and CBD ADSs will trade following the Spin-Off. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the Spin-Off—Éxito and CBD’s equity values after the Spin-Off may not accurately reflect the value of the underlying entities, and equity values may fluctuate significantly” for more detail.

The Éxito ADSs distributed to CBD ADS holders will be freely transferable, except for Éxito ADSs received by individuals who are our affiliates. Individuals who may be considered our affiliates after the Spin-Off include individuals who control, are controlled by or are under common control with us, as those terms generally are interpreted for U.S. federal securities law purposes. These individuals may include some or all of our directors and executive officers. Individuals who are our affiliates will be permitted to sell their Éxito ADSs only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as those afforded by Section 4(a)(1) of the Securities Act or Rule 144 thereunder.

We intend to apply to list the Éxito BDRs on the B3 under the ticker symbol “        .” We expect that Éxito BDRs will commence trading on a standalone basis on the B3 at market open on       , 2023.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Conditions to the Spin-Off

We expect that the Spin-Off will be completed on or about       , 2023, provided that the following corporate conditions shall have been satisfied:

●	the Spin-Off having been approved by a quorum of at least two-thirds (2/3) of CBD’s outstanding shares and the affirmative vote of at least 50% plus one of CBD’s outstanding shares present at the CBD extraordinary general shareholders’ meeting. The CBD extraordinary general shareholders’ meeting to approve the Spin-Off is expected to be held on February 14, 2023;

●	the expiration of the 60-day creditor opposition period following the date of publication of the minutes of the CBD extraordinary general shareholders’ meeting that approves the Spin-Off;

●	the SEC declaring effective, under the Exchange Act, this registration statement, with no stop order in effect or pending before or threatened by the SEC with respect to this registration statement;

●	the NYSE approving the listing of the Éxito ADSs;

●	the CVM approving the registration of Éxito as a foreign issuer;

●	the B3 approving the listing of the Éxito BDRs; and

●	no order, injunction or decree issued by any governmental authority of competent jurisdiction or other legal or administrative restraint or prohibition preventing consummation of the Spin-Off being in effect, and no other event outside the control of CBD having occurred or failed to occur that prevents the consummation of the Spin-Off.

CBD and Éxito cannot assure you that any or all of the conditions to the Spin-Off will be met. However, if all such conditions have been satisfied in a timely manner, CBD will not have the right to subsequently terminate the planned distribution without the approval of its shareholders.

Certain Legal and Regulatory Matters

Except as otherwise disclosed in this registration statement, we are not aware of any material U.S. federal or state, or foreign, regulatory requirements with which we must comply in connection with the Spin-Off. Should any such approval or other action be required, we currently contemplate that such approval or other action will be sought. We are unable to predict whether such approval or other action, or steps required to seek such approval or take such other action, may require us to delay the Spin-Off pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken adverse consequences might not result to CBD’s or our business or the Spin-Off.

Tax Consequences of the Spin-Off

See “Item 10. Additional Information—E. Taxation” for more information regarding the material tax consequences of the Spin-Off.

Reason for this Registration Statement

We are furnishing this registration statement solely to provide information to holders of CBD common shares and CBD ADSs who will receive Éxito ADSs or BDRs in the Spin-Off. You should not construe this registration statement as an inducement or encouragement to buy, hold or sell any of our securities or any securities of CBD. We believe that the information contained in this registration statement is accurate as of the date set forth on the cover. Changes to the information contained in this registration statement may occur after that date, and neither we nor CBD undertakes any obligation to update the information except in the normal course of our respective public disclosure obligations and practices.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

This registration statement does not constitute a proxy statement. Neither CBD nor Éxito is asking you for a proxy, and you are requested not to send CBD or Éxito a proxy.

Additional Information

Before the Spin-Off, if you have any questions relating to the business performance of CBD or Éxito or the Spin-Off, you may contact the investor relations departments of CBD or Éxito at:

Almacenes Éxito S.A.

Investor Relations Department

Carrera 48 No. 32B Sur – 139

Envigado, Colombia

Telephone: +57 312 796-2298

Email: mmorenor@grupo-exito.com

Companhia Brasileira de Distribuição

Investor Relations Department

Avenida Brigadeiro Luiz Antonio, No. 3142
01402-901 São Paulo, SP, Brazil

Telephone: +55 11 3886-0421

Email: gpa.ri@gpabr.com

After the Spin-Off, if you have any questions relating to Éxito’s business performance, you may contact the investor relations department of Éxito at:

Almacenes Éxito S.A.

Investor Relations Department

Carrera 48 No. 32B Sur – 139

Envigado, Colombia

Telephone: +57 312 796-2298

Email: mmorenor@grupo-exito.com

If you hold CBD ADSs and have any questions with respect to the mechanics of the Spin-Off as they relate to your CBD ADSs, you may contact the CBD Depositary’s transfer agent, EQ, at:

JPMC Call Center at EQ

Telephone: +1 800 990 1135 (from inside the U.S.) / +1 651 453 2128 (from outside the U.S.)

Recent Developments

Share Buyback

On March 24, 2022, our general shareholders’ meeting approved a share buyback for up to COP 320,000 million, at a buy-back price of COP 21,000 per common share to be paid in cash in accordance with article 396 of the Colombian Commercial Code. Each shareholder had the right to tender up to 3.4% of their common shares, with a minimum of one common share. On June 9, 2022 the buyback was settled resulting in a total amount of COP 314,640 million and 14,982,863 repurchased pre-split common shares (44,948,589 post-split common shares). See “Item 8. Financial Information —A. Consolidated Statements and Other Financial Information—Share Buyback.”

Stock Split

On October 25, 2022, our general shareholders’ meeting approved a one-to-three split of our common shares. This amendment in the nominal price per common share resulted in a three times increase in our outstanding common shares and a three times decrease in the nominal and market price per common share. The outstanding common shares of Éxito before the split were 432,621,453 and the resulting common shares after the split totaled 1,297,864,359 with a nominal price of COP3.33.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Approval of Colombian Holding Companies Regime

Pursuant to article 894 of the Colombian Tax Code, income taxpayers must notify the tax authority that they meet the requirements to apply the Colombian Holding Companies (“CHC”) regime. The CHC regime is optional for taxpayers and those who meet the requirements will have, among other things, the benefit of treating dividends from foreign operations as exempt income.

In November 2020, we applied to the tax authority for validation of the requirements for compliance, which were approved in February 2022. As a result, in 2021 we treated the dividends from our foreign operations as taxable income and recognized a tax credit for taxes paid abroad.

This tax credit can be used in the year in which the dividends from our foreign operations are due and in the following four years, without the amount of the credit exceeding the tax paid for such dividends in Colombia. We estimate that we will obtain sufficient taxable income to use the entire credit. For tax purposes, we consider how we expect our investments to be recovered for purposes of measuring deferred taxes.

Sale of Villa Maria commercial property

The sale negotiation of Villa Maria commercial property closed on December 28, 2021 for US$4.5 million. During the first half of 2022, we transferred control of the property to the buyer and recognized a capital gain of COP 3,370 million on the sale.

Capital Expenditures and Investment Plan

As part of our capital expenditures and investment plan, that includes the acquisition of other assets, and the additions in: (i) property, plant and equipment, (ii) investment property, and (iii) intangible assets, we have invested COP 792,727 million in our consolidated operations in the two years ended December 31, 2021. Our capital expenditures for the year ended December 31, 2021 reached COP 550,917 million, a 127.8% or COP 309,107 million increase compared to the year ended December 31, 2020 as a result in higher investments mainly in stores renovation, information technology and real estate.

Our capital expenditures and investment plan in 2021 aimed to foster expansion and innovation.

Our investments in the last two years ended December 31, 2021 have included:

●	Opening of new stores and store conversions – 57 stores (51 in Colombia and 6 in Uruguay) from openings, reforms, conversions and remodeling and deals to operate 5 stores under the Wow HM banner.

●	Renovation of existing stores – We usually remodel a number of our stores every year. Through our renovation program, we updated refrigeration equipment in our stores, created a more modern, customer-friendly and efficient environment and outfit our stores with advanced information technology systems.

●	Improvements to information technology – We view technology as an important tool for efficiency and security in the flow of information among stores, distribution centers, suppliers and corporate headquarters. We have made significant investments in information technology oriented to migrate our system to cloud, improve omnichannel processes and update hardware and software.

●	Improvements to distribution facilities and others – The improvement in storage space enables us to further centralize purchasing for our stores, enable the penetration of new markets, integrate omnichannel operation and improve the overall efficiency of our inventory flow.

The following table provides a summary description of our principal capital expenditures for the periods indicated:

	Year Ended December 31,
	2021	2020	2020-2021
	(in millions of COP)
Property, plant and equipment	421,286	193,327	614,613
Investment properties	86,149	10,596	96,745
Intangible assets	42,774	37,853	80,627
Other assets	708	34	742
Total	550,917	241,810	792,727

We believe that existing resources and operating income will be sufficient for our capital expenditures and investment plan and to meet our liquidity requirements. However, our capital expenditures and investment plan is subject to a number of contingencies, many of which are beyond our control, including the continued growth and stability of the economies of Colombia, Argentina and Uruguay, including the continuing effects of the COVID-19 pandemic on the economies of Colombia, Argentina and Uruguay and our business and operations. We cannot assure you that we will successfully complete all or any portion of our capital expenditures and investment plan. In addition, we may participate in acquisitions or divest asset that are not budgeted in the capital expenditures and investment plan and we may modify the plans.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Public Information

The SEC maintains an internet site (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including us. See “Item 10. Additional Information—H. Documents on Display.”

Our website is https://www.grupoexito.com.co/en. Information contained on or obtainable through our website is not incorporated into, and does not constitute a part of, this registration statement.

B. Business Overview

Overview

We are the sixth largest food retailer in South America, and the largest in Colombia and Uruguay in each case in terms of net revenue, based on public information of our main competitors in the region compiled by S&P Capital IQ, with a presence in Colombia, Uruguay and Argentina. With over 70 years of retail experience in Colombia, we operate under a multi-format and omni-channel strategy with a portfolio of recognized brands targeting a customer base across all income levels. We offer a broad variety of products through our physical and online stores, including perishable and packaged food products, and non-food products, including appliances apparel, among others. We believe our multi-format, omni-channel and multi-brand strategy has allowed us to overcome the economic effects of the COVID-19 pandemic and will potentially let us to benefit from the economic growth and rising purchasing power of consumers in our target markets in the future.

In Colombia, as of December 31, 2021, our 503 stores operate under five main formats: hypermarkets, supermarkets, cash-and-carry stores and convenience stores, operating principally under our Éxito, Carulla, Surtimax, Super Inter and Surtimayorista brands. Our 101 Carulla supermarkets and convenience stores cater to the premium consumer segment, our 233 Éxito hypermarkets, supermarkets and convenience stores serve the mid-market segment, and our 133 Surtimax and Super Inter convenience stores and our 36 Surtimayorista cash-and-carry stores focus on the lower-income segment. We own an apparel manufacturing business through which we design and manufacture clothing, including our own Arkitect, Bronzini, Custer, Bluss, People and Coqui private labels. We also operate a food processing plant where we process and package our own private label food products, including meat, baked goods, prepared foods and bottled water, among others. During 2021, our sales in Colombia represented 76.3% of our consolidated retail sales and approximately 23.4% of sales in the Colombian retail market, according to Nielsen, making us the largest food retailer in Colombia in terms of net revenue.

In Uruguay, as of December 31, 2021, our 92 stores include our 30 Disco supermarkets and our 60 Devoto supermarkets and convenience stores, which cater to the premium segment, and our 2 Géant hypermarkets, which serve the mid-market segment. During 2021, our sales in Uruguay represented 16.4% of our consolidated retail sales and approximately 40.2% of sales in the Uruguayan retail market, according to Nielsen, making us the largest food retailer in Uruguay in terms of net revenue.

In Argentina, as of December 31, 2021, our 25 stores include our 15 Libertad hypermarkets and our 10 Mini Libertad convenience stores, which serve the mid-market segment. During 2021, our sales in Argentina represented 7.3% of our consolidated retail sales and, as of December 2021, it represented approximately 15.7% of the market share of the region where Libertad operates (Salta CD, Santiago del Estero, Posadas, Resistencia, San Juan, Rosario, Rafaela, Mendoza, Córdoba CD, Resto CBA and Tucumán), and 2.5% of the Argentinian market share, according to Nielsen.

In all the countries where we operate, we have also developed a digital strategy, which has achieved significant growth in recent years and omni-channel represented 9.9% of consolidated sales. Our digital omni-channel includes e-commerce, click and collect and last mile, digital catalogue, home delivery and B2B.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

In Colombia, we also offer our clients last mile and home deliveries in all our formats in alliance with Rappi, the leading delivery app in Colombia in terms of sales, according to Green Information Group, delivering approximately 7.8 million orders of which 36.0% run through the Éxito Group’s logistic platform during 2021. Together with Rappi we offer Turbo-Fresh, a last-mile delivery service, through our 64 dark stores, with an average delivery time in 2021 of 8.7 minutes. Our whatsapp selling service enables penetration in lower-income segments in Colombia and our click & collect is a differentiated service versus other traditional retailers and e-commerce players. In 2021, our omni-channel tools represented 11.9% of total retail sales in Colombia, 3.6% of total retail sales in Uruguay, and 2.6% of total retail sales in Argentina.

In addition to our retail operations, we offer complementary services in alliance with local partners, as part of our strategy to monetize traffic and real estate assets. In alliance with Bancolombia, largest commercial bank in Colombia in terms of assets, according to the SFC, we offer our Tuya credit card for our brands Éxito and Carulla, which allows us to offer finance solutions to our customers. With more than 431,000 cards issued for the year ended December 31, 2021, reaching more than 2.8 million active credit cards, we are the first largest issuer of active credit cards in Colombia, according to the SFC. We have also joined with Grupo Sura to offer insurance solutions to over 390,000 clients. Viajes Éxito, our joint travel agency with Avianca, major airline in the region, serves over 77,000 clients. We are the first retailer in Colombia to offer mobile telephony services, and our MVNO (“Mobile Virtual Network Operator”) in alliance with TIGO, mobile network carrier in Colombia, has approximately 1,200,000 users, making it the second largest MVNO in the country according to the Colombian Ministry of Information Technologies and Communications (Ministerio de Tecnologías de la Información y Comunicaciones de Colombia). Additionally, we offer local and international money transfer services, totaling approximately 1,260,000 transactions for the year ended December 31, 2021. In addition, our Puntos Colombia loyalty program is the first loyalty program in Colombia with close to 5.5 million active members (defined as total users that are enrolled in our loyalty program) and 134 commercial partners as of December 31, 2021 and an alternative currency for our customers.

We also operate a real estate business division which aims to maximize the value of our assets and to develop new projects that take full advantage of the expertise and customer knowledge obtained through our core retail business. In December 2016, we launched Viva Malls, a dedicated private real estate vehicle in Colombia of which we own 51% and Fondo Inmobiliario Colombia (“FIC”) owns 49% and operates 12 of our 16 shopping centers and 6 of our 18 commercial galleries. As of December 31, 2021, we operate under the Viva brand in Colombia, with 12 shopping centers and 6 commercial galleries, totaling 567,747m2 of gross leasable area and under the Paseo brand in Argentina, with 10 shopping centers and 5 commercial galleries, totaling approximately 170,000m2 of gross leasable area. Viva Malls is currently expanding one of its shopping centers in approximately 20,000 square meters, of which 17,000 square meters will be leased by the first IKEA store in Medellín and the second in the country.

Over the last twenty years, we have expanded our operations through a combination of organic growth, acquisitions and business alliances. In Colombia, in 2001 we merged with Cadenalco, Colombia’s largest retail company at the time of the acquisition, and in early 2007 we acquired Carulla Vivero S.A. (“Carulla Vivero”), Colombia’s largest supermarket operator and, at the time of the acquisition, the country’s second largest retailer in terms of net revenue. In February 2015, we acquired 31 stores owned by Caja de Compensación Familiar (“Cafam”), a Colombian employee cooperative that owns a retail business, which we had been managing since 2010 pursuant to a commercial agreement, between October 2014 and April 2015 we acquired 48 Super Inter stores in Colombia.

In 2011, we started our international expansion with the acquisition of Disco and Devoto, Uruguay’s largest food retailers, and on August 30, 2015, we acquired 49.97% of the shares of Segisor, which allowed us to reach 18.76% of the economic rights on CBD and a controlling interest, which owned Pão de Açúcar, Extra, Assaí, Casas Bahia and Ponto Frio stores in Brazil, and 100% of Libertad S.A., which operates our Libertad and Mini Libertad stores in Argentina.

On November 28, 2019 we sold our stake in CBD to Casino Guichard Perrachon S.A., our controlling beneficial owner, concurrently through a public tender offer, CBD acquired a 96.57% stake in us.

We have been a publicly held company, listed on the Colombian Stock Exchange since 1994. Our controlling shareholder is CBD, a Brazilian retail food company, which as of the date of this registration statement directly or indirectly held 96.52% of our outstanding share capital. CBD is controlled by the Casino Group, a food retailer with strong presence in France and Latin America.

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Our Corporate Structure

The chart below sets forth our simplified corporate structure as of the date of this registration statement:

41.20 %
GPA
(CBD)
100%
GPA2
Empreendimentos E
Participacoes Ltda
91.52%
grupo éxito
5%
51%
Éxito Viajes y Turismos S.A.S.
97.95%
Éxito Industrias S.A.S.
100%
Almacenes Éxito Inversiones S.A.S.
100%
Transacciones Energéticas S.A.S. E.S.P.
100%
Marketplace Internacional Éxito y Servicios S.A.S.
100%
Logística, Transporte y Servicios Asociados S.A.S.
100%
Depósitos y Soluciones Logísticas S.A.S.
51%
Patrimonio Autónomo Viva Malls
51%
Patrimonio Autónomo Iwana
100%
Fideicomiso Lote Girardot
50%
Puntos Colombia S.A.S.
50%
Tuya S.A.
50%
SARA ANV S.A
100%
Spice Investments Mercosur S.A.
100%
Onper Investments 2015 S.L.
Grupo Disco del Uruguay S.A.
62.49%
Devoto Hermanos S.A.
100%
Mercados Devoto S.A.
100%
Libertad S.A.
100%
Direct shareholding
Indirect shareholding

For information about our shareholders, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.

Operating Segments

We disclose information by segment pursuant to IFRS 8 – Operating segments, which are defined as a component of an entity for which discrete financial information is available and whose operating results are regularly reviewed by its senior management to make decisions about resources to be allocated to the segment and assess its performance. Our three operating segments are the same as our reportable segments.

Total assets and liabilities and cash flows by operating segment are not specifically reported internally for management purposes and consequently they are not disclosed in the framework of IFRS 8 – Operating segments.

Reportable segments include:

Colombia

●	Éxito: revenues from retailing activities, with stores under the banner Éxito.

●	Carulla: revenues from retailing activities, with stores under the banner Carulla.

●	Low cost and others: revenues from retailing and other activities from stores under the banners Surtimax, Súper Inter, Surti Mayorista and B2B format.

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Argentina

●	Revenues and services from retailing activities in Argentina, with stores under the banners Libertad and Mini Libertad.

Uruguay

●	Revenues and services from retailing activities in Uruguay from stores under the banners Disco, Devoto and Géant.

The table below shows the breakdown of our retail sales by segment for the periods indicated:

		For the year ended December 31,
Operating segment	Banner	2021	2020	Change
		(in millions of COP)		(%)
Colombia	Éxito	8,581,274	8,049,347	6.6%
	Carulla	1,782,355	1,769,277	0.7%
	Low cost and other	1,920,768	1,824,061	5.3%
		12,284,397	11,642,685	5.5%
Argentina		1,178,166	847,060	39.1%
Uruguay		2,643,858	2,654,336	(0.4)%
Total sales		16,106,421	15,144,081	6.4%
Eliminations		(665)	(2,837)
Total consolidated		16,105,756	15,141,244	6.4%

Our Stores

We operate in Colombia, Uruguay and Argentina. As of December 31, 2021, we had a total of 620 stores, of which 503 stores are in Colombia, 92 stores in Uruguay and 25 stores in Argentina, among supermarkets, hypermarkets, low cost and proximity stores.

Éxito

Stores under the Éxito banner comprise hypermarkets, supermarkets and express stores which are predominantly located in large Colombian urban areas, such as Bogotá, Medellín, Barranquilla and Cali. Éxito stores offer a large assortment of products, including food and non-food categories, and are organized in a department store style, with an average sales area per store of approximately 2,663m2 as of December 31, 2021. Éxito stores target the Colombian middle and middle-high classes. As of December 31, 2021, we had 233 Éxito stores. The sale of food products and non-food products represented 54% and 46% of Éxito brand’s net sales in 2021, respectively. Our focus is to develop a new generation of Éxito hypermarkets (Éxito Wow Concept) to link the best of the physical and virtual worlds in one place: a shopping experience connected to the digital world, superior customer service and improved focus on fresh products.

Net retail sales of the Éxito brand in the year ended December 31, 2021 reached COP 8,581,274 million, a 6.6% increase compared to the year ended December 31, 2020 and represented approximately 70% of the sales mix in Colombia. Éxito brand continued as the best performing player in the hypermarkets, supermarkets, and express stores segment in 2021, growing in almost all regions mainly from accurate commercial activities and the solid performance from Éxito Wow stores. Éxito Wow stores are digitally connected hypermarkets that integrates the digital channels and physical services offered by the Éxito banner to other services, including banking services, co-working area, gourmet food-court, omnichannel zone, among others. The Éxito Wow model totaled 19 stores in 2021 and is present in Bogotá, Medellín, Cali, Santander, Boyacá, and Atlantic Coast. Éxito Wow stores posted 11.2% net sales growth in 2021 and represented a 29.6% share of the banner’s total sales.

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Carulla

Stores under the Carulla banner comprise supermarkets and express stores which are predominantly located in main cities, such as Bogotá, Medellín, Cali, Barranquilla and Bucaramanga, among others. Carulla stores focus mainly on offering imported and premium products and a high quality assortment of fresh products including bakery products. Carulla has an average sales area per store of 864m2 as of December 31, 2021. Carulla stores target the Colombian high-end classes and as of December 31, 2021, we had 101 Carulla stores. The sale of food products and non-food products represented 98% and 2% of Carulla’s net sales in 2021, respectively.

Net retail sales of the Carulla banner for year ended December 31, 2021 reached COP 1,782,355 million, a 0.7% increase compared to 2020, mainly due to the implementation of the Fresh Market model. This innovative model aims at transforming the fresh food category, renovate stores and improve layouts. The model includes digital activities, such as apps, improved customer service experience, strengthening the offer of key items, such as wine, pasta, cheese, coffee, and open events related to the premium banner. As of 2021, the model was implemented at 22 Carulla fresh market stores located in the cities of Bogotá, Medellín, Santa Marta, Cali and Cartagena. These fresh market stores represented approximately 45.1% of the sales share of the Carulla’s stores and posted double-digits sales growth after implementation.

Super Inter and Surtimax

The Super Inter and Surtimax banners are considered low-cost supermarkets characterized by offering low prices for a complete basic basket of products, good quality meat, fresh fruits and vegetables and a large assortment of bulk grains. These stores have a regional focus, offering products according to local consumer needs. Super Inter stores operate in approximately 17 cities in the Central and Pacific regions of Colombia. Surtimax stores are located in residential areas and offer a wide portfolio of own branded products.

Super Inter’s sales of food products and non-food products represented 99% and 1%, respectively, of stores net sales in 2021. We had 61 Super Inter and 72 Surtimax stores, respectively, and average sales area per store is 964m2 as of December 31, 2021.

Surtimax’s sales of food products and non-food products represented 99% and 1% respectively of stores net sales in 2021.

Net retail sales of the low-cost and others banners in the year ended December 31, 2021, considering the full year, reached COP 1,920,768 million a 5.3% increase compared to 2020 as a result of the implementation of stores’ refurbishing process and base optimization, conversion of stores into cash and carry stores, comprised of Super Inter and Surtimax brands, strong commercial actions, implementation of productivity plans, and focus on private label to offset the effect of the challenging competitive environment in this market.

Surtimayorista Stores

Stores under the Surtimayorista banner have been operating in the cash and carry segment in Colombia for over three years and have focused on the commercialization of products for retail and institutional consumers, such as food retailers (including restaurants and snack bars), conventional retailers (such as grocery stores and mom& pops) and end users (including schools, small businesses, churches and hospitals). It offers more than 2,100 items of grocery, food, perishable, beverage, wrapping, hygiene and cleaning products, among others.

In 2021, one store was opened and one converted to the Surtimayorista banner, totaling 36, which represented 4.6% of Colombia’s sales share, as of December 31, 2021.

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Other Businesses and Services

Puntos Colombia

Puntos Colombia is 50/50 joint venture between us and Bancolombia. Puntos Colombia operates a loyalty program pursuant to which its users earn points when purchasing from us and our partners. These points are redeemable for products or services available at the Puntos Colombia platform. Additionally point holders have other benefits including discounts. As of December 31, 2021, Puntos Colombia had 134 commercial allies, including Starbucks, Celio, Pilates and CineColombia, among others, in which our customers redeemed 28.5 million points under the program.

Tuya

Tuya is a 50/50 joint venture between Éxito and Bancolombia. Tuya is a financial institution focused on issuing credit cards and granting consumer loans to low-income segments that the traditional banking system does not serve, thus promoting financial access. As of December 31, 2021, Tuya had a financial inclusion ratio of 17.2%, that is the percentage of private label credit cards granted to people who had formal credit lines denied or non-approved by the traditional banking system. As of December 31, 2021, Tuya had 2.8 million active cards and issued 431,000 credit cards during the year, representing 16% of the credit card market share in Colombia, as disclosed by the SFC.

Real Estate Business Units

Our real estate business operates under the brand Viva Malls in Colombia and Paseo Libertad in Argentina.

As of December 31, 2021, Viva Malls operated real estate in 11 Colombian cities, including 12 shopping centers and six commercial galleries, totaling approximately 567,747m2 of gross leasable area. Under the Paseo brand in Argentina, we operate 10 shopping centers and five commercial galleries, totaling approximately 170,000m2 of gross leasable area.

Seasonality

We have historically experienced seasonality in our results of operations, principally (1) in Colombia due to traditionally stronger sales in the fourth quarter of each year as result of Christmas and “Special Price Days”, which is the second most important promotional event of each year and help boost fourth quarter sales in mainly non-food categories; and (2) in Uruguay and Argentina due to traditionally stronger sales in the first half of each year as a result of carnivals holiday seasons and Easter, and during the fourth quarter due to Christmas.

In recent years, our average sales revenues during the fourth quarter have typically been approximately 20% above average sales revenues of other quarters of the year.

We also experience seasonality in our results in March and/or April as a result of the Easter break. We also experience higher sales revenues when we offer specialized products for event such as FIFA World Cup.

Seasonality related to availability of some of our products (such as fruits and vegetables) generally does not affect us due to the large and diverse selection of products we offer to our customers.

Our Products

Our products in Colombia, Uruguay and Argentina are mostly ready-for-sale products that we purchase and resell to our end-user customers. Only a portion of our products are produced at our stores, by our technical team for the development of perishables. In certain circumstances, we have entered into partnerships with suppliers who deliver semi-finished products that are finished at our stores.

The products manufactured or handled at our stores include: (1) fruits and vegetables, which are cut or packaged at our stores; (2) meat (beef, pork, chicken and fish) as well as cold cuts and cheeses, which are cut, weighed and packaged at our stores; (3) ready-to-eat meals sold at our deli counters; and (5) bread, cakes and sweets made at the bakeries located within our stores.

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Suppliers

Colombia

Due to our broad and diversified product portfolio, we do not have a single supplier that has a significant share of products sold in units or sales revenue. In general processed foods and drugs/pharmaceuticals sold in our stores in Colombia are regulated by INVIMA, the Colombian National Food and Drug Surveillance Institute (Insitituto Nacional de Vigilancia de Medicamentos y Alimentos).

In Colombia, the purchasing process is centralized to a large number of local and international suppliers. We have over 2,800 suppliers and none of them represent more than 5% of our total sales revenue. For example, in 2021, 90% of our fruits and vegetables were locally purchased, 82% of them, directly from 651 national farmers, and their prices vary depending on inflation. 74% of our merchandise is centralized through our logistics platform, of which 42% is managed via cross docking, which is a process that involves delivery directly from the suppliers and does not require storage in warehouse. The non-centralized goods are mainly beverage, bakery, snacks and some frozen products.

Uruguay

In Uruguay, we do not have a single supplier that has a significant share of products sold in units or sales revenue. Commercial negotiations with suppliers do not require government approval, but may be subject to control by government institutions such as the Ministry of Public Health.

In Uruguay, we have over 865 suppliers and none of them represent more than 5% of our total sales revenue. The purchasing of food products for all our banners is mostly decentralized with 62.3% of products being purchased from different suppliers. We purchase substantially on a short-term basis from a large number of unrelated suppliers, thus avoiding being dependent on few suppliers. Prices of our food products vary depending on inflation. Non-food products, excluding home appliances, are mostly imported due to the lack of a national industry.

Argentina

In Argentina, we have a wide and diversified portfolio and do not have a single supplier with a significant share in units or sales revenue. Processed and unprocessed food products sold in Libertad are regulated by SENASA, the National Service for Agri-Food Health and Quality (Servicio Nacional de Sanidad y Calidad Agroalimentaria), and a few of them are traded under government price control programs.

In Argentina, the purchasing of food products for all our brands is centralized and purchase is done directly or on a short-term basis from a large number of unrelated suppliers. As a result, we are not dependent on any single supplier. The prices of food products depend on inflation levels.

Distribution and Logistics

In Colombia we operate ten distribution centers and three logistics platforms with total storage capacity of approximately 272,902 m2.

In Uruguay, we operate four distribution centers and warehouses strategically located across Montevideo, with a total storage capacity of approximately 40,000 m2.

In Argentina, our distribution center is located in the center of the country, in the city of Cordoba, with an average distance of 620 km to our stores.

We organize our logistics and distribution processes in accordance with the products and services sold under our banners. Accordingly, we guide our distribution processes by the procedures described below.

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Stores, Supermarkets and Hypermarkets

As of December 31, 2021, the logistics process to supply our stores, supermarkets and hypermarkets, excluding the cash and carry operation in Colombia, included 18 distribution centers and logistics platforms located in Colombia, Argentina and Uruguay, with a total area of approximately 470,000 m2 including both of our own and outsourced area. Our distribution process is performed by an outsourced fleet.

E-commerce Food Delivery

In Colombia, we operate one of the largest food e-commerce operations in the country as of December 31, 2022 in terms of sales, according to Nielsen, through direct online and marketplace sales, and new channels, including delivery applications. In order to operate these channels, we have a dedicated network of: (1) distribution centers in Bogotá serving mainly non-food demands; (2) storage facilities in Medellín serving food e-commerce; and (3) direct store delivery used mainly to serve delivery applications.

Marketing

Our marketing strategy aims to retain our customers and attract new customers through our value proposition focused on competitive prices, a pleasant shopping experience and a significant assortment of products tailored to the regions where our stores are located. We promote integrated marketing campaigns aimed at our target audience of traders, processors, large users and end consumers.

Our marketing teams include branding, media, planning, promotion, event, market intelligence, sustainability and trade marketing specialists. They are dedicated to developing offline quality and digital marketing campaigns.

In the years ended December 31, 2021 and 2020, we invested COP 142,223 million and COP 127,288 million, respectively, on advertising.

Credit Sales

In the years ended December 31, 2021 and 2020, 14% of our revenue from contracts with customers was represented by credit sales, principally in the form of credit card sales, installment sales and food vouchers, as described below:

In our Colombia segment, sales to customers using credit cards, including Tuya credit card, accounted for 32.2% and 29.7% of our consolidated revenue from contracts with customers in the years ended December 31, 2021 and 2020, respectively. In our Uruguay segment, customers using credit cards accounted for 29.1% and 28.3% of our consolidated revenue from contracts with customers in the years ended December 31, 2021 and 2020, respectively. In our Argentina segment, credit card sales accounted for 40.1%, and 41.8% of our consolidated revenue from contracts with customers in the years ended December 31, 2021 and 2020, respectively.

Credit card sales. All of our store formats and our e-commerce operations accept payment for purchases with major credit cards, such as MasterCard, Visa, Diners Club and American Express. Our stores also accept virtual credit cards through methods such as Apple Pay. Sales to customers using credit cards accounted for 14% of our revenue from contracts with customers in each of the years ended December 31, 2021 and 2020. An allowance for doubtful accounts is not required as credit risks are assumed by the relevant credit card companies or issuing banks.

Installment sales. Our stores offer financing to our customers to purchase home appliances on an installment basis through third-party credit cards. An allowance for doubtful accounts is not required as credit risks is assumed by the relevant credit card companies or issuing banks.

Food Vouchers. At our food stores, we accept food vouchers as payment. Food Vouchers are issued by third-party agents to participating companies that provide food vouchers to their employees as a fringe benefit. Food vouchers accounted for 4% and 3% of our revenue from contracts with customers in the years ended December 31, 2021 and 2020, respectively. The voucher-issuing companies assume the credit risk associated with these sales.

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Information Technology

We invested COP 170,306 million and COP 42,943 million, in computers and computer software in the years ended December 31, 2021 and 2020, respectively. We are identifying opportunities and mapping efficiency gains by integrating services and functions across our various operating segments, improving our tax systems, our ERP, focusing on governance and our customers. Our information technology department negotiates with service and software suppliers costs on projects and contracts, leveraging on economies of scale related to shared services between us and our subsidiaries.

Intellectual Property

We own a portfolio of more than 1,600 duly registered trademarks, in every trademark class, in 32 countries, of which more than 1,000 are in Colombia, including, among others, brands such as Éxito, Carulla, Surtimax, Superinter and Surtimayorista associated to the retail business; Ekono, Frescampo and Porchi associated to the food business; Arkitect, Bronzini and Finlandek, associated to fashion, textile and home decoration industry. We are authorized to manufacture, commercialize and promote food products in Colombia under the brand Taeq, and we have granted licenses to several of our subsidiaries to use our textile brands in countries such as Argentina and Uruguay.

As of December 31, 2021, we did not have any registered patents.

Additionally, the Éxito Group owns the following domain names, among others: www.grupoexito.com.co, www.exito.com, www.carulla.com, www.surtimax.co and www.arkitect.com.co. These domain names are listed for informative purposes only and the information contained in these websites is not incorporated by reference in this registration statement.

Industry

The Colombian Retail Sector

The Colombian retail sector is largely influenced by the overall level of economic activity in the country and the level of per capita available income. The Colombian economy has experienced positive economic real GDP growth of 10.6% in 2021 according to DANE, as a result of healthy private and consumption and export growth. While the COVID-19 pandemic negatively impacted the economy during 2020, Colombia’s real GDP growth continues to be above that of most of its regional peers (five-year average for Colombia, 2.13% versus 0.91% for its regional peers (Mexico, Peru, Chile, Brazil, Ecuador and Argentina)). During 2021, inflation exceeded the Colombian Central Bank’s target of 2.0%-4.0%, largely as a result of higher prices for food and non-alcoholic beverages. Annual inflation reached 5.6% in December 2021, the highest rate in the past five years.

Unemployment accounted to 15.9% by year end 2020 due to lock-downs and restrictions imposed by the Government as a response to the COVID 19 pandemic. Although by year end 2021 unemployment decreased to 13.7% it still had an impact on households’ disposable income and, ostensibly, positive impacts on consumption. According to Latinfocus Consensus Forecast, the unemployment rate was 10.5%, 16.1% and 13.1% for 2019, 2020 and 2021, respectively. Although, private consumption decreased 5.8% during 2020 according to DANE, it increased 14.6% in 2021 due to an increase in consumption boosted by the normalization of activities due to easing of restrictions related to the pandemic.

The Colombian food retail sector is served through a wide variety of channels including privately-owned supermarkets, limited assortment and convenience stores, government-subsidized cooperatives known as cajas de compensación, specialty stores (e.g., butcher shops, bakeries, etc.) and delivery operations. A large number of Colombians continue to shop through traditional channels, driven mainly by independent small grocers, which accounted for 43.4% of the value sold by grocery retailers in Colombia in 2021, according to Nielsen.

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Our Éxito, Carulla, Surtimax and Super Inter brands continue to lead the modern grocery retailing segment, accounting for 22.7% of a segment that amounted to sales of COP 57,409 billion in 2021, according to Supersociedades.

Discount retailers have been gaining traction in the Colombian retail market and have experienced strong growth over the last past five years. This has been the result of efforts in new store openings and the arrival of various new sector participants. According to Nielsen Report, this segment had a total sales area of 1,107,508 m2 including our low-cost formats, during 2021 and a total of 3,938 of stores, representing 15.7% of modern grocery retailers’ sales in Colombia. Major players in this space include D1 and Ara, which has recently become a significant player within this sector of the retail market. D1 and Ara had 1,988 and 796 total outlets, respectively, as of December 31, 2021, representing total growth of 121% and 50%, respectively, in the number of outlets since 2018.

According to Euromonitor, the cash and carry segment, excluding our participation, had net sales of COP 3.0 billion in 2021, a 15.8 % growth compared to 2020, and serves mainly the institutional market. Traditional consumers continue to be attracted by smaller and more accessible formats. Shopping centers have also increasingly gained importance as an alternative shopping destination for households in the country.

We face strong competition in the Colombian retail sector from international and domestic retailers, including Cencosud and Olímpica and, most recently, discount retailers such as D1 (Koba LLC) and Jerónimo Martins.

The Uruguayan Retail Sector

According to the Latinfocus Consensus Forecast, the Uruguayan economy grew at an annual rate of 3.8% in real terms during 2021, after a 5.9% contraction in 2020, when the COVID 19 pandemic weighted heavily on Uruguay, subduing the country’s manufacturing and services industries, particularly tourism. Annual inflation decreased to 8.0% in 2021 from 9.4% in 2020.

According to Euromonitor, total sales in the Uruguayan retail sector increased by 9.1% in 2021 compared to 2020, totaling 442,176 million Uruguayan pesos (approximately US$10,142 million) from 405,479 million Uruguayan pesos (approximately US$9,654 million) in 2020. This growth was a result of: (1) a highly banked population that is in a position to make digital payments, and (2) high smartphone penetration driving e-commerce sales. In 2021, certain COVID-19 related restrictions were still in place for, nonetheless e-commerce boosted growth. App-based delivery services have become increasingly popular in Uruguay, benefitting from increasing smartphone penetration. As value sales through e-commerce grow, setting up an efficient infrastructure for direct delivery is becoming increasingly important. Due to the pandemic, companies have had to develop new strategies around their logistics and product delivery, and this has greatly improved delivery infrastructure.

The fast emergence of convenience stores has come through flagship brands such as Kinko, Frog Maxishop (NBO Ussel SA) and our own Devoto Express. This segment of the market continues to show signs of improvement as a younger generation, who prefers to do their shopping at convenience stores, hypermarkets or supermarkets, becomes a greater part of the population. This new channel had only two chains present in 2014, Kinko and Frog Maxishop (NBO Ussel SA), with a total of 14 stores in Montevideo. In 2015, the Éxito Group launched its own chain of convenience stores under the Devoto Express banner and by the fourth quarter of 2016 there were 33 stores combined operating through this format.

The share of non-grocery sales in supermarkets increased slowly over the last five years, but remained under 3.0%. Tienda Inglesa, Devoto and Disco stores currently offer a widening mix of non-grocery items, while Ta-Ta, the largest supermarket chain, still has a very limited non-grocery portfolio and most independent supermarkets sell only grocery products.

Our main competitors in the Uruguayan retail sector include Tienda Inglesa, El Dorado and Ta-Ta.

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The Argentinian Retail Sector

The Argentinian economy grew 10.3% in real terms during 2021, according to Latinfocus Consensus Forecast, following a contraction of 9.9% in real terms during 2020. There was a spike in inflation in 2021, driven primarily due to expansion of the monetary base to finance fiscal deficit. Twelve-month inflation reached a level of 49.5% during 2021.

According to Euromonitor, total sales in the Argentinian retail sector increased 51.8% in 2021 compared to 2020, the total sales amount totaled 6,882,781 million Argentinian pesos (approximately US$97,435 million) from 4,533,010 million Argentinian pesos (approximately US$47,651 million) in 2020. While current value sales registered a double-digit increase in 2021, this growth was mainly due to soaring inflation, although the Government has tried to lessen the effect of inflation on essential food items, including: (1) the Care Prices program, which guarantees fixed prices for over 5,000 goods for a certain period, and the Maximum Price program, which freezes prices for about 1,700 products open to supermarkets; and (2) the Super Close program, which is a basket of 70 goods that will remain at a fixed price for six months and is aimed at traditional grocery retailers. E-commerce received a fuel injection from the 2020 lockdowns and is continuing to register healthy value sales, as grocery retailers have developed online infrastructure. Leading supermarkets chains are also investing in distribution centers, as rapid delivery is a key way of improving the customer experience. Delivery platforms are developing distribution centers to deliver a small selection of basic own branded products, as well as act as a delivery intermediary for other retailers.

While traditional grocery retailers continue to maintain their prevalence over modern outlets, independent small grocers have been losing share in light of changing consumer habits. Recent changes in consumer habits have favored the development of modern proximity outlets that accept credit cards and/or offer access to financing. Traditional grocery retailers, particularly small grocers, have lost ground to the expansion of modern retail channels with Carrefour and Dia being particularly aggressive in their expansion in the segment. Similarly, cash and carry remains one of the most relevant channels for Argentinean consumers.

No retail chain in Argentina is present throughout the entire country, with several international brands concentrated in Buenos Aires and local or regional brands having a leadership presence in other provinces. Our Libertad hypermarkets and convenience stores are the market leaders in the province of Córdoba.

Carrefour Argentina is the leading grocery retailer in Argentina with a 6% market share by value in 2021, according to Euromonitor, and a particular focus in Buenos Aires. Other key competitors include Cencosud, Dia and Wal-Mart.

We face competition in the Argentinian retail sector mainly from Carrefour, DIA and Cencosud.

Regulatory Matters

Colombia

We are subject to governmental regulation related to our economic activity and supervision by authorities, generally applicable to environmental, health and commercial matters. To open and operate our stores, we must register all our stores in the commercial registry, obtain the land use permit and the sanitary certificate that confirms compliance with matters related to facility safety and sanitation status of the store. Our stores must also have a fire safety certificate issued by the respective fire department, which confirms that the store has the safety mechanisms and tools to respond upon an emergency at any time.

We comply with environmental matters, including waste management and disposal and noise regulations. We believe that we comply with all applicable regulations and controls with respect to our business.

Our Colombian subsidiaries develop their businesses in different industries, including logistics and transportation, travel, mobile telephony services, industrial production (food and apparel), and e-commerce. We believe we are complying within all material regulation applicable to these activities.

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We are a listed company in the Colombian Stock Exchange, and, accordingly, we are also subject to regulations issued by the SFC, which includes, but is not limited to the disclosure of material information, the adoption of corporate governance practices and financial reporting. We believe that we are complying in all material respects with these regulations.

In labor matters, our activities are regulated by the principles in international agreements signed by Colombia, Colombia’s Constitution and the Labor and Social Security Law. The Ministry of Labor as the main authority that prevents, investigates, controls, and penalizes any non-compliance. Labor judges oversee claims. Additionally, through “tutela” actions or lawsuits, Constitutional judges guarantee and protect fundamental rights when compromised.

Uruguay

Our operation in Uruguay is duly registered with the agencies and entities and must comply with national, departmental and municipal regulation related to health, commerce and environment. We are required to have permits and/or authorizations including building, advertising, mechanical and electrical installation, ventilation, A/C, natural gas, traffic, food, health and pest control. We file for permits and/or authorizations before the National Directorate of Cadaster, Ministry of Transport and Public Works, National Institute of Meats, National Fire Department. Depending on the sales area of each store, large surfaces authorization may be required. To acquire additional stores, authorization must be requested from the Commission for the Promotion and Defense of Competition of the Ministry of Economy and Finance. We believe we comply with all material regulation related to our economic activities in Uruguay.

We are subject to regulatory oversight by governmental and departmental (Montevideo, Canelones, Maldonado, San José) entities such as, the National Cadastre Directorate, Ministry of Transport and Public Works, Ministry of Public Health, National Directorate of Firefighters, Municipalities, Departmental Boards, and Permanent Commissions.

Argentina

Libertad S.A. is subject to governmental regulation related to our economic activity. Regulation occurs mainly at provincial and municipal levels in Argentina, including regulation on business, environment, safety and security, fire, waste and disposal and food quality.

At the company level, Libertad is registered before the Registry of Commerce of the Province of Cordoba. Although Libertad is not a publicly listed company, it has to file its financial statements annual approval and board member appointments. This process before the Registry of Commerce of the Province of Cordoba and other related authorizations are filed before the permits and authorizations offices of both the Province and City in which Libertad’s branches operate allows and authorizes the company to operate.

User Privacy and Data Security

The Colombian legal system for the protection of personal information is the Colombian general data protection legal framework (“CGDP”), set out in Law No. 1581 of 2012 and Decree No. 1074 of 2015. The CGDP applies to the collection, storage, use, transfer, transmission, suppression, and overall, the processing of personal data that takes place in Colombian territory and that involves the personal data of Colombian residents. Personal data is defined as information that may be associated or connected to an individual, allowing for her identification. Because the Company collects and processes the personal data of Colombian residents, the Company is subject to the CGDP.

The Superintendency of Industry and Commerce (Superintendencia de Industria y Comercio) (“SIC”) is the government body responsible of overseeing personal data related matters and enforcing the CGDP.

The legal basis for processing data is consent from data subjects, and it must be prior (before collecting and processing the data), express (through means where the data subject reveals her unequivocal intention), and informed. For consent to be “informed”, data subjects must be informed about (i) the name and contact details of the data controller; (ii) their rights and means to exercise them; (iii) where to consult the applicable data protection policy; (iv) that the authorization to process sensitive data is entirely optional; (v) the specific data that will be collected and processed –especially if sensitive data is involved, and (vi) how the data will be used and for what purposes. This information must be provided at the time of obtaining consent at the latest.

Among other obligations, entities subject to the CGDP are required to (i) obtain prior, express, and informed consent from data subjects as described above; (ii) process and address complaints, petitions, and requests from data subjects regarding their personal data (similar to ARCO rights); (iii) implement an internal personal data handbook for personnel to follow when involved in data processing operations; (iv) implement and uphold technical, human, and organizational measures aimed at ensuring the integrity, confidentiality, availability, and security of personal data; (v) implement a data privacy policy that informs data subjects about the entity’s data processing operations; (vi) notify the SIC of breaches to security protocols and whenever personal data is at risk, and (vii) appoint a person or department meant to handle personal data matters (i.e., execute relevant policies; address complaints, petitions, and requests from data subjects) and ensure data subjects’ rights.

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The CGDP establishes a set of principles that must be followed when processing personal data, particularly (i) a principle of freedom, which relies on the constitutional nature of the right to privacy and establishes that personal data can only be processed with the free, prior, express, and informed consent of the data subject; (ii) a principle of restricted access and circulation of the data, according to which personal data must circulate only among the persons expressly authorized by the data subject; (iii) a principle of confidentiality, which requires keeping the information confidential, and (iv) a principle of security, which sets a duty upon data controllers to keep personal data under appropriate security measures to prevent their unauthorized or fraudulent adulteration, loss, use or access, and to adopt measures to ensure the confidentiality, security, integrity, availability of such personal data.

ESG Matters

Sustainability is part of our strategy, our goal is to improve our corporate, economic, social, and environmental governance standards with efficient management of our resources, complying with current requirements without compromising future needs. We believe sustainability is one of our core values as we believe it is fundamental for long-term value creation for our stakeholders.

We are fully committed to operate under high ESG standards, as is evidenced by our recent recognition as one of the 10 most sustainable food retailers in the world by the Standard and Poor’s - Corporate Sustainability Assessment (CSA) 2021. As a result, we were mentioned in the CSA Sustainability Yearbook 2022 as members and drivers in our industry.

Our ESG strategy focuses on six pillars: environmental protection, child nutrition, sustainable trade, our people, corporate governance, and healthy lifestyle.

Materiality Analysis

In 2021, Éxito conducted a materiality analysis which allowed it to identify stakeholders’ expectations regarding social, environmental, and governance issues. The Company measures its materiality every two years and considers issues that may influence the relationship between stakeholders and the Company to answer the constant environmental change, market dynamics and stakeholder expectations. This analysis also permitted to set deadlines to validate whether the current issues of the sustainability strategy will continue in the short, medium, and long terms. The Company’s programs are aligned with the materiality analysis and the issues prioritized by the different stakeholders, including the Company’s sustainability committee, management, executive committees, employees, customers, suppliers, opinion leaders, and the media, with the technical analysis of the sector and concerning the world’s commerce leaders.

The topics presented below highlight the focuses that we consider strategic and relevant to continue nourishing opportunities for Colombia.

(1)	Climate change: manage the carbon footprint and promote sustainable mobility on logistics, employees, and customers.

(2)	Support of the local economy and inclusive growth: promote local and non-intermediary purchases, supporting productive communities and vulnerable populations in Colombia.

(3)	Attraction, retention, and development of human talent: provide training, well-being and good conditions to develop our human talent work and recognition.

(4)	Circular economy – packaging: promote circular economy principles, including the reduction, redesign, reuse and recycling through post-consumption programs; the correct management of waste in Éxito’s facilities, and the work toward eco-design.

(5)	Influence in stakeholder evaluation and decision-making: corporate and risk management, and Éxito’s economic, environmental and social relevance and impact.

(6)	Diversity and inclusion: promote respect for human rights, equal opportunities and accessibility to inclusive employability facilities and programs.

(7)	Protection of biodiversity: protect the biodiversity through strategic management to achieve deforestation-free and pro-deforestation supply chains of conservation.

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Strategic Sustainability Risk

The Company’s main strategic sustainability risk were identified under the ISO 31000 methodology and validated by the Company’s corporate and sustainability committees. The Company measures its main strategic sustainability risk every two years.

The risks set forth below outlined the length of the Company’s impacts and allowed the Company to establish control measures, as well as associated strategies for social, environmental, and economic issues.

●	Climate change management: physical risks related to extreme weather events and risks of market, reputation, rules or regulations changes.

●	Protection of biodiversity: risk of damage to biodiversity or deforestation linked to branded products, mainly, edible palm oil and meat products.

●	Discrimination, diversity and inclusion: risks of non-compliance with commitments assumed by the Company to promote diversity and inclusion.

●	Social impacts in the supply chain: risk of non-compliance by suppliers with the regulations and commitments assumed by the Company concerning the protection of human rights, including circumstances such as child labor, forced labor, discrimination, deprivation of freedom of association, non-payment of the minimum wage, health and safety, among others.

●	Circular economy – packaging: economic and environmental risks related to non-packaging reduction (eco-design, bulk), reuse, and recycling of packaging (mainly plastic).

Climate Change Risk Assessment

As part of the process of identifying and measuring climate change risks and opportunities, the Company determined the short-, medium- and long-term impact and scope of its actions.

Following the recommendations of the Task Force for Climate-related Financial Disclosures (TCFD), the Company identified and rated the risks and opportunities of climate change in which there is the potential to generate substantial changes in the Company’s operations, revenues, or expenses. As a result, the Company carried out risk probability and impact rating on the company’s results of operations.

Risk Type	Risk Driver	Risk Description
Transition - Political and legal	Emerging regulations and standards	Restriction or prohibition of inputs, such as refrigerants, fuels, etc.
Physical - Acute	Increased severity of extreme weather events	Interruption of continuity
Physical - Chronic	Change in patterns of the business precipitation and extreme climatic variability	BI and relocation of supply chains

Probability			Impact
Baseline	IDEAM	2DS	Baseline	IDEAM	2DS
Almost certain	Likely	Likely	Moderate	Major	Major
Almost certain	Likely	Almost certain	Moderate	Major	Moderate
Almost certain	Almost certain	Almost certain	Catastrophic	Catastrophic	Catastrophic

As a result, the Company’s main climate-related risk are associated with the prohibition or restriction of refrigerant gases or fuel, the relocation of our primary supply chain and the interruption of our operations.

Sustainability Committee

The board of directors has a sustainability committee that has the purpose of evaluating the sustainability strategy and the focuses of work, as well as to monitor the projects through which the Company shall demonstrate its commitment to the proposed strategy. For more information about the sustainability committee, including its functions see “Item 6. Directors, Senior Management and Employees— A. Directors and Senior Management—Board Committees—Sustainability Committee.”

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In 2021, the main topics discussed by the sustainability committee included: (1) the approval and tracking of indicators related to social corporate goal, environmental corporate goal, local and direct purchasing, sustainable production practices, diversity and inclusion, and healthy lifestyle; (2) the approval of the Annual Sustainability Report of 2021 and of the materiality analysis completed on January 2021; and (3) the discussion of climate change, prioritizing: the implementation of short, medium, and long-term actions to reduce Scope 1 and 2 carbon footprint emissions, improve the measurement of different scope 3 carbon footprint emission factor (Carulla brand climate strategy), Carulla FreshMarket became the first carbon-neutral food retailer on the continent, and the implementation of a monthly follow-up KPI for the Company’s carbon footprint.

The sustainability committee is supported by a sustainability operational committee which approves the budget and initiatives for the company’s sustainability and climate strategies and follows the instructions and provides technical capacities to the sustainability committee. The sustainability operational committee is also responsible for communicating, making business cases, risk analyses, and proposing alternatives to the company.

Minimum twice a year, the chief executive officer participates of the sustainability committee in order to define long-term goals and strategic commitments for the climate change strategy and biodiversity protection.

Strategy

Éxito complies with Colombian laws related to the economic activities in which it operates.

Éxito is driven by its superior purpose of “Nourishing Colombia with opportunities.” The Company understands that its shareholders’ interests must be aligned with society through a sustainable strategy that incorporates social, environmental, and corporate governance aiming long-term growth and shared value creation for all stakeholders.

Éxito has incorporated in its strategy a social goal related to eradicate chronic child malnutrition in Colombia by 2030 and an environmental goal related to reduce its carbon footprint by 55% by 2025 (Scope 1 and 2). These two targets are related to our corporate strategy and our sustainability agenda.

Our sustainability strategy focuses on six pillars:

(1)	Environment: Éxito aims to maximize positive impacts on the environment to reduce, mitigate and compensate negative impacts that may be caused by its operations;

(2)	Zero malnutrition: Éxito works to eradicate chronic child malnutrition in Colombia by 2030 through Fundación Éxito;

(3)	Sustainable trade: Éxito works to generate value and trusting relationships with partners and suppliers by promoting: (1) sustainable practices and supporting programs that contribute to their growth, (2) local and direct procurement, and (3) support productive sectors and vulnerable populations;

(4)	People: Éxito works for its employees’ wellbeing and development, promotes diversity, inclusive work conditions and social dialogue;

(5)	Governance and integrity: Éxito aims to build trust with its stakeholders by acting under corporate governance standards, ethics, transparency, and respecting human rights;

(6)	Healthy lifestyle: Éxito mobilizes customers, employees, and suppliers towards healthier and balanced lifestyles, through a portfolio of products and services that allows them to develop healthy lifestyle habits.

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Environment

Éxito’s environmental strategy focuses on maximizing the positive impact to mitigate and speed up adaptation, the development of actions to achieve a low carbon business, and endure climate-resilient growth.

We established in 2018 the goal to reduce 35% of our carbon footprint by 2023, which we achieved in 2021, as certified by an independent third party which revises scope 1 and 2 CO2 emissions following the international GHG Protocol methodology. In addition, we embraced new challenges during 2021, our new corporate goal is to reduce our carbon footprint by 55% by 2025 (Scope 1 and 2). Éxito is the first food retailer in Colombia with a certified Carbon Neutral (Carulla FreshMarket) by ICONTEC.

We work on five fronts to achieve our goal: (1) climate change; (2) circular economy; (3) sustainable mobility; (4) real estate management with sustainability standards; and (5) biodiversity protection.

Climate change

We measure our carbon footprint following the GHG Protocol methodology, considering our retail and logistics operation, Éxito Industrias S.A.S. (our subsidiary that transforms food and some private label products and manufactures our textile lines), real estate, and corporate headquarters. In 2021, we emitted 234,899.02 CO2eq tons, including 161,413.83 CO2eq tons from direct fuel emissions and refrigerant gases (Scope 1), and 48,678.62 CO2eq tons from emissions from electricity consumption of the national transmission system (Scope 2).

As a transition plan to reduce our carbon footprint, we have started to implement solar energy projects. During 2021, we generated 3,350,516.60 kWh from solar energy projects. In addition, considering the potential risk of the prohibition or restriction of refrigerant gases, we are the first retailer in Colombia to implement natural refrigerant gases. During 2021, we reduced the quantity of refrigerants used in our cooling systems by 16.4% compared to 2020.

In response to this efforts, our brand Carulla FreshMarket was recognized as the first Latin America’s carbon-neutral food retailer certified by ICONTEC.

Circular economy

Our main priority for circular economy is less and better packaging. In 2021 we reduced 68% usage of plastic bags at points of sale in post-consumption areas in relation to the 2015 baseline.

We promote an increase in recycling of paper, cardboard, plastic, glass and metal packaging, Through the “Soy RE” initiative, we centralize our goal of recycling 30% of packaging by 2030. We offer post-consumption sites in our stores aligned with the leading international benchmarks and best practices in the circular economy (established by the Ellen MacArthur Foundation and the Consumer Goods Forum through the Plastic Waste Coalition) and follows the recommendations set out in the Golden Design Rules for Plastics Packaging. As a result, Éxito has a process that allows the recycling of more than 21,000 tons per year. The post-consumption strategy mobilizes 187,000 customers to recycle in Éxito’s stores, recycling more than 12 million packages, weighing 788 tons.

During 2018, we eliminated polystyrene as packaging (in the fruits, vegetables, and prepared foods section).

Sustainable mobility

In 2021, Logística, Transporte y Servicios Asociados S.A.S. – LTSA, our logistics subsidiary, was awarded in the category of Sustainability, Technology and Innovation during the Congress by the Colombian Federation of Road Cargo Transporters (Colfecar).

Real estate management with sustainability standards

VIVA brand stores and shopping centers are Leadership in Energy & Environmental (“LEED”) certified, which is granted by the Green Construction Council recognizing works with sustainable design, construction and real estate operation.

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Biodiversity protection

Colombia is the second-largest country in biodiversity worldwide. Protecting nature by working with suppliers is our priority.

Éxito’s Sustainable Livestock program is a pioneer in Colombia and aims to consolidate a new business model to maximize production efficiency in harmony with the environment, based on the conservation and restoration of strategic areas and the preservation of ecosystem services. We monitor via satellite 100% of our direct cattle suppliers on an annual basis, which allows us to verify the compliance with agricultural frontier and tree density. This model operates in alliance with a well-known international organization that ensures transparency and independency in the monitoring system. Furthermore, in 2021 the UK government, through the UKPact, selected Éxito and WWF Nature-positive project to work for the conservation and biodiversity in Colombia.

We adopt the standards and are part of:

●	Tropical Forest Alliance 2030, which commits to zero deforestation in the country (founding partners);

●	Colombian agreement for the zero deforestation of the meat chain in Colombia (member);

●	New York Declaration of Forest - United Nations Development Program (signatory member); and

●	Consumer Goods Forum, a CEO-LED organization (member).

Other efforts have been made to mitigate the risk related to relevant commodities. For example, 100% of the edible palm oil in our private label is certified under Roundtable for Sustainable Palm Oil - RSPO. Furthermore, an analysis of the Soy supply chain has been made, verifying the origin country, and developing action plans related to this supply chain.

Zero Malnutrition

This pillar includes four action plans: (1) communicate and raise awareness; (2) generate resources and alliance; (3) generate and disseminate knowledge; and (4) influence public policy.

Éxito’s goal is to eradicate chronic child malnutrition in Colombia by 2030. During 2021, more than 70,000 children benefited from nutrition and complementary programs, and more than 217,000 food packages were delivered to those children and their families.

In the year ended December 31, 2021, Fundación Éxito’s total revenue was COP 31,921.4 million, as a result of the donations of Éxito and support of other various partners. We finance Fundación Éxito’s operation by selling recycling materials generated in our dark stores. More than 60,000 children benefit from the sale of scrap metal, plastic, cardboard, hooks, and other materials recovered in this process. In 2021, Fundación Éxito had a revenue of COP 12,193.6 million from recyclable material.

We have developed a food donation strategy in which Fundación Éxito donates products that were not sold but can still be consumed. During 2021, we donated 1,395 tons of food and 170 tons non-food products to 23 food banks and 240 institutions. We also financed the agricultural surplus recovery program (Reagro), preventing the loss and waste of 1,917 tons of farmers’ crops, benefiting 143,854 people.

Sustainable Trade

Sustainable trade is managed in three action plans: (1) promotion of sustainable supply chains; (2) development of allies and suppliers; and (3) direct procurement from local suppliers.

Éxito is committed to strengthening local sourcing, promoting direct procurement, reducing negotiation with intermediaries, developing more sustainable supply chains, impacting the country’s economy positively, generating employment and contributing to the wellbeing of communities and people.

In 2021, considering perishable products, over 90% of products sold in our stores were locally sourced in Colombia, and 84% of this production was bought directly to farmers.

Textile manufacturing is an important industry in Colombia. For this reason, the Company has developed this supply chain at a local level. Approximately 93% of clothing sold in our stores is made in Colombia. We source from approximately 285 suppliers, that employ approximately 9,621 people, of which 70% are women.

Éxito is committed with its supply chain by offering suppliers training programs in digital environments, diversity and inclusion with a gender focus, ethics and sustainability, creative and inventive leadership, and continuous improvement projects, among others. In 2021, around 250 companies benefited from this initiative.

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People

We believe our success is the success of our people. As a result, our action plan includes: (1) promoting social dialogue; (2) developing our people; (3) promoting diversity and inclusiveness, and (4) promoting gender equality.

Our goal is to generate employment, while promoting opportunities and inclusive growth, supporting and respecting the protection of human rights, labor rights, freedom of association, and collective agreements in our operation, promoting safe working conditions and dignified lives.

Éxito firmly believes that diversity, inclusion, and equality are sources of talent attraction, innovation, and cultural and social transformation, which leads to a better working environment and a more inclusive and equitable society.

Éxito is a major employer in Colombia, with more than 35,000 employees, of which approximately 50% are women. Currently more than 30% of the Company’s top management positions are held by women, and 41% of the Company’s leaders are women. Additionally, approximately 4,000 people from the so-called populations at risk, which consider vulnerable community such as the armed conflict victims, ex-combatants, racial and ethnic minorities, among others, have been employed since 2006.

Éxito aims to mobilize this agenda national wide and align with the Social Development Goal- SDG 5, Éxito is also co-leader in implementing the Gender Parity Initiative, promoted by the Colombian Ministry of Labor, the Inter-American Development Bank, and the World Economic Forum.

On the matter of diversity in the workplace, inclusion and gender equity, Éxito was awarded the silver Equipares seal in 2021. By February 2022, the same entity awarded the Company with the golden Equipares seal, which is a certification program that recognizes companies and organizations implementing the Gender Equality Management System correctly and is granted by the Colombian Ministry of Labor and the Presidential Council for Women’s Equity, with the technical support of the United Nations Development Program - UNDP. In addition to focusing on work environments, Equipares positively impacts gender equality throughout society, accelerating progress towards Sustainable Development Goal No. 5.

Governance and Integrity

Éxito has six action plans under this pillar: (1) promote best practices in corporate governance; (2) promote and communicate commitments related to respect for human rights; (3) promote ethics and transparency standards to different stakeholders; (4) facilitate a diverse and inclusive environment; (5) ensure trust with our stakeholders; and (6) promote communications and coherent relationships.

Éxito looks to build trust with stakeholders in the framework of comprehensive action under corporate governance standards, ethics, transparency, and respecting human rights.

Éxito follows the recommendations of the French Anticorruption Agency (Lei Sapin II) to reinforce the commitment with anticorruption best practices. In 2021, Éxito made a validation of bravery, corruption and fraud risks in the process that involve the Company’s value chain, following the requirements of the French Anticorruption Law (Lei Sapin II) and the recommendations of the French Anticorruption Agency to reinforce its commitment with the best practices in the relationship with third parties. As a consequence of this process, 4,965 of the Company’s employees are trained on money laundering, and terrorist funding prevention, while a total number of 38,867 direct and outsourced employees (including turnover) attending several training sessions related to regulation on fraud, risk management, corruption and data management.

Éxito is fully committed to operate under high ESG standards, as evidenced by our recognition as one of the 10 most sustainable food retailers in the world by the Standard and Poor’s – Corporate Sustainability Assessment (CSA) 2021. As a result, Éxito was mentioned in the CSA Sustainability Yearbook 2022 as members and drivers in its industry.

We reaffirmed our commitment to human rights aligned with the United Nations Global Compact initiative. Thus, Éxito continued adopting the associated principles and tools, such as the development of self-assessment, in partnership with the Danish Institute of Human Rights, the Confederation of Danish Industries, the Ministry of Economic Affairs, and the Danish Global Compact Self-Assessment Tool.

Éxito is conscious that the construction of shared value is a constant work and must be preserved with each stakeholder. Therefore, we highlight our work with the communities surrounding our stores, encouraging conversations that allow knowledge exchanges between cultural and artistic leaders, dialogue between different actors, and opportunities for innovation and development in the territory.

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Healthy Lifestyle

We are moved by the democratization of healthy living habits. We manage three action plans: (1) promote healthy lifestyle habits; (2) educate consumers, partners and suppliers for healthy living; and (3) offer products and services that encourage healthy lifestyles.

We have created a portfolio of more than 6,421 healthy food SKUs reviewed under the FSA (Food Standards Agency) standards. In addition, we deliver information on healthy living habits to our customers through the Consumer Goods Forum.

In 2021, around 6,736 Éxito’s employees participated in activities that contributed to the balance of their health, nutrition, emotional and psychosocial environment, and finances.

Net Value Added

In 2021, we hired EAFIT University as a consultant to measure the net value generated to the society by doing an externality analysis of our operations.

The results showed that for every Colombian peso generated to our shareholders, four Colombian pesos were generated to society.

C. Organizational Structure

See “—A. History and Development of the Company—The Spin-Off” for our simplified corporate structure charts as of immediately prior to and following the Spin-Off. For information about our shareholders, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

D. Property, Plant and Equipment

As of December 31, 2021, in Colombia, Argentina and Uruguay we owned 192, 16 and 16 stores, respectively, and one warehouse in each country. In Colombia we also lease 395 stores and 12 distribution centers and warehouses, and we also have 26 mixed stores (stores that are partially owned and partially leased by us). In Argentina we lease nine stores, and in Uruguay we lease 76 stores and four distribution centers. The term of our lease agreements in these countries varies from three to 15 years, and payment conditions include a fixed fee and a variable fee, which is calculated according to the percentage of sales.

For further information on capital expenditures, see “—A. Capital Expenditures and Investment Plan.”

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read this discussion in conjunction with our audited consolidated financial statements prepared in accordance with IFRS and the other financial information included in this registration statement.

A. Operating Results

Overview

In Colombia we experienced some challenges at the beginning of 2021. Our operations in Colombia were affected by the closure of some stores and social protests across the country. In Uruguay, we experienced a challenging tourism season and Argentina faced macroeconomic difficulties. Nevertheless, we quickly adapted and managed to seize important opportunities that led us to obtain improvements in revenue and profitability, thanks to the strengthening of the omnichannel strategy, the consolidation of innovative formats and the recovery of businesses as important as the real estate and the financial.

In 2021, we added 57 stores from openings, renovations and conversions (51 in Colombia and 6 in Uruguay). As of December 31, 2021, we operated 620 food retail stores, geographically diversified as follows: 503 stores in Colombia, 92 in Uruguay and 25 in Argentina, and consolidated selling area reached 1.03 million square meters.

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During the fourth quarter of 2021, we closed a deal with Almacenes La 14 to operate 5 commercial establishments, four located in the Valle del Cauca region and one in Cundinamarca, which will operate under Éxito Wow hypermarkets as of the first half of 2022.

Macroeconomic Environment and Factors Affecting Our Results of Operations

Our results of operations are affected by macroeconomic conditions in Colombia, Uruguay and Argentina including inflation rates, interest rates, GDP growth, employment rates, wage levels, consumer confidence and credit availability. See “Item 3. Key Information – D. Risk Factors—Relating to the Countries Where We Operate.”

Macroeconomic Environment

Colombia

In the second quarter of 2021, as the vaccination of the Colombian population against COVID-19 advanced and the mobility restrictions in the country started loosening, the Colombian economy showed a quick and solid economic improvement despite the impact of the social unrest and protests, becoming one of the best performing economies in Latin America in 2021. Unemployment decreased to 13.7% in 2021 compared to 15.9% in 2020, GDP grew by 10.6% by year-end. Nevertheless, inflation levels remained high at 5.6% compared to 1.6% in 2020, boosted mainly by food prices that increased 17.2%. To control the inflationary trend, the Colombian Central Bank increased rates by 125 basis points to 3.0% by year-end 2021 compared to 1.75% by year-end 2020.

Inflation in Colombia can negatively impact our business as we may not be able to pass though price increases to our customers, which could negatively impact our financial results. Additionally, if the Colombian Central Bank is not able to control inflation through tight monetary measures, such as increases in interest rates, consumer spending may soar impacting our ability to increase revenues, principally in our retail business, which will in turn impact our gross margin. For additional information, see “Item 3. Key Information – D. Risk Factors—Risks Relating to the Countries Where We Operate—High rates of inflation in the countries where we operate may have an adverse impact on us.”

The following table sets forth data on real GDP growth, inflation and interest rates in Colombia, and the Colombian pesos/U.S. dollar exchange rate for the indicated periods:

	Year Ended December 31,
Colombia	2021	2020
	(%)
GDP growth (decrease)	10.6	(6.8)
Inflation.	5.6	1.6
IPP annual variation (1)	26.6	(0.9)
Unemployment	13.7	15.9
DTF end of year (2)	3.2	1.9
IBR end of year (3)	3.5	1.7

(1)	Producer Price Index (Índice de Precios del Productor, or IPP).

(2)	Annual Term Deposit Rate (Depósito a Término Fijo, or DTF).

(3)	Colombian Interbank Reference Rate (Interés Bancario de Referencia, or IBR) end of year. This reference rate was first calculated and published in 2008.

Source:	DANE for GDP Growth, inflation, IPP annual variation and unemployment; Colombian Central Bank for DTF and IBR.

Uruguay

The weak performance of the Uruguayan economy started gradually improving towards the last quarter of 2021, mainly due to the lifting of the COVID-19 related restrictions, which resulted in an increase of tourist activity in Uruguay. The Uruguayan GDP increased 4.4% in 2021 reflecting a recovery of the economy during the second half of 2021. The unemployment rate in Uruguay decreased from 10.5% in 2020 to 7.0% in 2021. The inflation rate in Uruguay decreased from 9.4% in 2020 to 8.0% in 2021. The weak macroeconomic and consumer contexts in Uruguay improved gradually towards the last quarter of 2021, benefiting by the beginning of a more dynamic summer season, given its important contribution to the country’s outcome.

	Year Ended December 31,
Uruguay	2021	2020
	(%)
GDP growth (decrease)	4.4	(5.9)
Inflation	8.0	9.4
IPP annual variation(1)	20.7	3.6
Unemployment	7.0	10.5

(1)	Producer Price Index (Índice de Precios del Productor, or IPP).

Source: INE for GDP Growth, inflation, IPP annual variation and unemployment; Uruguayan Central Bank for GDP Growth 2021

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Argentina

The Argentinian economy showed gradual signs of recovery during the third quarter of 2021, resulting in an annual GDP increase of 10.3%. However, inflation rate remained high in 2021 reaching 50.9%, with an increase of 54.1% in food prices when compared to 2020, as well as the internal wholesale price index reaching 51.4%. The lifting of the mobility restrictions in Argentina led to the increase of traffic at stores and commercial galleries, resulting in a 14.8% increase in retail sales in the country in 2021, according to the Argentinian Confederation of Medium Size Businesses (Confederación Argentina de la Mediana Empresa – CAME).

	Year Ended December 31,
Argentina	2021	2020
GDP growth (decrease)	10.3	(9.9)
Inflation	50.9	36.1
Internal Wholesale Price Index	51.3	33.4
IPP annual variation(1)	50.0	40.3
Unemployment	7.0	11.0

(1)	Producer Price Index (Índice de Precios del Productor, or IPP).

Source: INDEC.

Hyperinflation

Colombia and Uruguay are considered non-hyperinflationary economies. Argentina is considered a hyperinflationary economy and over the past three years the Argentine consumer price index has exceeded 100%. The table below sets forth the Argentine inflation rate and internal wholesale price index for the past five years:

Year Ended December 31,	Argentine inflation	Argentine internal wholesale price index
	(%)	(%)
2018	47.6	65.9
2019	53.8	57.6
2020	36.1	33.4
2021	50.9	51.3
2022	94.8	87.8

Source: Argentine Central Bank and INDEC.

In 2022, the Argentine inflation rate reached a three-decade high of 94.8%. As a result, Argentina’s economy is considered to be hyperinflationary.

Financial statements related to the subsidiary in Argentina, Libertad S.A., have been adjusted for hyperinflation pursuant to IAS 29 – Financial Reporting in Hyperinflationary Economies. As such, Libertad S.A.’s financial statements and the corresponding figures for previous periods have been restated for the changes in the general purchasing power of the functional currency and, as a result, are stated in terms of the measuring unit current at the end of the reporting period. In applying the provisions of IAS 29, the Exito Group has used the historical cost approach. For more information, see notes 4 and 32 to our audited consolidated financial statements included elsewhere in this registration statement.

Exchange Rates

The Colombian peso has historically experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. The Colombian peso depreciated against the U.S. dollar by 0.8% in 2019, 4.7% in 2020 and 16.0% in 2021. Depreciation of the Colombian peso against the U.S. dollar could create inflationary pressures in Colombia and cause increases in interest rates, which negatively affects the growth of the Colombian economy as a whole, curtails access to foreign financial markets and may prompt government intervention, including recessionary governmental policies. Depreciation of the Colombian peso against the U.S. dollar has also, including in the context of an economic slowdown, led to decreased consumer spending, deflationary pressures, and reduced growth of the economy as a whole, which may negatively impact our results of operations if similar trends arise. Depreciation would also reduce the U.S. dollar value of distributions and dividends. As a result, we may be materially and adversely affected by Colombian peso/U.S. dollar exchange rate variations. Our sales in each of our countries of operations are also priced in local currencies. To the extent that the Colombian peso depreciates against the U.S. dollar, our revenues may be adversely affected when expressed in U.S. dollars, as observed during the year ended December 31, 2021. The effect of exchange rate fluctuations is mitigated by the fact that most of our operating costs and expenses are denominated in local currency and a significant part of our indebtedness is denominated in Colombian pesos.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

The Uruguayan peso depreciated against the U.S. dollar by 15.1% in 2019, 13.7% in 2020 and 5.4% in 2021. The effectiveness of monetary policy in the country may be a concern given the heavily dollarized economy.

The Argentinian peso depreciated against the U.S. dollar by 62.1% in 2019, 42.7% in 2020 and 20.5% in 2021.

For additional information, see “Item 3. Key Information – D. Risk Factors—Risks Relating to the Countries Where We Operate—Exchange rate volatility may adversely affect the economies of countries where we operate and us” and “—The implementation of new exchange controls and restrictions on capital inflows and outflows could limit the availability of international credit and could threaten the financial system, adversely affecting the Argentine economy and, as a result, our business.”

Current Conditions and Trends in our Industry

The following discussion is based largely upon our current expectations about future events, and trends affecting our business. Actual results for our industry and performance could differ substantially. For further information related to our forward-looking statements, see “Cautionary Statement with Respect to Forward-Looking Statements” and for a description of certain factors that could affect our industry in the future and our own future performance, see “Item 3. Key Information—D. Risk Factors.”

COVID-19

In response to the COVID-19 pandemic, government authorities around the world and in the countries where we operate imposed restrictive measures in 2020 and 2021. In the countries where we operate, state and local governments followed the guidelines issued by the respective Ministry of Health to control the spread of COVID-19 and imposed restrictions related to social distancing and lockdowns requirements, resulting in the closing of restaurants, schools, daycare centers, hotels, shopping malls, and areas with intense foot traffic, including parks and other public spaces.

As new variants of the COVD-19 virus emerged, governments have continued to impose restrictive measures until recently. Most of the governments in Latin America, including Colombia, Uruguay and Argentina, have relaxed the restrictive measures previously imposed to contain the spread of the COVID-19 virus and variants.

The restrictive measures have caused significant disruptions to the global economy and normal business operations across numerous sectors and countries. The measures adopted to combat the COVID-19 outbreak have adversely affected and will continue to adversely affect business confidence and consumer sentiment, and have been, and may continue to be, accompanied by significant volatility in financial and commodity markets as well as stock exchanges worldwide, adversely affecting the trading price of our common shares.

Our Colombian operations were adversely affected by the restrictive measures imposed by regional and state governments as a result of the COVID-19 pandemic, among other things, reduced business hours at stores, establishment of purchasing limits, closure of stores, dry law enforcement during certain weekends and curfew in the main Colombian cities. Additionally, certain of our operations were not deemed essential by government authorities, which led to the closure of a significant part of our commercial galleries and centers in Colombia. Even after the re-opening of these commercial galleries and centers, we have experienced a reduced traffic of people at these venues.

Stores mainly located in Bogotá, Medellín, Santa Marta and Barranquilla were requested to shorten their opening hours and to limit their capacity during the first half of the year. The “White Telephone” service was activated to deliver exclusively to medical and nursing personnel. Éxito and Carulla stores complied with the highest standards in Biosecurity Operations endorsed by ICONTEC, for guaranteeing the reduction of risks for the safety of clients, suppliers and employees. During the second semester, mobility restrictions in Colombia and lockdowns were reduced strongly, and full commercial activation was authorized as the vaccination process advanced, favoring traffic to stores and shopping centers, and a recovery trend in tourism. The vaccination process began in Colombia on February 17 and close to 75% of citizens were registered in the process of which 55% were fully vaccinated and 20% were partially vaccinated at the end of 2021.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

In Uruguay, the government established the closure of international borders of the country for foreigners during most of the year in 2021 to control the spread of the COVID-19 pandemic, in addition to imposing restrictions such as the closure of many commercial establishments. In Uruguay, the pandemic led to the closure of international borders during most of the year to control infections. The government also appealed to the preventive and voluntary care of its inhabitants accompanied by restrictions, closure of public offices and lockdowns of commerce including shops of all types, stores, bars and restaurants. Since August 24, 2021, private and social events were allowed following health protocols and with reduced capacity. From September 1, 2021, a gradual reopening of the country’s borders to foreigners was allowed, following health protocols. From November, 2021, total opening of borders was authorized to boost economic activity during the summer season. The National Vaccination Plan started on March 1, 2021 and close to 80% of citizens were registered in the process of which 77% were fully vaccinated and 3% were partially vaccinated at the end of 2021.

During the first semester of 2021, the Argentinian government implemented severe restrictions such as capacity reduction at stores, closure of stores, the prohibition to sell non-essential items, and restrictions on foot and car traffic at night. Argentina suffered from the increase in contagion during the first semester 2021 and consequently, the government sectorized restrictions to limit mobility by affecting public transportation and setting restrictions on traffic at night. In line with the region, the government loosened restrictions during the second semester, which allowed the recovery in traffic at stores and commercial galleries. The vaccination plan started by the end of December, 2020 and close to 84% of citizens were registered in the process of which 72% were fully vaccinated and 12% were partially vaccinated at the end of 2021.

As a result of the COVID-19 pandemic, we experienced a temporary increase in sales in our stores in Colombia since people were initially stocking food, in addition to the change in consumption pattern of individuals, from restaurants to home meal preparations. The COVID-19 pandemic also resulted in greater adherence to online sales channels as an option of convenience to the consumer in all countries where we operate.

The extent to which the coronavirus and/or other diseases affect us will depend on future developments, which are highly uncertain and cannot be predicted. No recent comparable events exist that provide us with guidance regarding the effects of a severe global pandemic. As a result, the final impact of the COVID-19 outbreak is uncertain and subject to changes that we cannot predict.

For more information on the risks relating to the COVID-19 pandemic on our business, see “Item 3. Key Information—D. Risk Factors—Risks Relating to our Industry and Us.”

Operating Segments

We disclose information by segment pursuant to IFRS 8 – Operating segments, which are defined as a component of an entity for which discrete financial information is available and whose operating results are regularly reviewed by its senior management to make decisions about resources to be allocated to the segment and assess its performance. Our three operating segments are the same as our reportable segments.

Total assets and liabilities and cash flows by operating segment are not specifically reported internally for management purposes and consequently they are not disclosed in the framework of IFRS 8 – Operating segments.

Reportable segments include:

Colombia

Our Colombia segment comprise three banners: Éxito, Carulla and Low cost and others:

●	Éxito: revenues from retailing activities, with stores under the banner Éxito.

●	Carulla: revenues from retailing activities, with stores under the banner Carulla.

●	Low cost and others: revenues from retailing and other activities from stores under the banners Surtimax, Súper Inter, Surti Mayorista and B2B format.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Argentina

●	Revenues and services from retailing activities in Argentina, with stores under the banners Libertad and Mini Libertad.

Uruguay

●	Revenues and services from retailing activities in Uruguay from stores under the banners Disco, Devoto and Géant.

Internal Controls over Financial Reporting

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company’s financial reporting. A material weakness is a deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim condensed consolidated financial statements will not be prevented or detected on a timely basis.

In conjunction with the audit of CBD’s consolidated financial statements in 2021, we reported to CBD material weaknesses in our internal control over financial reporting as of December 31, 2021, which CBD reported in their annual report on Form 20-F for the year ended December 31, 2021.

Inadequate entity level controls over reviewing and monitoring effectiveness of IT general controls and business processes controls

Management monitoring controls were insufficient in relation to Éxito and our Colombian subsidiaries to (i) timely detect and remediate deficiencies on the operation of IT general controls and (ii) timely and effectively execute the plan for testing operating effectiveness of internal controls related to certain business processes, especially in regard to the sufficiency and appropriateness of evidences and review of information produced by entity used in the controls. None of these deficiencies resulted in an error in our financial statements but could have had pervasive impacts.

Ineffective general information technology controls to support the information technology operating systems, database, and IT applications

Management failed to maintain effective internal controls on the review of users access on IT applications and segregation of duties of Éxito and our Colombian subsidiaries, to support the information technology operating systems, database, and IT applications. These deficiencies also affected the effectiveness of business process automated controls, manual controls with an automated component, and the database and logic of the reports that were used to execute certain automated and manual controls. None of these deficiencies resulted in an error in our financial statements but could have had pervasive impacts.

Remediation

Management substantially addressed the deficiencies during 2021 related to design and implementation; however, the deficiencies related to operation of controls still remained. These remedial actions started with a strengthening of our monitoring of planning and execution of controls in earlier stages in the process, especially within IT general controls. Our mitigation plan is currently ongoing. If we are unable to successfully remediate these deficiencies, they may result in one or more material weaknesses at the time we are required, on a standalone basis, to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of Sarbanes-Oxley. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the Spin-Off—We will be required by comply with various rules and regulations as a public company listed on the Colombian Stock Exchange, the NYSE and the B3.”

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Principal Components of Our Results of Operations

The following is a brief description of the revenues and expenses that are included in the line items of our consolidated financial statements.

Revenues from contracts with customers

Our revenues from contracts with customers include: (1) retail sales, including property development projects and services by our retail operations; (2) rental income from our shopping center tenants; (3) revenues from our credit card operations, which consists of income from interest and other items charged to cardholders; and (4) revenues from complementary businesses such as insurance, travel, telephone, and transportation, among others. Our revenues are net of trade rebates, cash discounts and volume discounts; value added tax is excluded.

Cost of sales

Our cost of sales includes: (1) the cost of goods sold net of trade discounts and purchase rebates, (2) logistics costs and (3) allowances for inventory losses.

Distribution, administrative, selling and other operating expenses

Distribution, administrative, selling and other operating expenses include all expenses necessary to complete the sales as well as the expenses required to provide the services, such as depreciation and amortization of property, plant and equipment (including right of use assets), utilities, operating taxes, advertising, personnel expenses, payments under service agreements, repairs and maintenance, insurance, fees and lease expenses, among others.

Net financial income (cost)

Our financial income includes, mainly, gains from derivative financial instruments, gains from exchange rate differences and interest income on cash and cash equivalents.

Our financial cost includes, mainly, interest expense on lease liabilities and other loans and borrowings, losses from exchange rate differences, losses resulting from the hyperinflation adjustments of our Argentinian subsidiary and losses from derivative financial instruments, among others.

Income tax expense

Our income tax expense includes current income tax and deferred income tax. We recognize deferred tax assets and liabilities arising from temporary differences between the tax bases of assets and liabilities and their carrying amounts, measured at the tax rates that are expected to apply when the asset is realized or the liability is settled, based on the tax rates (and tax laws) that have been enacted or substantively enacted at the end of the reporting period.

Results of Operations for the Years Ended December 31, 2021 and 2020

	For the year ended December 31,
	2021	2020	Change
	(in millions of COP)		(%)
Continuing operations
Revenue from contracts with customers	16,922,385	15,735,839	7.5%
Cost of sales	(12,488,856)	(11,778,910)	6.0%
Gross profit	4,433,529	3,956,929	12.0%
Distribution, administrative and selling expenses	(3,489,920)	(3,240,216)	7.7%
Other operating expenses, net	(24,201)	(105,468)	(77.1)%
Operating profit	919,408	611,245	50.4%
Financial income	173,819	200,195	(13.2%)
Financial cost	(369,574)	(445,826)	(17.1%)
Share of profits in associates and joint ventures	7,234	19,668	(63.2%)
Profit before income tax from continuing operations	730,887	385,282	89.7%
Income tax expense	(137,670)	(54,179)	154.1%
Profit for the year from continuing operations	593,217	331,103	79.2%
Net loss from discontinued operations	(280)	(1,201)	(76.7%)
Profit for the year	592,937	329,902	79.7%

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Revenue from contracts with customers

Revenue from contracts with customers increased by 7.5%, or COP 1,186,546 million, in the year ended December 31, 2021 compared to the year ended December 31, 2020 and reached COP 16,922,385 million. This increase was mainly due to innovation in our omni-channel and the recovery of complementary businesses.

Our consolidated total revenues from retail sales increased 6.4%, or COP 964,512 million, to COP 16,105,756 million in the year ended December 31, 2021 compared to COP 15,141,244 million in the year ended December 31, 2020. Service revenue increased 18.9%, to COP 609,303 million in the year ended December 31, 2021 from COP 512,280 million in the year ended December 31, 2020 mainly as a result of an increase in leases and real estate related income of COP 83,734 million. Other revenue increased 151.9% or COP 125,011 million, mainly as a result of an increase in revenue from fees from the development and construction of real estate projects in an amount of COP 74,938 million and revenues from the collaboration agreement with Tuya totalling COP 59,050 million.

Retail sales

		For the year ended December 31,
Operating segment	Banner	2021	2020	Change
		(in millions of COP)		(%)
Colombia	Éxito	8,581,274	8,049,347	6.6%
	Carulla	1,782,355	1,769,277	0.7%
	Low cost and other	1,920,768	1,824,061	5.3%
		12,284,397	11,642,685	5.5%
Argentina		1,178,166	847,060	39.1%
Uruguay		2,643,858	2,654,336	(0.4%)
Total sales		16,106,421	15,144,081	6.4%
Eliminations		(665)	(2,837)
Total consolidated		16,105,756	15,141,244	6.4%

Colombia

Retail sales increased by 5.5% to COP 12,284,397 million in the year ended December 31, 2021 compared to the year ended December 31, 2020, with a recovery during the second half that compensated the sluggish trend seen during the first half of the year. Annual sales reflected: (1) economic recovery and increased consumption levels; (2) the contribution from a consistent customer-centered strategy focused on innovative formats Wow, Fresh Market, Vecino and Surtimayorista (share of sales reached 33.3%); (3) an increase on sales from omni-channel (11.9% of total retail sales); and (4) the contribution from the 51 stores opened, converted and remodeled during the year ended December 31, 2021.

Éxito banner

In the year ended December 31, 2021, Éxito banner retail sales increased 6.6%, primarily driven by the growth of the non-food category and the higher contribution from stores under the innovative format Éxito Wow. In 2021, six Éxito Wow stores, representing 29.6% of the total sales of Éxito banner, were remodeled, one store converted and two new stores opened, reaching 19 stores as of December 31, 2021. Stores opened, remodeled and converted during 2021 accounted for COP 588,655 million in retail sales, which represents 130 basis points, or COP 104,849 million of the total growth between periods. In the year ended December 31, 2021, Éxito banner same store sales increased 7.2% compared to the year ended December 31, 2020. The increase in same store sales exceeded the increase in retail sales due to store closures, primarily in the form of conversions to the Carulla Express format.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Carulla banner

In the year ended December 31, 2021, Carulla banner retail sales increased 0.7% compared to the year ended December 31, 2020. Carulla banner continued with a high share on sales from omni-channel increasing almost one percentage point reaching 15.8%. During the year ended December 31, 2021, one Fresh Market store was opened, reaching a total of 22 stores as of December 31, 2021. In addition, two additional Carulla stores opened and five conversions were added. Stores opened, remodeled and converted during 2021 accounted for COP 234,276 million in retail sales, which represents 20 basis points, or COP 3,108 million of the total growth between periods. During the year ended December 31, 2021, Carulla banner launched the “Turbo-Fresh” service with Rappi for deliveries under 10 minutes and its Fresh Market model was recognized as the first carbon neutral certified food retailer in Latin America by ICONTEC.

Low-cost & other

Retail sales in our low-cost and other banners increased 5.3% to COP 1,920,768 million in the year ended December 31, 2021. This increase was mainly due to: (1) the strong growth of the cash and carry banner Surtimayorista, as a result of less mobility restrictions and the reopening of the hospitality businesses; (2) sales from 18 new Super Inter Vecino stores reaching 25 stores, which represented 47.7% of the banner’s sales; (3) sales from omni-channel mainly from “Mi surtii” app that represented 15.8% of allies’ total sales; and (4) sales of property development projects totalling COP 56,761 million.

Argentina

In the year ended December 31, 2021, retail sales increased by 39.1%, mainly as a result of high inflation (50.9%, with an increase of 50.3% in food prices and non-alcoholic drinks and a variation of 51.3% in the internal wholesale price index when compared to the year ended December 31, 2020). During the first semester of 2021, regular growth was mainly due to COVID-19 related restrictions still in place in the country with a sales increase in local currency of 35.1% compared to the first semester of 2020. Nonetheless, during the second semester restrictions were lifted and sales increased by 54.8% compared to the second semester of 2020.

Uruguay

In the year ended December 31, 2021, retail sales decreased 0.4% or COP 10,478 million, Sales were negatively impacted as a result of COVID-19 related restrictions including the closure of international borders for foreigners during most of the year in 2021. From September 1, 2021, a gradual reopening of the country’s borders to foreigners was allowed and consumption started to increase.

Service and other revenue

	For the year ended December 31,
	2021	2020	Change
	(in millions of COP)		(%)
Leases and real estate related income	302,262	218,528	38.3%
Distributors	94,988	91,354	4.0%
Advertising	80,300	83,917	(4.3%)
Transport	31,449	18,223	72.6%
Telephone services	30,517	30,617	(0.3%)
Commissions	25,931	22,807	13.7%
Banking services	16,392	15,143	8.2%
Other	27,464	31,691	(13.3)%
Total service revenue	609,303	512,280	18.9%
Real estate projects	87,174	14,920	484.3%
Collaboration agreements	63,742	-	n.a. (1)
Marketing events	18,305	21,809	(16.1%)
Royalty revenue	14,682	9,514	54.3%
Other	23,423	36,072	(35.1%)
Total other revenue	207,326	82,315	151.9%
Total service and other revenue	816,629	594,595	37.3%

(1)	Not applicable.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Service revenue increased by 18.9%, to COP 609,303 million in the year ended December 31, 2021 from COP 512,280 million in the year ended December 31, 2020, mainly as a result of an increase of COP 83,734 million due to higher leases and real estate related income.

Other revenue increased 151.9% or COP 125,011 million, mainly as a result of revenue from fees from the development and construction of real estate projects, VIVA Envigado and VIVA Tunja, in an amount of COP 74,938 million and revenues from financial services with Tuya totalling COP 59,050 million.

Gross profit

	Colombia			Uruguay			Argentina
	For the year ended December 31,
	2021	2020	Change	2021	2020	Change	2021	2020	Change
	(in millions of COP, except percentages)
Retail sales	12,284,397	11,642,685	5.5%	2,643,858	2,654,336	(0.4)%	1,178,166	847,060	39.1%
Service revenue	550,284	464,531	18.5%	19,542	21,110	(7.4)%	39,477	26,639	48.2%
Other revenue	198,142	75,056	164.0	8,993	7,215	24.6%	826	514	60.7%
Gross profit	3,099,453	2,758,438	12.4%	921,140	913,563	0.8%	412,465	282,994	45.8%
Gross margin	23.8%	22.6%		34.5%	34.1%		33.9%	32.4%

Consolidated gross profit increased 12.0% to COP 4,433,529 million in the year ended December 31, 2021. While our revenues increased 7.5%, our cost of sales increased 6.0% as a result of the costs efficiencies of the retail business across countries and the higher contribution of complementary businesses, which increased by COP 222,034 million, totaling COP 816,629 million, corresponding mainly to a better performance of real estate business and higher revenues from our financial business.

Our consolidated gross margin improved 105 basis points to 26.2% in the year ended December 31, 2021 from 25.1% in the year ended December 31, 2020. Despite inflationary pressures in our countries of operation, we were able to transfer a portion of the price increases to our customers. Complementary businesses (service revenue and other revenue) contributed to 100 basis points of the increase in gross margin. We also implemented cost efficiency programs in our retail segment, which can be observed by a lower increase than our net revenue, including: (1) damage and loss costs which increased by 2.3%; and (2) logistics costs which increased by 2.0%.

Colombia

Gross profit increased 12.4% in the year ended December 31, 2021 and gross margin increased to 23.8% in the year ended December 31, 2021. Solid margin gains originated from cost efficiencies mainly due to a decrease in logistic costs and the increased contribution of complementary businesses.

Argentina

Gross profit increased 45.8% and gross margin reached 33.9% in the year ended December 31, 2021, as a result of higher retail margins and revenues of the real estate business and cost efficiencies as cost of sales grew at a lower rate than our sales, considering high inflation rates during 2021.

Uruguay

Gross profit increased 0.8% and gross margin reached 34.5% in the year ended December 31, 2021 benefited by efficiencies mainly in logistics costs.

Distribution, administrative, selling and other operating expenses

	For the year ended December 31,
	2021	2020	Change
	(in millions of COP)		(%)
Distribution expenses	(1,856,544)	(1,720,331)	7.9%
Administrative and selling expenses	(1,633,376)	(1,519,885)	7.5%
Other operating expenses, net	(24,201)	(105,468)	(77.1)%
Total distribution, administrative, selling and other operating expenses	3,514,121	3,345,684	5.0%

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Distribution expenses

Distribution expenses increased 7.9% or COP 136,213 million, and represented 52.8% of total distribution, administrative, selling and other operating expenses in the year ended December 31, 2021, from 51.4% in the year ended December 31, 2020. This increase is mainly a result of: (1) increase of retail sales of 6.4%, which results in an increase in our variable cost including operating taxes (COP 21,769 million) and packaging and marking costs (COP 4,943 million); (2) increase in repair and maintenance due to store conversions and renovations and repairs to our stores affected by social protests in Colombia (COP 33,535 million); and (3) increase in other distribution expense related to omni-channel strategy, which requires additional delivery expenses (COP 36,039 million).

Administrative and selling expenses

Administrative and selling expenses increased 7.5%, or COP 113,491 million, in the year ended December 31, 2021 and represented 46.5% of total distribution, administrative, selling and other operating expenses, net, from 45.4% in the year ended December 31, 2020. This increase is mainly a result of: (1) increase in repairs and maintenance of 35.3%, or COP 9,707 million; (2) increase of 20.2%, COP 8,984 million, in professional fees due mainly to IT licenses; (3) increase of COP 5,224 million in depreciation and amortization, as a result of the acquisition of IT equipment starting in 2021; (4) increase of 9.7%, or COP 4,989 million, in taxes, mainly property taxes; (5) a 42.7%, or COP 3,271 million, increase in insurance expense as a result of general increase in insurance premiums; and (6) a 6.0%, COP 72,640 million, increase in employee benefit expenses during 2021 mainly as a result of: (i) increased wages, salaries, contributions and benefits of 5.2%, COP 57,344 million, which was partially offset by strict head counts controls and (ii) increase of 16.7%, or COP 14,639 million, in post-employment benefit expenses.

Other operating expenses, net

Other operating expenses, net decreased 77.1%, or COP 81,267 million, in the year ended December 31, 2021 and represented 0.7% of total distribution, administrative, selling and other operating expenses, compared to 3.2% in the year ended December 31, 2020. This decrease is mainly a result of: (1) a decrease of 74.9%, or COP 37,971 million in restructuring expenses, net; and (2) COP 36,574 million of COVID-19 related expenses in 2020 which were not incurred in 2021.

Operating profit

Our operating profit increased 50.4% reaching COP 919,408 million in the year ended December 31, 2021, explained by an improvement in our gross profit of 105 basis points compared to the year ended December 31, 2020 and a 77.1% decrease of other operating expenses, net.

Our operating profit margin increased to 5.4% in the year ended December 31, 2021 from 3.9% in the year ended December 31, 2020.

Financial income

Financial income decreased 13.2%, or COP 26,376 million, in the year ended December 31, 2021, compared to the year ended December 31, 2020, explained by: (1) COP 44,656 lower gains from exchange differences and derivative financial instruments as a result of exchange rate volatility; and (2) a decrease in interest income on cash and cash equivalents of COP 4,737 million explained by lower interest rates in the year ended December 31, 2021. This was partially offset by an increase in other financial income of COP 23,017 million, which includes interest income from our subsidiary Libertad S.A., in Argentina.

Financial cost

Financial cost decreased 17.1%, or COP 76,252 million, in the year ended December 31, 2021, compared to the year ended December 31, 2020, explained by: (1) COP 38,767 million lower interest expense on lease liabilities, partly as a result of the early termination of some of our lease agreements and rent concessions on some of our rental areas; (2) COP 30,388 million lower interest expense from interest on loans and borrowings and factoring expenses resulting from renegotiation of interest rates with financial institutions; and (3) COP 59,994 million in losses and fair value decreases from derivative financial instruments due to exchange volatility. These were partially offset by an increase of COP 53,186 million in the net monetary position result effect in the statement of profit or loss of the financial statements of subsidiary Libertad S.A. as a result of hyperinflation in Argentina.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Share of profit in associates and joint ventures

Corresponds to share in profit of our joint ventures, Tuya and Puntos Colombia S.A.S. that are accounted for using the equity method. In the year ended December 31, 2021, the share of profit in associates and joint ventures decreased by 63.2%, compared to the year ended December 31, 2020, explained by: (1) a decrease of COP 7,993 million in our share of profit from Tuya; and (2) a decrease of COP 4,441 million in our share of profit from Puntos Colombia S.A.S., mainly as a result of increased advisory expenses.

Profit before income tax from continuing operations

Our profit before income tax from continuing operations increased 89.7%, or COP 345,605 million, to COP 730,887 million in the year ended December 31, 2021, compared to the year ended December 31, 2020, explained by an improvement in our operating profit and a reduction of our financial cost.

Our profit margin before income tax improved to 4.3% in the year ended December 31, 2021 from 2.4% in the year ended December 31, 2020.

Income tax expense

Income tax expense amounted to COP 137,670 million in the year ended December 31, 2021, resulting in an effective tax rate of 19%, compared to COP 54,179 million in the year ended December 31, 2020 resulting in an effective tax rate of 14%. Despite an increase of 89.7% in profit before income taxes, the current income tax expense increased 4.0% in the year ended December 31, 2021, mainly due to (1) the utilization of tax loss carryforwards of COP 190,543 million to offset some of our current income tax, and (2) the benefit from the effect of changes in tax rates on deferred taxes of COP 34,012 million in 2021 compared to an expense of COP 15,020 million in 2020.

Net (loss) profit for the period from discontinued operations

Net loss for the period from discontinued operations decreased 76.7%, to COP 280 million in the year ended December 31, 2021 from COP 1,201 million in the year ended December 31, 2020, mainly due to the winding down and cessation of the catalog sales business in 2021.

Profit for the year

Profit for the year increased 79.7%, to COP 592,937 million in the year ended December 31, 2021 from COP 329,902 million in the year ended December 31, 2020, explained by: (1) the increase in operating profit; (2) the recovery of complementary businesses; (3) lower cost of debt; and (4) lower other operating expenses. This resulted in an increase in our net margin from 2.1% in 2020 to 3.5% in 2021.

B.	Liquidity and Capital Resources

Overview

As of December 31, 2021, we had cash and cash equivalents of COP 2,541,579 million. Our cash and cash equivalents comprise cash in hand, and highly liquid investments. To be classified as cash equivalents, investments should meet the following criteria: (1) short-term investments, in other words, with terms less than or equal to three months as of acquisition date; (2) high-liquidity investments; (3) readily convertible into known amounts of cash; and (4) subject to insignificant risks of changes in value.

We need cash primarily to fund our operations and our expansion plans in accordance with our strategy, as discussed in more detail under “Item 4. Information on the Company—A. History and Development of the Company—Capital Expenditures and Investment Plan.”

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Our principal source of liquidity is the cash generated from our operating activities. Our sources of funding, and our ability to fund our operations and capital expenditure requirements, are affected by many factors, some of which are beyond our control, including economic conditions, regulatory developments, and demand for our services and products. Therefore, our funding requirements may extend beyond our expectations. In the event that we require additional funds, we may seek to raise it through private or public financing or other institutions. See “Item 3.—Key Information – B. Capitalization and Indebtedness” and “—Indebtedness.”

As of December 31, 2021, we believe that we had liquidity necessary to meet our commitments for the next 12-month period, given a revolving credit facility of COP 700,000 million with Banco Davivienda S.A., Banco de Bogotá S.A., Banco de Occidente S.A, and Itaú CorpBanca Colombia S.A. not disbursed, plus the availability of cash and cash equivalents of COP 2,541,579 million.

Cash Flows

The following table summarizes our generation and use of cash for the periods presented.

	For the Year Ended December 31,
	2021	2020
	(in millions of COP)
Cash and cash equivalents at the beginning of the year	2,409,391	2,562,674
Net cash flows provided by operating activities	1,343,626	977,601
Net cash flows used in investing activities	(480,185)	(285,016)
Net cash flows used in financing activities	(753,074)	(805,680)
Net increase (decrease) in cash and cash equivalents	110,367	(113,095)
Effects on the variation in exchange rates	21,821	(40,188)
Cash and cash equivalents at the end of the year	2,541,579	2,409,391

Cash flows for the year ended December 31, 2021, compared to the year ended December 31, 2020

Operating activities. Our net cash flows provided by operating activities increased 37.4% to COP 1,343,626 million for the year ended December 31, 2021 from COP 977,601 million for the year ended December 31, 2020. This change was primarily due to an increase in profit for the year of COP 263,035 million, and an increase in trade and other accounts payable of COP 375,684 million in 2021 compared to an increase of COP 87,071 million in 2020, partially offset by an increase in inventories of COP 150,859 million in 2021 compared to an increase of COP 65,222 million in 2020.

Investing activities. Our net cash flows used in investing activities increased 68.5% to COP 480,185 million for the year ended December 31, 2021 from COP 285,016 million for the year ended December 31, 2020. This change was primarily due to: (1) an increase in acquisitions of property, plant and equipment, of COP 126,033 million; and (2) an increase in acquisitions of investment property, of COP 75,553 million.

Financing activities. Our net cash flows used in financing activities decreased 6.5% to COP 753,074 million for the year ended December 31, 2021 from COP 805,680 million for the year ended December 31, 2020. This change was primarily due to a decrease of COP 1,251,476 million in proceeds from loans and borrowings, partially offset by: (1) a decrease in dividends paid of COP 878,748 million; and (2) a decrease of COP 366,032 million in the repayment of loans and borrowings.

Indebtedness

At December 31, 2021, our total consolidated loans and borrowings were COP 674,927 million, and our total consolidated non-current loans and borrowings were COP 742,084 million, totaling COP 1,417,011 million. Our total bank loans and borrowings liabilities includes only variable-rate debt. As part of our financial management policies, from time to time we enter into swaps and other derivative transactions to hedge our interest rate and exchange rate risk. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” Our strategy is to hold the total of our debt in local currencies.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

The following table summarizes our loans and borrowings:

	For the Year Ended December 31,
	2021	2020
	(in millions of COP)
Bank loans	898,267	1,023,670
Put option	509,870	417,386
Letters of credit	8,874	7,757
Other	-	6,849
Total loans and borrowings	1,417,011	1,455,662

Current	674,927	1,110,883
Non-Current	742,084	344,779

As of the date of this registration statement, we are in compliance with all of our loan and debt instruments.

Bank Loans

As of December 31, 2021, our bank loans decreased COP 125,403 million to COP 898,267 million in 2021, compared to COP 1,023,670 million in 2020. This change is principally explained by repayment of loans and borrowings of COP 500,834 million, partially offset by proceeds from loans and borrowings of COP 370,620 million mainly due to increases in revolving credit lines and reappraisal of interest.

Obligations acquired under credit agreements during the first half of 2021 and under the contracts executed on March 27, 2020, includes the commitment to maintain a leverage financial ratio of less than 2.8x, to be measured annually on April 30, based on the audited separate financial statements for each year closing.

Obligations acquired under credit agreements obtained during the year ended December 31, 2019, include: (1) a financial covenant to maintain a financial leverage ratio of maximum 3.5x to be measured annually on April 30, based on the audited separate financial statements for each year closing, and (2) a negative covenant to refrain from (i) incurring new debt in the event of being in default of the financial liability and/or in the event that incurring a new debt would result in failure to comply with an existing financial liability, and (ii) incurring additional debt without the authorization of creditors.

In the event that we were to incur additional debt, it would require the prior authorization of creditors, which would deemed automatically granted if we were to comply with the net financial debt to adjusted EBITDA ratio of less than 3.5x.

Put Option

Spice Investments Mercosur S.A. put option is a contract entered by us with the owners of non-controlling interests in subsidiary Grupo Disco Uruguay S.A. The exercise price of this option is based on a previously determined formula and the option may be exercised at any time. This option is measured at fair value and had an increase of COP 92,485 million and COP 73,159 million during 2021 and 2020, respectively.

Letters of Credit

As of December 31, 2021, our letters of credit liability increased by COP 1,117 million to COP 8,874 million in 2021, compared to COP 7,757 in 2020.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Other

As of December 31, 2021, the balance of other loans and borrowings was zero, compared to COP 6,849 million in 2020 mainly due to repayments.

Available Short-Term Financing

As of December 31, 2021, we had unused revolving credit facilities available for short term financing with Banco Davivienda S.A., Banco de Bogotá S.A., Banco de Occidente S.A, and Itaú CorpBanca Colombia S.A. in the aggregate amount of COP 700,000 million. The use of these lines of credit is conditioned to compliance with certain contractual conditions. As of the date of this registration statement, we comply with all contractual conditions, including financial covenants.

Contractual Obligations

The following table summarizes our significant contractual obligations and commitments as of December 31, 2021:

	Less than a year	One to three years	Three to five years	Thereafter	Total
	(in millions of COP)
Long-term debt obligations (1)	—	702,161	69,891	83,445	855,497
Short-term debt obligations (1)	160,436	—	—	—	160,436
Time deposits and other bank balances (2)	69,428	—	—	—	69,428
Lease obligations and other financial liabilities	284,621	511,575	394,905	681,837	1,872,938
Tax liabilities	81,519	3,924	—	—	85,443
Derivative instruments and collections on behalf of third parties	81,544	—	—	—	81,544
Total	677,548	1,217,660	464,796	765,282	3,125,286

(1)	Maturities of financial liabilities based on non-discounted contractual payments arising from agreements.
(2)	Includes fiduciary rights, term deposit certificates and other cash and equivalents agreements.

C. Research and Development, Patents and Licenses, Etc.

We do not have any significant research and development activities.

D. Trend Information

Please see “—A. Operating Results—Current Conditions and Trends in our Industry” and “Item 4. Information on the Company—B. Business Overview” for trend information.

E. Critical Accounting Estimates

The preparation of our consolidated financial statements, in accordance with IFRS as issued by the IASB, requires management to make judgments, estimates and assumptions to quantify some of the revenues, expenses, assets and liabilities, and the accompanying disclosures, as well as the disclosure of contingent liabilities, at the end of the reporting period. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods. Such estimations refer to:

●	the assumptions used to estimate the fair value of financial instruments;

●	the estimation of expected credit losses on trade receivables;

●	the estimation of useful lives of property, plant and equipment and the amortization period of intangible assets;

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

●	assumptions used to assess the recoverable amount of non-financial assets and to define the indicators of impairment of non-financial assets;

●	assumptions used to assess and determine inventory losses and obsolescence;

●	the estimation of the discount rate used to measure lease liabilities;

●	the estimation of the probability and amount of loss to recognize provisions related to lawsuits; and

●	the estimation of future taxable profits to recognize deferred tax assets;

Such estimations are based on the best information available regarding the facts analyzed at the date of preparation of the consolidated financial statements, which may give rise to future changes by virtue of potential situations that may occur and would result in prospective recognition thereof; this situation would be treated as a change in accounting estimations in future financial statements.

For further details on critical accounting policies and estimates, as well as our adoption of new accounting standards, see notes 4 and 5 to our consolidated financial statements, included elsewhere in this registration statement.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Pursuant to our bylaws and Colombian corporate law, we are managed by a board of directors and our executive officers. Our bylaws also provide for the establishment of an audit committee to advise our board of directors. Our board of directors may at any time create additional advisory committees to assist in the performance of its duties. As of the date of this registration statement, our board of directors has approved the creation the following additional committees: (1) audit and risk committee; (2) appointments, remuneration and corporate governance committee; (3) business and investment committee; (4) financial committee; and (5) sustainability committee. The responsibilities of our committees are set by their respective internal regulations.

Board of Directors

Our board of directors is the decision-making body responsible for determining the guidelines and general policies of our business, including our overall long-term strategy as well as controlling and overseeing our performance. Our board of directors is also responsible for, among other matters, supervising the activities of our executive officers.

Pursuant to our bylaws, our board of directors shall consist of nine members, three which must be independent, elected and removable by the annual shareholders’ meeting. The term of office of the members of the board of directors shall be up to two years, with re-election permitted. The board of directors shall ordinarily meet at least eight times a year, to review the financial and other results of the Company and to review and follow-up of the annual operating plan and strategic plan and shall extraordinarily meet whenever necessary.

For more information about our board of directors, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Board of Directors.”

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

The following table presents the names, ages and positions of the members of our board of directors.

Name	Age(1)	Position
Luis Fernando Alarcón	71	Independent Member
Felipe Ayerbe	71	Independent Member
Ana María Ibáñez	53	Independent Member
Ana Fernanda Maiguashca	48	Independent Member
Christophe Hidalgo	55	Member
Guillaume Michaloux	38	Member
Rafael Russowsky	45	Member
Philippe Alarcon	64	Member
Bernard Petit	62	Member

(1)	As of January 31, 2023.

The business address of our board of directors is Carrera 48 No. 32B Sur – 139, Avenida Las Vegas, Envigado, Colombia.

The following is a brief summary of the business experience of our directors.

Luis Fernando Alarcón: Luis Fernando Alarcón has served as a member of our board since June 2015. He is a member to the board of director’s appointments, remuneration and corporate governance committee, audit and risks committee, financial committee and business and investment committee. Mr. Alarcón has a degree in Civil Engineering from the Andes University and a Master of Science in Civil Engineering from MIT. He has served in major companies in Colombia such as: General Manager of Interconexión Eléctrica S.A.-ISA-, CEO of Asofondos and CEO of Flota Mercante Grancolombiana. He was also the Minister of Finance and Executive Director of the Inter-American Development Bank. Mr. Alarcón has been a member of the boards of directors of renowned companies such as Avianca, Banco de Bogotá, Bolsa de Valores de Colombia, ISA, Bavaria, Caracol S.A., Cafesalud, Valores Bavaria, Caracol Televisión and Grupo de Inversiones Suramericana S.A. He is currently the president of the board of directors of Almacenes Éxito S.A. and member of the board of directors of Eléctricas de Medellín Comercial (Edemco), Frontera Energy Corp., Transportes y Servicios (Transer) S.A., Fundación Plan and member of the Board of Trustees of Universidad de los Andes.

Felipe Ayerbe: Felipe Ayerbe has served as a member of our board since October 2010. He is a member to the board of director’s appointments, remuneration and corporate governance committee, audit and risks committee, financial committee and sustainability committee. Mr. Ayerbe is a lawyer and holds a Doctor degree in Law from the Andes University. He also has studies in Arbitrage and International Law and in Common Law from the University of New York. Mr. Ayerbe has participated as major advisor in different M&A processes of large corporations such as: Carulla Vivero and Almacenes Vivero S.A.; Carulla Vivero S.A. and Surtimax; Productos Yupi S.A. – McKain and Yupi Ecuador, among others. Mr. Ayerbe has been legal advisor for various companies in issues related to acquisitions, stockholder contracts and stockholder representation. He has been chairman of the Boards of Carulla Vivero S.A. and Banco Andino S.A.; and member of the Boards of Aseguradora del Valle S.A. and Compañía de Financiamiento Comercial Internacional S.A. He is currently a member of the board of directors of Banco de Occidente and Almacenes Éxito S.A.

Ana María Ibáñez: Ana María Ibáñez has served as a member of our board since March 2014. She is a member to the board of director’s appointments, remuneration and corporate governance committee, audit and risks committee and sustainability committee. Mrs. Ibáñez holds a degree in Economy from the Andes University and a Master’s and Doctorate degree in Agricultural and Resource Economics from the University of Maryland at College Park. From 2012 to 2016, Mrs. Ibáñez was dean of the School of Economics at the Andes University, where is currently working as a professor. She has been invited as a professor by the Yale University, Princeton University and the Institute of Development Studies from the University of Sussex. She has worked as a researcher and consultant for: Fedesarrollo, World Bank, Andes University, University of Maryland at College Park, Inter-American Development Bank, Colombian Ministry of Environment, Colombian Central Bank, National Association of Coffee Producers and the magazine “Revista Estratégica, Económica y Financiera”. Mrs. Ibáñez has been director of 22 investigation projects, 11 of which have been financed by scholarships of international organizations, such as ESRC/DFID, BID, IDRC, Brookings Institution, the Ford Global Development Network, the European Union, USAID, and the World Bank. She has published 28 documents on international specialized magazines also included in national and international books. She has been an active member of the UN peacebuilding fund, the Academic Council of the Andes University, the advisory group for the World Bank’s Global Commission on Poverty and was part of the Advisory Group for the Fiscal Rule at the Colombian Ministry of Finance. Since April 2022, she is part of the Inter-American Development Bank, as principal economic advisor of the Vice-presidency of Sectors and Knowledge.

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PURSUANT TO 17 C.F.R. Section 200.83

Ana Fernanda Maiguashca: Ana Fernanda Maiguashca has served as a member of our board since March 2023. She is a member of our audit and risk committee and financial committee. Mrs. Maiguashca holds a degree in economics from Andes University and an MBA from Columbia University. She currently serves as president of the Private Competitiveness Council and was co-director and board member of the Colombian Central Bank between 2013 and 2021. She has more than 20 years of experience in leading highly complex projects and strategic transformations, public policy, and boards of directors. She has served as Technical Vice-Minister in the Ministry of Finance and Public Credit, and Deputy Superintendent for Risk Supervision and Market Conduct in the Financial Superintendence of Colombia of the Inter-American Development Bank, as principal economic advisor of the Vice-presidency of Sectors and Knowledge.

Christophe Hidalgo: Christophe Hidalgo has served as a member of our board since January 2020. He is a member to the board of director’s business and investment committee and financial committee. He worked as CFO of Éxito Group (Colombia), subsidiary of Casino Group, from 2010 to 2012 and was CFO of CBD from 2012 to 2021. After joining Casino, in 2000, he took several posts in finance and controllership in the Group. As previous experience in Brazil, he worked as CFO of the retailer Castorama, between 1996 and 2000. Christophe has a bachelor’s degree in private law and degree in finance and accounting, both from the University of Bordeaux (France).

Guillaume Michaloux: Guillaume Michaloux has served as a member of our board since October 2022. He is a member to the board of director’s business and investment committee and financial committee. Mr. Michaloux holds a master in public affairs from Sciences Po Paris and a master in management from ESCP Europe business school (Paris). He has been Director of Strategy and M&A LatAm at Casino Group since 2019, based in São Paulo, Brazil. Previously, he was in charge, from 2016 to 2019, of the strategic planning process of Casino Group. Prior to joining Casino, he worked for six years for the French Finance Ministry, where he held various positions in the Budget Department.

Rafael Russowsky: Rafael Russowsky has served as a member of our board since January 2020. He is a member to our board of director’s financial committee and sustainability committee. Mr. Russowsky holds a bachelor’s degree in business administration from Pontifícia Universidade Católica do Rio Grande do Sul (Brazil) and an MBA from Columbia Business School in New York. He is Director of Corporate Development and Holdings at Casino Group since 2012. Previously, he was an investment banker specialized in M&A and capital markets transactions at Credit Suisse, Morgan Stanley, and Oppenheimer & Co. Prior to that, he worked at HSBC and Safra Bank, focused on credit transactions.

Philippe Alarcon: Philippe Alarcon has served as a member of our board since March 2012. He is a member to the board of director’s sustainability committee, appointments, remuneration and corporate committee and governance committee. He has been Casino Group’s International Coordinating Director since 2011 and has held various positions in Casino Group since joining the Group in 1983. After having held a management controller position in Casino Group’s Finance Department, he held various positions as Chief Financial Officer in various subsidiaries of the Group, including industrial subsidiaries, supermarkets and restaurants. He began his international career in Poland, where he held the position of Chief Financial Officer of Casino Poland for 8 years, and then held the position of CEO of Real Estate activities. In 2005, he returned to France to hold the position of General Manager of the Casino Group real estate business until 2011, when he became the Group’s International Director. He has been a member of the board of directors of Éxito Group since 2012, and of CBD since November 2019, member of the Green Yellow Supervisory Committee and CEO of Mayland Real State in Poland.

Bernard Petit: Bernard Petit has served as a member of our board since March 2014. He is a member to the board of director’s business and investment committee. He was Deputy CFO of the Casino Group for Latin America and General Director of Casino Services, France. Mr. Petit, has a degree in Accounting and Finance (DECF) and a Diploma of Higher Studies in Accounting and Finance (DESCF). Mr. Petit has developed his entire professional career in the Casino Group since 1983, where he has also served as Accounting Director and Management Control of the Group and as Deputy Financial Director, Accounting and Taxation of the Group. Mr. Petit has been a member to the boards of Cdiscount, Green Yellow and Banque Casino in France. He is currently a member to the board of directors of Almacenes Éxito since March 2014 and is a member to the boards of Grupo Disco in Uruguay, Libertad in Argentina, Codim and Casino Finance in France.

Executive Officers

Our executive officers are our legal representatives, and are mainly responsible for our day-to-day management and for implementing the policies and general guidelines established by our board of directors.

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PURSUANT TO 17 C.F.R. Section 200.83

According to our bylaws, our executive officers shall include one Chief Executive Officer, one Chief Operating Officer and other officers appointed and removed by the board of directors. The responsibilities of our executive officers include adopting plans related to our management and operations, reporting to shareholders each fiscal year on the status of our business activities, presenting the year-end balance sheets and other legally required financial statements and submitting investment programs and budgets to our board of directors.

For more information about our executive officers, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Executive Officers.”

The table below presents the names, age and position of our executive officers.

Name	Age(1)	Election Date	Effective Date	Position
Carlos Mario Giraldo Moreno	62	February 19, 2013	April 1, 2013	Chief Executive Officer
Jacky Yanovich Mizrachi	49	July 17, 2019	October 1, 2019	Chief Operating Officer
Ivonne Windmueller Palacio	41	October 26, 2022	December 5, 2022	Chief Financial Officer
José Gabriel Loaiza Herrera	47	January 26, 2022	February 1, 2022	Vice-President of Omnichannel and Innovation
Carlos Ariel Gómez Gutiérrez	53	June 19, 2020	July 1, 2020	Vice-President of Business and Supply
Camilo Alberto Gallego Ferrer	48	January 19, 2016	January 19, 2016	Vice-President of Éxito Services
Juan Lucas Vega Palacio	44	July 4, 2013	June 24, 2013	Vice-President of Real Estate and Development
Juan Felipe Montoya Calle	48	October 26, 2010	November 16, 2010	Vice-President of Human Resources
Claudia Campillo Velásquez	43	November 29, 2019	December, 15, 2019	Vice-President of Corporate Affairs and General Counsel
Lucas Lopez Lince	41	May 6, 2022	May 16, 2022	Vice-President of Marketing
Jorge Jaller Jaramillo	47	July 13, 2022	August 1, 2022	Vice-President of Retail (Éxito and Carulla)

(1)	As of January 31, 2023.

The business address of our executive officers is Carrera 48 No. 32B Sur – 139, Avenida Las Vegas, Envigado, Colombia.

The following is a brief summary of the business experience of our executive officers.

Carlos Mario Giraldo Moreno: Carlos Mario Giraldo Moreno is a lawyer from the University of Medellín with a Master’s degree in Law from the University of Tulane. He has also studied Strategic Management and Retail Planning at Babson College and refresher studies in Management and Marketing at Kellogg and Stanford. He has a recognized professional career with more than 25 years of experience in mass consumption, including 13 in Nutresa (Noel and Zenú), where he served as President of Industrias Alimenticias Noel and then of the Compañía de Galletas Noel for about 10 years. Likewise, he was President of ANDI’s General Management Board between 2003 and 2004. Until 2021, he was a member of the board of directors of ISA S.A. He has worked in the Éxito Group since 2007, as Retail Operating President between 2007 and 2013 and as CEO of the company from March 2013 to this date. He is currently a member of the board of directors of: Solla S.A. and Copa Airlines Colombia.

Jacky Yanovich Mizrachi: Jacky Yanovich Mizrachi is an International Negotiator from EAFIT University and graduated from the executive program of the Haute École de Commerce (HEC) in France. He has served for 19 years in the company in different positions such as: Store Manager, Director of Éxito, Ley and Pomona Operations, and Manager of the Éxito brand.

Ivonne Windmueller Palacio: Ivonne Windmuller Palacio holds bachelor’s degrees in business administration from FH Münster and in international business administration from Universidad La Sabana, and a postgraduate degree in corporate finance from Universidad EIA. Ivonne Windmuller Palacio has over 14 years of experience in finance in different sectors, the last five working as corporate finance manager for Grupo Éxito.

José Gabriel Loaiza Herrera: José Gabriel Loaiza Herrera holds a degree in Engineer Administration of the Facultad de Minas of the Universidad Nacional de Colombia, and a Master’s degree in International Business from Texas A&M University. He began his career with the Éxito Group in 1996 as an intern. In 1998, he served in stationery purchases in Cadenalco, in 2001 he became Sales Manager for the Éxito format and in 2003 he worked in Precision Trading Corp. in the United States. In 2006 he returned to the Éxito Group as Head of the Department of Investor Relations, and then became, in 2008, the Director of Financial Planning. In 2010, he became the Corporate Manager of Entertainment, a position he held until June 30th, 2011, when he was appointed as Commercial Vice-President and of Supply at the Éxito Group.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Carlos Ariel Gómez Gutiérrez: Carlos Ariel Gómez Gutiérrez holds a degree in Business Administrator from the University EAN and Publishing from UPB. He also holds a Specialist in Management from the University of Medellín. He has 21 years of experience in the Organization where he has served as Analyst Advertising and Media, Coordinator Promotions and Events for Superley Chain, Sales Administrator in Business Variety, Manager Business Hardware, Head of Business Activation and Manager Corporate Entertainment.

Camilo Alberto Gallego Ferrer: Camilo Alberto Gallego Ferrer is a Mechanical Engineer, Specialist in Finance and holds an MBA from the EAFIT University. In his career, he has held several management positions, among which are: General Manager of Carvajal Services, Administrative and Financial Director of the Laboratorio Retina, a distributor of equipment and supplies for ophthalmology and optometry; and Director of Financial Planning and CFO in Proquinal. In these roles, he has achieved significant financial and labor climate milestones. As Vice-President of Éxito Services, he is responsible for corporate services, facilities services (water, electricity, air, among others) and information technology services.

Juan Lucas Vega Palacio: Juan Lucas Vega Palacio holds a degree in Civil Engineering from Antioquia School of Engineering and a postgraduate degree in Finance from New York University. In 2001, he served as Assistant to the President of Galletas Noel Company, in 2006, he joined the Casino Group in France to study international expansion and in 2008, he joined the Éxito Group where he led important expansion projects such as the Cafam-Éxito integration and other growth processes with the opening of several stores through local acquisitions. Actually, He is Vice President of Real Estate and Development.

Juan Felipe Montoya Calle: Juan Felipe Montoya Calle holds a law degree specializing in labor law and social security from the Pontificia Universidad Bolivariana. He has been Vice-President of Human Resources since 2010 and with us since 1996. Before he assumed his current position, served as Operations Officer, as well as District Chief and as a Human Resources Manager.

Claudia Campillo Velásquez: Claudia Campillo Velásquez is lawyer of the Pontificia Bolivariana University, has an Master’s in Business Administration degree of the Sergio Arboleda University as well as other degrees in international contracts of Externado de Colombia University and Senior Management of the Medellín University, among other studies that have allowed her to strengthen her professional profile. Before joining the Company, she worked as Project manager at Konfirma S.A.S. and as Legal Director at the Chamber of Commerce of Medellín for Antioquia. She has worked in Grupo Exito as Legal Director and Vice-President of Corporate Affairs and General Counsel.

Lucas Lopez Lince: Lucas Lopez Lince is a professional in Administrative Engineering and has an MBA from Hult International Business School University. He was Head of the Southern Cone Region of the Swedish company Essity, where he was responsible for six countries in South America. He also served as Vice-President of Business Development for Grupo Familia, has wide experience in strategy and digital transformation and has served on boards of directors in sectors such as textiles, fashion, entertainment, food and retail. He has been Vice-President of Marketing in Grupo Exito since May 2022.

Jorge Alberto Jaller Jaramillo: Jorge Alberto Jaller Jaramillo holds a bachelor’s degree in law from Universidad Pontificia Bolivariana and a master in marketing from Concordia University in Canada. He has specialized in retail, transformation of organizations, customer experience and innovation. In his 24 years in Grupo Exito, he has held positions as director of sales and operations Éxito, corporate manager of textiles and home and currently he serves as corporate manager of the Éxito brand.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Board Committees

As of the date of this registration statement, our board of directors has approved the creation of the following five advisory committees: (1) audit and risk committee; (2) appointments, remuneration and corporate governance committee; (3) business and investment committee; (4) financial committee; and (5) sustainability committee. The responsibilities of our committees are set by their respective internal regulations. The members of each committee will be appointed by our board of directors, and the board of directors also designates duties and functions of these committees as well as the frequency of their meetings. The committees will be formed by at least three (3) members of the Board of Directors who may be independent or non-independent members. The audit and risk committee must be chaired by an independent member, and must have participation of all independent members of the board. In addition to these committees, the board of directors may create other committees with special roles.

Audit and Risk Committee

The audit and risks committee is comprised exclusively of all the independent members. The audit and risk committee is tasked with the monitoring the processes for financial information and reports, risk management, the internal control system and architecture (including monitoring internal and external audits) and regulatory compliance (with a greater focus on preventing money laundering and financing terrorism). The committee also monitors the transparency program, personal data protection program, transactions between related parties and reviews the annual report.

The functions of the committee are, among others:

●	Ensuring that the policies, accounting criteria and current practices are adequately applied in the creation, disclosure and communication of financial information and the preparation of reliable internal information for decision-making.

●	Supporting the board of directors in the supervision of financial information.

●	Ensuring that the preparation, presentation, and disclosure of the financial statements is in accordance with the law.

●	Reviewing and proposing the Company’s risk policy to the board of directors and being aware of and regularly monitoring the Company’s main risks, including those assumed in off-balance-sheet operations.

●	Reviewing the limitations of risks and reports on risks, making the appropriate recommendations to the board of directors.

●	Analyzing and assessing the Company’s risk control tools and systems.

●	Considering and proposing to the board of directors the structure, procedures, and methodologies necessary for the operation and effectiveness of the Internal Control System.

●	Monitoring the internal control systems, check whether they are sufficient, and recommending their approval or installation to the board of directors.

●	Supervising the function of the Internal Audit Department, receiving regular information about its activities, assessing its performance, informing the board of directors thereof, reviewing its effectiveness and independence inside the Company, and ensuring that it is not unjustifiably limited.

●	Supporting the board of directors in reviewing the coordination of internal audit activity and with other control and supervisory functions for the Company, whether they are internal or external.

●	Reviewing the plan, scope, approach and results of the statutory audit service, and its quality and effectiveness.

●	Regularly interacting and maintaining relations with the statutory auditor and assessing and informing the board of directors of all the situations that may limit its access to information or put its independence at risk, and any others related to its plan and the development of the financial audit, as well as the other communications provided by legislation and technical audit standards.

●	Supervising the efficiency and adequate operation of regulatory compliance and the Anti-Money Laundering and Counter Terrorist Financing System.

●	Assessing and informing the board of directors of cases of conflicts of interest in which it may be implicated, directly or indirectly, or through a related party.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Appointments, Remuneration and Corporate Governance Committee

The appointment, remuneration and corporate governance committee supports the board of directors in its decision-making or advisory functions related to the appointment and remuneration of members of the board of directors and senior management, as well as observing the corporate governance rules adopted by the Company, regularly verifying compliance with them.

At the request of the chairman of the general shareholders’ meeting, the chairman of the appointment, remuneration and corporate governance committee may inform the general shareholders’ meeting about the specific aspects of the work performed by the committee, i.e., monitoring the remuneration policies for the board of directors and senior management.

The appointments, remuneration and corporate governance committee is to be composed of majority of independent members. Meetings shall also be attended by a representative of the vice-president of human resources, who will not have a vote.

The functions of the committee are, among others:

●	Ensuring the compliance of the Corporate Governance Code and settle claims related to the Code.

●	Assisting human resources strategy and monitoring staff expenses.

●	Supporting the president of the board of directors in carrying out the annual evaluation of the board of directors and its committees.

●

Outlining general policies for the election and individual and collective evaluation of each of the chairs, vice-presidents and managers of the Company according to the duties and responsibilities assigned to them, including remuneration when it is associated with performance.

●	Determining and supervise the parameters that must be followed to adopt the requirements that must be fulfilled by chairs and vice-presidents in terms of their remunerations and acknowledgements.

●	Regulating the transfer of shares of the Company to employees as remuneration, acknowledgement or incentive.

Business and Investment Committee

The business and investment committee monitors and supports the board of directors in the decision-making associated with these matters. The functions of the committee are, among others:

●	Following-up to retail brands and complementary businesses.

●	Reviewing the Company’s Annual Expansion Plan, which includes retail and real estate.

●	Reviewing the dossier of the investment projects of greatest importance.

●	Monitoring the Annual Expansion Plan for retail and real estate.

●	Reviewing the financial aspects related to expansion: Investment (Capex) per year, divestiture of assets, and annual investment and sales forecasts.

●	Reviewing and recommending to the board of directors the approval of specific real estate transactions.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Financial Committee

The financial committee advises our board of directors and senior management regarding cash investments. The functions of the committee are, among others:

●	Advising the board of directors and executive officers regarding cash investments.

●	Defining our cash investments and implementation framework.

●	Analyzing the projections of economic research and relevant impacts in terms of our exchange exposure and investments.

●	Analyzing, managing and monitoring our debt status.

●	Reviewing and approving the proposals related to the creation, modification and cancellation of debt, and, in general, all those proposals related to our indebtedness.

●	Reviewing and submitting for approval to our board of directors the issuance of debt in the national and international financial markets.

●	Monitoring the indebtedness indicator and the objectives of our cash flow.

Sustainability Committee

The board of directors has a sustainability committee that has the purpose of evaluating the sustainability strategy and the focuses of work, as well as to monitor the projects through which the Company shall demonstrate its commitment to the proposed strategy.

The functions of the committee are, among others:

●	Recommending the Company’s sustainability strategy, which must include best practices, for approval by the board of directors.

●	Monitoring the implementation of the sustainability strategy approved by the board of directors, ensuring its compliance and suggesting changes, updates and improvements in relation thereto whenever necessary, in order to promote its management and implementation in each of the Company’s activities.

●	Assessing and recommending to the board of directors projects, proposals and special campaigns, through which the Company’s sustainability strategy is demonstrated, as well as contributing to the improvement of social and/or environmental problems.

●	Advising the board of directors on matters related to sustainable development, including assessment of its investment strategies or initiatives from a sustainable perspective.

●	Assessing and approving the Annual Sustainability Report.

●	Suggesting amendments to the rules of procedure and submit them for approval by the board of directors.

●	Approving, modifying and monitoring corporate policies related to the sustainability strategy, unless this function has already been delegated to another committee.

●	Recommending to the remuneration committee indicators related to the sustainability strategy.

Family Relationships

There are no family relationships among any of our directors and executive officers.

B. Compensation

The remuneration policy of the board of directors, executive officers and advisory committees of the Company is provided for in its Corporate Governance Code, which is approved by the board of directors.

The Company's compensation objectives and practices are in line with market practices, primarily aimed at attracting, motivating and retaining employees who demonstrate the qualifications, skills and profiles required by the Company's business, encouraging better performance levels and guaranteeing the principle of equal pay. regardless of gender, race, creed or origin of the holder of the position.

The total annual remuneration of the board of directors is fixed and the total annual remuneration of the executive officers is comprised of a fixed remuneration component, a variable component and benefits, which shall be determined as follows:

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Fixed Remuneration: The value of the fixed remuneration of the members of the board of directors is determined in the general shareholders’ meeting held each fiscal year when the members are elected for the corresponding period. The fixed remuneration of executive officers, in turn, is determined by the board of directors. The fixed remuneration will be determined in accordance with the technical concepts of salary administration implemented by the Company: objective evaluation of the relative weight of the positions in the Company, based on which an assessment is issued; internal equity; external competitiveness; experience; and analysis of the job market. The annual update of fixed remuneration shall be defined by the appointments, remuneration and corporate governance committee. Salary updates resulting from situations of necessity or convenience shall be established by the CEO or the Chief Operating Officer with the support of the Human Resources Department, based on the applicable concepts of salary administration.

Short-term Variable Remuneration: Compensation shall include an annual variable sum equivalent to a number of salaries, as per the definition made for each position by the appointments, remuneration and corporate governance committee, recognized through a scheme aimed at exceeding annual goals, which are defined in line with the Company’s business plan in the form of corporate, team and individual metrics.

Long-term Variable Remuneration: The appointments, remuneration and corporate governance committee may analyze and decide whether the Company will pay a long-term variable remuneration to ensure that executives remain at the Company and promote its long-term strategy. Long-term variable remuneration represents a cash incentive that executives are entitled to receive in the event of compliance with the business metrics approved annually by the appointments, remuneration and corporate governance committee and is conditional on the executive remaining at the Company for a period of three years. The incentive to which the executive is entitled for meeting the business indicators of the immediately preceding year is paid by the Company to an institutional plan managed by a pension fund, which assigns shares to executives in proportion to their contributions. The fund must invest the amounts contributed in shares issued by the Company, noting that such shares are not owned by the executives and will never be transferred to them. The executive only consolidates the right to receive long-term remuneration, more or less the result of the investments made by the fund, after the third anniversary of the acquisition of the expected right. The executive will lose the right to receive compensation if, before the three-year term, he leaves the Company or is dismissed for just cause.

Benefits: When authorized by the appointments, remuneration and corporate governance committee, the positions covered by this policy will receive differential benefits in addition to those offered by the Company to all its employees, which may consist of: support staff for their work, mobility and security plans, loans, policies and, in general, all those defined by said committee.

	Executive Officers			Board of Directors
	December 31,			December 31,
	2022	2021	2020	2022	2021	2020
No. of members	10.42	11.17	10.92	9	9	9
No. of remunerated members(1)	10.42	11.17	10.92	9	9	9
Amount of the highest remuneration (COP millions)	6,141.24	7,294.50	4,686.12	453.1	261.8	323.4
Amount of the lowest remuneration (COP millions)	644.89	596.01	512.23	230.6	127.1	134.8
Average value of remuneration (COP millions)	2,394.22	2,174.19	1,465.53	305.1	172.0	142.2

(1)	Number of remunerated members corresponds to the annual average of the members remunerated calculated on a monthly basis.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Notes:

Executive officers
December 31, 2022

To determine the value of the individual annual remuneration of each body, members who have held the position for less than 12 months were disregarded.

The amounts reported in the highest and lowest remuneration do not include the amounts corresponding to the long-term variable remuneration recognized in the Company's results, since executives will only be entitled to receive it after a period of three years from the acquisition of the expectation of the right and provided that they remain employed at the Company during this period. The highest remuneration values shown correspond to 55% of the total highest compensation recognized in the Company's results, which includes long-term variable compensation, while the lowest compensation corresponds to 73%.

The amount reported as average remuneration corresponds to the total amount of remuneration recognized in the results of the Company, which includes long-term variable remuneration, divided by the number of remunerated members.

December 31, 2021

To determine the value of the individual annual remuneration of each body, members who have held the position for less than 12 months were disregarded.

The amounts reported in the highest and lowest remuneration do not include the amounts corresponding to the long-term variable remuneration recognized in the Company's results, since executives will only be entitled to receive it after a period of three years from the acquisition of the expectation of the right and provided that they remain employed at the Company during this period. The highest remuneration values shown correspond to 59% of the total highest compensation recognized in the Company's results, which includes long-term variable compensation, while the lowest compensation corresponds to 73%.

The amount reported as average remuneration corresponds to the total amount of remuneration recognized in the results of the Company, which includes long-term variable remuneration, divided by the number of remunerated members.

December 31, 2020

To determine the value of the individual annual remuneration of each body, members who have held the position for less than 12 months were disregarded.

The amounts reported in the highest and lowest remuneration do not include the amounts corresponding to the long-term variable remuneration recognized in the Company's results, since executives will only be entitled to receive it after a period of three years from the acquisition of the expectation of the right and provided that they remain employed at the Company during this period. The highest remuneration values shown correspond to 66% of the total highest compensation recognized in the Company's results, which includes long-term variable compensation, while the lowest compensation corresponds to 87%.

The amount reported as average remuneration corresponds to the total amount of remuneration recognized in the results of the Company, which includes long-term variable remuneration, divided by the number of remunerated members.

Board of directors
December 31, 2022	The value of the highest individual annual remuneration of each body was received by members who exercised their functions in the Company for 12 months. To determine the value of the lowest individual annual remuneration of each body, members who have held the position for less than 12 months were disregarded.

December 31, 2021	The value of the highest individual annual remuneration of each body was received by members who exercised their functions in the Company for 12 months. To determine the value of the lowest individual annual remuneration of each body, members who have held the position for less than 12 months were disregarded.
December 31, 2020	The value of the highest individual annual remuneration of each body was received by members who exercised their functions in the Company for 12 months. To determine the value of the lowest individual annual remuneration of each body, members who have held the position for less than 12 months were disregarded.

Share-Based Compensation

We do not offer share-based compensation to our board of directors or employees.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Insurance

We maintain officers’ and directors’ liability insurance with a certain limit, covering all of our administrators against damages attributed to them in the good faith exercise of their functions. The policy is extended to the management of our subsidiaries.

C. Board Practices

For information about our board practices, including our board committees, see “—A. Directors and Senior Management.”

According to our bylaws and the internal regulation of the board of directors, the board shall consist of nine members, three which must be independent, elected and removable by the annual shareholders’ meeting. The term of office of the members of the board of directors shall be up to two years, with re-election permitted. The board of directors shall ordinarily meet at least eight times a year, to review the financial and other results of the Company and to review and follow-up of the annual operating plan and strategic plan, and shall extraordinarily meet whenever necessary.

Our board of directors is comprised of nine members elected by our shareholders, with three of those being independent directors. The term of office of all of our directors will expire in the 2024 annual shareholder’s meeting which will approve the financial statements of the fiscal year of 2023. We are managed by our board of directors and by our executive officers. None of our directors or officers is party to employment agreements providing for benefits upon termination of employment, except for those benefits provided by Colombian labor law.

Éxito shall have one Chief Executive Officer, who must be an employee, one Chief Operating Officer and other officers including vice presidents, which are appointed by the board of directors for an indefinite term, although they may be removed by the board of directors at any time.

The responsibilities of our Chief Executive Officer include acting on behalf of Éxito, adopting plans related to our management and operations, reporting to shareholders each fiscal year on the status of our business activities, presenting the year-end balance sheets and other legally required financial statements and submitting investment programs and budgets to our board of directors. The secretary general, retail operational president and the vice presidents are also legal representatives of Éxito.

D. Employees

As of December 31, 2022, we had a total of 42,771 full-time employees in Colombia, Uruguay and Argentina. The following tables set forth the number of our full-time employees by function and geography as of the dates indicated:

Function	As of December 31, 2022
	Colombia	Argentina	Uruguay	Total

Administrative	1,481	273	381	2,135
Operational.	31,949	2,227	6,460	40,636
Total	33,430	2,500	6,841	42,771

Function	As of December 31, 2021
	Colombia	Argentina	Uruguay	Total
Administrative	1,417	260	366	2,043
Operational.	30,938	2,163	6,144	39,245
Total	32,355	2,423	6,510	41,288

Function	As of December 31, 2020
	Colombia	Argentina	Uruguay	Total

Administrative	2,249	269	357	2,875
Operational.	31,222	2,200	6,079	39,501
Total	33,471	2,469	6,436	42,376

As of December 31, 2022, 2021 and 2020, we had 3,071, 2,622 and 2,670 outsourced employees. More than 90% of our outsourced employees provide services for our retail operations.

Our employee turnover index in Colombia for the years ended December 31, 2022, 2021 and 2020 was 12.26%, 8.97% and 5.50%, respectively.

Our management believes that our relations with our employees and their unions are good. We have open communication through formal and institutionalized channels that are permanently created and strengthened to create spaces for dialogue with our employees in general, as well as with trade unions and their leaders or representatives.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

E. Share Ownership

For information about the share ownership of our directors and officers, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Prior to the Spin-Off

The following table sets forth information relating to the beneficial ownership of our capital stock as of the date of this registration statement, by each person known by us to beneficially own 5% or more of the Éxito common shares.

Shareholder	Number of Common Shares	%
Companhia Brasileira de Distribuição(1)	1,187,821,914	91.52%
GPA2 Empreendimentos e Participações Ltda.(2)	64,857,915	5.00%

(1)	Companhia Brasileira de Distribuição, a corporation (sociedade anônima) incorporated under the laws of Brazil, is the Selling Shareholder. CBD is the largest traditional retailer in sales in the food segment in Brazil. CBD’s common shares are listed and trade on the São Paulo Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) and its ADSs are listed and trade on the NYSE. CBD is controlled by Casino, Guichard-Perrachon S.A., a French conglomerate and world leader in food retail, and its subsidiaries. As of the date of this registration statement, the Casino Group owns approximately 41% of the outstanding capital stock of CBD. The Casino Group is ultimately controlled by Mr. Jean-Charles Henri Naouri, a French citizen.
(2)	GPA2 Empreendimentos e Participações Ltda., a limited liability company (sociedade limitada) organized under the laws of Brazil, is a wholly-owned subsidiary of CBD.

As of December 31, 2022, the Casino Group is the beneficial owner of approximately 41% of the total capital stock of CBD. See “Item 3. Key Information—D. Risk Factors—Risk Relating to our Industry and Us—The Casino Group has the ability to direct our business and affairs and its interests might conflict with or differ from your interests as a shareholder.”

None of our major shareholders have different voting rights.

Following the Spin-Off

The following table sets forth information relating to the beneficial ownership of our capital stock immediately following the completion of the Spin-Off, by the following persons, assuming the shareholding structure of CBD immediately prior to the Spin-Off will be the same as its shareholding structure as of December 31, 2022:

●	each shareholder who is expected to beneficially own more than 5% of the Éxito common shares;

●	each person who serves on our board of directors;

●	each member of our senior management; and

●	all of our directors and executive officers, as a group.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Except for the shareholders listed below, we are not aware of any other shareholder holding more than 5% of Éxito’s common shares. None of the shareholders listed below are expected to have different voting rights.

Shareholder	Common Shares		Total Shares
	Number	%	Number	%
Casino Group:
Wilkes Participações S.A.	376,076,712	29.0%	376,076,712	29.0%
Géant International B.V.	41,102,968	3.2%	41,102,968	3.2%
Segisor S.A.S.	22,400,200	1.7%	22,400,200	1.7%
Helicco Participações Ltda.	2,326,400	0.2%	2,326,400	0.2%
Casino	8	0.0%	8	0.0%
Jean-Charles Henri Naouri	4	0.0%	4	0.0%
Total Casino Group(1)	441,906,292	34.1%	441,906,292	34.1%
CBD and GPA2(2)	172,123,553	13.3%	172,123,553	13.3%
Banco BTG Pactual S.A.(3)	76,559,744	5.9%	76,559,744	5.9%
Directors and Officers:
Luis Fernando Alarcón	*	*	*	*
Felipe Ayerbe	*	*	*	*
Ana María Ibáñez	*	*	*	*
Ana Fernanda Maiguashca	*	*	*	*
Christophe Hidalgo	*	*	*	*
Guillaume Michaloux	*	*	*	*
Rafael Russowsky	*	*	*	*
Philippe Alarcon	*	*	*	*
Bernard Petit	*	*	*	*
Carlos Mario Giraldo Moreno	*	*	*	*
Jacky Yanovich Mizrachi	*	*	*	*
Ivonne Windmuller Palacio	*	*	*	*
José Gabriel Herrera	*	*	*	*
Carlos Ariel Gómez Gutiérrez	*	*	*	*
Camilo Gallego Ferrer	*	*	*	*
Juan Lucas Vegas Palacio	*	*	*	*
Juan Felipe Montoya Calle	*	*	*	*
Claudia Campillo Velásquez	*	*	*	*
Lucas Lopez Lince	*	*	*	*
Jorge Jaller Jaramillo	*	*	*	*
Total directors and officers	*	*	*	*

(1)	The Casino Group is ultimately controlled by Mr. Jean-Charles Henri Naouri, a French citizen.
(2)

As of the date of this registration statement, the Casino Group owns approximately 41% of the outstanding capital stock of CBD. Accordingly, following the Spin-Off, Casino Group is expected to indirectly own approximately 5.5% of our total capital stock through its ownership of CBD, in addition to the 34.1% of our total capital stock that it is expected to own directly, as set forth in the table above.

(3)	Banco BTG Pactual S.A. (“BTG Pactual”) is a Brazilian financial institution. The natural persons with investment and/or voting control over BTG Pactual are André Santos Esteves, Antonio Carlos Canto Porto Filho, Guilherme da Costa Paes, Renato Monteiro dos Santos and Roberto Balls Salloutti, who indirectly hold approximately 80% of the voting shares of BTG Pactual in the aggregate.
*	Less than 1%.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

B. Related Party Transactions

Separation Agreement

Following the Spin-Off, we and CBD will operate separately, each as an independent company. Prior to the completion of the Spin-Off, we intend to enter into a Separation Agreement with CBD to effect the Separation and provide a framework for our relationship with CBD following the Separation and the Spin-Off. This agreement will govern the relationship between CBD and us subsequent to the completion of the Spin-Off and will establish the terms and conditions to terminate agreements currently in force between the parties. The Separation Agreement also regulates other agreements that will be kept valid once the Spin-Off is concluded, including shared services, due synergies and interest from both parties, with the possibility to establish additional agreements in accordance with market conditions. The Separation Agreement also provides for the creation of a transition committee in order to allow the follow up of all shared agreements and organization of all necessary actions to terminate them. This committee shall be composed of three members appointed by CBD and three members appointed by Éxito. The Separation Agreement shall remain in full force and effect for one year counted from its effective date.

The Separation Agreement will be filed as an exhibit to this registration statement.

Other Related Party Transactions

We have a Related Party Transactions Policy which provides that the completion and execution of a related party transaction must meet the following principles: (1) it satisfies our interests and does not cause us harm; (2) it aims to provide a better service, better price or better conditions for our customers; (3) it generates value for us; (4) it does not reduce or put at risk our capacity to meet our obligations with third parties; (5) it respects the rights of minority shareholders; (6) transparency; and (7) it promotes the use of synergies, taking into account the limitations and restrictions established by law.

Set forth below are descriptions of our principal transactions with related parties. For more information about our related party transactions, see note 10 to our audited consolidated financial statements included elsewhere in this registration statement.

Agreements with the Casino Group

From time to time, we and our affiliates have entered into transactions with the Casino Group and other related parties in the ordinary course of business on an arm’s length basis, including, but not limited to, cost reimbursement agreements, consultancy agreements and intellectual property license agreements.

As of the date of this registration statement, we have entered into the following material agreement with Casino Group:

Agency Agreement

On January 12, 2023, we entered into an agency agreement (the “Agency Agreement”) with the Swiss Branch of Casino International SAS (“Casino Switzerland”), a company indirectly controlled by Casino, which is dedicated to the international negotiation of commercial services with international suppliers in the name and on behalf of the companies of the Casino Group. The Agency Agreement regulates the terms pursuant to which Casino Switzerland, itself or via its affiliate International Retail & Trade Services S.à r.l., provides international retail and trade services to us, including negotiation of international services agreements with international suppliers on our behalf. The Agency Agreement supersedes the agency agreement we entered into with Casino Switzerland, among other parties, on December 20, 2003. The Agency Agreement will terminate on December 31, 2023 and shall be renewed indefinitely for subsequent one-year terms unless any party notifies the other party of its intention to terminate the agreement at least three months prior to the expiration of the term.

The Agency Agreement has been filed as an exhibit to this registration statement.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Reference is made to Item 19 for a list of all financial statements filed as part of this registration statement.

Legal and Administrative Proceedings

We are party to legal and administrative proceedings that are incidental to the normal course of our business. These include general civil, tax and labor litigation and administrative proceedings. We cannot estimate the amount of all potential costs that we may incur or penalties that may be imposed on us other than those amounts for which we have made provisions. See note 22 to our audited consolidated financial statements included in this registration statement.

Based on the advice of our external legal counsel, we have identified and made provisions for the following probable losses that may result from legal and administrative proceedings to which we are a party as of the dates indicated.

	As of December 31,
	2021	2020
	(in millions of COP)
Labor proceedings	10,418	10,336
Civil proceedings	5,371	3,803
Administrative and regulatory proceedings	1,806	1,509
Total	17,595	15,648

Set forth below are the main individual legal and administrative proceedings to which we were subject as of December 31, 2021.

Civil Proceedings

Inka and Solari Proceeding

We are defendants in a legal proceeding commenced by Ingenieros Constructores y Asociados Inka S.A.S. (“Inka”) and Inversiones y Desarrollos Inmobiliarios S.A.S. (“Solari”) on June 27, 2017 related to a supposed failure to comply with contract conditions arising from the purchase of property. In October 2015, Éxito, Inka and Solari agreed to enter into a trust to which Éxito would transfer ownership of certain real estate, in exchange for Inka’s and Solari’s payment of a specified price. Inka and Solari informed Éxito they would not pay the remaining 50% of the price and did not accept the transfer of the corresponding 50% of fiduciary rights, given an alleged breach by Éxito of the agreement regarding the lack of payment of certain liens on the real estate. Therefore, Inka and Solari decided to initiate a claim requesting the termination of the contract in addition to damages. The judgment in first instance was issued on February 7, 2019, through which the claims of Inka and Solari were accepted. Such judgement was appealed by Éxito and was revoked by the Superior Court of Barranquilla on October 2, 2019, denying the claims of the lawsuit. Inka and Solari filed an appeal before the Superior Court of Barranquilla ruling, which, as of December 31, 2021, had not been yet resolved by the Colombian Supreme Court (Corte Suprema de Justicia Sala Civil).

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Administrative and Regulatory Proceedings

DIAN Proceeding

On September 17. 2018, we filed before the DIAN a notice for proposal to amend our income tax return for 2015. We seek to declare the validity of the income tax and complementary taxes filing, as a result of which we would not owe any additional amounts. An official tax review in June 2019 declared that our 2015 income tax filing was still open and required a modification, decreasing the amount returned and including a sanction for the error.

Industry and Trade Tax Proceeding

On February 4, 2016, we filed before the Secretary of Treasury – District Tax Direction of Bogotá a claim against the resolution by means of which such secretary issued an official revision settlement of the industry and trade tax for the bi-monthly periods 4, 5 and 6 of 2011 on the grounds of alleged inaccuracy in payments. We argue that such resolution is not valid since the secretary failed to serve the resolution in due time and the inspection and summon to correct did not follow the term established. The secretary considers that the term to issue the resolution was suspended, and the actions were taken in due time. Our claims were ruled in our favor in first instance and the secretary filed an appeal before the before Consejo de Estado which had not been yet resolved.

VAT Proceeding

On September 5, 2018, we filed before the DIAN a claim seeking to annul some administrative resolutions through which value-added taxes (VAT) on marinated chicken were settled for certain periods of 2013. On November 29, 2021, the first instance judgment denied our claims. On December 13, 2021, we filed an appeal which will be resolved by the Consejo de Estado.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Dividends and Dividend Policy

General

The Colombian Commercial Code establishes that a company must, after payment of income taxes, appropriation of legal reserves, and after offsetting losses from prior fiscal years, distribute at least 50% of its annual income attributable to the shareholders of the controlling entity to all shareholders, payable in cash, or as determined by the general shareholders’ meeting, but in any case within one year following the date in which the dividends were determined. If the total amount assigned to the legal reserve of a company exceeds the amount of its issued share capital, the percentage required to be distributed increases to 70%. The minimum common stock dividend requirement of 50% or 70%, as the case may be, may be waived by a favorable vote of 78% of Éxito’s common shares represented at the general shareholders’ meeting.

Under Colombian law and our by-laws, annual income attributable to the shareholders of the controlling entity are to be applied as follows:

(1)	first, an amount equivalent to 10% of annual income attributable to the shareholders of the controlling entity is set aside to build up the legal reserve until that reserve is equal to at least 50% of the issued share capital;

(2)	second, in case there were losses in prior years, the balance is used to offset such losses; and

(3)	third, dividends are distributed and paid as determined by a majority of the general shareholders meeting, were financial statements for the year were approved.

Any stock dividend payable in common shares requires the approval of 80% or more of the shareholders present at a shareholders’ meeting. If such majority is not obtained, shares may only be distributed as dividends to the shareholders accepting the stock dividend payment.

The annual shareholders’ general meeting where distribution of profits is considered must be held within three months of the end of the fiscal year, and the dividend is generally paid shortly thereafter. Our shareholders, may in their sole discretion, determine whether we will pay any dividends, and consequently, we cannot assure you as to the amount of dividends per common share or that any such dividends will be declared.

Future dividends with respect to shares of our stock, if any, will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that our board of directors may deem relevant. As a result, we cannot assure you that we will pay any dividends at any time in the foreseeable future.

For further information, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Allocation of Net Profits and Distribution of Dividends—Distribution of Dividends.”

History of Payments of Dividends

The table below summarizes our history of payments of dividends for the periods indicated. There can be no assurance that we will be able to distribute dividends in the future. See “Item 3. Key Information—D. Risk Factors.”

	Outstanding shares(1)	Dividends per share paid	Cash dividend declared and paid	Earnings per Share (EPS)
		(COP)	(COP millions)	(COP)
2020	1,297,864,359	840.81	1,091,259	177.89
2021	1,279,864,359	133.47	173,223	365.74

(1)	Shares outstanding as of end of period

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Share Buyback

On March 24, 2022, our general shareholders’ meeting approved a share buyback for up to COP 320,000 million, at a buy-back price of COP 21,000 per common share to be paid in cash in accordance with article 396 of the Colombian Commercial Code. Each shareholder had the right to tender up to 3.4% of their common shares, with a minimum of one common share.

On June 9, 2022 the buyback was settled resulting in a total amount of COP 314,640 million and 14,982,863 repurchased common shares. The table below sets forth the resulting shareholding structure.

Shareholder	Total Shares
	Number	%
Companhia Brasileira de Distribuição (CBD)	1,187,821,914	91.5%
GPA2 Empreendimentos E Participações Ltda.(1)	64,857,915	5.0%
Colombian Pension Funds	8,066,196	0.6%
ADR program	1,200,003	0.1%
Others	35,918,331	2.8%
Total	1,297,864,359	100.0%

(1) GPA2 Empreendimentos E Participações Ltda. is a wholly owned subsidiary of CBD.

B. Significant Changes

Other than as disclosed in this registration statement under “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments,” no significant change has occurred since December 31, 2021.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our common shares are listed on the Colombian Stock Exchange under the symbol “EXITO.” Our Restricted GDSs trade over-the-counter under the ticker symbol “ALAXL.” As of the date of this registration statement, there are less than 10 Restricted GDSs outstanding, and we expect to terminate our Restricted GDS program prior to the conclusion of the Spin-Off. Accordingly, the Restricted GDSs will not trade on the NYSE in addition to the Éxito ADSs that we plan to deliver to holders of CBD ADSs in connection with the Spin-Off.

We intend to apply to list Éxito ADSs on the NYSE under the ticker symbol “EXTO.” We intend to apply to list the Éxito BDRs on the B3 under the ticker symbol “       .”

We do not have any other equity securities outstanding apart from our common shares.

B. Plan of Distribution

Not applicable.

C. Markets

Colombia

Trading on the Colombian Stock Exchange

Trading on the Colombian Stock Exchange is subject to specific regulations issued by the Colombian Stock Exchange, particularly the General Rules of the Colombian Exchange (Reglamento General de la Bolsa de Valores de Colombia), as amended from time to time, the Regulation Letter (Circular Única de la Bolsa de Valores de Colombia), as amended from time to time, Law 964, and Decree 2555 of 2010. These rules mainly govern listing and trading activities on the Colombian Exchange. In particular, they include among others (i) listing requirements, (ii) suspension and/or cancellation of the securities listed with the Colombian Exchange, and (iii) admission requirements for broker-dealers.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Orders to suspend trading in securities may be issued pursuant to Decree 2555, the Rules of the Colombian Stock Exchange (Circular Básica Jurídica de la Bolsa de Valores de Colombia), and the Regulation of the Colombian Stock Exchange (Reglamento de la Bolsa de Valores de Colombia). Under Decree 2555, the Colombian Stock Exchange may suspend trading of the securities of an issuer when there is a circumstance that affects or may affect the regular-course operation of the Colombian Exchange, or when the Colombian Stock Exchange considers it necessary in order to protect investors’ interests or the Colombian Stock Exchange itself. Decree 2555 also authorizes the Colombian Stock Exchange to suspend trading of an issuer’s securities if authorized by the Colombian Superintendence of Finance in response to the issuer’s non-compliance with Colombian securities laws or regulations. Under Decree 2555 and the Rules of the Colombian Stock Exchange, the Colombian Stock Exchange must temporarily suspend trading of a particular security to control excessive price volatility. If the security’s market price declines by 10% or more from its opening price on a trading day, trading in the security on the Colombian Exchange is suspended for 30 minutes. If, when the trading resumes, the security’s price declines an additional 5%, trading will be suspended again until the next trading day.

Colombian securities regulations define “insider trading” as the use to one’s own benefit in a securities transaction on a stock exchange of privileged information. For these purposes, privileged information is market-moving information which has not been made available to the public. While sanctions imposed for insider trading have been few, individuals who use privileged information and those who through their employees, including brokers, have access to such information and disclose it to a third-party with no right to such information, or who recommend a market transaction based on such information, may be subject to fines. In addition, article 258 of the Colombian Criminal Code (Código Penal) penalizes the improper use of privileged information with a penalty of one to three years’ imprisonment and monetary fines.

Prior to 1992, settlement procedures for trades on the Colombian Exchange occurred through physical delivery of the securities and were regulated by the Colombian Exchange. Deceval was established in 1992 as a centralized securities depository, transfer agent and clearing facility for securities of private issuers. Deceval formally began operations in 1994 and its activities are regulated by Law 964 and Decree 2555. The creation of Deceval allowed for settlement to be effected either through physical delivery or, electronically, in book-entry form.

Except for some specific public auction procedures, since 2020 the settlement of securities transactions on the Colombian Exchange is made at T+2 through Deceval’s book-entry system using the Colombian Exchange’s Central Counterparty Clearing House (Cámara de Riesgo Central de Contraparte).

Delisting from an Exchange

If the shareholders of a company listed on the Colombian Exchange (or any other stock exchange) pass a resolution to voluntarily delist the company’s securities from the Colombian Exchange (or such other stock exchange), pursuant to Decree 2555, the shareholders who voted in favour of delisting are required to issue a take-over bid for the shares of the company owned by shareholders who voted against delisting from any such stock exchange or did not vote on the resolution.

Regulation of the Colombian Securities Markets

The Colombian Exchange

Prior to 2001, there were three stock exchanges in Colombia: the Stock Exchange of Bogotá created in 1928, the Stock Exchange of Medellín (1950) and the Stock Exchange of Occidente (1970). Despite the limited economic growth during the 1980s, the economic expansion of the 1990s resulted in the Colombian capital markets growing at unprecedented rates, as indicated or measured by the market capitalization of listed companies, the total value traded through the facilities of the stock markets and the total amount of outstanding domestic public and private bonds. This rapid growth led to increased regulation of the Colombian capital markets. In addition, such growth precipitated the merger of the three existing stock exchanges to form the Colombian Exchange (Bolsa de Valores de Colombia) in July 2001. Currently, the Colombian Exchange manages stock, foreign exchange, derivatives fixed income markets, and encompasses all brokerage firms registered with its predecessor stock exchanges.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

On November 22, 2010, the Colombian Exchange completed the first phase of its planned equity market integration process by joining the Latin American Integrated Market (Mercado Integrado Latinoamericano – MILA). MILA is a stock exchange which unites the Colombia, Lima, Mexico and Santiago stock exchanges under one trading platform with a view to integrating securities trading in the four member countries of the Pacific Alliance trade bloc, which include Chile, Colombia, Mexico and Peru. Although the MILA exchange is currently the largest exchange in Latin America, combined trading volume through MILA is significantly lower than trading volume processed through Brazil’s exchange or even that of Chile or Mexico individually as the project has had difficulties in overcoming obstacles in integration between the governments’ regulators and tax regimes.

During the second half of 2021, the Colombian Stock Exchange announced the subscription of an agreement to integrate its operation with the stock exchanges of Perú and Chile. The agreement intends to implement a single regional trading platform, hence the three stock exchanges are currently working on the integration of the trading, clearing, and settlement platforms. However, this integration of the trading venues depends on obtaining authorizations required in each jurisdiction.

Regulatory Authorities

The Colombian capital market is regulated by the Colombian congress and by the Colombian Government through the Ministry of Finance and Public Credit (Ministerio de Hacienda y Crédito Público) and the Colombian Superintendence of Finance. The Colombian Government is responsible for the overall economic policy making in Colombia. Pursuant to Article 150(19)(d) of the Colombian Constitution, the Colombian congress must determine the principles, criteria and objectives that the National Government of Colombia must observe when regulating all financial activities. Also, under Article 189(24) of the Colombian Constitution, the National Government of Colombia must regulate, supervise and control institutions in the financial, insurance and securities industry.

The responsibilities of the Colombian Government include the adoption of rules and regulations pertaining to, among other things, the public offering of securities; the operation and administration of the Integral Information System of the Securities Market (Sistema Integral de Información del Mercado de Valores – SIMEV), and the procedures for registration of securities, the establishment, operation and dissolution of infrastructure providers (such as central securities depositories and stock exchanges, among others), the disclosure obligations of periodic and relevant issuers of securities that are registered in the National Securities and Issuers Registry (Registro Nacional de Valores y Emisores – RNVE), regulation of market intermediaries, and establishing transparent criteria and best practices of negotiation.

On July 8, 2005, the Colombian congress enacted Law 964, the Colombian Securities Market Law (Ley del Mercado de Valores), as amended from time to time “Law 964”. Pursuant to Law 964, and Decree 663 of 1993, as amended from time to time, the Ministry of Finance and Public Credit is the governmental agency in charge of regulating the financial, insurance and securities markets. Direct supervisory authority of the financial, insurance and securities markets has been entrusted to the Colombian Superintendence of Finance.

The Colombian Superintendence of Finance was created in 2005 by Decree 4327 of 2005 issued by the President of the Republic of Colombia resulting in the merger of the Superintendence of Securities and the Superintendence of Banking. The Colombian Superintendence of Finance is a technical entity linked to the Ministry of Finance and Public Credit (Ministerio de Hacienda y Crédito Público) that acts as the inspection, supervision and control authority of the financial, insurance and securities markets and any other activities related to the investment or management of the public’s savings. The Colombian Superintendence of Finance has been entrusted with supervising the Colombian financial system with a goal of preserving its stability and trustworthiness. The Superintendence of Finance is also responsible for promoting, organizing and developing the Colombian securities market and protecting the users of financial and insurance services and investors.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Legal Framework Relating to Securities Market

Law 964 provides the principal legal framework that governs the Colombian securities market. The primary scope of Law 964 is to promote the efficiency, transparency, integrity, and development of the Colombian securities market. Law 964 also sets forth certain corporate governance standards for listed companies and issuers, such as the requirement that at least 25% of the board members be “independent” directors (as defined in Law 964), that a listed company maintain an audit committee with at least three board members, including all the independent members, and that a listed company’s legal representatives adopt and implement internal control procedures and adequate mechanisms for disclosure of information and for certification of the truthfulness of the financial and other relevant information disclosed to the market.

Among other things, issuers of securities registered with the Colombian Superintendence of Finance are required to promptly disclose to the market material information relating to the issuer and its securities. Pursuant to Decree 2555 of 2010 (as amended from time to time “Decree 2555”), all material information relating to the issuer of registered securities (such as our common shares), its activities or securities issued or secured by such issuer which may influence the liquidity or market price of such securities must be disclosed as relevant information. Accordingly, issuers must file with the Colombian Superintendence of Finance two main types of information: (i) financial information, including unaudited financial statements on a quarterly basis, and annual audited financial statements on an annual basis, and (ii) material information relating to the issuer and its activities that may significantly affect the price, offering or negotiation of the issued securities, and in general, all the information that may be relevant for investors in making investment decisions.

In order to comply with the foregoing disclosure obligations, issuers must disclose material information by posting a notice on the Colombian Superintendence of Finance’s website as soon as the event to be disclosed has occurred or as soon as the issuer knows of its occurrence. Posting this information on the relevant website constitutes public disclosure of the information in Colombia. Following posting it is available to the public on the Colombian Superintendence of Finance’s website.

Pursuant to Decree 2555, any person, entity or group which intends to become directly or indirectly a beneficial owner of 25% or more of one class of a Colombian Exchange listed company’s issued and outstanding voting stock, or a person, entity or group that already is deemed to be a beneficial owner of 25% or more of the outstanding voting stock of such a company and intends to increase at any time its participation by more than 5%, is required to make a public tender offer to purchase such voting stock from all of such company’s shareholders, except in the case where such purchase is effected through a stock exchange auction, as a consequence of a privatization process or subject to other exceptions as provided in Decree 2555. Voting stock includes issued and outstanding voting shares or any other right that entitles a person to vote. According to Colombian regulations, a beneficial owner is any person or group of persons that, directly or indirectly, have the power (by contract, understanding, arrangement, relationship or otherwise) to vote and transfer (or to direct the voting or decide on the transfer of) the shares of a listed company. Individual investors are responsible for monitoring their level of ownership.

In addition, Decree 2555 establishes that any public tender offer to purchase a company’s shares must be for at least 5% of all outstanding shares of such company. The Colombian Superintendence of Finance will inform the Colombian Stock Exchange of any authorization granted to launch a mandatory tender offer in order to suspend negotiations until the day following the publication of the relevant offering notice of public acquisition.

Securities Market Self-Regulatory Organization

Self-regulation in the capital markets was formally introduced in Colombia by Law 964, and in this way, the Securities Market Self-Regulatory Organization (Autorregulador del Mercado de Valores) was created in June 2006.

The Securities Market Self-Regulatory Organization is a private entity that has the power to supervise, sanction and regulate Colombian entities subject to self-regulation (i.e. including securities intermediaries and any entity that voluntarily submits to self-regulation). Within its regulatory functions, the Securities Market Self-Regulatory Organization has enacted various rules regarding conflicts of interest, transparency, efficiency, integrity and market access. The Securities Market Self-Regulatory Organization does not have powers over issuers of securities, however, it has the duty to investigate any conduct of securities intermediaries that affects the investors’ rights.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Pursuant to Law 964 and Decree 2555, each local broker-dealer must be a member of a self-regulatory body as a requirement for the performance of activities on the Colombian Exchange. Self-regulatory bodies have supervisory, regulatory and disciplinary powers over their broker-dealer members with the purposes of maintaining the transparency and integrity of the securities market and protecting investors. Self-regulatory bodies are subject to the supervision of the Colombian Superintendence of Finance and the rules and regulations they issue must be approved by the Colombian Superintendence of Finance.

Brazil

Trading on the B3

The B3, formerly BM&FBOVESPA, is a Brazilian publicly held company formed in 2008 through the merger of the São Paulo Stock Exchange (Bolsa de Valores de São Paulo) and the Brazilian Mercantile and Futures Exchange (Bolsa de Mercadorias & Futuros). The B3 is one of the largest exchanges in the world in terms of market capitalization, the second in the Americas and the leader in Latin America.

Trading on the B3 is conducted on an automated system known as the PUMA (Plataforma Unificada Multiativos) Trading System every business day, from 10:00 a.m. to 6:00 p.m. or from 11:00 a.m. to 5:00 p.m. during daylight savings time in the United States. Trading is also conducted between 5:30 p.m. and 6:00 p.m., or between 6:30 p.m. and 7:00 p.m. during daylight savings time in the United States, in an “aftermarket” trading session, which is connected to traditional and online brokers. Trading on the “aftermarket” is subject to regulatory limits on price volatility and on the volume of shares transacted through Internet brokers.

When investors trade shares on the B3, settlement occurs two business days after the trade date, with no adjustments for inflation. Generally, the seller is expected to deliver the shares to the B3 on the second business day after the trading date. Delivery and payment of shares are made through the facilities of a clearinghouse, the B3 Central Depositary (Central Depositária da B3), which handles the multilateral central counterparty settlement of both financial obligations and transactions involving securities.

To better control the excess of volatility in market conditions, B3 has adopted a “circuit breaker” pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the stock exchange broad based index falls below the limits of 10% and 15%, respectively, compared to the close of trading of the previous trading session. In the event the stock exchange index falls below the limit of 20% in comparison to the previous trading session, the B3 may suspend trading for a certain period of time to be defined at its sole discretion. The exchange has also adopted single stock trading halts to deal with certain high volatility situations.

Trading on B3 by non-residents of Brazil is subject to certain limitations under Brazilian foreign investment and tax legislation.

Regulation of the Brazilian Securities Markets

The Brazilian securities market is regulated and supervised by the CVM (which has general authority over the stock exchanges and securities markets) as provided for by Law 6,385, dated December 7, 1976 (the “Brazilian Securities Exchange Act”) and the Brazilian Corporation Law. The Brazilian National Monetary Council (Conselho Monetário Nacional) (the “CMN”), is responsible for supervising the CVM’s activities, granting licenses to brokerage firms to govern their incorporation and operation, and regulating foreign investment and exchange transactions, as provided for by the Brazilian Securities Exchange Act and Law No. 4,595 of December 31, 1964. These laws and regulations provide for, among other things, disclosure requirements to issuers of securities listed on stock exchanges, criminal sanctions for insider trading and price manipulation, protection of minority shareholders, the procedures for licensing and supervising brokerage firms and the governance of Brazilian stock exchanges.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Under Brazilian Corporation Law, a company is either public (companhia aberta), like us, or private (companhia fechada). All public companies are registered with the CVM, and are subject to periodic reporting requirements and the public disclosure of material facts. A company registered with the CVM may have its securities traded either on the B3 or on the Brazilian over-the-counter market. The shares of a company listed on the B3 may also be traded privately, subject to certain limitations. To be listed on the B3, a company must apply for registration with the CVM and with the B3. Trading of securities of a public company on the B3 may be suspended at the request of such company in anticipation of a material announcement. Trading may also be suspended upon the initiative of the B3 or the CVM, based on or due to, among other reasons, a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries made by the CVM or the B3.

The Brazilian Securities Exchange Act, Brazilian Corporation Law and the laws and regulations issued by the CVM, the CMN, and the Central Bank provide for, among other matters, disclosure requirements applicable to issuers of traded securities, restrictions on insider trading and price manipulation, protection of minority shareholders, licensing procedures, supervision of brokerage firms, and the governance of the Brazilian stock exchanges.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

As of the date of this registration statement, our share capital consists of 1,344,720,453 common shares, par value of COP 3.33 per common share. Our bylaws authorize the issuance of up to 1,590,000,000 common shares. All of our common shares, divided in 1,297,864,359 shares outstanding and 46,856,094 held in treasury, are fully paid and non- assessable. Certificates representing the common shares are issued in registered form. Our shareholders may freely hold and vote their shares. Our share capital is denominated in Colombian pesos.

Since January 1, 2020, there have been no changes in our share capital.

Listing

Our common shares are listed on the Colombian Stock Exchange under the symbol “EXITO.” Our Restricted GDSs trade over-the-counter under the ticker symbol “ALAXL.” As of the date of this registration statement, there are less than 10 Restricted GDSs outstanding, and we expect to terminate the Restricted GDS Program prior to the conclusion of the Spin-Off. Accordingly, the Restricted GDSs will not trade on the NYSE in addition to the Éxito ADSs that we plan to deliver to holders of CBD ADSs in connection with the Spin-Off.

We intend to apply to list Éxito ADSs on the NYSE under the ticker symbol “EXTO.” We intend to apply to list the Éxito BDRs on the B3 under the ticker symbol “       .”

We do not have any other equity securities outstanding apart from our common shares.

Rights of Common Shares

Pursuant to our bylaws, our issued share capital is made up of common shares. No privileges have been granted on the shares, nor are the shares restricted in any way. Further, there are no option contracts on our common shares.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

B. Memorandum and Articles of Association

Below is a brief summary of certain significant provisions of our bylaws and Colombian corporate law. This description does not purport to be complete and is qualified by reference to our bylaws (an English translation of which is attached as an exhibit to this registration statement) and to Colombian corporate law.

Corporation Objects and Purposes

Pursuant to our bylaws, our main business purpose is:

●	the acquisition, processing, transformation, and in general, the distribution and commercial sale in any form, including the financing thereof, of all types of domestic and foreign goods and products, produced either locally or abroad, including pharmaceuticals, medical and other related items, wholesale and/or retail; retail by physical or virtual means. Also, the provision of complementary services such as credit granting for the acquisition of merchandise, insurance granting, transfers, remittances and activities of support to an operator of postal services of payment duly authorized and registered; the provision of mobile phone services, travel and tourist package sales, repair and maintenance of movable assets, bureaucratic procedures and errands, and the provision in rent or under any other title of stores or commercial spaces in supermarkets or shopping malls;

●	the acquisition, creation, organization, establishment, administration and operation of stores, supermarkets, drugstores and pharmacies, warehouses and other commercial establishments for the purchase of goods and products of all kinds for resale, disposal of the same by wholesale and and/or retail, the sale of goods and the provision of complementary services according to modern sales systems in specialized multiple business and/or self-service stores among which are those known under the commercial name of “ALMACENES ÉXITO”;

●	rent or rent out commercial sites, receive or cede in rentals or under other title sales or commercial areas or sites within its business establishments, equipment, items and chattels utilized for the business of merchandise and products distribution and the presentation of complementary services;

●	establish, finance, promote and participate with other individuals or companies in the incorporation of companies or businesses aimed at the production of objects, goods, articles or items or the provision of services related with the corporate purpose, and associate with these companies as a partner, through contributions in money, goods or services;

●	the development, construction, management, marketing, administration, operation, lease and economic exploitation of company or third party real estate assets with any type of destiny or use. The promotion and execution of, or investment in projects that are carried out on properties belonging to the company or to third parties, whether directly or indirectly, and may form partnerships or any other form of association, to participate in programs or plans for plot division plans or division of real estate intended for housing, commerce, industry, office space, among others, and the sale, lease and economic exploitation of the lots, plots, premises, offices, houses, apartments and, in general, real estate units resulting from the aforementioned real estate projects. The provision of services for structuring, promotion, development and project management and administration and management of real estate assets and company and third party vehicles;

●	apply funds for the purchase of stocks, bonds, commercial paper and other securities freely traded in the market, as deemed by our board of directors, for the purpose of stable investments or as a short-term tradable investment of excess cash or liquidity;

●	the wholesale distribution of petroleum based liquid fuels;

●	the retail distribution of petroleum liquid fuels through automotive service stations;

●	the distribution of alcohols, biofuels, vehicular natural gas and any other fuel or mixture having application in the automotive, industrial, fluvial, marine and aviation sector;

●	the provision in Colombia and abroad of corporate and business services to third parties; and

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

●	establish, finance, promote and concur with other natural or legal persons to the formation of companies or businesses whose purpose is the generation, transmission, distribution and commercialization of energy, as well as the development of all similar, connected, complementary and related activities to the distribution and commercialization of energy, the performance of works, designs and consultancy in energy solutions, including the provision of technical services and the marketing of associated products, directly or through third parties.

In development of our main business, we may acquire tangible and intangible property, required for the accomplishment of the corporate purpose; and also acquire and own assets, social insurance contributions and shares in commercial or civil companies and any other form of association, securities of all kinds with stable investment purposes, or as investment for promotion or to take advantage of tax incentives as established by law; temporary investments in early liquidity shares for the purpose of temporary productive use of a cash surplus or liquid assets or other which are not required to immediately for the development of company business; to import and to export goods, products, manufactures of any type; to issue bonds and/or commercial papers or other massive security emissions authorized by the legal or regulatory standards for public placement, to offer consumer loan agreements, to perform firm factoring operations with funds belonging to the company, to constitute guarantees on its real estate, and to conduct financial operations that for the acquisition of funds or other assets, or assure the supply of goods and/or services, some of which may be necessary for the development of the company; to act as an agent or representative of national or foreign entrepreneurs, and to uphold all kinds of contracts related to the distribution and/or sale of goods and services; promote and establish or invest in companies or any other form of association, for the development of any activities included within the aforementioned corporate purpose, merge with, absorb, or split from other companies; to acquire brands, emblems, trade names, patents or other industrial property or intellectual property rights, to exploit them or to outsource its development to third parties under contractual license; and, in general, to execute all the acts and to uphold all contracts, irrespective of their nature, related to the corporate purpose or which have as a purpose to exercise the rights and to fulfill the obligations, whether legally or conditionally derived from the existence and activities carried out by us.

Common Shares

As of the date of this registration statement, our share capital consists of 1,344,720,453 common shares, par value of COP 3.33 per common share. Our bylaws authorize the issuance of up to 1,590,000,000 common shares.

Allocation of Net Profits and Distribution of Dividends

Allocation of Net Profits

We have not formally approved a policy for allocation of net income.

Distribution of Dividends

The Colombian Commercial Code establishes that the company must, after payment of income taxes, appropriation of legal reserves, and after offsetting losses from prior fiscal years, distribute at least 50% of its annual income attributable to the shareholders of the controlling entity to all shareholders, payable in cash, or as determined by the general shareholders’ meeting, but in any case, within one year following the date in which the dividends were determined. The minimum common stock dividend requirement of at least 50% may be waived by a favorable vote of 78% of the common shares represented at the general shareholders’ meeting, in accordance with article 155 of the Colombian Commercial Code. If the total amount assigned to the legal reserve of a company exceeds the amount of its share capital, the percentage required to be distributed increases to 70%, in accordance with article 454 of the Colombian Commercial Code.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Board of Directors

Our board of directors is the main decision-making body responsible for determining the direction of our business operations. According to our bylaws and the internal regulation of the board of directors, the board shall consist of nine members, three which must be independent, elected and removable by the annual shareholders’ meeting. The term of office of the members of the board of directors shall be up to two years, with re-election permitted. The board of directors shall ordinarily meet at least eight times a year, to review the financial and other results of the Company and to review and follow-up of the annual operating plan and strategic plan, and shall extraordinarily meet whenever necessary.

Our board of directors is comprised of nine members elected by our shareholders, with three of those being independent directors. The term of office of all of our directors will expire in the 2024 annual shareholder’s meeting which will approve the financial statements of the fiscal year of 2023. We are managed by our board of directors and by our executive officers.

Executive Officers

Our executive officers are our legal representatives, and are mainly responsible for our day-to-day management and for implementing the policies and general guidelines established by our board of directors. According to our bylaws, our executive officers shall include of one Chief Executive Officer, one Chief Operating Officer and other officers appointed and removed by the board of directors.

The responsibilities of our executive officers include adopting plans related to our management and operations, reporting to shareholders each fiscal year on the status of our business activities, presenting the year-end balance sheets and other legally required financial statements and submitting investment programs and budgets to our board of directors.

Our executive officers are elected by our board of directors.

For more information about our executive officers, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Executive Officers.”

Board Committees

Audit and Risk Committee

The audit and risks committee is comprised exclusively of all the independent members. The audit and risk committee is tasked with the monitoring the processes for financial information and reports, risk management, internal control systems (including monitoring internal and external audits) and regulatory compliance (with a greater focus on preventing money laundering and financing terrorism). The committee also monitors the transparency program, personal data protection program, transactions between related parties and reviews the annual report.

For more information about our statutory audit committee, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Board Committees—Audit Committee.”

Other Committees

Our board of directors may at any time create additional advisory committees to assist in the performance of its duties. As of the date of this registration statement, our board of directors has approved the creation the following additional committees: (1) appointments, remuneration and corporate governance committee; (2) business and investment committee; (3) financial committee; and (4) sustainability committee. The responsibilities of our committees are set by their respective internal regulations.

For more information about our board committees, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Board Committees.”

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Voting Rights

At our shareholders’ meetings, each common share entitles the holder to one vote, without restriction regarding the number of votes that can be made by the shareholder or representative, but remaining in effect prohibitions or ineligibilities for votes on certain matters, such as the case of our management and employees in voting on our financial statements, year-end accounts and dissolution. The votes of a single shareholder shall not be divisible.

Shareholders’ Meetings

Our shareholders’ meetings will hold its annual meeting before March 31 each year and in our registered office. Pursuant to our bylaws, the following actions, among others, may be taken only at an annual shareholders’ meeting:

●	the inspection of our situation;

●	the appointment or removal of our officers and other elected executives;

●	the establishment of our economic directives;

●	the approval of the accounts and balances of the past year;

●	the approval of the distribution of profits; and

●	the approval of all the decisions needed to guarantee our corporate purpose compliance.

If our shareholders’ meeting is not called before March 31, applicable law contemplates the possibility of holding meetings in its own right. Our shareholders’ meeting by its own right can meet the first business day of the month of April at 10:00 a.m. in the morning, in our registered office, deciding validly with a plural number of shareholders and any number of shares are represented by them.

Within five calendar days after the publication of the notice for an annual shareholders’ meetings, any shareholder is entitle to: (1) propose one or more items to the agenda of the shareholders’ meeting; (2) present new proposals to decide on the items already included in the agenda; and (3) request information or make inquiries about the items in the agenda.

Our board of directors regulates the manner in which such requests from shareholders shall be responded. If the proposal of the shareholder to add one or more items to the agenda is accepted by our board of directors, a complement to the notice for the annual shareholders’ meeting will be published at least fifteen calendar days before the meeting is held or fifteen business days in advance, if the new point to be included is one of those that confers the right of inspection to the shareholders.

Shareholders keep their right to present proposals during the shareholders’ meeting, so unless the segregation (wrongful split) of the company is presented to the shareholders’ meeting for its consideration, if said decision is to be made by this body, or when the items proposed are other matters that in accordance to the law may only be debated if special requisites were previously observed about the call of the meeting, its publicity and its delivery of the project to the shareholders to examine during the period of the call, provided for the right of inspection for extraordinary meetings will be held when unforeseen or urgent needs demand it.

Call of Shareholders’ Meeting

Our board of directors or chief executive officer may call annual shareholders’ meetings. Our board of directors, chief executive officer or statutory auditor, either by their own initiative or at the request of a number of shareholders that represents a quarter or more of our common shares may call for extraordinary meetings.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Notice of our Shareholders’ Meetings

The notice of our annual shareholders’ meetings must be published at least thirty calendar days before, without prejudice to the compliance of the applicable law, and the delivery of the corresponding financial statements, reports, propositions, books and other paperwork, that in accordance to the applicable law will remain at the disposal of the shareholders to inspect or consult during the period indicated in article 447 of the Colombian Commercial Code and at our registered offices. The notice of our extraordinary shareholders’ meetings must be published at least fifteen calendar days before.

Conditions of Admission to Shareholders’ Meeting

Shareholders attending a shareholders’ meeting must be registered as shareholders in our shareholders ledger and can attend in person, represented by their legal representatives or by a proxy appointed in writing.

Quorum and Voting at Shareholders’ Meeting

Subject to legal exceptions, shareholders’ meeting will deliberate with a plurality of shareholders representing at least half plus one of the subscribed common shares at the date of the shareholders’ meeting. If for lack of quorum the shareholders’ meeting is unable to deliberate, another meeting will be called to decide validly with one or more shareholders regardless of the number of common shares held.

The decisions of the shareholders’ meeting shall require an absolute majority of the votes corresponding to the shares represented at the meeting, with the following exceptions:

●	as long as it is required by articles 155 and 454 of the Colombian Commercial Code, the distribution of profits requires the approval of at least 78% of the shares represented at the meeting. In the absence of such a majority approval, the distribution will not be less than fifty percent of the profits or the remainder thereof after compensating for losses from previous periods. If the sum of the legal, statutory, and occasional reserves exceeds the value of the share capital, the obligatory percentage of liquid profits that must be distributed, in the absence of the indicated majority, will rise to seventy percent;

●	the decision on the placement of shares without preference for the shareholders will require approval of at least 70% percent of the shares represented, as long as it is required by paragraph 5 of article 420 of the Colombian Commercial Code;

●	the payment of the dividend in shares issued by the company, obligatory for the shareholder, requires approval of at least 80% of shareholders, requires a eighty percent of the shares represented, as long as it is required by article 455 of the Colombian Commercial Code; and

●	a spin-off requires unanimity of the shares represented in the shareholders’ meeting to modify the proportion of shareholder participation in the spin-off, in this case the company in the capital of the beneficiary company in accordance with the law, as long as it is required by article 3 of Law 222 of 1995.

All others that by applicable law require a qualified or special majority above the absolute majority.

Remote Voting

Shareholder may exercise their rights by proxy or agents appointed in public deed or private document, letter or fax directed to us, or in other written form. The representation of shares to deliberate and vote at the shareholders’ meeting and the proxies granted for this effect by the shareholders is subject to the prohibitions, restrictions and requirements of the law. Such powers may be authorized in writing, indicating the name of the representative or agent, the person to whom he/she who can delegate representation, if be the case, and the date or period of the meeting or meetings for which power is conferred. Powers authorized outside the country are subject to the same requirements.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Preemptive Rights on Increases in Share Capital

According to our bylaws, any new issue of shares will have preemptive rights in an amount proportional to that recorded in the shareholders ledger as of the date of the approval of such issuance. However, the preemptive rights do not apply in the following cases:

●	when the shareholders’ meeting decides, by a vote of not less than seventy percent of the shares present at the meeting;

●	when the issuance is targeted to the subscription of shares by our employees or subsidiaries as part of their compensation package; or

●	in the case of merger, spin-off or reorganization event involving the subscription of shares as a payment method.

Withdrawal Rights

Shareholders shall have withdrawal rights in the case of merger, split or transformation, or to the voluntary cancellation of the registration of its shares in the National Registry of Values or Stock Market. In the notice for said call the matters to be debated shall be specifically indicated and the shareholders will be informed of the delivery, during said period, to the main offices, of the respective project or report about the reasons for this proposal, so the shareholders may consult it. In addition, there will be included notices about the possibility to exercise the right to withdraw.

Form and Transfer of Shares

Our shares are participation securities, negotiable according to law, except those legally exempt. In cases of disposal, registration in the shareholders ledger will be made by written order of the transferor, whether by letter of transfer, or in the form of endorsement of the respective certificate. In forced selling and award cases, the recording shall be made by producing the original or certified copy of the relevant documents which contain an order or communication from the legally required person.

To issue new registration and title to the purchaser, the company will cancel certificates issued to the grantor or previous owner, except in the case of an operation with respect to a certificate in decentralized securities depository, in which case it will not be cancelled and therefore a new certificate will not be issued; instead, the relevant registration will be made through a communication issued by the security depository.

Sale of Control of the Company

Colombian regulation does not contemplate specific rules or procedures when a third party is willing to buy or sell control of listed companies. Therefore, tender offer regulations described in “—Acquisition of a Significant Equity Interest in the Company” are applicable. Furthermore, in the event of transactions that have been previously agreed upon by the parties seeking to sell or acquire control, then the buyer and the seller would need to disclose to the market the pre-agreed transaction thirty days before its execution and settlement.

Acquisition of a Significant Equity Interest in the Company

Pursuant to Decree 2555 of 2010, any person or group of people intending to become the beneficial owner of twenty five percent or more of the shares with voting rights of a company listed in the BVC, must launch a tender offer. Any tender offer in the Colombian market must be addressed to all the shareholders of a company listed in the BVC and set to acquire at least five percent of the total outstanding shares of such company.

The obligation to launch a tender offer is equally applicable to a person or group of individuals that are already the beneficial owner of twenty five percent of the shares of a listed company and intend to increase said participation by five percent or more. In addition, whenever a beneficial owner of more than twenty five percent of the shares of a listed company has privately acquired less than five percent of the total outstanding shares, such person or group of individuals must launch a tender offer at the moment that such private transactions add up to the five percent threshold.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

According to Colombian law, a beneficial owner is such person or group of individuals that due to a contract or any other legal act, directly or indirectly, have or may have the authority to (1) control the voting rights of the shares, and (2) dispose of (sale/transfer/impose liens) such shares. To be considered as a beneficial owner of certain shares, the relevant person or entity must be in the capacity to exercise both powers by means of any legal act. As a result, the beneficial owner concept extends to persons or entities that have indirect control over the shares of a listed company and therefore, this concept is particularly important when determining whether a specific beneficial owner would be in the need of carrying out a tender offer.

Arbitration

The disputes that arise between shareholders, the shareholders and the company, or the shareholders and the board of directors, while this entity exists, at the time that it is being dissolved or during the period that it is being liquidated, and which cannot be settled directly by those involved with a period of thirty business days, will be subject to the decision of a court of arbitration, comprised of three designated arbitrators agreed on by the parties, and if no agreement is reached, by the Medellin Chamber of Commerce. The decision must be rendered according to the law, preferably by applying the regulations contained in the bylaws detailed here and, where these or other Colombian laws fall short, by applying the general principals of law and natural equity, pursuant to the legal regulations that govern the arbitration process. If, for some reason, the Chamber of Commerce does not designate the arbitrators, the designation will be carried out in accordance with the procedural regulations that apply to the case. For the purposes of this clause, a party is understood as a person or group of people with a common interest.

C. Material Contracts

Agency Agreement with Casino

For information regarding our agency agreement with Casino, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions––Other Related Party Transactions—Agreements with the Casino Group—Agency Agreement.”

D. Exchange Controls

The property of Éxito common shares will be registered before the Colombian Central Bank as foreign investment on the name of the foreign entities registered before Deceval as owner of those shares.

For the Colombian residents that acquire ADSs and BDRs, such ADSs and BDRs will be considered a financial investment and/or in assets located abroad of Colombia. Thus, the effective payment from Colombia to purchase the ADSs and BDRs can be completed using the foreign exchange market and registered as a financial investment abroad of Colombia by filling the correspondent international investment foreign exchange form. In this case, profits and any gain related to the ADSs and BDRs must be transferred using the foreign exchange market.

The ADSs and BDRs can also be acquired with currencies of the free market or unpaid, without registration before the Colombian Central Bank. In this scenario, the reception of profits and gains from the ADSs and BDRs can be freely received abroad of Colombia or voluntary remitted to Colombia using the foreign exchange market.

E. Taxation

The following discussion contains a description of the material Colombian, U.S. federal income and Brazilian tax consequences of the Spin-Off, as well as the acquisition, ownership and disposition of the Éxito common shares, ADS and BDRs. The following discussion is not intended to constitute a complete analysis of all tax consequences relating to the Spin-Off or the acquisition, ownership and disposition of our common shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Material Colombian Tax Consequences

The following discussion describes the material Colombian income and capital gains tax consequences relating to: (1) the Spin-Off under Brazilian law in the form of a capital reduction by CBD under Colombian law for (i) persons that are not residents in Colombia for tax purposes (“Non-Resident Holders”) and (ii) persons that are residents in Colombia for tax purposes, as defined by the applicable Colombian tax legislation (“Colombian Resident Holders”); and (2) the purchase, ownership and disposal of Éxito common shares and Éxito ADSs by Non-Resident Holders.

It does not purport to be a comprehensive discussion of all the tax consequences that may be relevant to these matters, and it is not applicable to all categories of investors, some of which may be subject to special tax rules not specifically addressed herein. It is exclusively based upon the tax laws of Colombia, in effect as of the date of this registration statement, which are subject to change and to differing interpretations. Any change in the applicable Colombian laws and regulations may impact the consequences described below.

The tax consequences described below do not take into account tax treaties entered into by Colombia and other countries. The discussion also does not address any tax consequences under the tax laws of any state or locality of Colombia, except if otherwise stated herein.

Although there is presently no income tax treaty between Colombia and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a tax treaty will enter into force or how such a treaty would affect a U.S. holder of Éxito common shares or Éxito ADSs.

You are advised to consult your own tax advisor with respect to the Spin-Off or an investment in Éxito common shares or Éxito ADSs in light of your particular investment circumstances.

Material Colombian Tax Consequences Relating to the Spin-Off

In connection with the Spin-Off, Non-Resident Holders and Colombian Resident Holders of CBD common shares will receive Éxito common shares or Éxito BDRs, and Non-Resident Holders and Colombian Resident Holders of CBD ADSs will receive Éxito ADSs in return of the spun-off equity of CBD.

Taxation derived from the transfer of Éxito common shares by CBD

The transfer of Éxito common shares from CBD to Non-Resident Holders and Colombian Resident Holders, as a consequence of a capital reduction of CBD, is a taxable event in Colombia for CBD. If the fair market value of Éxito shares exceeds CBD’s COP adjusted tax basis in the transferred Éxito common shares, the corresponding gain resulting from the transaction would be subject in Colombia to a 15% capital gains tax as of January 1, 2023, should CBD have held the corresponding Éxito shares as (i) a fixed asset for (ii) more than 2 years; if neither (i) or (ii) are met, the corresponding gain will be subject to a 35% corporate income tax. Losses from the transfer of Éxito’s shares are non-deductible for Colombian tax purposes. In this case, even if the beneficiary is a Colombian Resident Holder who is a withholding agent, neither a cross-border back-up withholding, nor a withholding tax should apply.

Pursuant to Section 36-1 of the Colombian Tax Code, if within any given fiscal year (January, 1 – December, 31) the transfer of the Colombian Stock Exchange listed Éxito shares does not exceed 3% (as of January 1, 2023) of the issued shares in the market, the transfer should not be subject to income or capital gains taxes in Colombia.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

In the case of Non-Resident Holders, should the transfer occur between related parties, as defined by the Section 260-4 of the Colombian Tax Code, the deemed transfer price for tax purposes must correspond to the fair market value of Éxito shares, determined either based on (i) a free cash flow valuation or (ii) Éxito stock price as of the day prior to the sale. Even though the Colombian Tax Code affords both alternatives for the determination of the fair market value of shares, the stock price should be preferred in cases where the shares are listed in a stock exchange, as it is the case of Éxito common shares. Hence, for Colombian tax purposes, the sale price must be at least equivalent to the stock price as of the day prior to the capital reduction.

The transfer of the Éxito shares as a consequence of the capital reduction, resets the holding period in the shares for the transferee. Accordingly, any profit or gain from a subsequent disposal or alienation of said shares within the two (2) years following the capital reduction will not qualify for capital gains treatment. Rather, any such gain may be subject to income tax.

Taxation Derived from the transfer of Éxito ADSs by CBD

The transfer of Éxito ADSs from CBD to Non-Resident Holders of CBDs shares, as a consequence of a capital reduction of CBD, should not be deemed to be a taxable event in Colombia for CBD, provided that the previous conversion of Éxito common shares into Éxito ADSs by CBD was previously taxed in Colombia.

Material Colombian Tax Consequences for Non-Resident Holders of Éxito Common Shares and Éxito ADSs

The following discussion summarizes the main Colombian tax consequences applicable to the purchase, ownership and disposal of Éxito common shares or Éxito ADSs by a Non-Resident Holder.

Taxation of Dividends

Colombian law provides for an equalization system according to which dividends paid from profits not taxed at the corporate level will be taxed upon distribution, via withholding. In addition, a dividend tax applies on top of the equalization tax or even if no equalization tax is due.

In order to determine the amount of profits taxed at the corporate level a formula needs to be applied. In general, the formula provides that the result from subtracting each year’s income tax from each year’s taxable basis corresponds to the amount of profits taxed at the corporate level that can be distributed as dividends untaxed with the corporate income tax (these dividends are only subject to the dividend tax withholding as explained below). The excess corresponds to those profits that were not taxed at the corporate level. In this case, dividends will be taxed at the corporate income tax rate plus the dividend withholding tax as explained below:

●	Dividends paid to a foreign entity or a non-resident individual from profits that have not been taxed at the corporate level in Colombia are taxed at the general income tax of 20% as of January 1, 2023. Applicable taxes on dividends distributed to non-resident individuals will be paid through the withholding mechanism.

●	Dividends paid to a foreign entity or non-resident individual out of profits taxed at corporate level are only subject to a 20% dividend tax payable through the withholding mechanism for distributions made on or after January 1, 2023.

●	The first dividend distribution paid to a resident entity from profits that have not been taxed at the corporate level, will be taxed at the general income tax rate of 35% as from 2022, plus a dividend tax at 10% on the balance (this tax is creditable up the structure until the first Colombian individual or non-resident shareholder is reached). The second distribution of those dividends will not be levied with dividend tax.

●	The first dividend distribution paid to a resident entity out of profits taxed at the corporate level are subject only to the 10% dividend tax. From the second distribution thereon, the dividends are not subject to dividend tax.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

●	Dividends paid to a resident individual from profits that have not been taxed at the corporate level in Colombia are taxed at the general income tax rate of 35% as from 2022, plus a 0 to 39% dividend tax on the balance for dividend distributions made on or after January 1, 2023. In this case, , the resident individual could potentially benefit from a maximum 19% tax credit that could potentially reduce the maximum effective dividend tax to 20%.

●	Dividends, in excess of 1090 UVT, paid to a resident individual out of profits taxed at corporate level, are only subject to a 0 to 39% dividend tax on the balance for dividend distributions made on or after January 1, 2023. In this case, the resident individual could potentially benefit from a maximum 19% tax credit that could potentially reduce the maximum effective dividend tax to 20%.

Capital Gains

Gains from gifts, inheritances and the sale of fixed assets owned for at least two (2) years are taxed at a 15% rate as of January 1, 2023. This special rate applies to all taxpayers regardless of residence.

Certain exceptions apply to both income tax and capital gains tax that need to be analyzed on a case-by-case basis. For example, profits from the sale of shares listed in the Colombian Stock Market are not subject to income or capital gains tax, regardless of holding period, insofar as the shares sold are owned by the same beneficial owner and represent no more than 3% of the outstanding shares in the listed company, if the sale occurs on or after January 1, 2023. This exception should apply as long as the shares being sold are registered in the Colombian Exchange, even if the sale occurs through a foreign stock market. Investors should seek their own tax advice.

For these purposes, Investors should consider that Law 2155 of 2021 modified the definition of beneficial owner.

Taxation derived from the sale of Éxito common shares

Pursuant to Section 36-1 of the Colombian Tax Code, if within any given fiscal year (January, 1 – December, 31) the transfer by any holder of Éxito common shares in the Colombian Stock Exchange does not exceed 3% of the issued shares in the market , the transfer should not be subject to income or capital gains taxes in Colombia.

The sale of Éxito common shares above the aforementioned threshold triggers a taxable event in Colombia for the seller. If the purchase price of the Éxito common shares exceeds the seller’s COP adjusted tax basis in the sold shares, the corresponding gain resulting from the transaction should be subject in Colombia to a 15% capital gains tax as of January 1, 2023, should the seller have held the corresponding Éxito common shares as (i) a fixed asset for (ii) more than 2 years; if neither (i) or (ii) are met, the gain should be subject to a 35% corporate income tax in the case of entities and non-resident individuals, or up to 39% in the case of resident individuals. Losses from the sale of Éxito’s common shares are nondeductible for Colombian tax purposes.

If the buyer of the Éxito shares is a Colombian taxpayer charged with the obligation to withhold at source, there is a potential cross-border back-up withholding applicable by the purchaser on the gross purchase price. Such withholding will be of 10% for capital gains tax or 15% for regular income tax. Said backup withholding can be credited towards the final tax liability assessed in the tax return to be filed by the seller. Upon tax assessment, if because of the applied back-up withholding there is a resulting tax refundable amount, the seller could file for a tax refund before the Colombian Tax Service (DIAN). – No withholding if the transaction is settled through the Colombian Stock Exchange.

Should the sale occur between related parties, Section 260-4 of the Colombian Tax Code provides that the purchase price must correspond to the fair market value of the Éxito shares, determined either based on (i) a free cash flow valuation or (ii) Éxito stock price as of the day prior to the sale. Should this be case, for Colombian tax purposes, the purchase price should be at least equivalent to the stock price as of the day prior to the sale.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Should the sale occur between non-related parties, Section 90 of the Colombian Tax Code provides that the deemed purchase price for tax purposes must correspond to at least 130% of the intrinsic value of the Éxito shares. Intrinsic value per Éxito share equals 100% of the net equity of Éxito divided by the number of Éxito’s issued shares (i.e., acciones en circulación). This tax rule will only have impact if the agreed price is below the deemed price (130% of the intrinsic value), in which case for the corresponding tax consequences must be assessed and reported using the minimum deemed price, unless a technical valuation exists to support such lower agreed price.

The sale of the shares will reset the holding period in the shares for the purchaser.

Taxation derived from the conversion of Éxito common shares into Éxito ADSs

The Éxito shares conversion/exchange into ADSs by any holder of ADSs should trigger a taxable event subject to either regular income tax or capital gains tax observing the rules discussed in Paragraph 1 of the immediately previous section “—Taxation derived from the sale of Éxito common shares,” as applicable to said holder.

The Colombian Tax Service has taken the position that the ADSs are deemed as an asset different from the underlying shares in Éxito. However, because there are arguments to hold the contrary view, there is uncertainty as to what occurs when the common shares in Éxito are converted/exchanged for ADSs by CBD, who ceases to be the holder of record of the Éxito common shares, and whether such exchange triggers taxation in Colombia or whether it can be deemed as a tax deferral event. There is a risk that the Colombian Tax Service takes the position that the exchange should be viewed as a taxable event triggering capital gains tax in Colombia, should CBD take the opposite view.

Taxation derived from the sale of Éxito ADSs

The sale or exchange of Éxito ADSs by Non-Resident Holders should not trigger a taxable event in Colombia, provided that the previous conversion of Éxito common shares into Éxito ADSs by CBD was previously taxed in Colombia.

The Colombian tax regime does not have a rule specifically dealing with the income tax effects of the sale or exchange of ADSs. Nonetheless, the current position of the Colombian Tax Service (DIAN) is that the ADSs are considered a different and independent security from the underlying shares that are in custody by the ADS Program Administrator. In this sense, from the interpretation of the general rules regarding sourcing of income and taxation of Non-Resident Holders the ADSs held abroad are not deemed to be Colombian assets, and the capital gains obtained from the sale of ADRs by non-Colombian entities, Colombian individuals who are non-residents in Colombia and foreign non-resident individuals, should neither be subject to income nor capital gains taxes in Colombia. In line with this, it is worth noting that the sale of the ADSs should not fall under the offshore transfers regime and as such, such sale should not be deemed as a taxable indirect transfer of the underlying common shares of Éxito, once again, provided that the previous conversion of Éxito common shares into Éxito ADSs by CBD was previously taxed in Colombia (please refer to the immediately following section for taxation upon conversion).

Taxation derived from the conversion of Éxito ADSs into Éxito common shares

Provided that the previous conversion of Éxito common shares into Éxito ADSs by CBD was previously taxed in Colombia, the conversion of Éxito ADSs into Éxito common shares should not trigger a taxable event for the holder of the ADSs.

Other Colombian Taxes

As of the date of this registration statement, there is no income tax treaty and no inheritance or gift tax treaty in effect between Colombia and the United States of America. Transfers of Éxito ADSs from Non-Resident Holders or Colombian Resident Holders to non-tax residents of Colombia by gift or inheritance are not subject to Colombian income or capital gains taxes. Transfers of Éxito common shares or Éxito ADSs by gift or inheritance from residents to residents or from non-residents to residents should be subject to capital gains taxation in Colombia at the applicable tax rate for occasional gains obtained by residents of Colombia. There are no Colombian stamp, issue, registration or similar taxes or duties payable by a Non-Resident Holder of Éxito common shares or Éxito ADSs.

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Material U.S. Federal Income Tax Consequences

In General

The following is a discussion of the material U.S. federal income tax consequences generally applicable to U.S. Holders (as defined below) of: (1) the Spin-Off; and (2) owning and disposing of the Éxito common shares or the Éxito ADSs (the “Éxito Shares”) received in the Spin-Off, based on the description of the Transaction set forth herein. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the U.S. Treasury Regulations promulgated thereunder, administrative guidance and court decisions, in each case as of the date hereof, all of which are subject to change, possibly with retroactive effect, and to differing interpretations. This discussion addresses only those holders that hold their CBD common shares or CBD ADSs (the “CBD Shares”), and will hold their Éxito Shares received in the Spin-Off, as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address any aspect of non-U.S. tax law or U.S state, local, alternative minimum, estate, gift or other tax law that may be applicable to a holder. This discussion does not constitute tax advice and does not address all aspects of U.S. federal income taxation that may be relevant to particular holders of CBD Shares or Éxito Shares in light of their personal circumstances, or to any holders subject to special treatment under the Code, such as:

●	banks, mutual funds and other financial institutions;

●	real estate investment trusts and regulated investment companies;

●	traders in securities who elect to apply a mark-to-market method of accounting;

●	tax-exempt organizations or governmental organizations;

●	insurance companies;

●	dealers or brokers in securities or foreign currency;

●	individual retirement and other deferred accounts;

●	U.S. Holders whose functional currency is not the U.S. dollar;

●	U.S. expatriates and former citizens or long-term residents of the United States;

●	“passive foreign investment companies” or “controlled foreign corporations,” and corporations that accumulate earnings to avoid U.S. federal income tax;

●	persons subject to the alternative minimum tax;

●	U.S. Holders who own or are deemed to own 10% or more (by vote or value) of CBD’s or Éxito’s voting stock;

●	persons who hold their shares as part of a straddle, hedging, conversion, constructive sale or other risk reduction transaction;

●	persons who purchase or sell their shares as part of a wash sale for tax purposes;

●	“S corporations,” partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes, or other pass-through entities (and investors therein); and

●	persons who received their shares through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan.

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For purposes of this discussion, a “U.S. Holder” means a beneficial owner of CBD Shares or, after the completion of the Spin-Off, Éxito Shares that for U.S. federal income tax purposes is:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States, any state thereof or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership, including for this purpose any arrangement or entity that is treated as a partnership for U.S. federal income tax purposes, holds CBD Shares or, after the completion of the Spin-Off, Éxito Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A holder that is a partnership for U.S. federal income tax purposes and the partners in such partnership are urged to consult their tax advisors about the U.S. federal income tax consequences of the Spin-Off and the ownership and disposition of Éxito Shares.

CBD intends to take the position, and this discussion assumes, that the Spin-Off will be a taxable distribution to U.S. Holders for U.S. federal income tax purposes. CBD does not intend to request any ruling from the IRS as to the U.S. federal income tax consequences of the Spin-Off. No assurance can be given that the IRS will not challenge the conclusions reflected herein or that a court would not sustain such a challenge.

This discussion is for informational purposes only and is not tax advice. Holders of CBD Shares or, after the completion of the Spin-Off, Éxito Shares should consult their tax advisors with respect to the U.S. federal income tax consequences to them of the Spin-Off and the ownership and disposition of Éxito Shares in light of their particular circumstances, as well as any tax consequences of such matters arising under the U.S. federal tax laws other than those pertaining to income tax, including estate or gift tax laws, or under any state, local or non-U.S. tax laws or under any applicable income tax treaty.

U.S. Federal Income Tax Consequences of the Spin-Off

Generally, any cash and the fair market value of property that is distributed by such corporation will be treated as a taxable distribution. Under certain tax rules, however, a company may undergo a corporate division and distribute stock of a controlled corporation on a tax-free basis if various requirements are met. We intend to take the position that for U.S. federal income tax purposes, the Spin-Off is taxable because it is unable to satisfy all of the requirements to qualify as a tax-free corporate division. The remainder of this discussion will assume that the Spin-Off will be a taxable distribution for U.S. federal income tax purposes.

Each U.S. Holder of CBD Shares who receives Éxito Shares in the Spin-Off will generally be treated as receiving a taxable distribution equal to the fair market value of the Éxito Shares (determined at the time of the Spin-Off) received by such holder in the Spin-Off (including fractional shares). In such event, such distribution will be treated as a taxable dividend to each U.S. Holder of CBD Shares, but only to the extent that such distribution is paid out of CBD’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of the distribution exceeds CBD’s current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess will be treated first as a tax-free return of a U.S. Holder’s tax basis in such holder’s CBD Shares, and then, to the extent such excess amount exceeds such holder’s tax basis in such CBD Shares, as capital gain. CBD, however, does not intend to calculate its earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that the distribution of Éxito Shares would be reported as a dividend even if such distribution would otherwise be treated as a tax-free return of capital or as capital gain under the rules described above. The distribution of Éxito Shares generally will not be eligible for either the dividends-received deduction generally available to U.S. corporations under the Code or for the lower rates applicable to “qualified dividend income” for non-corporate U.S. Holders. U.S. Holders’ basis in the Éxito Shares received in the Spin-Off will be equal to the fair market value of such shares as of the date of distribution. Please consult your personal tax advisor regarding the U.S. federal income tax consequences of the Spin-Off to you.

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Backup Withholding and Information Reporting

Payments of cash in lieu of fractional shares of Éxito Shares to a U.S. Holder pursuant to the Spin-Off may, under certain circumstances, be subject to information reporting and backup withholding, unless the holder provides proof of an applicable exemption or, in the case of backup withholding, furnishes its taxpayer identification number and otherwise complies with all applicable requirements of the backup withholding rules. Backup withholding is not an additional tax and generally will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

U.S. Federal Income Tax Consequences of Owning and Disposing of Éxito Shares Received in the Spin-Off

Distributions on Éxito Shares

Subject to the discussion below under “—Passive Foreign Investment Company,” the gross amount of any distribution that Éxito makes to a U.S. Holder with respect to Éxito Shares (including the amount of any taxes withheld therefrom) generally will be includible in such holder’s gross income, in the year actually or constructively received, as dividend income, but only to the extent that such distribution is paid out of Éxito’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of the distribution exceeds Éxito’s current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess will be treated first as a tax-free return of a U.S. Holder’s tax basis in such holder’s Éxito Shares, and then, to the extent such excess amount exceeds such holder’s tax basis in such Éxito Shares, as capital gain. Éxito, however, may not calculate its earnings and profits under U.S. federal income tax principles. In that case, a U.S. Holder should expect that any distribution Éxito makes will be reported as a dividend even if such distribution would otherwise be treated as a tax-free return of capital or as capital gain under the rules described above. Dividends paid by Éxito will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations under the Code or for the lower rates applicable to “qualified dividend income” for non-corporate U.S. Holders.

Subject to certain conditions and limitations, non-U.S. taxes withheld, if any, from dividends on the Éxito Shares may be treated as foreign taxes eligible for a credit against the U.S. federal income tax liability of a U.S. Holder. For purposes of calculating the foreign tax credit, dividends paid on the Éxito Shares will be treated as income from sources outside the United States and generally will constitute passive category income. However, as a result of recently issued Treasury Regulations that impose additional requirements for foreign taxes to be eligible for a foreign tax credit, there can be no assurance that a U.S. Holder will be able to claim a credit against its U.S. federal income tax liability for any non-U.S. taxes withheld from dividends on the Éxito Shares. A U.S. Holder may be able to elect to deduct such non-U.S. taxes withheld from dividends on the Éxito Shares, if any, in computing its taxable income for U.S. federal income tax purposes, subject to generally applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year. Further, in certain circumstances, if a U.S. Holder holds its Éxito Shares for less than a specified minimum period, the U.S. Holder will not be allowed a foreign tax credit for non-U.S. taxes imposed, if any, on dividends paid on its shares. The rules governing the foreign tax credit are complex. U.S. Holders should consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Dispositions of Éxito Shares

Subject to the discussion below under “—Passive Foreign Investment Company,” a U.S. Holder generally will recognize capital gain or loss on any sale, exchange, redemption, or other taxable disposition of its Éxito Shares in an amount equal to the difference between the amount realized for the Shares and such U.S. Holder’s tax basis in the Shares (as determined above). Any such capital gain or loss will be long-term if the U.S. Holder’s holding period in the shares exceeds one year. Long-term capital gains of non-corporate taxpayers generally are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss generally will be treated as U.S. source gain or loss.

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Passive Foreign Investment Company

A non-U.S. corporation will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in any taxable year in which the corporation satisfies either of the following requirements:

●	at least 75% of its gross income is “passive income”; or

●	at least 50% of the average gross fair market value of its assets is attributable to assets that produce “passive income” or are held for the production of “passive income.”

Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. In addition, there is a look-through rule for investments in subsidiary corporations. Under this rule, if a non-U.S. corporation owns (directly or indirectly) at least 25% of another corporation, the non-U.S. corporation is treated as owning its proportionate share of the assets of the other corporation and earning its proportionate share of the income of the other corporation for purposes of determining if the non-U.S. foreign corporation is a PFIC.

There can be no assurance that Éxito will not be considered to be a PFIC for any particular year because PFIC status is factual in nature, depends upon factors not wholly within Éxito’s control, generally cannot be determined until the close of the taxable year in question, and is determined annually. If Éxito were a PFIC for any taxable year during which a U.S. Holder owned the Éxito Shares, gains recognized by such U.S. Holder on a sale or other disposition of the Shares would be allocated ratably over the U.S. Holder’s holding period for such Éxito Shares. The amount allocated to the taxable year of the sale or other disposition and to any year before Éxito became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to each such taxable year. Further, any distribution on the Éxito Shares in excess of 125% of the average of the annual distributions on such units or the underlying shares received by a U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation in the same manner as gain, as described immediately above. If Éxito is classified as a PFIC in any year that a U.S. Holder is a shareholder, Éxito generally will continue to be treated as a PFIC for that U.S. Holder in all succeeding years, even if Éxito ceases to satisfy the requirements of being a PFIC. If a U.S. Holder holds the Éxito Shares during any taxable year in which Éxito is a PFIC, that holder generally will be required to file an annual IRS Form 8621. Significant penalties are imposed for failure to file IRS Form 8621, and the failure to file such form may suspend the running of the statute of limitations. U.S. Holders should consult their tax advisers regarding the application of the PFIC rules to their investment in the Éxito Shares.

Backup Withholding and Information Reporting

Payments of dividends to a U.S. Holder and proceeds from the sale or other disposition of Éxito Shares may, under certain circumstances, be subject to information reporting and backup withholding, unless the holder provides proof of an applicable exemption or, in the case of backup withholding, furnishes its taxpayer identification number and otherwise complies with all applicable requirements of the backup withholding rules. Backup withholding is not an additional tax and generally will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Foreign Asset Reporting

Certain U.S. Holders are required to report information relating to an interest in the Éxito Shares, subject to certain exceptions (including an exception for Shares held in accounts maintained by certain financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their U.S. federal income tax return. U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of Éxito Shares.

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Material Brazilian Tax Consequences

The following discussion describes the material Brazilian tax consequences relating to: (1) the Spin-Off for (i) persons that are not domiciled in Brazil for tax purposes (“Non-Resident Holders”) and (ii) persons that are domiciled in Brazil for tax purposes, as defined by the applicable Brazilian tax legislation (“Brazilian Resident Holders”); and (2) the purchase, ownership and disposal of Éxito common shares, ADSs and BDRs by Non-Resident Holders.

It does not purport to be a comprehensive discussion of all the tax consequences that may be relevant to these matters, and it is not applicable to all categories of investors, some of which may be subject to special tax rules not specifically addressed herein. It is based upon the tax laws of Brazil, in effect as of the date of this registration statement, which are subject to change and to differing interpretations. Any change in the applicable Brazilian laws and regulations may impact the consequences described below.

The tax consequences described below do not take into account tax treaties entered into by Brazil and other countries. The discussion also does not address any tax consequences under the tax laws of any state or locality of Brazil, except if otherwise stated herein.

Although there is presently no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a tax treaty will enter into force or how such a treaty would affect a U.S. holder of Éxito common shares, ADSs or BDRs.

You are advised to consult your own tax advisor with respect to the Spin-Off or an investment in Éxito common shares, ADSs or BDRs in light of your particular investment circumstances.

Material Brazilian Tax Consequences Relating to the Spin-Off

In connection with the Spin-Off, Non-Resident Holders and Brazilian Resident Holders of CBD common shares will receive Éxito common shares or Éxito BDRs, and Non-Resident Holders and Brazilian Resident Holders of CBD ADSs will receive Éxito ADSs in return of the spun-off equity of CBD.

Based on Brazilian legislation, as the Spin-Off will be implemented by CBD at book value, no income tax should apply to Non-Resident Holders or Brazilian Resident Holders of CBD common shares that receive Éxito common shares or Éxito BDRs as a consequence of the Spin-Off. In addition, no income tax should apply to Non-Resident Holders of CBD ADSs that receive Éxito ADSs as a consequence of the Spin-Off.

In this context, considering the value of the spun-off equity compared to the current equity value of CBD, Non-Resident Holders and Brazilian Resident Holders would allocate part of their acquisition cost in CBD common shares or CBD ADSs to Éxito common shares, Éxito BDRs or Éxito ADSs, as the case may be, reducing their acquisition cost on CBD common shares or CBD ADSs, as the case may be. Despite the above interpretation, given the lack of precedent on the matter and in light of the general and unclear scope of regulations dealing with the subject, it is not possible to predict which position will ultimately prevail in the courts of Brazil.

With respect to Non-Resident Holders of CBD ADSs, there are arguments to sustain that no capital gain should be imposed in Brazil for the Non-Resident Holder of CBD ADSs as CBD ADSs could not fall into the concept of assets located in Brazil. As such, the law in Brazil on non-taxation of such an asset is not clear in the legislation and a different interpretation might be taken by the authorities and the courts of Brazil.

Non Resident Holders and Brazilian Resident Holders should consult their own tax advisors with respect to all income tax implications on the Spin-Off, including the detailed rules related to its imposition and form of calculation and collection, as well as any other tax effect that might apply as a result of any particular circumstance.

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Material Brazilian Tax Consequences for Non-Resident Holders of Éxito Common Shares, ADSs and BDRs

The following discussion summarizes the main Brazilian tax consequences applicable to the purchase, ownership and disposal of Éxito common shares, ADSs or BDRs by a Non-Resident Holder.

Taxation of Dividends

Dividends paid by a non-Brazilian corporation, such as us, to a Non-Brazilian Holder of Éxito common shares, ADSs or BDRs are currently not subject to withholding income tax (“WHT”) in Brazil.

There is legislation pending before the Brazilian Congress discussing the taxation of dividends. It is not possible to predict if the taxation of dividends will be effectively approved by the Brazilian Congress and how such taxation would be implemented.

Capital Gains

Sale of Éxito common shares or ADSs

According to Law No. 10,833, dated December 29, 2003 (“Law No. 10,833”), capital gains earned on the disposal of assets located in Brazil by a Non-Resident Holder, whether to another Non-Resident Holder or to a Brazilian Resident Holder are subject to taxation in Brazil.

Our understanding is that Éxito common shares and ADSs do not qualify as assets located in Brazil for the purposes of Law No. 10,833 because they represent securities issued and renegotiated in an offshore exchange market and, therefore, should not be subject to the Brazilian WHT.

Conversion of Éxito Common Shares into BDRs

Although there is no clear regulatory guidance, the deposit of Éxito common shares into the Éxito BDR program and issuance of BDRs should not subject a Non-Resident Holder to Brazilian tax. Non-Resident Holders may deposit their Éxito common shares, receive BDRs, sell such BDRs on a Brazilian stock exchange and remit abroad the proceeds of the sale, according to the regulations of the Central Bank.

Upon receipt of the BDRs upon deposit of Éxito common shares, a Non-Resident Holder may also elect to register with the Central Bank the U.S. dollar value of such BDRs as a foreign portfolio investment under Resolution No. 4,373, which will entitle them to the tax treatment described below.

Alternatively, a Non-Resident Holder is also entitled to register with the Central Bank the U.S. dollar value of such BDRs shares as a foreign direct investment under Law No. 4,131/62, in which case the respective sale would be subject to the tax treatment applicable to transactions carried out of by a Non-Resident Holder that is not registered before Brazil’s Central Bank and CVM in accordance with Resolution No. 4,373.

Sale of BDRs

Capital gains assessed on a Non-Resident Holder on the disposition of BDRs carried out on a Brazilian stock exchange are:

●	exempt from income tax when realized by a Non-Resident Holder that: (1) has registered its investment in Brazil with the Central Bank under the rules of CMN Resolution No. 4,373 (a “4,373 Holder”); and (2) is not resident or domiciled in a Low or Nil Tax Jurisdiction;

●	subject to income tax at a rate of 15.0% in the case of gains realized by a Non-Resident Holder that: (1) is a 4,373 Holder; and (2) is resident or domiciled in a Low or Nil Tax Jurisdiction. In this case, a withholding income tax of 0.005% of the sale value shall be applicable and withheld by the intermediary institution (i.e., a broker) that receives the order directly from the Non-Resident Holder, which can be later offset against any income tax due on the capital gain earned by the Non-Resident Holder; or

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●	subject to income tax at a rate of up to 25.0% in the case of gains realized by a Non-Resident Holder that: (1) is not a 4,373 holder; and (2) is resident or domiciled in a Low or Nil Tax Jurisdiction. In this case, a withholding income tax of 0.005% of the sale value shall be applicable and withheld by the intermediary institution (i.e., a broker) that receives the order directly from the Non-Resident Holder, which can be later offset against any income tax due on the capital gain earned by the Non-Resident Holder.

Any other gains assessed on a sale or disposition of BDRs that is not carried out on a Brazilian stock exchange are subject to: (1) income tax at a rate ranging from 15.0% up to 22.5% when realized by a Non-Resident Holder that (A) has registered its investment as a foreign direct investment under Law No. 4,131/62 (a “4,131 Holder”); and (B) is not resident or domiciled in a Low Tax Jurisdiction; and (2) income tax at a rate of 25.0% when realized by a 4,131 Holder that is domiciled or resident in a Low Tax Jurisdiction. If these gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation, a WHT of 0.005% on the sale value will also apply and can be used to offset the income tax due on the capital gain.

Under Brazilian legislation, there are legal grounds to support that the disposition of BDRs by a 4,373 Holder outside the Brazilian stock exchange should be subject to a rate of 15.0%. This is mainly because Section 81 of Law No. 8,981, dated January 20, 1995, as extended by Section 16 Provisional Measure 2,189-49/01, provides for a Special Tax Regime to 4,373 Holders by means of which: (1) capital gains earned by 4,373 Holders are exempt, to the extent capital gains are considered to be the positive results obtained from transactions carried out on the stock exchange; and (2) in all other cases applies the taxation at the 15.0% WHT rate. Notwithstanding, Brazilian custodian agents usually do not accept this view and require the tax treatment applicable to 4,131 Holders (i.e., progressive WHT rates ranging from 15.0% up to 22.5%) on disposition of Brazilian assets carried out outside the stock exchange. There is a Ruling surrounding the matter, but it still leaves room for interpretation. Administrative and judicial precedents are inexistent.

Any exercise of preemptive rights relating to BDRs will not be subject to Brazilian withholding income tax. Any gain on the sale or assignment of preemptive rights relating to BDRs will be subject to Brazilian income taxation according to the same rules applicable to the sale or disposal of BDRs.

In the case of a redemption of BDRs or a capital reduction by us, the positive difference between the amount received by a Non-Resident Holder and the acquisition cost of the BDRs redeemed is treated as a capital gain derived from the sale or exchange of BDRs not carried out on a Brazilian stock exchange market, and is therefore subject to income tax at the specific rates detailed above, depending on the nature of the investment and the location of the investor.

As a general rule, the gains realized as a result of the disposal of BDRs is the positive difference between the amount realized on the sale or exchange of the BDRs and their acquisition cost.

There is no assurance that the current preferential treatment for a Non-Resident Holder of BDRs and a 4,373 Holder of BDRs will continue or that it will not change in the future.

Conversion of BDRs into Éxito Common Shares

The cancellation of BDRs and receipt of the underlying Éxito common shares may subject a Non-Resident Holder to Brazilian income tax on capital gains if the amount previously registered with the Central Bank as a foreign investment in BDRs or, in the case of other market investors under Resolution No. 4,373, the acquisition cost of the BDRs, as the case may be, is lower than:

●	the average price per BDR on the B3 on the day of deposit; or

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●	if no BDRs were sold on that day, the average price on the B3 during the 15 preceding trading sessions.

The difference between the amount previously registered, or the acquisition cost, as the case may be, and the average price of the BDRs, calculated as set forth above, is considered a capital gain.

Discussion on Low or Nil Taxation Jurisdictions

On June 4, 2010, the Brazilian tax authorities enacted Normative Ruling No. 1,037 listing: (1) the countries and jurisdictions considered as Low or Nil Taxation Jurisdictions or where the local legislation does not allow access to information related to the shareholding composition of legal entities, to their ownership or to the identity of the effective beneficiary of the income attributed to non-residents; and (2) the privileged tax regimes, which definition is provided by Law No. 11,727, of June 23, 2008 (“Law No. 11,727”).

A Low or Nil Taxation Jurisdiction is a country or location that: (1) does not impose taxation on income; (2) imposes income tax at a maximum rate lower than 20.0%; or (3) imposes restrictions on the disclosure of shareholding composition or the ownership of the investment. A regulation issued by the Brazilian tax authorities on November 28, 2014 (Ordinance No. 488, of 2014) decreased, from 20.0% to 17.0%, the minimum threshold for certain specific cases. The reduced 17.0% threshold applies only to countries and regimes aligned with international standards of fiscal transparency in accordance with rules to be established by the Brazilian tax authorities. Although Ordinance No. 488 has lowered the threshold rate, Normative Ruling No. 1,037, which identifies the countries considered to be Low or Nil Tax Jurisdictions and the locations considered as privileged tax regimes, has not been amended yet to reflect such threshold modification.

Law No. 11,727 created the concept of “privileged tax regimes,” which encompasses the countries and jurisdictions that: (1) do not tax income or tax it at a maximum rate lower than 20.0%; (2) grant tax advantages to a non-resident entity or individual (a) without the need to carry out a substantial economic activity in the country or jurisdiction, or (b) conditioned to the non-exercise of a substantial economic activity in the country or jurisdiction; (3) do not tax or tax proceeds generated abroad at a maximum rate lower than 20.0%; or (4) restrict the ownership disclosure of assets and ownership right or restrict disclosure about economic transactions carried out. Although we believe that the best interpretation of the current tax legislation is that the above mentioned “privileged tax regime” concept should apply solely for purposes of Brazilian transfer pricing and thin capitalization rules, among other rules that make express reference to the concepts, we can provide no assurance that tax authorities will not interpret the rules as applicable also to a Non-Resident Holder on payments of interest on shareholders’ equity.

Currently, the understanding of the Brazilian tax authorities is that the rate of 15.0% of WHT applies to payments made to beneficiaries resident in privileged tax regimes (Answer to Advance Tax Ruling Request COSIT No. 575, of December 20, 2017). In any case, if Brazilian tax authorities determine that payments made to a Non-Resident Holder under a privileged tax regime are subject to the same rules applicable to payments made to Non-Resident Holders located in a Low or Nil Tax Jurisdictions, the withholding income tax applicable to such payments could be assessed at a rate up to 25.0%.

We recommend investors to consult their own tax advisors from time to time to verify any possible tax consequence arising from Normative Ruling No. 1,037 and Law No. 11,727. If the Brazilian tax authorities determine that payments made to a Non-Resident Holder are considered to be made under a “privileged tax regime,” the WHT applicable to such payments could be assessed at a rate of up to 25.0%.

Other Brazilian Taxes

There are no Brazilian federal inheritance, gift or succession taxes applicable to the ownership, transfer or disposal of Éxito common shares, ADSs or BDRs by a Non-Resident Holder. Gift and inheritance taxes, however, may be levied by some states on gifts made to or inheritances bestowed by the Non-Resident Holder on individuals or entities resident or domiciled within such states in Brazil. There is no Brazilian stamp, issue, registration or similar taxes or duties payable by a Non-Resident Holder of Éxito common shares, ADSs or BDRs.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Taxation of Foreign Exchange Transactions (IOF/Exchange)

Pursuant to Decree No. 6,306/07, the conversion into foreign currency or the conversion into Brazilian currency of the proceeds received or remitted by a Brazilian entity from a foreign investment in the Brazilian securities market, including those in connection with the investment by a Non-Resident Holder in BDRs, may be subject to the Tax on Foreign Exchange Transactions (“IOF/Exchange”). Currently, the applicable rate for almost all foreign currency exchange transactions is 0.38%.  Currently, foreign currency exchange transactions carried out for the inflow of funds in Brazil for investment in the Brazilian financial and capital market made by a foreign investor (including a Non-Resident Holder, as applicable) are subject to IOF/Exchange at a 0% rate. The IOF/Exchange rate will also be 0% for the outflow of resources from Brazil related to these types of investments, including payments of dividends and the repatriation of funds invested in the Brazilian market. Furthermore, the IOF/Exchange is currently levied at a 0% rate for the conversion of Éxito common shares into BDRs held by foreign investors under the 4,373 Holders regime. In any case, the Brazilian government is permitted to increase the rate to a maximum of 25% at any time, with respect to future transactions. Any increase in the rate would not apply retroactively.

Tax on Bonds and Securities Transactions (IOF/Bonds)

Pursuant to Decree 6,306/07, the Tax on Bonds and Securities Transactions (“IOF/Bonds”), may be imposed on any transaction involving bonds and securities even if the transactions are performed on a Brazilian stock exchange. The rate of this tax for transactions involving BDRs is currently 0%, but the Brazilian government may increase such rate up to 1.5% per day, with respect to future transactions. Any increase in the rate would not apply retroactively.

F. Dividends and Paying Agents

The dividend paying agent for ADS holders in the United States is JPMorgan Chase Bank N.A. and for BDR holders in Brazil is Itaú Unibanco S.A. For additional detail, see “—Memorandum and Articles of Association—Allocation of Net Profits and Distribution of Dividends—Distribution of Dividends” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividends and Dividend Policy.”

G. Statement by Experts

The consolidated financial statements of Éxito as of December 31, 2021 and 2020 and for the years then ended, appearing in this registration statement have been audited by Ernst & Young Audit S.A.S., independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Grupo Disco Uruguay S.A. and the financial statements of Devoto Hnos. S.A. as of December 31, 2021 and 2020 and for each of the two years in the period ended December 31, 2021 (prepared in Uruguayan pesos and before its translation into Colombian pesos), respectively, consolidated with those of Éxito, but not presented separately in this registration statement, have been audited by Deloitte S.C., as stated in their reports included herein. The financial statements of Libertad S.A. as of December 31, 2021 and 2020 and for each of the two years in the period ended December 31, 2021 (prepared in Argentine pesos and before its translation into Colombian pesos), consolidated with those of Éxito, but not presented separately in this registration statement, have been audited by Deloitte & Co. S.A., as stated in their report included herein. Such consolidated financial statements are included herein in reliance upon the respective reports of such firms given upon their authority as experts in accounting and auditing. All of the foregoing firms are independent registered public accounting firms.

H. Documents on Display

Once this registration statement becomes effective, we will become subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and periodic reports on Form 6-K. You may read and copy our periodic reports at the SEC’s public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information. Our SEC filings are also available to the public from commercial document retrieval services. Some of our SEC filings are also available at the website maintained by the SEC at www.sec.gov. Except as otherwise expressly indicated herein, any such information does not form part of this registration statement on Form 20-F.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

We intend to apply to list the Éxito ADSs on the NYSE under the ticker symbol “EXTO.” You may inspect any periodic reports and other information filed with or furnished to the SEC by us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

As a foreign private issuer, we are exempt from the rules under the Exchange Act which prescribe the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act.

We also file financial statements and other periodic reports with the BVC and can be accessed through https://en.bvc.com.co/pps/tibco/portalbvc. Information from that website is not incorporated by reference into this document.

We have appointed JPMorgan Chase Bank N.A. to act as depositary for the Éxito ADSs. JPMorgan Chase Bank N.A. will, as provided in the Éxito ADS Deposit Agreement, arrange for the mailing of summaries in English of such reports and communications to all record holders of the Éxito ADSs. Any record holder of the Éxito ADSs may read such reports and communications or summaries thereof at JPMorgan Chase Bank N.A.’s office located at 383 Madison Avenue, Floor 11, New York, NY 10179.

Copies of our annual reports on Form 20-F and documents referred to in this registration statement and our bylaws will be available for inspection upon request at our headquarters at: Carrera 48 No. 32B Sur – 139, Envigado, Colombia.

Our website is located at https://www.grupoexito.com.co/en. This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to our website. The information on our website, which might be accessible through a hyperlink resulting from this URL is not, and shall not be deemed to be, incorporated into this registration statement.

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk that changes in market prices, namely changes in exchange rates, interest rates or stock prices, have a negative effect on our revenue or on the value of the financial instruments it holds. The purpose of market risk management is to manage and control exposure to this risk within reasonable parameters while optimizing profitability. We regularly assess each of these risks to minimize any adverse effects on our business as a result of those factors.

For a detailed discussion and sensitivity analyses of our exposure to these risks, see note 38 to our audited consolidated financial statements included elsewhere in this registration statement.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

C. Other Securities

Description of Brazilian Depositary Receipts

The rights of holders of Éxito BDRs will be set forth in a deposit agreement between us and Itaú Unibanco S.A., as Éxito BDR Depositary. There are differences between holding Éxito BDRs and holding Éxito common shares.

In connection with the listing of Éxito BDRs, Éxito will be required to comply with certain disclosure requirements set forth in the Brazilian regulation, including annually filing a formulário de referência (a document which contains financial, legal and operating information about the filer), providing quarterly financial information and certain periodical filings disclosing material events.

Brazilian Depositary Receipts

Each Éxito BDR will represent four Éxito common shares, maintained in custody by the Éxito BDR Custodian in its offices, at Carrera 7 No. 77 - 07, Bogotá, Colombia. Each Éxito BDR will also represent other securities, cash or other property which may be held by the Éxito BDR Depositary. The Éxito BDR Depositary’s office at which the BDRs will be managed is located at Praça Alfredo Egydio de Souza Aranha No. 100, Torre Conceição, in the City of São Paulo, State of São Paulo, Brazil.

As a BDR holder, you will not be treated as one of our shareholders and, as a result, you will not have any shareholder rights. The rights of Éxito shareholders are governed by Colombian law and the provisions of Éxito’s articles of association. See “Item 10. Additional Information—B. Memorandum and Articles of Association.” The rights of BDR holders are governed by the laws of Brazil and the provisions of the Éxito BDR Deposit Agreement.

The following is a summary of the material provisions of the Éxito BDR Deposit Agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read:

●	the rules and regulations applicable to BDRs, particularly CMN Resolution No. 3,568, of July, 2008, CVM Instructions No. 332, as amended, CVM Resolution No. 80 and the Brazilian Central Bank Circular No. 3,691, of December, 2013, as amended; and

●	the Éxito BDR Deposit Agreement, copies of which are available for upon request.

Éxito BDR Deposit Agreement

Scope

The Éxito BDR Deposit Agreement governs the relationship between Éxito and the Éxito BDR Depositary, with respect to the issuance, cancellation and registration, in Brazil, of the BDRs representing Éxito common shares and held by the Éxito BDR Custodian. The Éxito BDR Deposit Agreement also governs the actions of the Éxito BDR Depositary with respect to the management of the BDR program and the services to be performed by the Éxito BDR Depositary for holders of Éxito BDRs.

BDR registry book; ownership and trading of BDRs

Pursuant to the Éxito BDR Deposit Agreement, the Éxito BDRs may be issued and cancelled, as the case may be, by means of entries in the BDR registry book, which will be kept by the Éxito BDR Depositary. The BDR registry book will record the total number of Éxito BDRs issued in the name of the Éxito BDR Depositary, the fiduciary holder of the Éxito BDRs. The Éxito BDRs will be held and blocked in a custody account with the B3 Central Depository and held for trading on B3 after the offering.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Neither over-the-counter transfers of the Éxito BDRs, nor transfers of the Éxito BDRs conducted in any private transaction market other than B3 or in a clearinghouse other than the B3 Central Depository will be admitted. Any transfer of Éxito BDRs (including transfers made by U.S. persons) will be conducted through broker or custodians or institutions authorized to operate on B3.

Ownership of the Éxito BDRs is determined by entry of the beneficial holder’s name in the B3 Central Depository records, and evidenced by the custodial account statement issued by the B3 Central Depository. The B3 Central Depository will inform the names of the BDR holders to the Éxito BDR Depositary.

The Éxito BDR Depositary has advised us that holders of BDRs are not generally entitled to inspect the Éxito BDR Depositary’s transfer books or list of holders of BDRs, due to certain secrecy obligations under Brazilian law.

Issuance and cancellation of Éxito BDRs

The Éxito BDR Depositary will issue the Éxito BDRs in Brazil after confirmation by the Éxito BDR Custodian that a corresponding number of Éxito common shares were deposited with the Éxito BDR Custodian, as set forth in the Éxito BDR Deposit Agreement.

As a result, an investor may at any time give instructions to a broker or custodian to purchase Éxito common shares on the BVC, to be further deposited with the Éxito BDR Custodian in order to allow the Éxito BDR Depositary to issue Éxito BDRs.

To settle a purchase of our share on the BVC in order to create a BDR, an investor will need to enter into a foreign exchange agreement, which must be done based on the BDR program certificate registered with the Brazilian Central Bank together with a broker certificate evidenced by the purchase of Éxito common shares.

A holder of Éxito BDRs may at any time request the cancellation of all or part of their Éxito BDRs, by giving instructions to a broker or custodian operating in Brazil to provide for the cancellation of the Éxito BDRs with the Éxito BDR Depositary, and delivering evidence that all fees and potential taxes due in connection with this service were duly paid, as set forth in the Éxito BDR Deposit Agreement.

Brazilian investors will be required to send the proceeds of any cancellation of Éxito BDRs back to Brazil within seven days of the cancellation date. Non-Brazilian investors that are registered in Brazil as portfolio investors under CMN Resolution No. 4,373 do not need to send the proceeds of any sale of Éxito common shares into Brazil. In any event, the transaction must be recorded in the Brazilian Central Bank system.

Issuance of Éxito BDRs Without Underlying Éxito Common Shares

In no event may the Éxito BDR Depositary issue Éxito BDRs without confirmation by the Éxito BDR Custodian that a corresponding number of Éxito common shares were deposited with the Éxito BDR Custodian.

Restrictions on Éxito BDRs

Holders of Éxito BDRs may only exercise their rights indirectly through the Éxito BDR Depositary. Holders of Éxito BDRs may also face other difficulties in exercising their rights, as voting rights granted to Éxito common shares and, indirectly, to Éxito BDRs, must be exercised by holders of Éxito BDRs through the Éxito BDR Depositary, which will instruct the Éxito BDR Custodian accordingly. Although the mechanisms related to notices of shareholders’ meetings and voting instructions provided in the Éxito BDR Deposit Agreement are intended to provide sufficient time for the exercise of these rights, there can be no assurance that these mechanisms will allow holders of Éxito BDRs to effectively exercise voting rights, particularly in the event that notice of a shareholders’ meeting or voting instruction does not timely reach Éxito BDR holders for reasons that are beyond our control and beyond the control of the Éxito BDR Depositary.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Dividends and Other Cash Distributions

Dividends and other cash distributions to be paid to Éxito BDR holders who keep their certificates registered with B3 will be credited to it, as the fiduciary owner of the BDRs. B3 will be responsible for distributing dividends and other cash distributions to brokerage and distribution companies used by Éxito BDR holders to access the BDR trading market, which in turn will be responsible for making credits to Éxito BDR holders registered in their records, in accordance with the credit option made with such institutions. As for the holders of Éxito BDRs who maintain their certificates registered in the Éxito BDR Depositary books, the credit will be made according to the credit option contained in their registration before the Éxito BDR Depositary.

The distributions will be made proportionately with the number of Éxito common shares represented by Éxito BDRs. Distributions will only be made in Brazilian reais and centavos will be rounded to the next lower whole centavo.

Share Distributions

In the event of distributions of Éxito common shares or a share split or reverse share split, the Éxito BDR Depositary will issue new Éxito BDRs corresponding to such new shares deposited with the Éxito BDR Custodian and will credit them in the Éxito BDR Depositary account. The Éxito BDR Depositary, in turn, will credit new Éxito BDRs to the beneficiary holders recorded in its books. The Éxito BDR Depositary will distribute only whole Éxito BDRs. If any fractions of Éxito BDRs result and are insufficient to purchase a whole BDR, the Éxito BDR Depositary will use its best efforts to add such fractions and sell them in an auction on B3, and the proceeds of the sale will be credited to BDR holders, proportionally with their holdings recorded in the Éxito BDR Depositary books.

Pre-emptive Rights

If we offer holders of Éxito common shares any rights to subscribe for additional shares or any other rights, the same rights will be offered to Éxito BDR holders through the Éxito BDR Depositary, which will exercise these rights directly or indirectly, in the name of the Éxito BDR holders that have instructed the Éxito BDR Depositary to do so. An Éxito BDR holder is free to exercise or negotiate such rights, subject to applicable law.

We will communicate to the Brazilian market, requesting the holders of Éxito BDRs to express an interest in exercising the right or disposing of it. After being informed by us about the granting of the pre-emptive right to subscribe for additional shares or any other rights, the Éxito BDR Depositary will inform B3 about the granting of this right.

Voting of Deposited Shares

You have the right to instruct the Éxito BDR Depositary to exercise the vote corresponding to the Éxito common shares represented by your Éxito BDRs. See “See “Item 10. Additional Information—B. Memorandum and Articles of Association.” However, you may not know about a meeting sufficiently in advance to timely instruct the Éxito BDR Depositary to exercise your voting rights with respect to Éxito common shares held by the Éxito BDR Custodian.

We will notify about our shareholders’ meetings simultaneously in Brazil and abroad by means of market notices, the Éxito BDR Depositary and B3, describing the matters to be voted on and translated into Portuguese.

Fees and Expenses

The cost of the issuance of Éxito BDRs, Cancellation of Éxito BDRs and other services to be provided by the Éxito BDR Depositary to the holder of Éxito BDRs will be agreed between the Éxito BDR Depositary and the Éxito BDR holder requesting such services.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Amendment and Termination of the Éxito BDR Deposit Agreement

Pursuant to Brazilian law, we may agree with the Éxito BDR Depositary for any reason to amend the Éxito BDR Deposit Agreement and the rights granted by the Éxito BDRs without your consent.

We or the Éxito BDR Depositary may terminate the Éxito BDR Deposit Agreement, free of charge upon written notice 60 days in advance to the other party and mailing a notice of termination to you at least 30 days before termination. In addition, the Éxito BDR Deposit Agreement may be terminated by either party if the other party fails to comply with any obligation set forth therein and, after having been notified in writing, fails, within five days to (i) cease or correct the infraction committed, without prejudice to the indemnification to the aggrieved party for the damages proven to be caused; or (ii) indemnify the aggrieved party for damages proven to have been caused when the fulfillment of the obligation is no longer possible or its fulfillment no longer satisfies the interests of the impaired party.

After termination, for a period of up to fifteen days, the Éxito BDR Deposit Agreement requires the Éxito BDR Depositary and its agents to continue to be responsible for maintaining records in its books, carried out the services that have been requested or started before termination, and be entitled to the proportionally remuneration.

Liability of Owner for Taxes

You will be responsible for any taxes or other governmental charges payable on your Éxito BDRs or on Éxito common shares deposited with the Éxito BDR Custodian. See “Item 10. Additional Information — E. Taxation —Material Brazilian Tax Consequences.”

Limitations on Obligations and Liability to Holders of Éxito BDRs

The Éxito BDR Deposit Agreement expressly limits our obligations and the obligations of the Éxito BDR Depositary, as well as our liability and the liability of the Éxito BDR Depositary. We and the Éxito BDR Depositary are not liable for the calculation, collection, compensation and refund of any taxes on cash distributions to be paid to the Éxito BDR holders, in Brazil or abroad, unless there is legislation expressly attributing such tax liability to the BDRs depositary institution or to us, in which case they will be collected before the distribution of funds to the Éxito BDR holders. In accordance with applicable tax legislation, Éxito BDR holders will be responsible for calculating and paying any and all taxes or other government charges due as a result of ownership of BDRs, or the Éxito common shares owned by them, as well as those levied on any BDR negotiations.

In the Éxito BDR Deposit Agreement, we and the Éxito BDR Depositary agree to indemnify each other under certain circumstances.

Service Requests to the Éxito BDR Depositary

A Éxito BDR holder may make any request for the services to be performed by the Éxito BDR Depositary provided for in the Éxito BDR Deposit Agreement to any of the Éxito BDR Depositary’s branches, or by telephone at +55 11 4090-1481.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

D. American Depositary Shares

Description of American Depositary Shares

American Depositary Receipts

JPMorgan Chase Bank, N.A. (“JPMorgan”), as Éxito ADS Depositary will issue the Éxito ADSs which you will be entitled to receive in connection with the Spin-Off. Each Éxito ADS will represent an ownership interest in a designated number or percentage of Éxito common shares which we will deposit with the Éxito ADS Custodian, as agent of the Éxito ADS Depositary, under the Éxito ADS Deposit Agreement among ourselves, the Éxito ADS Depositary, yourself as an American depositary receipt holder (“ADR holder”), and all other ADR holders, and all beneficial owners of an interest in the ADSs evidenced by ADRs from time to time. The ADS-to-share ratio is subject to amendment as provided in the form of ADR (which may give rise to fees contemplated by the form of ADR). In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you. Unless certificated ADRs are specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In this “Description of American Depositary Shares,” references to American depositary receipts or ADRs shall mean ADRs evidencing Éxito ADSs and shall include the statements you will receive which reflect your ownership of Éxito ADSs. In addition, in this “Description of American Depositary Shares,” “ADSs” will refer to the Éxito ADSs, “shares” will refer to Éxito common shares, “depositary” will refer to the Éxito ADS Depositary, “custodian” will refer to the Éxito ADS Custodian and “deposit agreement” will refer to the Éxito ADS Deposit Agreement.

The depositary’s office is located at 383 Madison Avenue, Floor 11, New York, NY 10179.

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you are an ADR holder and hold your ADSs directly. If you have a beneficial ownership interest in ADSs but hold the ADSs through your broker or financial institution nominee, you are a beneficial owner of ADSs and must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are. If you are a beneficial owner, you will only be able to exercise any right or receive any benefit under the deposit agreement solely through the ADR holder which holds the ADR(s) evidencing the ADSs owned by you, and the arrangements between you and such ADR holder may affect your ability to exercise any rights you may have. For all purposes under the deposit agreement, an ADR holder is deemed to have all requisite authority to act on behalf of any and all beneficial owners of the ADSs evidenced by the ADR(s) registered in such ADR holder’s name. The depositary’s only notification obligations under the deposit agreement shall be to the ADR holders, and notice to an ADR holder shall be deemed, for all purposes of the deposit agreement, to constitute notice to any and all beneficial owners of the ADSs evidenced by such ADR holder’s ADRs.

As an ADR holder or beneficial owner, we will not treat you as a shareholder of ours and you will not have any shareholder rights. Colombian law governs shareholder rights. Because the depositary or its nominee will be the shareholder of record for the shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADR holder or of a beneficial owner. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all registered holders and beneficial owners from time to time of ADSs issued under the deposit agreement and, in the case of a beneficial owner, from the arrangements between the beneficial owner and the holder of the corresponding ADRs. The obligations of the Company, the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The deposit agreement, the ADRs and the ADSs are governed by New York law. Under the deposit agreement, as an ADR holder or a beneficial owner of ADSs, you agree that any legal suit, action or proceeding against or involving us or the depositary, arising out of or based upon the deposit agreement, the ADSs or the transactions contemplated thereby, may only be instituted in a state or federal court in New York, New York, and you irrevocably waive any objection which you may have to the laying of venue of any such proceeding and irrevocably submit to the exclusive jurisdiction of such courts in any such suit, action or proceeding.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

The following is a summary of what we believe to be the material terms of the deposit agreement. Notwithstanding this, because it is a summary, it may not contain all the information that you may otherwise deem important. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the most recent Form F-6 registration statement (or amendment thereto) filed with the SEC. You may also obtain a copy of the form of deposit agreement at the SEC’s Public Reference Room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement on the SEC’s website at http://www.sec.gov.

Share Dividends and Other Distributions

How will I receive dividends and other distributions on the shares underlying my Éxito ADSs?

We may make various types of distributions with respect to our securities. The depositary has agreed that, to the extent practicable, it will pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars (if it determines such conversion may be made on a reasonable basis) and, in all cases, making any necessary deductions provided for in the deposit agreement. The depositary may utilize a division, branch or affiliate of JPMorgan to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement. Such division, branch and/or affiliate may charge the depositary a fee in connection with such sales, which fee is considered an expense of the depositary. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

Except as stated below, the depositary will deliver such distributions to ADR holders in proportion to their interests in the following manner:

●	Cash. The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain ADR holders, and (iii) deduction of the depositary’s and/or its agents’ fees and expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

●	Shares. In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

●	Rights to receive additional shares. In the case of a distribution of rights to subscribe for additional shares or other rights, if we timely provide evidence satisfactory to the depositary that it may lawfully distribute such rights, the depositary will distribute warrants or other instruments in the discretion of the depositary representing such rights. However, if we do not timely furnish such evidence, the depositary may:

(i)	sell such rights if practicable and distribute the net proceeds in the same manner as cash to the ADR holders entitled thereto; or

(ii)	if it is not practicable to sell such rights by reason of the non-transferability of the rights, limited markets therefor, their short duration or otherwise, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing and the rights may lapse. We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

●	Other Distributions. In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

●	Elective Distributions. In the case of a dividend payable at the election of our shareholders in cash or in additional shares, we will notify the depositary at least 30 days prior to the proposed distribution stating whether or not we wish such elective distribution to be made available to ADR holders. The depositary shall make such elective distribution available to ADR holders only if (i) we shall have timely requested that the elective distribution is available to ADR holders, (ii) the depositary shall have determined that such distribution is reasonably practicable and (iii) the depositary shall have received satisfactory documentation within the terms of the deposit agreement including any legal opinions of counsel that the depositary in its reasonable discretion may request. If the above conditions are not satisfied, the depositary shall, to the extent permitted by law, distribute to the ADR holders, on the basis of the same determination as is made in the local market in respect of the shares for which no election is made, either (x) cash or (y) additional ADSs representing such additional shares. If the above conditions are satisfied, the depositary shall establish procedures to enable ADR holders to elect the receipt of the proposed dividend in cash or in additional ADSs. There can be no assurance that ADR holders or beneficial owners of ADSs generally, or any ADR holder or beneficial owner of ADSs in particular, will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of shares.

If the depositary determines in its discretion that any distribution described above is not practicable with respect to any specific ADR holder, the depositary may choose any method of distribution that it deems practicable for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.

If the depositary does not reasonably believe it will be permitted by applicable law, rule or regulation to convert foreign currency into U.S. dollars and distribute such U.S. dollars to some or all ADR holders, the depositary may in its discretion distribute the foreign currency received by the depositary in Colombia to, or hold such foreign currency uninvested and without liability for interest thereon for the respective accounts of, the ADR holders entitled to receive the same. To the extent the depositary holds such foreign currency, any and all costs and expenses related to, or arising from, the holding of such foreign currency shall be paid from such foreign currency thereby reducing the amount so held.

In all instances where the deposit agreement or an ADR refers to a “public sale” or “private sale” (or words of similar import), (i) the depositary shall not endeavor to effect any such public or private sale unless the securities to be sold are listed and publicly traded on a stock exchange and (ii) to the extent not so listed and publicly traded, the depositary shall not conduct any auction, bidding or other sales process with respect thereto and, in lieu thereof, shall act in accordance with the termination provisions of the deposit agreement. Furthermore, in the event the depositary endeavors to make a public sale of shares or other securities, such securities may be sold in a block sale/single lot transaction.

The depositary is not responsible if it fails to determine that any distribution or action is lawful or reasonably practicable.

There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period. All purchases and sales of securities will be handled by the depositary in accordance with its then current policies, which are currently set forth in the “Disclosures” page (or successor page) of https://www.adr.com, the location and contents of which the depositary shall be solely responsible for.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Deposit, Withdrawal and Cancellation

How does the depositary issue Éxito ADSs?

The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance. In the case of the ADSs to be issued under this registration statement, we will deposit such shares.

Shares deposited in the future with the custodian must be accompanied by certain delivery documentation and shall, at the time of such deposit, be registered in the name of JPMorgan Chase Bank, N.A., as depositary for the benefit of ADR holders or in such other name as the depositary shall direct.

The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with the Spin-Off to which this registration statement relates) for the account and to the order of the depositary, in each case for the benefit of ADR holders, to the extent not prohibited by law. ADR holders and beneficial owners thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities”.

Deposited securities are not intended to, and shall not, constitute proprietary assets of the depositary, the custodian or their nominees. Beneficial ownership in deposited securities is intended to be, and shall at all times during the term of the deposit agreement continue to be, vested in the beneficial owners of the ADSs representing such deposited securities. Notwithstanding anything else contained herein, in the deposit agreement, in the form of ADR and/or in any outstanding ADSs, the depositary, the custodian and their respective nominees are intended to be, and shall at all times during the term of the deposit agreement be, the record holder(s) only of the deposited securities represented by the ADSs for the benefit of the ADR holders. The depositary, on its own behalf and on behalf of the custodian and their respective nominees, disclaims any beneficial ownership interest in the deposited securities held on behalf of the ADR holders.

For so long as Deceval maintains the register of the shares, shares may be so deposited through the electronic transfer of such shares to the account maintained by the custodian for such purpose at Deceval.

We and the depositary confirm to the other that for as long as the deposit agreement is in effect, it shall endeavor to use its reasonable efforts to furnish the SFC and Deceval, and the Colombian Central Bank, if applicable, at any time and within the period that may be determined, with any information and documents related to the ADRs program created by the deposit agreement and the ADSs issued thereunder that any of those agencies or entities requires or requests be furnished, to the extent that information is available to it and can be furnished without unreasonable effort and expense and that disclosure of that information is permitted under applicable law, rule and regulation including, without limitation, privacy laws. Each of the depositary, the custodian and us are authorized to release such information or documents and any other information as required by local regulation, law or regulatory body request in each case only after consultation and consent (which consent shall not be unreasonably withheld) between us and the depositary. By holding or owning an ADR or ADS or an interest therein, ADR holders and beneficial owners each irrevocably consent to us and the depositary, and our and their respective agents, disclosing information and documents which contain information on such holder and/or beneficial owner, as the case may be.

The depositary has the right to terminate the deposit agreement immediately in the event that the depositary or the custodian are advised in writing by reputable independent Colombian counsel that they could be subject to criminal or material civil liabilities if we have failed to provide such information or documents reasonably available only through us. Notwithstanding anything else contained in the deposit agreement and for the avoidance of doubt, the indemnities contained in the deposit agreement shall apply to any and all liabilities incurred by the depositary, the custodian and their respective directors, officers, employees, agents and affiliates as a result of our failure to provide such information or documents to SFC, Deceval, the Colombian Central Bank or other competent authorities as provided in the deposit agreement.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and an ADR holder will receive periodic statements from the depositary which will show the number of ADSs registered in such ADR holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.

How do ADR holders cancel an Éxito ADS and obtain deposited securities?

When you turn in your ADR certificate at the depositary’s office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares to you or upon your written order. Delivery of deposited securities in certificated form will be made at the custodian’s office. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

The depositary may only restrict the withdrawal of deposited securities in connection with:

●	temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

●	the payment of fees, taxes and similar charges; or

●	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

The depositary may, after consultation with us if practicable, fix record dates (which, to the extent applicable, shall be as near as practicable to any corresponding record dates set by us) for the determination of the ADR holders who will be entitled (or obligated, as the case may be):

●	to receive any distribution on or in respect of deposited securities;

●	to give instructions for the exercise of voting rights;

●	to pay any fees, charges or expenses assessed by, or owing to the depositary for administration of the ADR program and any expenses as provided for in the ADR; or

●	to receive any notice or to act or be obligated in respect of other matters;

all subject to the provisions of the deposit agreement.

Voting Rights

How do I vote?

If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

As soon as practicable after receiving notice from us of any meeting at which the holders of shares are entitled to vote, or of our solicitation of consents or proxies from holders of shares or other deposited securities, the depositary shall fix the ADS record date in accordance with the provisions of the deposit agreement, provided that if the depositary receives a written request from us in a timely manner and at least 30 days prior to the date of such vote or meeting, the depositary shall, at our expense, distribute to the ADR holders a notice (the “Voting Notice”) stating (i) final information particular to such vote and meeting and any solicitation materials, (ii) that each ADR holder on the record date set by the depositary will, subject to any applicable provisions of Colombian law, be entitled to instruct the depositary to exercise the voting rights, if any, pertaining to the shares underlying such ADR holder’s ADSs and (iii) the manner in which such instructions may be given or deemed given in accordance with the deposit agreement, including instructions to give a discretionary proxy to a person designated by us. Each Holder shall be solely responsible for the forwarding of Voting Notices to the Beneficial Owners of ADSs registered in such Holder’s name.

Following actual receipt by the depositary’s ADR department responsible for proxies and voting of ADR holders’ instructions (including, without limitation, instructions of any entity or entities acting on behalf of the nominee for DTC), the depositary shall, in the manner and on or before the time established by the depositary for such purpose, endeavor to vote or cause to be voted the deposited securities represented by the ADSs evidenced by such holders’ ADRs in accordance with such instructions insofar as practicable and permitted under the provisions of or governing deposited securities. The depositary will not itself exercise any voting discretion in respect of any deposited securities.

To the extent that (A) the depositary has been provided with at least 35 days’ notice of the proposed meeting from us, (B) the Voting Notice will be received by all ADR holders and beneficial owners no less than 10 days prior to the date of the meeting and/or the cut-off date for the solicitation of consents, and (C) the depositary does not receive instructions on a particular agenda item from an ADR holder (including, without limitation, any entity or entities acting on behalf of the nominee for DTC) in a timely manner, such ADR holder shall be deemed, and the depositary is instructed to deem such ADR holder, to have instructed the depositary to give a discretionary proxy for such agenda item(s) to a person designated by us to vote the deposited securities represented by the ADSs for which actual instructions were not so given by all such ADR holders on such agenda item(s), provided that no such instruction shall be deemed given and no discretionary proxy shall be given unless (1) we inform the depositary in writing that (a) we wish such proxy to be given with respect to such agenda item(s), (b) there is no substantial opposition existing with respect to such agenda item(s) and (c) such agenda item(s), if approved, would not materially or adversely affect the rights of holders of shares, and (2) the depositary has obtained an opinion of counsel, in form and substance satisfactory to the depositary, confirming that (i) the granting of such discretionary proxy does not subject the depositary to any reporting obligations in Colombia, (ii) the granting of such proxy will not result in a violation of the laws, rules, regulations or permits of Colombia, (iii) the voting arrangement and deemed instruction as contemplated in the deposit agreement will be given effect under the laws, rules and regulations of Colombia, and (iv) the granting of such discretionary proxy will not under any circumstances result in the shares represented by the ADSs being treated as assets of the depositary under the laws, rules or regulations of Colombia.

The depositary may from time to time access information available to it to consider whether any of the circumstances described in (1)(b) or (1)(c) of the above paragraph exist, or request additional information from us in respect thereto. By taking any such action, the depositary shall not in any way be deemed or inferred to have been required, or have had any duty or responsibility (contractual or otherwise), to monitor or inquire whether any of the circumstances described in (1)(b) or (1)(c) of the above paragraph existed. In addition to the other limitations provided for in the deposit agreement, ADR holders and beneficial owners are advised and agree that (a) the depositary will rely fully and exclusively on us to inform the depositary of any of the circumstances set forth in (1) of the above paragraph, and (b) neither the depositary, its custodian nor any of their respective agents shall be obliged to inquire or investigate whether any of the circumstances described in (1)(b) or (1)(c) of the above paragraph exist and/or whether we complied with our obligation to timely inform the depositary of such circumstances. Neither the depositary, its custodian nor any of their respective agents shall incur any liability to ADR holders or beneficial owners (i) as a result of our failure to determine that any of the circumstances described in (1)(b) or (1)(c) of the above paragraph exist or our failure to timely notify the depositary of any such circumstances or (ii) if any agenda item which is approved at a meeting has, or is claimed to have, a material or adverse effect on the rights of holders of shares. Because there is no guarantee that ADR holders and beneficial owners will receive the notices described above with sufficient time to enable such holders or beneficial owners to return any voting instructions to the depositary in a timely manner, ADR holders and beneficial owners may be deemed to have instructed the depositary to give a discretionary proxy to a person designated by us in such circumstances, and neither the depositary, its custodian nor any of their respective agents shall incur any liability to ADR holders or beneficial owners in such circumstances.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

In the deposit agreement, we have advised the depositary that pursuant to the laws of Colombia and our articles of association and similar documents, the depositary, as a holder of the deposited securities, is permitted to vote some deposited securities in one manner and other deposited securities in a different manner, or to vote some deposited shares and to abstain with respect to other deposited securities, with respect to matters to be voted upon at meetings of holders of deposited securities (such voting being referred to as “Split Voting”). To the extent Split Voting ceases to be permitted and either the custodian or the depositary are not able to vote the deposited securities under the deposit agreement separately, the deemed discretion described above shall no longer apply and all such deposited securities shall be voted based on the majority vote of the voting instructions timely received from holders of ADRs. In the case of such single block voting, all holders of ADRs, including holders of ADRs for which no voting instructions are timely received and holders of ADRs evidencing ADSs representing deposited securities with voting instructions contrary to the voting instructions of a majority of the deposited securities timely received, acknowledge, consent and agree that the deposited securities shall all be voted as a single block and that the voting instructions of such holders of ADRs will be deemed given in accordance with this paragraph. If, under applicable law of Colombia or our articles of association or similar documents, the depositary is not permitted to vote deposited securities in accordance with the instructions actually expressed by holders as provided above with respect to a matter and the depositary does not adopt alternative procedures in the paragraph above with respect to that matter, the depositary will do nothing and the deposited securities will not be voted at any such meeting.

ADR holders are strongly encouraged to forward their voting instructions to the depositary as soon as possible. Voting instructions will not be deemed received until such time as the depositary’s ADR department responsible for proxies and voting has received such instructions, notwithstanding that such instructions may have been physically received by JPMorgan Chase Bank, N.A., as depositary, prior to such time. For instructions to be valid, the ADR department of the depositary that is responsible for proxies and voting must receive them in the manner and on or before the time specified, notwithstanding that such instructions may have been physically received by the depositary prior to such time. The depositary will not itself exercise any voting discretion. Notwithstanding anything contained in the deposit agreement or any ADR, the depositary may, to the extent not prohibited by any law, rule or regulation, or by the rules, regulations or requirements of the stock exchange or market on which the ADSs are listed or traded, in lieu of distribution of the materials provided to the depositary in connection with any meeting of, or solicitation of consents or proxies from, holders of deposited securities, distribute to the ADR holders a notice that provides such ADR holders with, or otherwise publicizes to such ADR holders, instructions on how to retrieve such materials or receive such materials upon request (i.e., by reference to a website containing the materials for retrieval or a contact for requesting copies of the materials).

There is no guarantee that ADR holders and beneficial owners of ADSs generally, or any ADR holder or beneficial owner of ADSs in particular, will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

See “Item 3. Key Information—D. Risk Factors—Risks Relating to Risks Relating to the Ownership of our Common Shares and the Éxito ADSs.”

Reports and Other Communications

Will ADR holders be able to view our reports?

The deposit agreement, the provisions of or governing deposited securities, and any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities, are available for inspection by ADR holders at the offices of the depositary and the custodian, on the SEC’s internet website, or upon request from the depositary (which request may be refused by the depositary at its discretion). Additionally, if we make any written communications generally available to holders of our shares, and we furnish copies thereof (or English translations or summaries) to the depositary, it will distribute the same to ADR holders.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Additionally, if we make any written communications generally available to holders of our shares, and we furnish copies thereof (or English translations or summaries) to the depositary, it will distribute the same to ADR holders.

Fees and Expenses

What fees and expenses will I be responsible for paying?

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADSs are cancelled or reduced for any other reason, $5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, or upon which a share distribution or elective distribution is made or offered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional fees, charges and expenses shall also be incurred by the ADR holders and beneficial owners of ADSs, by any party depositing or withdrawing shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

●	a fee of up to US$0.05 per ADS held for any cash distribution made or elective cash/stock dividends offered pursuant to the deposit agreement;

●	an aggregate fee of up to US$0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against ADR holders as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

●	an amount for the reimbursement of such charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and charges and expenses incurred on behalf of ADR holders in connection with compliance with foreign exchange control regulations or any law, rule or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which charges and expenses may be assessed on a proportionate basis against ADR holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such ADR holders or by deducting such charge or expense from one or more cash dividends or other cash distributions);

●	a fee of US$0.05 or less per ADS held for the direct or indirect distribution of securities other than ADSs or rights to purchase additional ADSs pursuant to the deposit agreement (including, without limitation, distributions by us or any third-party) or the distribution of the net cash proceeds from the sale of any such securities;

●	stock transfer or other taxes and other governmental charges;

●	a transaction fee per cancellation request (including through SWIFT, telex and facsimile transmission) as disclosed on the “Disclosures” page (or successor page) of www.adr.com (as updated by the depositary from time to time, “ADR.com”) and any applicable delivery expenses (which are payable by such persons or ADR holders);

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

●	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

●	fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement.

To facilitate the administration of various depositary receipt transactions, including disbursement of dividends or other cash distributions and other corporate actions, the depositary may engage the foreign exchange desk within JPMorgan Chase Bank, N.A. (the “Bank”) and/or its affiliates in order to enter into spot foreign exchange transactions to convert foreign currency into U.S. dollars (“FX Transactions”). For certain currencies, FX Transactions are entered into with the Bank or an affiliate, as the case may be, acting in a principal capacity. For other currencies, FX Transactions are routed directly to and managed by an unaffiliated local custodian (or other third party local liquidity provider), and neither the Bank nor any of its affiliates is a party to such FX Transactions.

The foreign exchange rate applied to an FX Transaction will be either (i) a published benchmark rate, or (ii) a rate determined by a third party local liquidity provider, in each case plus or minus a spread, as applicable. The depositary will disclose which foreign exchange rate and spread, if any, apply to such currency on the “Disclosures” page (or successor page) of ADR.com. Such applicable foreign exchange rate and spread may (and neither the depositary, the Bank nor any of their affiliates is under any obligation to ensure that such rate does not) differ from rates and spreads at which comparable transactions are entered into with other customers or the range of foreign exchange rates and spreads at which the Bank or any of its affiliates enters into foreign exchange transactions in the relevant currency pair on the date of the FX Transaction. Additionally, the timing of execution of an FX Transaction varies according to local market dynamics, which may include regulatory requirements, market hours and liquidity in the foreign exchange market or other factors. Furthermore, the Bank and its affiliates may manage the associated risks of their position in the market in a manner they deem appropriate without regard to the impact of such activities on us, the depositary, ADR holders or beneficial owners of ADSs. The spread applied does not reflect any gains or losses that may be earned or incurred by the Bank and its affiliates as a result of risk management or other hedging related activity. Notwithstanding the foregoing, to the extent we provide U.S. dollars to the depositary, neither the Bank nor any of its affiliates will execute an FX Transaction as set forth herein. In such case, the depositary will distribute the U.S. dollars received from us.

We will pay all other fees, charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary.

Further details relating to the applicable foreign exchange rate, the applicable spread and the execution of FX Transactions will be provided by the depositary on ADR.com. We and by holding an ADS or an interest therein, ADR holders and beneficial owners of ADSs will each be acknowledging and agreeing that the terms applicable to FX Transactions disclosed from time to time on ADR.com will apply to any FX Transaction executed pursuant to the deposit agreement.

The fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. ADR holders will receive prior notice of the increase in any such fees and charges. The right of the depositary to charge and receive payment of fees, charges and expenses as provided above shall survive the termination of the deposit agreement. Upon the resignation or removal of the depositary, such right shall extend for those fees, charges and expenses incurred prior to the effectiveness of such resignation or removal.

The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to ADR holders. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to ADR holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Payment of Taxes

ADR holders or beneficial owners must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If any taxes or other governmental charges (including any penalties and/or interest) shall become payable by or on behalf of the custodian or the depositary with respect to any ADR, any deposited securities represented by the ADSs evidenced thereby or any distribution thereon, such tax or other governmental charge shall be paid by the applicable ADR holder to the depositary and by holding or owning, or having held or owned, an ADR or any ADSs evidenced thereby, the ADR holder and all beneficial owners of such ADSs, and all prior registered holders of such ADRs and prior beneficial owners of such ADSs, jointly and severally, agree to indemnify, defend and save harmless each of the depositary and its agents in respect of such tax or governmental charge.

Neither the depositary, nor any of its agents, shall be liable to ADR holders or beneficial owners of the ADSs and ADRs for failure of any of them to comply with applicable tax laws, rules and/or regulations. Notwithstanding the depositary’s right to seek payment from current and former beneficial owners of ADS, the current and prior ADR holders acknowledge and agree that the depositary has no obligation to seek payment of amounts owing from any current or prior ADR holder or beneficial owner of ADSs. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. If any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of ADRs or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) in such amounts and in such manner as the depositary deems necessary and practicable to pay such taxes and distribute any remaining net proceeds or the balance of any such property after deduction of such taxes to the ADR holders entitled thereto.

As an ADR holder or beneficial owner, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective officers, directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained. These obligations survive any transfer or surrender of ADSs or the termination of the deposit agreement.

Reclassifications, Recapitalizations and Mergers

If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any distributions of shares or other property not made to ADR holders or (iii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to, and shall if reasonably requested by us:

●	amend the form of ADR;

●	distribute additional or amended ADRs;

●	distribute cash, securities or other property it has received in connection with such actions;

●	sell by public or private sale any securities or property received and distribute the proceeds as cash; or

●	none of the above.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

How may the Éxito ADS Deposit Agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days’ notice of any amendment that imposes or increases any fees, charges or expenses on a per ADS basis (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, a transaction fee per cancellation request (including through SWIFT, telex or facsimile transmission), applicable delivery expenses or other such fees, charges or expenses), or otherwise prejudices any substantial existing right of ADR holders or beneficial owners of ADSs. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder and the beneficial owner of the corresponding ADSs are deemed to agree to such amendment and to be bound by the deposit agreement as so amended. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.

Any amendments or supplements that (i) are reasonably necessary (as agreed by us and the depositary) in order for (a) the ADSs to be registered on Form F-6 under the Securities Act or (b) the ADSs or shares to be traded solely in electronic book-entry form and (ii) do not in either such case impose or increase any fees or charges to be borne by ADR holders, shall be deemed not to prejudice any substantial rights of ADR holders or beneficial owners of ADSs. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the form of ADR (and all outstanding ADRs) at any time in accordance with such changed laws, rules or regulations, which amendment or supplement to the deposit agreement in such circumstances may become effective before a notice of such amendment or supplement is given to ADR holders or within any other period of time as required for compliance.

Notice of any amendment to the deposit agreement or form of ADRs shall not need to describe in detail the specific amendments effectuated thereby, and failure to describe the specific amendments in any such notice shall not render such notice invalid, provided, however, that, in each such case, the notice given to the ADR holders identifies a means for ADR holders and beneficial owners to retrieve or receive the text of such amendment (i.e., upon retrieval from the SEC’s, the depositary’s or our website or upon request from the depositary).

How may the Éxito ADS Deposit Agreement be terminated?

Subject to giving notice to us. the depositary may, and shall at our written direction, terminate the deposit agreement and the ADRs by mailing notice of such termination to the ADR holders at least 30 days prior to the date fixed in such notice for such termination; provided, however, if the depositary shall have (i) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to ADR holders unless a successor depositary shall not be operating under the deposit agreement within 60 days of the date of such resignation, and (ii) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to ADR holders unless a successor depositary shall not be operating under the deposit agreement on the 60th day after our notice of removal was first provided to the depositary.

Notwithstanding anything to the contrary in the deposit agreement, the depositary may terminate the deposit agreement (a)  subject to giving 30 days’ notice to the ADR holders and us, under the following circumstances: (i) in the event of our bankruptcy or insolvency, (ii) if the Shares cease to be listed on an internationally recognized stock exchange, (iii) if we effect (or will effect) a redemption of all or substantially all of the deposited securities, or a cash or share distribution representing a return of all or substantially all of the value of the deposited securities, or (iv) there occurs a merger, consolidation, sale of assets or other transaction as a result of which securities or other property are delivered in exchange for or in lieu of deposited securities; and (b) immediately without prior notice to us, any ADR holder or beneficial owner or any other person if required by any law, rule or regulation or any governmental authority or body, or the depositary would be subject to liability under or pursuant to any law, rule or regulation, or by any governmental authority or body, in each case as determined by the depositary in its reasonable discretion.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

After the date so fixed for termination, the depositary and its agents will perform no further acts under the deposit agreement and the ADRs, except to receive and hold (or sell) distributions on deposited securities and deliver deposited securities being withdrawn. As soon as practicable after the date so fixed for termination, the depositary shall use its reasonable efforts to sell the deposited securities and shall thereafter (as long as it may lawfully do so) hold in an account (which may be a segregated or unsegregated account) the net proceeds of such sales, together with any other cash then held by it under the deposit agreement, without liability for interest, in trust for the pro rata benefit of the ADR holders who have not theretofore surrendered their ADRs. After making such sale, the depositary shall be discharged from all obligations in respect of the deposit agreement and the ADRs, except to account for such net proceeds and other cash. After the date so fixed for termination, we shall be discharged from all obligations under the deposit agreement except for our obligations to the depositary and its agents.

Limitations on Obligations and Liability to ADR holders

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and beneficial owners of Éxito ADSs

Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, and from time to time in the case of the production of proofs as described below, we or the depositary or its custodian may require:

●	payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

●	the production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial or other ownership of, or interest in, any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and

●	compliance with such regulations as the depositary may establish consistent with the deposit agreement and any regulations which the depositary is informed of by us in writing that the depositary reasonably believes are required to facilitate compliance with applicable rules or regulations, including without limitation those of the SFC, the Colombian Central Bank, Deceval and the BVC.

The issuance of ADRs, the acceptance of deposits of shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of deposited securities may be suspended, generally or, in particular instances, when the ADR register or any register for deposited securities is closed or when any such action is deemed advisable by the depositary; provided that the ability to withdraw shares may only be suspended or refused under the following circumstances: (i) temporary delays caused by closing transfer books of the depositary or our transfer books or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends, (ii) the payment of fees, taxes, and similar charges, and (iii) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of deposited securities.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and each of our and the depositary’s respective directors, officers, employees, agents and affiliates, provided, however, that no provision of the deposit agreement is intended to constitute a waiver or limitation of any rights which ADR holders or beneficial owners of ADSs may have under the Securities Act or the Exchange Act, to the extent applicable. In the deposit agreement it provides that neither we nor the depositary nor any such director, officer, employee, agent or affiliate will be liable to ADR holders or beneficial owners of ADSs if:

●	any present or future law, rule, regulation, fiat, order or decree of Colombia, the United States or any other country or jurisdiction, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism, epidemic, pandemic, nationalization, expropriation, currency restrictions, extraordinary market conditions, work stoppage, strike, civil unrest, revolutions, rebellions, explosions, cyber, ransomware or malware attack, computer failure or circumstance beyond our, the depositary’s or our respective directors’, officers’, agents’ or affiliates’ direct and immediate control shall prevent or delay, or shall cause any of them to be subject to any civil or criminal penalty in connection with, any act which the deposit agreement or the ADRs provide shall be done or performed by any such party (including, without limitation, voting);

●	it exercises or fails to exercise discretion under the deposit agreement or the ADRs including, without limitation, any failure to determine that any distribution or action may be lawful or reasonably practicable;

●	it performs its obligations under the deposit agreement and ADRs without gross negligence or willful misconduct;

●	it takes any action or refrains from taking any action in reliance upon the advice of or information from any legal counsel, any accountant, any person presenting shares for deposit, any ADR holder, or any other person believed by it to be competent to give such advice or information, and/or in the case of the depositary only, from us; or

●	it relies upon any written notice, request, direction, instruction or document believed by it to be genuine and to have been signed, presented or given by the proper party or parties.

The depositary shall not be a fiduciary or have any fiduciary duty to ADR holders or beneficial owners of ADSs. Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities, the ADSs or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities, the ADSs or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any ADR holder or holders, any ADRs or otherwise related to the deposit agreement or ADRs to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators. The depositary shall not be liable for the acts or omissions made by, or the insolvency of, any securities depository, clearing agency or settlement system. Furthermore, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of JPMorgan. Notwithstanding anything to the contrary contained in the deposit agreement or any ADRs, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, any act or omission to act on the part of the custodian except to the extent that any ADR holder has incurred liability directly as a result of the custodian having (i) committed fraud or willful misconduct in the provision of custodial services to the depositary or (ii) failed to use reasonable care in the provision of custodial services to the depositary as determined in accordance with the standards prevailing in the jurisdiction in which the custodian is located. The depositary and the custodian(s) may use third party delivery services and providers of information regarding matters such as, but not limited to, pricing, proxy voting, corporate actions, class action litigation and other services in connection with the ADRs and the deposit agreement, and use local agents to provide services such as, but not limited to, attendance at any meetings of security holders of issuers. Although the depositary and the custodian will use reasonable care (and cause their agents to use reasonable care) in the selection and retention of such third party providers and local agents, they will not be responsible for any errors or omissions made by them in providing the relevant information or services. The depositary shall not have any liability for the price received in connection with any sale of securities, the timing thereof or any delay in action or omission to act nor shall it be responsible for any error or delay in action, omission to act, default or negligence on the part of the party so retained in connection with any such sale or proposed sale.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

The depositary has no obligation to inform ADR holders or beneficial owners of ADSs about the requirements of any laws, rules or regulations or any changes therein or thereto of Colombia, the United States or any other country or jurisdiction or of any governmental or regulatory authority or any securities exchange or market or automated quotation system.

Additionally, none of us, the depositary or the custodian, or any of their or our respective directors, officers, employees, agents or affiliates, shall be liable for the failure by any ADR holder or beneficial owner of ADSs to obtain the benefits of credits or refunds of non-U.S. tax paid against such ADR holder’s or beneficial owner’s income tax liability. The depositary is under no obligation to provide ADR holders or beneficial owners of ADSs, or any of them, with any information about the tax status of the Company. Neither we nor the depositary nor the custodian or any of their or our respective directors, officers, employees, agents and affiliates, shall incur any liability for any tax or tax consequences that may be incurred by ADR holders or beneficial owners of ADSs on account of their ownership or disposition of the ADRs or ADSs.

Neither the depositary nor its agents will be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any voting instructions are given or collected, including instructions to give a discretionary proxy to a person designated by us, for the manner in which any such vote is cast or not cast, including, without limitation, any vote cast by a person to whom the depositary is instructed to grant a discretionary proxy pursuant to the deposit agreement, for any procedure adopted by the depositary under the deposit agreement, or for the effect of any such vote. The depositary may rely upon instructions from us or our counsel in respect of any approval or license required for any currency conversion, transfer or distribution. The depositary shall not incur any liability for the content of any information submitted to it by us or on our behalf for distribution to ADR holders or for any inaccuracy of any translation thereof, for any investment risk associated with acquiring an interest in the deposited securities, for the validity or worth of the deposited securities, for the credit-worthiness of any third party, for allowing any rights to lapse upon the terms of the deposit agreement or for the failure or timeliness of any notice from us. The depositary shall not be liable for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary. Neither the depositary nor any of its agents shall be liable for any indirect, special, punitive or consequential damages (including, without limitation, legal fees and expenses) or lost profits, in each case of any form incurred by any person or entity (including, without limitation, ADR holders and beneficial owners of ADSs), whether or not foreseeable and regardless of the type of action in which such a claim may be brought. We shall not be liable to ADR holders or beneficial owners of ADSs for any indirect, special, punitive or consequential damages (including, without limitation, legal fees and expenses) or lost profits, in each case of any form incurred by any person or entity, whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

The depositary and its agents may own and deal in any class of securities of the Company and our affiliates and in ADSs.

Disclosure of Interest in Éxito ADSs

To the extent that Colombian law, the provisions of or governing any deposited securities, the rules or regulations of the BVC or any successor stock exchange in Colombia, the SFC or other governmental authorities or our bylaws may require disclosure of or impose limits on beneficial or other ownership of, or interest in, deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, ADR holders and beneficial owners of ADSs agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to instruct ADR holders (and through any such ADR holder, the beneficial owners of ADSs evidenced by the ADRs registered in such ADR holder’s name) to deliver their ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal directly with the ADR holder and/or beneficial owner of ADSs as a holder of shares and, by holding an ADS or an interest therein, ADR holders and beneficial owners of ADSs will be agreeing to comply with such instructions.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Books of Depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary’s direct registration system. ADR holders may inspect such records at the depositary’s office at all reasonable times, but solely for the purpose of communicating with other ADR holders in the interest of the business of the Company or a matter relating to the deposit agreement. Such register (and/or any portion thereof, including, without limitation, the issuance book portion thereof) may be closed at any time or from time to time, when deemed expedient by the depositary. Additionally, at our reasonable request, the depositary may close the issuance book portion of the ADR register in order to enable us to comply with applicable law or regulations binding upon us, provided that the depositary shall have no liability and shall be indemnified by us in such event.

The depositary will maintain facilities for the delivery and receipt of ADRs.

Appointment

In the deposit agreement, each ADR holder and each beneficial owner of ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

●	be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs, and

●	appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

Each ADR holder and beneficial owner of ADSs is further deemed to acknowledge and agree that (i) nothing in the deposit agreement or any ADR shall give rise to a partnership or joint venture among the parties thereto, nor establish a fiduciary or similar relationship among such parties, (ii) the depositary, its divisions, branches and affiliates, and their respective agents, may from time to time be in the possession of non-public information about the Company, the ADR holders, the beneficial owners of ADSs and/or their respective affiliates, (iii) the depositary and its divisions, branches and affiliates may at any time have multiple banking relationships with us, ADR holders, beneficial owners of ADSs and/or the affiliates of any of them, (iv) the depositary and its divisions, branches and affiliates may, from time to time, be engaged in transactions in which parties adverse to us or the ADR holders or beneficial owners of ADSs and/or their respective affiliates may have interests, (v) nothing contained in the deposit agreement or any ADR(s) shall (A) preclude the depositary or any of its divisions, branches or affiliates from engaging in any such transactions or establishing or maintaining any such relationships, or (B) obligate the depositary or any of its divisions, branches or affiliates to disclose any such transactions or relationships or to account for any profit made or payment received in any such transactions or relationships, and (vi) the depositary shall not be deemed to have knowledge of any information held by any branch, division or affiliate of the depositary and (vii) for purposes of the deposit agreement and the ADRs, notice to an ADR holder is deemed to constitute notice to any and all beneficial owners of the ADSs evidenced by the holder’s ADRs.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

Governing Law and Consent to Jurisdiction

The deposit agreement, the ADSs and the ADRs are governed by and construed in accordance with the laws of the State of New York. In the deposit agreement, we have submitted to the non-exclusive jurisdiction of the state or federal courts in New York, New York and appointed an agent for service of process on our behalf. Any suit, action or proceeding against us based on the deposit agreement, the ADSs, the ADRs or the transactions contemplated therein or thereby, may also be instituted by the depositary in any competent court in Colombia and/or the United States.

By holding or owning an ADS or ADR or an interest therein, ADR holders and beneficial owners of ADSs each irrevocably agree that any legal suit, action or proceeding against or involving ADR holders or beneficial owners of ADSs brought by us or the depositary, arising out of or based upon the deposit agreement, the ADSs, the ADRs or the transactions contemplated thereby, may be instituted in a state or federal court in New York, New York, and each irrevocably waives any objection that it may have to the laying of venue of any such proceeding, and irrevocably submits to the non-exclusive jurisdiction of such courts in any such suit, action or proceeding.

By holding or owning an ADS or ADR or an interest therein, ADR holders and beneficial owners of ADSs each irrevocably agree that any legal suit, action or proceeding against or involving us or the depositary brought by ADR holders or beneficial owners of ADSs, arising out of or based upon the deposit agreement, the ADSs, the ADRs or the transactions contemplated thereby, including, without limitation, claims under the Securities Act, may be only instituted in the United States District Court for the Southern District of New York (or in the state courts of New York County in New York if either (i) the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute or (ii) the designation of the United States District Court for the Southern District of New York as the exclusive forum for any particular dispute is, or becomes, invalid, illegal or unenforceable).

Jury Trial Waiver

The deposit agreement provides that, to the fullest extent permitted by applicable law, each party thereto (including, for avoidance of doubt, each ADR holder and beneficial owner and/or holder of interests in Éxito ADSs) irrevocably waives, to the fullest extent permitted by applicable law, the right to a jury trial in any suit, action or proceeding against us or the depositary directly or indirectly arising out of, based on or relating in any way to our shares or other deposited securities, the Éxito ADSs, the ADRs, the deposit agreement, or any transaction contemplated therein, or the breach thereof (whether based on contract, tort, common law or other theory), including any suit, action, claim or proceeding under the U.S. federal securities laws. If we or the depositary were to oppose a jury trial demand based on such waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable state and federal law, including whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. No provision of the deposit agreement or the ADRs is intended to constitute a waiver or limitation of any rights which an ADR holder or any beneficial owner of ADSs may have under the Securities Act or the Exchange Act, to the extent applicable.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Not applicable.

ITEM 16. [RESERVED]

Not applicable.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

ITEM 16B. CODE OF ETHICS

Not applicable.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Due to the rotation of independent auditors mandated by Casino, on March 24, 2022, our shareholders approved our board of director’s proposal to change Ernst & Young Audit S.A.S. (“EY”), as our statutory auditors, and engage KPMG S.A.S. (“KPMG”) to serve as our new statutory auditor as of the first quarter of 2022 for the fiscal year ending December 31, 2022, and future fiscal years until a new auditor rotation is required.

Upon completion of KPMG’s SEC client acceptance procedures, Éxito plans to engage KPMG S.A.S. (“KPMG”) as our new independent registered public accounting firm for SEC regulatory purposes, for the fiscal year ended December 31, 2022 and future periods.

The audit report dated January 20, 2023 of EY on our consolidated financial statements as of December 31, 2021 and 2020 and for the years then ended, does not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles. During the fiscal years ended December 31, 2021 and 2020, there were no disagreements between us and EY on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of EY, would have caused EY to make reference to the subject matter of the disagreement in its report on our consolidated financial statements. During the fiscal years ended December 31, 2021 and 2020, there were no “reportable events” as that term is defined in Item 16F(a)(1)(v) of the instructions to Form 20-F. We have provided EY with a copy of this Item 16F and have requested and received from EY a letter addressed to the SEC stating whether or not EY agrees with the above statements. A copy of the letter from EY is attached as Exhibit 15.4 to this registration statement.

During the fiscal years ended December 31, 2021 and 2020, neither us nor anyone acting on our behalf consulted KPMG regarding any of the matters or events set forth in Item 16F(a)(2) of the instructions to Form 20-F.

ITEM 16G. CORPORATE GOVERNANCE

Not applicable.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREING JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18. FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of all financial statements filed as part of this registration statement.

ITEM 19. EXHIBITS

(a)	Financial Statements

Almacenes Éxito S.A.

(b)	List of Exhibits

Exhibit No.	Description
1.1*	Bylaws of Almacenes Éxito S.A. (English translation).
2.1*	Form of Deposit Agreement, among Almacenes Éxito S.A., JPMorgan Chase Bank N.A., as Depositary, and the holders and beneficial owners from time to time of American Depositary Shares issued thereunder.
2.2*	Form of American Depositary Receipt representing American Depositary Shares representing common shares of Almacenes Éxito S.A. (included in Exhibit 2.1).
2.3†	BDR Issuance and Registration Service Agreement, dated December 16, 2022, between Éxito and the Éxito BDR Depositary (English translation).
4.1*	Separation Agreement between Almacenes Éxito S.A. and Companhia Brasileira de Distribuição.
4.2†	Agency Agreement, dated January 12, 2023, between the Swiss Branch of Casino International SAS and Almacenes Éxito S.A.
8.1	List of subsidiaries of the Registrant. See note 1.1 to our audited consolidated financial statements.
15.1*	Consent of Ernst & Young Audit S.A.S.
15.2*	Consent of Deloitte S.C.
15.3*	Consent of Deloitte & Co. S.A.
15.4†	Letter from Ernst & Young Audit S.A.S. regarding change in Registrant’s certifying accountant.

*	To be filed by amendment.
†	Previously filed.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Date:	Almacenes Éxito S.A.

Name:
Title:

Name:
Title:

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

INDEX TO FINANCIAL STATEMENTS

Almacenes Éxito S.A.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Almacenes Exito S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Almacenes Exito S.A. (the Company) as of December 31, 2021, and 2020, the related consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows for the years then ended and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We did not audit the consolidated financial statements of Grupo Disco Uruguay S.A., and the financial statements of Devoto Hnos. S.A. and Libertad S.A., subsidiaries of the Company, which in aggregate reflect total assets constituting 14% and 13% at December 31, 2021 and 2020, respectively; and total revenues constituting 24% in 2021 and 23% in 2020 of the related consolidated totals. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for Grupo Disco Uruguay S.A., Devoto Hnos. S.A. and Libertad S.A., is based solely on the reports of the other auditors.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of goodwill and intangible assets with an indefinite useful life

Description of the Matter

As described in Note 34 to the consolidated financial statements, at December 31, 2021, goodwill and intangible assets with indefinite useful lives amounted to COP$3,024,983 million and COP$264,708 million, respectively. The Company annually conducts impairment tests by comparing the recoverable amount to the carrying value of the groups of cash generating units to which goodwill and other intangible assets with an indefinite useful life are allocated.

Auditing management’s annual impairment test on goodwill and indefinite-life intangible assets was complex and highly judgmental due to the significant estimation required to determine the recoverable amount of the groups of cash generating units. In particular, the value in use estimates were sensitive to significant assumptions, such as changes in the discount rate, revenue growth rate, operating margin, working capital and terminal value, which are affected by expectations about future market or economic conditions.

How We Addressed the Matter in Our Audit	To test the estimated recoverable amount of the Company’s groups of cash generating units, we performed audit procedures that included, among others, assessing methodologies and testing the significant assumptions discussed above and the underlying data used by the Company in its analysis. We compared the significant assumptions used by management to current industry and economic trends of the markets in which the Company operates. We assessed the historical accuracy of management’s estimates and performed sensitivity analyses of significant assumptions to evaluate the changes in the value in use or fair value of the groups of cash generating units that would result from changes in the assumptions. We also involved our valuation specialists to assist in our evaluation of the methodologies and significant assumptions.

Valuation of deferred tax assets and tax credits

Description of the Matter

As more fully described in Note 24 to the consolidated financial statements, at December 31, 2021, the Company had assets for tax credits of COP$112,268 million and deferred tax assets of COP$205,161 million. Deferred income tax assets are only recognized if it is probable that there will be future taxable income against which such deductible temporary differences may be offset.

Auditing management’s assessment of the realizability of its tax credits and deferred tax assets involved complex auditor judgment because management’s estimate is highly judgmental and based on significant assumptions that may be affected by future market or economic conditions.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

How We Addressed the Matter in Our Audit	Among other audit procedures performed, we tested the Company’s scheduling of the reversal of existing temporary taxable differences. We evaluated the assumptions used by the Company to develop projections of future taxable income by legal entity and tested the completeness and accuracy of the underlying data used in its projections. We also assessed the historical accuracy of management’s projections and compared the projections of future taxable income with other forecasted financial information prepared by the Company. We also involved our tax professionals to assist in our evaluation of the source and period over which the Company’s tax credits may be used.

Valuation of discounts and rebates from suppliers

Description of the Matter

As disclosed in Note 11.2 to the consolidated financial statements, for the year ended December 31, 2021, the Company recognized trade discounts and purchase rebates from its suppliers of COP$1,965,335 million. A high percentage of discounts feature specific business terms with each vendor and at different times of the year, which can impact the timing of recognition, based on their source or nature of discount agreed with each supplier.

Auditing the Company’s trade discounts and purchase rebates was challenging due to the volume of contracts and number of suppliers involved.

How We Addressed the Matter in Our Audit	To test the Company’s trade discounts and purchase rebates, we performed audit procedures that included, among others, comparing the discounts recognized with agreements with suppliers and approval documentation on a sample basis. We also tested transactions in order to identify unusual movements or adjustments. We confirmed third-party balances on accounts payable and compared the response against accounting records or performed alternate procedures, where confirmations were not obtained. We also performed analytical procedures on the movements in trade discounts and purchase rebates.

/s/ Ernst & Young Audit S.A.S.

We served as the Company’s auditor from 2018 to 2023.

Medellín, Colombia

January 20, 2023

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

Deloitte S.C. Víctor Soliño 349, 16° floor Montevideo, 11300 Uruguay Phone: +598 2916 0756 Fax: +598 2916 3317 www.deloitte.com/uy

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Grupo Disco Uruguay S.A.

Opinion on the Financial Statements

We have audited the consolidated statement of financial position of Grupo Disco Uruguay S.A. and subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2021, and the related notes thereto, none of which are included herein, prepared in Uruguayan pesos (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

Promotional agreements with vendors —Note 3.2.20 a. iii. to the consolidated financial statements

Critical Audit Matter Description

The Company receives incentives related to volume rebates and other incentives such as participation in advertising in the form of payments from its vendors and/or reductions to the amounts owed to its vendors. The incentives are recorded as a reduction to inventory as they are earned based on inventory purchases and other agreements. As the related inventory is sold, the amounts are recorded as a reduction to cost of sales.

Although many of these incentives are under long-term agreements of more than one year, others are negotiated on an annual basis or shorter. Given the number of vendors and the nature of the different vendor agreements, auditing vendor incentives was challenging due to the extent of audit effort required to evaluate whether the deferred vendor incentives were recorded in accordance with the terms of the vendor agreements and properly segregated between unsold inventory and cost of goods sold.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to vendor incentives, included the following, among others:

●	We tested the effectiveness of controls over vendor incentives, including management’s controls over the rebates received during the year, and the year-end discount estimate calculation.

●	We tested the amount of incentives recorded as a reduction of cost of sales during the year by developing an independent expectation based on the historical percentage of incentives and purchases of the year, comparing our expectation to the amount recorded by management.

●	We selected a sample of vendor contracts to test the incentives accrual at year-end based on payables accrued at year-end. We agreed the information used in the calculation to contracts signed with the vendors, validating the conditions and percentages of incentives agreed upon.

●	We tested the portion of the incentives related to unsold inventories by developing an independent expectation based on total incentives received during the year, total purchases and inventories at year-end, comparing our expectation to the amount recorded by management.

/s/ Deloitte S.C.

Montevideo, Uruguay

January 20, 2023

We have served as the Company’s auditor since 2017.

Deloitte refers to Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, its network of member firms and their related entities, each of which is a legally separate and independent entity. Please see www.deloitte.com to learn more about our global network of member firms.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

Deloitte S.C. Víctor Soliño 349, 16° floor Montevideo, 11300 Uruguay Phone: +598 2916 0756 Fax: +598 2916 3317 www.deloitte.com/uy

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Devoto Hnos. S.A.

Opinion on the Financial Statements

We have audited the statement of financial position of Devoto Hnos. S.A. (the “Company”) as of December 31, 2021 and 2020, the related statements of profit or loss, changes in equity and cash flows for each of the two years in the period ended December 31, 2021, and the related notes thereto, none of which are included herein, prepared in Uruguayan pesos (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

Promotional agreements with vendors — Note 3.2.18.a. iii. to the financial statements

Critical Audit Matter Description

The Company receives incentives related to volume rebates and other incentives such as participation in advertising in the form of payments from its vendors and/or reductions to the amounts owed to its vendors. The incentives are recorded as a reduction to inventory as they are earned based on inventory purchases and other agreements. As the related inventory is sold, the amounts are recorded as a reduction to cost of sales.

Although many of these incentives are under long-term agreements of more than one year, others are negotiated on an annual basis or shorter. Given the number of vendors and the nature of the different vendor agreements, auditing vendor incentives was challenging due to the extent of audit effort required to evaluate whether the deferred vendor incentives were recorded in accordance with the terms of the vendor agreements and properly segregated between unsold inventory and cost of goods sold.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to vendor incentives, included the following, among others:

●	We tested the effectiveness of controls over vendor incentives, including management’s controls over the rebates received during the year, and the year-end discount estimate calculation.

●	We tested the amount of incentives recorded as a reduction of cost of sales during the year by developing an independent expectation based on the historical percentage of incentives and purchases of the year, comparing our expectation to the amount recorded by management.

●	We selected a sample of vendor contracts to test the incentives accrual at year-end based on payables accrued at year-end. We agreed the information used in the calculation to contracts signed with the vendors, validating the conditions and percentages of incentives agreed upon.

●	We tested the portion of the incentives related to unsold inventories by developing an independent expectation based on total incentives received during the year, total purchases and inventories at year-end, comparing our expectation to the amount recorded by management.

/s/ Deloitte S.C.

Montevideo, Uruguay

January 20, 2023

We have served as the Company’s auditor since 2017.

Deloitte refers to Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, its network of member firms and their related entities, each of which is a legally separate and independent entity. Please see www.deloitte.com to learn more about our global network of member firms.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

Deloitte & Co. S.A. Florida 234, 5th floor Ciudad Autónoma de Buenos Aires, Argentina Phone: +54 11 4320 2700 www.deloitte.com/ar

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Libertad S.A.

Opinion on the Financial Statements

We have audited the statements of financial position of Libertad S.A. (the “Company”) as of December 31, 2021 and 2020, the related statements of profit or loss, changes in equity and cash flows for each of the two years in the period ended December 31, 2021, and the related notes thereto, none of which are included herein, presented in Argentine pesos (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

Promotional agreements with vendors - Note 3.2.15 a) to the financial statements

Critical Audit Matter Description

The Company receives incentives related to volume rebates and other incentives such as participation in advertising in the form of payments from its vendors and/or reductions to the amounts owed to its vendors. The incentives are recorded as a reduction to inventory as they are earned based on inventory purchases and other agreements. As the related inventory is sold, the amounts are recorded as a reduction to cost of sales.

Although many of these incentives are under long-term agreements of more than one year, others are negotiated on an annual basis or shorter. Given the number of vendors and the nature of the different vendor agreements, auditing volume rebates and other incentives from vendors was challenging due to the extent of audit effort required to evaluate whether the deferred vendor incentives were recorded in accordance with the terms of the vendor agreements and properly segregated between unsold inventory and cost of goods sold.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to vendor incentives, included the following, among others:

●	We tested the effectiveness of controls over vendor incentives, including management’s controls over the rebates received during the year and the year-end discount estimate calculation.

●	We tested the amount of incentives recorded as a reduction of cost of sales during the year by developing an independent expectation based on the historical percentage of incentives and purchases of the year, comparing our expectation to the amount recorded by management.

●	We selected a sample of vendor contracts to test the incentives accrual at year-end based on payables accrued at year-end. We agreed the information used in calculation to contracts signed with the vendors, validating the conditions and percentages of incentives agreed upon.

●	We tested the portion of incentives related to sold inventories by developing an independent expectation based on total incentives received during the year (and in past years) and total purchases at year-end, comparing our expectation to the amount recorded by management.

/s/ Deloitte & Co. S.A.

Buenos Aires, Argentina

January 20, 2023

We began serving as the Company´s auditor in 2010. In 2022 we became the predecessor auditor.

Deloitte refers to Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, its network of member firms and their related entities, each of which is a legally separate and independent entity. Please see www.deloitte.com to learn more about our global network of member firms.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

Almacenes Éxito S.A.

Consolidated statements of financial position

At December 31, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

		At December 31,
	Notes	2021	2020
Current assets
Cash and cash equivalents	7	2,541,579	2,409,391
Trade receivables and other receivables	8	625,931	471,202
Prepayments	9	36,515	36,811
Related parties	10	56,475	39,458
Inventories, net	11	2,104,303	1,922,617
Financial assets	12	14,331	4,192
Tax assets	24	429,625	362,383
		5,808,759	5,246,054
Assets held for sale	40	24,601	19,942
Total current assets		5,833,360	5,265,996
Non-current assets
Trade receivables and other receivables	8	58,120	33,708
Prepayments	9	9,195	10,867
Receivables with related parties	10	24,500	14,500
Financial assets	12	40,630	56,911
Deferred tax assets	24	205,161	234,712
Rights of use asset, net	15	1,370,512	1,317,545
Other intangible assets, net	16	363,987	307,797
Investment property, net	14	1,656,245	1,578,746
Property, plant and equipment, net	13	4,024,697	3,707,602
Goodwill	17	3,024,983	2,853,535
Investments accounted for using the equity method	18	289,391	267,657
Other assets		398	398
Total non-current assets		11,067,819	10,383,978
Total assets		16,901,179	15,649,974

Current liabilities
Loans and borrowings	20	674,927	1,110,883
Employee benefits	21	2,482	2,520
Provisions	22	24,175	30,132
Payable to related parties	10	65,646	50,487
Trade payables and other payable	23	5,136,626	4,678,078
Lease liabilities	15	234,178	223,803
Tax liabilities	24	81,519	76,111
Derivative instruments and collections on behalf of third parties	25	81,544	87,289
Other liabilities	26	217,303	163,644
Total current liabilities		6,518,400	6,422,947
Non-current liabilities
Loans and borrowings	20	742,084	344,779
Employee benefits	21	17,896	20,384
Provisions	22	11,086	14,542
Trade payables and other payable	23	49,929	68
Lease liabilities	15	1,360,465	1,319,092
Deferred tax liabilities	24	166,751	118,722
Tax liabilities	24	3,924	4,463
Derivative instruments and collections on behalf of third parties	25	-	94
Other liabilities	26	2,167	610
Total non-current liabilities		2,354,302	1,822,754
Total liabilities		8,872,702	8,245,701
Shareholders’ equity
Share capital		4,482	4,482
Reserves		1,306,445	1,257,715
Other equity components		5,570,478	4,941,666
Equity attributable to non-controlling interest		1,147,072	1,200,410
Total shareholders’ equity		8,028,477	7,404,273
Total liabilities and shareholders’ equity		16,901,179	15,649,974

The accompanying notes are an integral part of the consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

Almacenes Éxito S.A.

Consolidated statements of profit or loss

For the years ended December 31, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

		Year ended December 31,
	Notes	2021	2020
Continuing operations
Revenue from contracts with customers	28	16,922,385	15,735,839
Cost of sales	11	(12,488,856)	(11,778,910)
Gross profit		4,433,529	3,956,929

Distribution, administrative and selling expenses	29	(3,489,920)	(3,240,216)
Other operating expenses, net	31	(24,201)	(105,468)
Operating profit		919,408	611,245

Financial income	32	173,819	200,195
Financial cost	32	(369,574)	(445,826)
Share of profit in associates and joint ventures	18	7,234	19,668
Profit before income tax from continuing operations		730,887	385,282
Income tax expense	24	(137,670)	(54,179)
Profit for the year from continuing operations		593,217	331,103
Net loss from discontinued operations	40	(280)	(1,201)
Profit for the year		592,937	329,902

Net profit attributable to:
Equity holders of the Parent		474,681	230,872
Non-controlling interests		118,256	99,030
Profit for the year		592,937	329,902

Earnings per share (*)
Basic and diluted earnings per share (*):
Basic and diluted earnings per share attributable to the shareholders of the Parent	33	365.74	177.89
Basic and diluted earnings per share from continuing operations attributable to the shareholders of the Parent	33	365.96	178.82
Basic and diluted (losses) earnings per share from discontinued operations attributable to the shareholders of the Parent	33	(0.22)	(0.93)

(*)	Amounts expressed in Colombian pesos.

The accompanying notes are an integral part of the consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

Almacenes Éxito S.A.

Consolidated statements of other comprehensive income

For the years ended December 31, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

		Year ended December 31,
	Notes	2021	2020

Profit for the year		592,937	329,902

Other comprehensive income

Components of other comprehensive income that will not be reclassified to profit and loss, net of taxes	27
Remeasurement gain (loss) on defined benefit plans		1,812	(542)
(Loss) gain from financial instruments designated at fair value through other comprehensive income		(932)	1,936
Total other comprehensive income that will not be reclassified to period results, net of taxes		880	1,394

Components of other comprehensive income that may be reclassified to profit and loss, net of taxes
Gain (loss) from translation exchange differences (1)	27	111,657	(269,461)
Net loss on hedge of a net investment in a foreign operation	27	(5,755)	(14,236)
Gain (loss) from cash flows hedges	27	4,909	(797)
Total other comprehensive income that may be reclassified to profit or loss, net of taxes		110,811	(284,494)
Total other comprehensive income		111,691	(283,100)
Total comprehensive income		704,628	46,802

Comprehensive income attributable to:
Equity holders of the Parent		585,186	(50,678)
Non-controlling interests		119,442	97,480

(1)	Represents exchange differences arising from the translation of assets, liabilities, equity and results of foreign operations into the reporting currency.

The accompanying notes are an integral part of the consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

Almacenes Éxito S.A.

Consolidated statements of changes in equity

For the years ended December 31, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

	Attributable to the equity holders of the parent
	Issued share capital	Premium on the issue of shares	Treasury shares	Legal reserve	Occasional reserve	Reserves for acquisition of treasury shares	Reserve for future dividends distribution	Other Reserves	Total reserves	Other comprehensive income	Retained earnings	Hyperinflation and other equity components	Total	Non-controlling interests	Total shareholders’ equity
	Note 27	Note 27	Note 27	Note 27	Note 27	Note 27	Note 27	Note 27	Note 27	Note 27	Note 27
Balance at January 1, 2020	4,482	4,843,466	(2,734)	7,857	1,771,022	22,000	155,412	199,280	2,155,571	(1,069,112)	618,031	646,824	7,196,528	1,248,314	8,444,842
Cash dividend declared	-	-	-	-	(1,091,259)	-	-	-	(1,091,259)	-	-	-	(1,091,259)	(74,574)	(1,165,833)
Net income	-	-	-	-	-	-	-	-	-	-	230,872	-	230,872	99,030	329,902
Other comprehensive income	-	-	-	-	-	-	-	-	-	(281,550)	-	-	(281,550)	(1,550)	(283,100)
Appropriation to reserves	-	-	-	-	57,602	-	-	-	57,602	-	(57,602)	-	-	-	-
Changes in interest in the ownership of subsidiaries that do not result in loss of control	-	-	-	-	-	-	-	-	-	-	-	(2,055)	(2,055)	2,619	564
Equity impact on the inflationary effect of subsidiary Libertad S.A.	-	-	-	-	-	-	-	-	-	-	-	163,521	163,521	-	163,521
Changes in fair value of put option on non-controlling interests and other movements	-	-	-	-	(2,583)	-	-	138,384	135,801	-	(147,995)	-	(12,194)	(73,429)	(85,623)
Balance at December 31, 2020	4,482	4,843,466	(2,734)	7,857	734,782	22,000	155,412	337,664	1,257,715	(1,350,662)	643,306	808,290	6,203,863	1,200,410	7,404,273
Cash dividend declared	-	-	-	-	(49,609)	-	-	-	(49,609)	-	(123,614)	-	(173,223)	(127,773)	(300,996)
Net income	-	-	-	-	-	-	-	-	-	-	474,681	-	474,681	118,256	592,937
Other comprehensive income	-	-	-	-	-	-	-	-	-	110,505	-	-	110,505	1,186	111,691
Appropriation to reserves	-	-	-	-	107,258	-	-	-	107,258	-	(107,258)	-	-	-	-
Changes in interest in the ownership of subsidiaries that do not result in loss of control	-	-	-	-	-	-	-	-	-	-	-	(5,506)	(5,506)	3,419	(2,087)
Equity impact on the inflationary effect of subsidiary Libertad S.A.	-	-	-	-	-	-	-	-	-	-	-	278,474	278,474	-	278,474
Changes in fair value of put option on non-controlling interests and other movements	-	-	-	-	(784)	-	-	(8,135)	(8,919)	-	1,530	-	(7,389)	(48,426)	(55,815)
Balance at December 31, 2021	4,482	4,843,466	(2,734)	7,857	791,647	22,000	155,412	329,529	1,306,445	(1,240,157)	888,645	1,081,258	6,881,405	1,147,072	8,028,477

The accompanying notes are an integral part of the consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

Almacenes Éxito S.A.

Consolidated statements of cash flows

For the years ended December 31, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

		Year ended December 31,
	Notes	2021	2020
Operating activities
Profit for the year		592,937	329,902
Adjustments to reconcile profit for the year
Current income tax	24	122,096	117,393
Deferred income tax	24	15,574	(63,214)
Interest, loans and lease expenses	32	147,148	211,026
(Gain) loss from changes in fair value of derivative financial instruments	32	(26,780)	25,325
Impairment of receivables, net	8.1	8,027	13,681
(Reversal) impairment losses of inventories, net	11.1	(5,844)	2,475
Impairment of property, plant and equipment, investment properties and intangible assets	13; 14; 16	4,527	16,895
Employee benefit provisions		2,463	1,537
Provisions	22	30,735	81,503
Depreciation of property, plant and equipment, right of use asset and investment property	13; 14; 15	510,498	485,794
Amortization of intangible assets	16	17,693	19,217
Share of profit in associates and joint ventures accounted for using the equity method	18	(7,234)	(19,668)
Loss from the disposal of non-current assets	31	17,971	9,186
Interest income	32	(17,277)	(22,014)
Other adjustments from items other than cash		4,531	3,109
Operating income before changes in working capital		1,417,065	1,212,147
Increase in trade receivables and other accounts receivable		(169,941)	(129,936)
Decrease in prepayments		2,603	3,398
(Increase) decrease in receivables from related parties		(17,015)	15,385
Increase in inventories		(150,859)	(65,222)
Increase in tax assets		(11,940)	(5,235)
Decrease in employee benefits		(2,660)	(3,306)
Decrease in other provisions		(38,135)	(69,738)
Increase in trade payables and other accounts payable		375,684	87,071
Increase in accounts payable to related parties		15,627	5,264
Increase in tax liabilities		7,594	5,315
Increase in other liabilities		52,518	50,123
Income tax paid		(136,915)	(127,665)
Net cash flows provided by operating activities		1,343,626	977,601
Investing activities
Advances to joint ventures		(24,500)	(37,002)
Acquisition of property, plant and equipment	13.1	(330,450)	(204,417)
Acquisition of other assets		(708)	(34)
Acquisition of investment property	14	(86,149)	(10,596)
Acquisition of intangible assets	16	(42,774)	(37,853)
Proceeds of the sale of property, plant and equipment and intangible assets.		4,396	4,886
Net cash flows used in investing activities		(480,185)	(285,016)
Financing activities
Proceeds from financial assets		23,625	7,527
Proceeds from (payments of) derivative instruments and collections on behalf of third parties		11,679	(30,889)
Proceeds from loans and borrowings	20	370,620	1,622,096
Repayment of loans and borrowings	20	(500,834)	(866,866)
Payments of interest of loans and borrowings	20	(54,178)	(76,283)
Lease liabilities paid		(220,830)	(173,703)
Interest on lease liabilities paid		(94,909)	(130,286)
Dividends paid	37	(303,483)	(1,182,231)
Interest received		17,277	22,014
(Payment) proceeds from transactions with non-controlling interest		(3,178)	1,677
Other		1,137	1,264
Net cash flows used in financing activities		(753,074)	(805,680)
Net increase (decrease) in cash and cash equivalents		110,367	(113,095)
Effects of the variation in exchange rates		21,821	(40,188)
Cash and cash equivalents at the beginning of period	7	2,409,391	2,562,674
Cash and cash equivalents at the end of period	7	2,541,579	2,409,391

The accompanying notes are an integral part of the consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

Note 1. General information

Almacenes Éxito S.A., (hereinafter Éxito), was incorporated pursuant to Colombian laws on March 24, 1950; its headquarter is located Carrera 48 No. 32B Sur - 139, Envigado, Colombia. Éxito and its subsidiaries are referred to as the “Éxito Group”.

Éxito is listed on the Colombia Stock Exchange (BVC) since 1994 and is under the supervision of the Financial Superintendence of Colombia.

The consolidated financial statements for the years ended December 31, 2021 and 2020, were authorized for issue in accordance with resolution of directors on January 20, 2023.

Éxito Group´s corporate purpose is to:

-	Acquire, store, transform and, in general, distribute and sell under any trading figure, including funding thereof, all kinds of goods and products, produced either locally or abroad, on a wholesale or retail basis, physically or online.

-	Provide ancillary services, namely grant credit facilities for the acquisition of goods, grant insurance coverage, carry out money transfers and remittances, provide mobile phone services, trade tourist package trips and tickets, repair and maintain furnishings, complete paperwork and energy trade.

-	Give or receive in lease trade premises, receive or give, in lease or under occupancy, spaces or points of sale or commerce within its trade establishments intended for the exploitation of businesses of distribution of goods or products, and the provision of ancillary services.

-	Incorporate, fund or promote with other individuals or legal entities, enterprises or businesses intended for the manufacturing of objects, goods, articles or the provision of services related with the exploitation of trade establishments.

-	Acquire property, build commercial premises intended for establishing stores, malls or other locations suitable for the distribution of goods, without prejudice to the possibility of disposing of entire floors or commercial premises, give them in lease or use them in any convenient manner with a rational exploitation of land approach, as well as invest in property, promote and develop all kinds of real estate projects.

-	Invest resources to acquire shares, bonds, trade papers and other securities of free movement in the market to take advantage of tax incentives established by law, as well as make temporary investments in highly liquid securities with a purpose of short-term productive exploitation; enter into firm factoring agreements using its own resources; encumber its chattels or property and enter into financial transactions that enable it to acquire funds or other assets.

-	In the capacity as wholesaler and retailer, distribute oil-based liquid fuels through service stations, alcohols, biofuels, natural gas for vehicles and any other fuels used in the automotive, industrial, fluvial, maritime and air transport sectors, of all kinds.

The immediate holding company, or controlling entity of Éxito is Companhia Brasileira de Distribuição (hereinafter CBD), which owns 91.57% at December 31, 2021 (at December 31, 2020 - 96.57%) of its ordinary shares. CBD is controlled by Casino, Guichard-Perrachon S.A., which is ultimately controlled by Mr. Jean-Charles Henri Naouri.

The Éxito Group is registered in the Camara de Comercio Aburrá Sur.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

Note 1.1. Stock ownership in subsidiaries included in the consolidated financial statements

Below is a detail of the stock ownership in subsidiaries included in the consolidated financial statements at December 31, 2021, which was substantially the same as in 2020, except as noted below:

Name	Direct controlling entity	Segment	Country	Stock ownership of direct controlling entity 2021
Directly owned entities
Almacenes Éxito Inversiones S.A.S.	Almacenes Éxito S.A.	Colombia	Colombia	100.00%
Logística, Transporte y Servicios Asociados S.A.S.	Almacenes Éxito S.A.	Colombia	Colombia	100.00%
Marketplace Internacional Éxito y Servicios S.A.S.	Almacenes Éxito S.A.	Colombia	Colombia	100.00%
Depósitos y Soluciones Logísticas S.A.S.	Almacenes Éxito S.A.	Colombia	Colombia	100.00%
Marketplace Internacional Éxito S.L.	Almacenes Éxito S.A.	Colombia	Spain	100.00%
Fideicomiso Lote Girardot	Almacenes Éxito S.A.	Colombia	Colombia	100.00%
Transacciones Energéticas S.A.S. E.S.P. (Gemex O&W S.A.S.) (a)	Almacenes Éxito S.A.	Colombia	Colombia	100.00%
Éxito Industrias S.A.S.	Almacenes Éxito S.A.	Colombia	Colombia	97.95%
Éxito Viajes y Turismo S.A.S.	Almacenes Éxito S.A.	Colombia	Colombia	51.00%
Gestión Logística S.A. (b)	Almacenes Éxito S.A.	Colombia	Panama	100.00%
Patrimonio Autónomo Viva Malls	Almacenes Éxito S.A.	Colombia	Colombia	51.00%
Spice Investment Mercosur S.A.	Almacenes Éxito S.A.	Uruguay	Uruguay	100.00%
Onper Investment 2015 S.L.	Almacenes Éxito S.A.	Argentina	Spain	100.00%
Patrimonio Autónomo Iwana	Almacenes Éxito S.A.	Colombia	Colombia	51.00%
Indirectly owned entities
Patrimonio Autónomo Centro Comercial Viva Barranquilla	Patrimonio Autónomo Viva Malls	Colombia	Colombia	90.00%
Patrimonio Autónomo Viva Laureles	Patrimonio Autónomo Viva Malls	Colombia	Colombia	80.00%
Patrimonio Autónomo Viva Sincelejo	Patrimonio Autónomo Viva Malls	Colombia	Colombia	51.00%
Patrimonio Autónomo Viva Villavicencio	Patrimonio Autónomo Viva Malls	Colombia	Colombia	51.00%
Patrimonio Autónomo San Pedro Etapa I	Patrimonio Autónomo Viva Malls	Colombia	Colombia	51.00%
Patrimonio Autónomo Centro Comercial	Patrimonio Autónomo Viva Malls	Colombia	Colombia	51.00%
Patrimonio Autónomo Viva Palmas	Patrimonio Autónomo Viva Malls	Colombia	Colombia	51.00%
Geant Inversiones S.A.	Spice Investment Mercosur S.A.	Uruguay	Uruguay	100.00%
Larenco S.A.	Spice Investment Mercosur S.A.	Uruguay	Uruguay	100.00%
Lanin S.A.	Spice Investment Mercosur S.A.	Uruguay	Uruguay	100.00%
Grupo Disco del Uruguay S.A.	Spice Investment Mercosur S.A.	Uruguay	Uruguay	62.49%
Devoto Hermanos S.A.	Lanin S.A.	Uruguay	Uruguay	100.00%
Mercados Devoto S.A.	Lanin S.A.	Uruguay	Uruguay	100.00%
5 Hermanos Ltda.	Lanin S.A.	Uruguay	Uruguay	100.00%
Sumelar S.A.	Lanin S.A.	Uruguay	Uruguay	100.00%
Tipsel S.A.	Lanin S.A.	Uruguay	Uruguay	100.00%
Tedocan S.A.	Mercados Devoto S.A.	Uruguay	Uruguay	100.00%
Supermercados Disco del Uruguay S.A.	Grupo Disco del Uruguay S.A.	Uruguay	Uruguay	100.00%
Ameluz S.A.	Grupo Disco del Uruguay S.A.	Uruguay	Uruguay	100.00%
Fandale S.A.	Grupo Disco del Uruguay S.A.	Uruguay	Uruguay	100.00%
Odaler S.A.	Grupo Disco del Uruguay S.A.	Uruguay	Uruguay	100.00%
La Cabaña S.R.L.	Grupo Disco del Uruguay S.A.	Uruguay	Uruguay	100.00%
Ludi S.A.	Grupo Disco del Uruguay S.A.	Uruguay	Uruguay	100.00%
Hiper Ahorro S.R.L.	Grupo Disco del Uruguay S.A.	Uruguay	Uruguay	100.00%
Maostar S.A.	Grupo Disco del Uruguay S.A.	Uruguay	Uruguay	50.01%
Semin S.A.	Supermercados Disco del Uruguay S.A.	Uruguay	Uruguay	100.00%
Randicor S.A.	Supermercados Disco del Uruguay S.A.	Uruguay	Uruguay	100.00%
Ciudad del Ferrol S.C.	Supermercados Disco del Uruguay S.A.	Uruguay	Uruguay	98.00%
Setara S.A.	Odaler S.A.	Uruguay	Uruguay	100.00%
Mablicor S.A.	Fandale S.A.	Uruguay	Uruguay	51.00%
Vía Artika S. A.	Onper Investment 2015 S.L.	Argentina	Uruguay	100.00%
Gelase S. A.	Onper Investment 2015 S.L.	Argentina	Belgium	100.00%
Libertad S.A.	Onper Investment 2015 S.L.	Argentina	Argentina	100.00%
Spice España de Valores Americanos S.L.	Vía Artika S. A.	Argentina	Spain	100.00%

(a)	On December 3, 2020, subsidiary Gemex O&W S.A.S. changed its corporate name to Transacciones Energéticas S.A.S. On February 16, 2021, subsidiary Transacciones Energéticas S.A.S. changed its corporate name to Transacciones Energéticas S.A.S. E.S.P.

(b)	Subsidiary created on September 7, 2021.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

Note 1.2. Subsidiaries with material non-controlling interests

At December 31, 2021 and 2020 the following subsidiaries have material non-controlling interests:

		Percentage of equity interest held by non-controlling interests
		Year ended December 31,
	Country	2021	2020
Patrimonio Autónomo Viva Palmas	Colombia	73.99%	73.99%
Patrimonio Autónomo Viva Sincelejo	Colombia	73.99%	73.99%
Patrimonio Autónomo Viva Villavicencio	Colombia	73.99%	73.99%
Patrimonio Autónomo San Pedro Etapa I	Colombia	73.99%	73.99%
Patrimonio Autónomo Centro Comercial	Colombia	73.99%	73.99%
Patrimonio Autónomo Viva Laureles	Colombia	59.20%	59.20%
Patrimonio Autónomo Centro Comercial Viva Barranquilla	Colombia	54.10%	54.10%
Patrimonio Autónomo Iwana	Colombia	49.00%	49.00%
Éxito Viajes y Turismo S.A.S.	Colombia	49.00%	49.00%
Patrimonio Autónomo Viva Malls	Colombia	49.00%	49.00%
Grupo Disco del Uruguay S.A.	Uruguay	37.51%	37.51%

Below is a summary of financial information relevant to the assets, liabilities, profit or loss and cash flows of subsidiaries, as reporting entities, that hold material non-controlling interests, that have been included in the consolidated financial statements. Balances are shown before the eliminations required as part of the consolidation process.

	Statement of financial position							Comprehensive income
Company	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Equity	Controlling interest	Non-controlling interest	Revenue from ordinary activities	Income from continuing operations	Total comprehensive income	Controlling interest	Non controlling interest
	At December 31, 2021
Grupo Disco del Uruguay S.A.	449,087	799,024	412,180	60,200	775,731	1,603,860	290,977	1,679,924	112,768	112,768	69,461	42,299
Éxito Viajes y Turismo S.A.S.	39,518	3,049	33,683	406	8,478	4,545	4,154	20,669	4,626	4,626	2,160	2,266
Patrimonio Autónomo Viva Malls	60,916	1,787,039	43,692	-	1,804,263	974,979	884,089	179,919	116,412	116,412	67,853	57,042
Patrimonio Autónomo Viva Sincelejo	3,381	75,766	3,613	-	75,534	38,522	37,012	7,068	2,194	2,194	1,119	1,075
Patrimonio Autónomo Viva Villavicencio	8,032	209,021	3,989	-	213,064	105,954	104,401	21,627	11,419	11,419	6,069	5,595
Patrimonio Autónomo San Pedro Etapa I	1,327	32,095	1,209	-	32,213	16,428	15,784	3,709	2,315	2,315	1,181	1,134
Patrimonio Autónomo Centro Comercial	5,967	107,038	1,964	-	111,041	55,814	54,410	11,629	7,019	7,019	3,605	3,439
Patrimonio Autónomo Iwana	68	5,668	43	-	5,693	3,134	2,790	333	(125)	(125)	(64)	(61)
Patrimonio Autónomo Centro Comercial Viva Barranquilla	19,930	313,447	6,828	-	326,549	293,895	32,665	45,001	12,793	12,793	11,513	1,283
Patrimonio Autónomo Viva Laureles	5,523	102,638	2,389	-	105,772	84,618	21,154	16,261	9,345	9,345	7,476	1,869
Patrimonio Autónomo Viva Palmas	1,907	32,237	3,340	-	30,804	15,710	15,094	3,883	1,854	1,854	946	908

	At December 31, 2020
Grupo Disco del Uruguay S.A.	400,771	708,040	353,438	51,201	704,172	1,410,232	264,135	1,671,612	121,302	121,302	74,807	45,500
Éxito Viajes y Turismo S.A.S.	31,098	4,400	23,479	1,101	10,918	6,005	5,350	13,597	1,921	1,921	1,146	942
Patrimonio Autónomo Viva Malls	105,970	2,049,430	65,317	-	2,090,083	967,463	885,018	251,174	82,464	82,464	54,882	40,408
Patrimonio Autónomo Viva Sincelejo	3,079	73,273	4,444	-	71,908	36,673	35,235	14,335	916	916	467	449
Patrimonio Autónomo Viva Villavicencio	7,316	215,149	2,147	-	220,318	109,408	107,956	22,963	13,737	13,737	6,927	6,731
Patrimonio Autónomo San Pedro Etapa I	1,228	32,099	261	-	33,066	16,864	16,202	2,968	1,199	1,199	612	588
Patrimonio Autónomo Centro Comercial	4,116	110,078	512	-	113,682	57,136	55,704	9,210	4,642	4,642	2,393	2,275
Patrimonio Autónomo Iwana	52	5,815	44	-	5,823	3,200	2,853	411	(46)	(46)	10	(23)
Patrimonio Autónomo Centro Comercial Viva Barranquilla	12,046	320,536	6,032	-	326,550	293,895	32,655	32,867	3,014	3,014	2,712	301
Patrimonio Autónomo Viva Laureles	3,717	104,894	2,165	-	106,446	85,157	21,289	14,492	7,080	7,080	5,664	1,416
Patrimonio Autónomo Viva Palmas	971	30,889	1,487	-	30,373	15,490	14,883	3,038	(1,428)	(1,428)	(728)	(700)

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

	Cash flows for the year ended December 31, 2021				Cash flows for the year ended December 31, 2020
Company	Operating activities	Investment activities	Financing activities	Net increase (decrease) in cash	Operating activities	Investment activities	Financing activities	Net increase (decrease) in cash
Grupo Disco del Uruguay S.A.	118,443	(34,913)	(103,090)	(19,560)	114,766	(49,181)	(32,109)	33,476
Éxito Viajes y Turismo S.A.S.	10,275	(67)	(5,605)	4,603	(2,924)	(225)	931	(2,218)
Patrimonio Autónomo Viva Malls	117,111	5,190	(142,839)	(20,538)	87,429	(1,895)	(41,239)	44,295
Patrimonio Autónomo Viva Sincelejo	3,540	(4,368)	956	128	5,934	(1,053)	(5,080)	(199)
Patrimonio Autónomo Viva Villavicencio	18,922	(876)	(17,138)	908	17,069	(1,658)	(16,347)	(936)
Patrimonio Autónomo San Pedro Etapa I	3,286	(806)	(2,777)	(297)	2,463	(360)	(1,395)	708
Patrimonio Autónomo Centro Comercial	10,554	(245)	(8,381)	1,928	7,512	(3,284)	(3,436)	792
Patrimonio Autónomo Iwana	(22)	-	(4)	(26)	16	-	(56)	(40)
Patrimonio Autónomo Centro Comercial Viva Barranquilla	23,347	(1,329)	(12,463)	9,555	4,720	(9,157)	3,923	(514)
Patrimonio Autónomo Viva Laureles	11,993	(350)	(9,795)	1,848	9,218	(616)	(7,149)	1,453
Patrimonio Autónomo Viva Palmas	868	(492)	436	812	171	(1,323)	720	(432)

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

Note 1.3. Restrictions on the transfer of funds

At December 31, 2021 and 2020, there are no restrictions on the ability of subsidiaries to transfer funds to Éxito in the form of cash dividends, or loan repayments or advance payments.

Note 1.4. Disclosure and compliance with IFRS

The Exito Group has adopted IFRS 1, First-time adoption of international financial reporting standards, on December 31, 2021, with a transition date of January 1, 2020. IFRS 1 applies when an entity adopts IFRS for the first time by an explicit and unreserved statement of compliance with IFRS. The application requires that the Exito Group adopts accounting policies based on the standards and related interpretations effective at the reporting date of its first annual IFRS financial statements. These accounting policies were applied as of the date of transition to IFRS and throughout all periods presented in the first IFRS consolidated financial statements. In accordance with IFRS 1, assets and liabilities were recognized and measured in accordance with those IFRS required to be applied as of January 1, 2020.

The Exito Group used the exemption to not apply IFRS 3 Business Combinations to acquisitions that occurred before January 1, 2020, and the previous carrying amounts of assets and liabilities from these acquisitions are their deemed cost at the date of acquisition. The Exito Group did not recognize any assets or liabilities that were not recognized under previous generally accepted accounting principles (GAAP) or exclude any previously recognized amounts as a result of IFRS recognition requirements.

IFRS 1 requires that an entity explains how the transition from previous GAAP to IFRS affected its reported financial position, financial performance, and cash flows. As the Exito Group has previously complied with all the recognition, measurement, and classification requirements of IFRS, there is no impact on the reported statement of profit or loss, statement of other comprehensive income and statement of financial position, statement of changes in equity or the statement of cash flows.

Note 2. Basis of preparation and other significant accounting policies

The consolidated financial statements for the years ended December 31, 2021 and 2020 have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments and financial instruments that have been measured at fair value.

The Exito Group has prepared the financial statements on the basis that it will continue to operate as a going concern.

Note 3. Basis for consolidation

All significant transactions and material balances among subsidiaries have been eliminated upon consolidation; non-controlling interests represented by third parties’ ownership interests in subsidiaries have been recognized and separately included in the consolidated shareholders’ equity.

These consolidated financial statements include the financial statements of Éxito and all of its subsidiaries. Subsidiaries (including special-purpose vehicles) are entities over which Éxito has direct or indirect control. Special-purpose vehicles are stand-alone trust funds (Patrimonios Autónomos, in Spanish) established with a defined purpose or limited term. A listing of subsidiaries is included in Note 1.

“Control” is the power to govern relevant activities, such as the financial and operating policies of a controlled company (subsidiary). Control is when Éxito has power over an investee, is exposed to variable returns from its involvement and has the ability to use its power over the investee to affect its returns. Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Exito Group has less than a majority of the voting or similar rights of an investee, the Exito Group considers all relevant facts and circumstances in assessing whether it has power over an investee.

At the time of assessing whether Éxito has control over a subsidiary, analysis is made of the existence and effect of currently exercisable potential voting rights. Subsidiaries are consolidated as of the date on which control is gained until Éxito ceases to control the subsidiary.

Transactions involving a change in Éxito’s ownership percentage without loss of control are recognized in shareholders’ equity. Cash flows provided or paid to non-controlling interests which represent a change in ownership interests not resulting in a loss of control are classified as financing activities in the statement of cash flows.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

In transactions involving a loss of control, the entire ownership interest in the subsidiary is derecognized, including the relevant items of the other comprehensive income, and the retained interest is recognized at fair value. Any gain or loss arising from the transaction is recognized in profit or loss. Cash flows from the acquisition or loss of control over a subsidiary are classified as investing activities in the statement of cash flows.

Whenever a subsidiary is made available for sale or its operation is discontinued, but control over it is still maintained, its assets and liabilities are classified as assets held for sale, and presented in a single line item in the statement of financial position. Results from discontinued operations are presented separately in the consolidated statement of profit or loss.

Income for the period and each component in other comprehensive income are attributed to the owners of the parent and to non-controlling interests.

In consolidating the financial statements, all subsidiaries apply the same policies and accounting principles implemented by Éxito.

Subsidiaries’ assets and liabilities, revenue and expenses, as well as Éxito’s revenue and expenses in foreign currency have been translated into Colombian pesos at observable market exchange rates on each reporting date and at period average, as follows:

	Closing rates (*)		Average rates (*)
	Year ended December 31,
	2021	2020	2021	2020
US Dollar	3,981.16	3,432.50	3,743.09	3,693.36
Uruguayan peso	89.06	80.81	85.91	87.86
Argentine peso	38.77	40.83	39.39	52.76
Euro	4,527.39	4,199.86	4,424.86	4,214.11

(*)	Expressed in Colombian pesos.

Note 4. Significant accounting policies

The accompanying consolidated financial statements at December 31, 2021 have been prepared using the same accounting policies, measurements and bases used to present the consolidated financial statements for the year ended December 31, 2020.

The significant accounting policies applied in the preparation of the consolidated financial statements are the following:

Significant accounting estimates, judgments and assumptions

The preparation of the consolidated financial statements requires Management to make judgments, estimates and assumptions that impact the reported amounts of revenue, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the year; however, uncertainty about these assumptions and estimates could result in outcomes that would require material adjustments to the carrying amount of the asset or liability impacted in future periods.

In the process of applying the Exito Group’s accounting policies, Management has made the following judgments, which have the most significant impact on the amounts recognized in the consolidated financial statements, as follows:

-	The assumptions used to estimate the fair value of financial instruments (Note 35),

-	The estimation of expected credit losses on trade receivables (Note 8),

-	The estimation of useful lives of property, plant and equipment, and the amortization period of intangible assets (Notes 13 and 16),

-	Assumptions used to assess the recoverable amount of non-financial assets and define the indicators of impairment of non-financial assets (Note 34)

-	Assumptions used to assess and determine inventory losses and obsolescence (Note 11),

-	The estimation of the discount rate used to measure lease liabilities (Note 15),

-	The estimation of the probability and amount of loss to recognize provisions related to lawsuits (Notes 22 and 36),

-	The estimation of future taxable profits to recognize deferred tax assets (Note 24),

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Classification between current or non-current

The Exito Group presents assets and liabilities in the statement of financial position based on current/non-current classification.

An asset is current when it is realized or will become available in a term not to exceed one year from the reporting date. All other assets are classified as non-current.

A liability is current when it is expected to be settled within twelve months from the end of the reporting periods. All other liabilities are classified as non-current.

Deferred tax assets and liabilities are classified as “non-current” and presented net when appropriate in accordance with the provisions of IAS 12 – Income Tax.

Presentation and functional currency

The Exito Group’s consolidated financial statements are presented in millions of Colombian pesos, except otherwise stated, which is also Exito’s functional currency. For each entity, the Exito Group determines the functional currency and items included in the financial statements of each entity are measured using that functional currency.

Hyperinflation

Argentina’s accumulated inflation rate over the past three years at December 31, 2021 calculated using different consumer price index combinations has exceeded 100%, and therefore is considered to be hyperinflationary. Financial statements related to the subsidiary in Argentina, Libertad S.A., have been adjusted for hyperinflation pursuant to IAS 29 - Financial Reporting in Hyperinflationary Economies. As such, Libertad S.A.’s financial statements and the corresponding figures for previous periods have been restated for the changes in the general purchasing power of the functional currency and, as a result, are stated in terms of the measuring unit current at the end of the reporting period. In applying the provisions of IAS 29, the Exito Group has used the historical cost approach.

Foreign operations

The financial statements of subsidiaries that are carried in a functional currency other than the Colombian peso have been translated into Colombian pesos. Transactions and balances are translated as follows, except for subsidiaries located in hyperinflationary economies in which case all balances and transactions are translated at closing rates:

-	Assets and liabilities are translated into Colombian pesos at the period closing exchange rate,

-	Income-related items are translated into Colombian pesos using the period’s average exchange rate,

-	Equity transactions in foreign currency are translated into Colombian pesos at the exchange rate on the date of each transaction.

Exchange differences arising from the translation are directly recognized in a separate component of equity and are reclassified to the statement of profit or loss upon loss of control in the subsidiary.

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Foreign currency transactions

Transactions in foreign currency are defined as those denominated in a currency other than the functional currency. During the reporting periods, exchange differences arising from the settlement of such transactions, between the historical exchange rate when recognized and the exchange rate in force on the date of collection or payment, are recorded as exchange gains or losses and presented as part of the net financial results in the statement of profit or loss.

Monetary balances at reporting date expressed in a currency other than the functional currency are updated based on the exchange rate at the end of the reporting period, and the resulting exchange differences are recognized as part of the net financial results in the statement of profit or loss. For this purpose, monetary balances are translated into the functional currency using the market spot rate.

Non-monetary items are not translated at period closing exchange rate but are measured at historical cost (at the exchange rates on the date of each transaction), except for non-monetary items measured at fair value such as forward and swap financial instruments, which are translated using the exchange rates on the date of measurement of the fair value thereof.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition are treated as assets and liabilities of the foreign operation and translated at the spot rate of exchange at the reporting date.

Offsetting of financial instruments

Financial assets and financial liabilities are offset, and the net amount is reported in the consolidated statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

Fair value measurement

The fair value is the price to be received upon the sale of an asset or paid out upon transferring a liability under an orderly transaction carried out by market participants on the date of measurement.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Éxito Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

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All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

●	Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities,

●	Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable,

●	Level 3 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, the Éxito Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

Investments in associates and joint arrangements

An associate is an entity over which Éxito is in a position of exercising significant influence, but not control or joint control, through the power of participating in decisions regarding operating and financial policies of the associate. In general, significant influence is presumed where Éxito has an ownership interest higher than 20%.

A joint arrangement is an agreement by means of which two or more parties maintain joint control. Joint arrangements can be joint operations or joint ventures. There is joint control only when decisions on significant activities require the unanimous consent of the parties that share control. Acquisitions of such arrangements are recorded using the principles applicable to business combinations set out by IFRS 3.

A joint venture is a joint arrangement by which the parties having joint control over the arrangement are entitled to the net assets of the arrangement. Such parties are known as participants in a joint venture.

A joint operation is a joint arrangement by means of which the parties having joint control over the arrangement are entitled to the assets and liability-related obligations associated with the arrangement. Such parties are known as joint operators.

Investments in associates or joint ventures are accounted for using the equity method.

Under the equity method, investment in associates and joint ventures is recorded at cost upon initial recognition and subsequently the carrying amount of the investment is adjusted to recognize changes in the Exito Group’s share of net assets of the associate or joint venture since the acquisition date. Such changes are recognized in profit or loss or in other comprehensive income, as appropriate. Dividends received from an investee are deducted from the carrying value of the investment.

The financial statements of the associate or joint venture are prepared for the same reporting period as the Éxito Group. When necessary, adjustments are made to bring the accounting policies in line with those of the Éxito Group.

Unrealized gains or losses from transactions between Éxito and associates and joint ventures are eliminated in the proportion of Éxito’s interest in such entities upon application of the equity method.

After application of the equity method, the Éxito Group determines whether it is necessary to recognize an impairment loss on its investment in its associate or joint venture. At each reporting date, the Éxito Group determines whether there is objective evidence that the investment in the associate or joint venture is impaired. If there is such evidence, the Éxito Group calculates the amount of impairment as the difference between the recoverable amount of the associate or joint venture and its carrying value, and then recognizes the loss within ’Share of profit of an associate and joint ventures’ in the statement of profit or loss.

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Transactions involving a loss of significant influence over an associate or joint venture are booked recognizing any ownership interest retained at its fair value, and the gain or loss arising from the transaction is recognized in profit or loss including the relevant items of other comprehensive income.

Dividends are recognized when the right to receive payment for investments classified as financial instruments arise; dividends received from associates and joint ventures, that were measure using the equity method, are recognized as a financial income against a decrease in the carrying amount of the investment in these associates or joint ventures.

Goodwill

Goodwill is recognized as the excess of the fair value of the consideration transferred over the fair value of net assets acquired. After initial recognition, goodwill is carried at cost less any accumulated impairment losses. For purposes of impairment testing, from the date of the acquisition, goodwill is allocated to the cash-generating unit or group of cash-generating units that are expected to benefit from the business combination.

Refer to Note 34 for goodwill impairment.

Put options on the holders of non-controlling interests

Under current IFRS, it is not clear how to account for put options that are granted to holders of non-controlling interests (“NCI”) at the date of acquiring control of a subsidiary. There is a lack of explicit guidance in IFRS and potential contradictions between the requirements of IFRS 10 (in respect of accounting for NCI and changes in ownership without loss of control) and IAS 32.

As such the Exito Group has developed an accounting policy, which has been consistently applied.

Under such accounting policy, since the Company does not have a present ownership interest in the shares subject to the put, the requirements of IFRS 10 take precedence over those of IAS 32.

Upon the acquisition of the Uruguayan operation (Grupo Disco) the NCI was measured based on the proportionate share of net assets acquired, in accordance with one of the options provided by paragraph 19 of IFRS 3.

While the NCI put remains unexercised, the accounting at the end of each reporting period is as follows:

●	The Éxito Group determines the amount that would have been recognized for NCI, including the allocations of profit or loss, allocations of changes in other comprehensive income and dividends declared for the reporting period, as required by IFRS 10 paragraph B94;

●	The NCI is de-recognized as if it were acquired at that date; and

●	A financial liability is recognized at the present value of the amount payable on exercise of the NCI put in accordance with IFRS 9.

Any difference between the financial liability and the carrying amount of the NCI is considered an equity transaction between controlling shareholders and non-controlling interests with no change in control, and accounted for in equity (see Note 20).

Intangible assets

Intangible assets acquired separately are initially recognized at cost.

Internally-generated trademarks are not recognized in the statement of financial position.

The cost of intangible assets includes acquisition cost, import duties, indirect not-recoverable taxes and costs directly incurred to bring the asset to the place and use conditions foreseen by Éxito Group’s management, after trade discounts and rebates, if any.

Intangible assets having indefinite useful lives are not amortized, but are subject to impairment testing, on an annual basis or whenever there is indication of impairment.

Intangible assets having a defined useful life are amortized using the straight-line method over their estimated useful lives. Estimated useful lives are:

Acquired software	Between 3 and 5 years
ERP-like acquired software	Between 5 and 8 years

Amortization expense and impairment losses are recognized in the statement of profit or loss.

An intangible asset is derecognized upon disposal or when no future economic benefit is expected from its use or disposal. The gain or loss from derecognition of an asset is calculated as the difference between the net proceeds of sale and the carrying amount of the asset and is included in profit or loss.

Useful lives and amortization methods are reviewed at each reporting date and changes, if any, are applied prospectively.

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Property, plant and equipment

Property, plant and equipment are initially measured at cost; subsequently they are measured at cost less accumulated depreciation and less accumulated impairment losses.

The cost of property, plant and equipment items includes acquisition cost, import duties, non-recoverable indirect taxes, future dismantling costs, if any, borrowing costs directly attributable to the acquisition of a qualifying asset and the costs directly attributable to place the asset in the site and usage conditions foreseen by Éxito Group’s management, net of trade discounts and rebates.

Costs incurred for expansion, modernization and improvements that increase productivity, capacity or efficiency, or an increase in the useful lives thereof, are capitalized. Maintenance and repair costs from which no future benefit is foreseen are expensed.

Land and buildings are deemed to be individual assets, whenever they are material and physical separation is feasible from a technical viewpoint, even if they have been jointly acquired.

Assets under construction are transferred to operating assets upon completion of the construction or commencement of operation and depreciated as of that moment.

The useful life of land is unlimited and consequently it is not depreciated. All other items of property, plant and equipment are depreciated using the straight-line method over their estimated useful lives.

The categories of property, plant and equipment and relevant useful lives are as follows:

Computers	5 years
Vehicles	5 years
Machinery and equipment	From 10 to 20 years
Furniture and office equipment	From 10 to 12 years
Other transportation equipment	From 5 to 20 years
Surveillance team armament	10 years
Other property, plant and equipment	From 10 to 20 years
Installations	From 40 to 50 years
Buildings	From 40 to 50 years
Improvements to third-party properties	40 years or the term of the lease agreement or the remaining of the lease term, whichever is less

Residual values, useful lives and depreciation methods are reviewed at the end of each year, and changes, if any, are applied prospectively.

An item of property, plant and equipment is derecognized (a) upon its sale or (b) whenever no future economic benefit is expected from use or it is disposed. The gain or loss from derecognition of an asset is the difference between the net proceeds of sale and the carrying amount of the asset. Such effect is recognized in profit or loss.

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Investment property

This category includes the shopping malls and other property owned by the Éxito Group.

Investment properties are initially measured at cost, including transaction costs. Following initial recognition, they are stated at historical cost less accumulated depreciation and accumulated impairment losses.

Investment property is depreciated using the straight-line method over the estimated useful life. The useful life estimated to depreciate buildings classified as investment property is from 40 to 50 years.

Transfers are made from investment properties to other assets and from other assets to investment properties only whenever there is a change in the use of the asset. For transfers from investment property to property, plant and equipment or to inventories, the cost taken into consideration for subsequent accounting is the carrying amount on the date the use is changed. If a property, plant and equipment item would become investment property, it will be recorded at carrying amount on the date it changes.

Investment property is derecognized upon its sale or whenever no future economic benefit is expected from the use or disposition thereof.

The gain or loss from derecognition of investment properties is the difference between the net proceeds of sale and the carrying amount of the asset and recognized in profit or loss.

The fair values of investment property are updated on an annual basis for the purposes of disclosure in the financial statements.

Non-current assets held for sale and discontinued operations

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use.

The criteria for classification as held for sale is regarded as met whenever an asset or group of assets are available for immediate sale, under current condition, and the sale is highly probable to occur. In order for the sale to be highly probable, the management must be committed to a plan to sell the asset (or assets or disposal groups) and the sale is expected within the year following the classification date.

Non-current assets and disposal groups are measured at the lower of carrying amount or fair value, less costs to sell, and are not depreciated or amortized as of the date they are classified as held for sale. Such assets or disposal groups are presented separately as current items in the statement of financial position.

In the statement of profit or loss for the current period and for that of the comparative previous period, revenue, costs and expenses from a discontinued operation are presented separately from those from continuing activities, in one single line item as profit or loss after tax from discontinued operations. An operation is deemed to be discontinued whenever it represents a business line or geographical area of operations that are material to Éxito Group.

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Leases

The Exito Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Group as a lessee

The Éxito Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Éxito Group recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

Right of use asset

The Éxito Group recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.

The right-of-use assets are also subject to impairment (Note 34).

Lease liabilities

At the commencement date of the lease, the Éxito Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Éxito Group and payments of penalties for terminating the lease, if the lease term reflects the Éxito Group exercising the option to terminate.

Variable lease payments that do not depend on an index or a rate are recognized as expenses (unless they are incurred to produce inventories) in the period in which the event or condition that triggers the payment occurs

In calculating the present value of lease payments, the Éxito Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

Éxito Group as a lessor

Leases in which the Éxito Group does not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. Rental income arising is accounted for on a straight-line basis over the lease terms and is included in revenue in the statement of profit or loss due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income. Contingent rents are recognized as revenue in the period in which they are earned.

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Short term leases and leases of low value assets

The Éxito Group applies the short-term lease recognition exemption to its short-term leases (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases that are considered to be low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or manufacturing of a qualifying asset, in other words an asset that necessarily takes a substantial period (generally more than six months) to become ready for its intended use or sale, are capitalized as part of the cost of the respective asset. Other borrowing costs are accounted for as expenses during the period they are incurred. Borrowing costs consist of interest and other costs incurred in connection with the borrowing of funds.

Impairment of non-financial assets

The Éxito Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Éxito Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.

To assess impairment losses, assets are grouped at the level of cash-generating units, and estimation is made of the recoverable amount. The Éxito Group has defined each store or each shop as an individual cash-generating unit.

When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

To determine the fair value less the costs of disposal, a pricing model is used in accordance with the cash-generating unit or groups of cash-generating units, if it can be established.

To assess the value in use:

-	Estimation is made of future cash flows of the cash-generating unit over a period not to exceed five years. Cash flows beyond a 3-year period are estimated by applying a steady or declining growth rate.

-	The terminal value is estimated by applying a perpetual growth rate, according to the forecasted cash flow at the end of the five-year period.

-	The cash flows and terminal value are discounted to present value, using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

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For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Éxito Group estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years.

Impairment losses are accounted in profit or loss in the amount of the excess of the carrying amount of the asset over recoverable amount thereof; first, reducing the carrying amount of the goodwill allocated to the cash-generating unit or group of cash-generating units; and second, if there would be a remaining balance, by reducing all other assets of the cash-generating unit or group of units as a function of the carrying amount of each asset until such carrying amount reaches zero.

Goodwill is tested for impairment annually as at 31 December and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods. Intangible assets with indefinite useful lives are tested for impairment annually as at 31 December at the CGU level, as appropriate, and when circumstances indicate that the carrying value may be impaired.

Inventories

Inventories include goods acquired with the purpose of being sold in the ordinary course of business, goods in process of manufacturing or construction with a view to such sale, and goods to be consumed in the process of production or provision of services.

Inventories in transit are recognized upon receipt of all substantial risks and benefits attached to the asset, according to performance obligations satisfied by the seller, as appropriate under procurement conditions.

Inventories also include real estate property where construction or development of a real estate project has been initiated with a view to future selling.

Inventories purchased are recorded at cost, including warehouse and handling costs, to the extent that these costs are necessary to bring inventories to their present location and condition, that is to say, upon completion of the production process or receipt at the store. Inventories are measured using the first-in-first-out (FIFO) method. Logistics costs and supplier discounts are capitalized as part of the inventories and recognized in cost of goods sold upon sale. Unrealized bonuses are presented as a reduction to inventories at each reporting date.

Inventories are accounted for at the lower of cost or net realizable value. Net realizable value is the selling price in the ordinary course of business, less the estimated costs to sell.

Inventories are adjusted for obsolescence and damages, which are periodically reviewed and assessed.

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Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial assets

Financial assets are recognized in the statement of financial position when the Éxito Group becomes party to the contractual provisions of the instrument. Financial assets are classified at initial recognition, as subsequently measured at:

−	Fair value through profit or loss,

−	Amortized cost, and

−	Fair value through other comprehensive income.

The classification depends on the business model used to manage financial assets and on the characteristics of the cash flows from the financial asset; such classification is defined upon initial recognition. Financial assets are classified as current assets, if they mature in less than one year; otherwise they are classified as non-current assets. See Note 12 for a detail on financial assets.

a.	Financial assets measured at fair value through profit or loss

Includes financial assets incurred mainly seeking to manage liquidity through frequent sales of the instrument. These instruments carried in the statement of financial position at fair value with net changes in fair value are recognized in the statement of profit or loss.

b.	Financial assets measured at amortized cost

These are non-derivative financial assets with known payments and fixed maturity dates, for which there is an intention and capability of collecting the cash flows from the instrument under a contract.

These Financial assets at amortized cost are subsequently measured using the effective interest method and are subject to impairment. The amortized cost is estimated by adding or deducting any premium or discount, revenue or incremental cost, during the remaining life of the instrument. Gains and losses are recognized in the statement of profit or loss when the asset is derecognized, modified or impaired.

c.	Financial assets at fair value through other comprehensive income

They represent variable-income investments not held for trading nor deemed an acquirer’s contingent consideration in a business combination. Éxito made an irrevocable election at initial recognition for these investments that would otherwise be measured at fair value through profit or loss to present subsequent changes in fair value in other comprehensive income.

In case these assets are derecognized, the gains and losses previously recognized in other comprehensive income are reclassified to retained earnings.

d.	Loans and accounts receivable

Loans and accounts receivable are financial assets issued or acquired in exchange for cash, goods or services delivered to a debtor.

Accounts receivable from sales transactions are measured at invoice values less allowance for expected credit losses. These accounts receivable are recognized when all risks and benefits have been transferred to a third party and all performance obligations agreed upon with the customer have been met or are in the process of being met.

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Long-term loans (more than one year of issuance date) are measured at amortized cost using the effective interest method. Expected credit losses are recognized in the statement of profit or loss.

These instruments are included as current assets, except for those maturing after 12 months of the reporting date, which are classified as non-current assets. Accounts receivable expected to be settled over a period of more than 12 months and include payments during the first 12 months, are shown as non-current portion and current portion, respectively.

e.	Effective interest method

Is the method to estimate the amortized cost of a financial asset and the allocation of interest revenue during the entire relevant period. The effective interest rate is the rate that exactly discounts the estimated net future cash flows receivable (including all charges received that are an integral part of the effective interest rate, transaction costs and other rewards or discounts), during the expected life of a financial asset.

f.	Impairment of financial assets

Given that trade accounts receivable and other accounts receivable are deemed to be short-term receivables of less than 12 months as of the date of issue and do not contain a significant financial component, impairment thereof is estimated from initial recognition and on each presentation date as the expected loss for the following 12 months.

For financial assets other than those measured at fair value, expected losses are measured over the life of the relevant asset. For this purpose, determination is made of whether the credit risk arising from the asset assessed on an individual basis has significantly increased, by comparing the risk of default on the date of presentation against that on the date of initial recognition; if so, an impairment loss is recognized in profit or loss in the amount of the credit losses expected over the following 12 months.

g.	Derecognition

Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire or the Exito Group transfers the contractual rights to receive the cash flows of the financial asset.

Financial liabilities

Financial liabilities are recognized in the statement of financial position when the Éxito Group becomes party pursuant to the instrument´s terms and conditions. Financial liabilities are classified and subsequently measured at fair value through profit or loss or amortized cost. See Notes 20,23, 24 and 26 for a detail on financial liabilities.

a.	Financial liabilities measured at fair value through profit or loss.

Financial liabilities are classified under this category when held for trading or when upon initial recognition they are designated at fair value through profit or loss.

b.	Financial liabilities measured at amortized cost.

Include loans and bonds issued, which are initially measured at the actual amount received net of transaction costs and subsequently measured at amortized cost using the effective interest method.

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c.	Effective interest method

The effective interest method is the method to calculate the amortized cost of a financial liability and the allocation of interest expenses over the relevant period. The effective interest rate is the rate that accurately discounts estimated future cash flows payable during the expected life of a financial liability, or, as appropriate, a shorter period whenever a prepayment option is associated to the liability and it is likely to be exercised.

d.	Derecognition

A financial liability or a part thereof is derecognized upon settlement or expiry of the contractual obligation.

Interest income

Interest income is recognized using the effective interest method.

Cash and cash equivalents

Include cash at hand and in banks, and highly liquid investments. To be classified as cash equivalents, investments should meet the following criteria:

(a)	Short-term investments, in other words, with terms less than or equal to three months as of acquisition date,

(b)	Highly liquid investments,

(c)	Readily convertible into a known amount of cash, and

(d)	Subject to an insignificant risk of change in value.

In the statement of financial position, overdraft accounts with financial institutions are classified as financial liabilities. In the statement of cash flows such overdrafts are shown as a component of cash and cash equivalents, provided they are an integral part of Éxito Group’s cash management system.

Derivative financial instruments

The Exito Group uses derivative financial instruments to mitigate the exposure to variation in interest and exchange rates. These derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value at the end of each reporting period. They are presented as non-current assets or non-current liabilities whenever the remaining maturity of the hedged item exceeds 12 months, otherwise they are presented as current assets and current liabilities.

Gains or losses arising from changes in the fair value of derivatives are recognized as financial income or expenses. Derivative financial instruments that meet hedge accounting requirements are accounted for pursuant to the hedge accounting policy, described below.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

Hedge accounting

The Éxito Group uses hedge instruments to mitigate the risks associated with changes in the exchange rates related to its investments in foreign operations and in the exchange and interest rates related to its financial liabilities.

A hedging relationship qualifies for hedge accounting if it meets all of the following effectiveness requirements:

●	There is ‘an economic relationship’ between the hedged item and the hedging instrument.

●	The effect of credit risk does not ‘dominate the value changes’ that result from that economic relationship.

●	The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the Exito Group actually hedges and the quantity of the hedging instrument that the Éxito Group actually uses to hedge that quantity of hedged item.

The documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged and how the Éxito Group will assess whether the hedging relationship meets the hedge effectiveness requirements (including the analysis of sources of hedge ineffectiveness and how the hedge ratio is determined).

Hedges are classified and booked as follows, upon compliance with hedge accounting criteria:

-	Cash flow hedges

Derivative instruments are recorded as cash flow hedge, using the following principles:

●	The effective portion of the gain or loss on the hedge instrument is recognized directly in stockholders’ equity in other comprehensive income. In case the hedge relationship no longer meets the hedging ratio but the objective of management risk remains unchanged, the Exito Group should “rebalance” the hedge ratio to meet the eligibility criteria.

●	Any remaining gain or loss on the hedge instrument (including arising from the “rebalancing” of the hedge ratio) is ineffective, and therefore should be recognized in profit or loss.

●	Amounts recorded in other comprehensive income are immediately transferred to the profit or loss together with the hedged transaction, for example, when the hedged financial income or expense is recognized or when a forecast sale occurs. When the hedged item is the cost of a non-financial asset or liability, the amounts recorded in equity are transferred to the initial carrying amount of the non-financial asset or liability.

●	The Éxito Group should prospectively discontinue hedge accounting only when the hedge relationship no longer meets the qualification criteria (after taking into account any rebalancing of the hedge relationship).

●	If the expected transaction or firm commitment is no longer expected, amounts previously recognized in OCI are transferred to the Statements of Income If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its hedge classification is revoked, gains or losses previously recognized in comprehensive income remain deferred in equity in other comprehensive income until the expected transaction or firm commitment affect profit or loss

-	Fair-value hedges: this category includes hedges covering the exposure to changes in the fair value of recognized assets or liabilities or unrecognized firm commitments.

A change in the fair value of a derivative that is a fair-value hedging instrument is recognized in the statement of profit or loss as financial expense or income. A change in the fair value of a hedged item attributable to the hedged risk is booked as part of the carrying amount of the hedged item and is also recognized in the statement of profit or loss as financial expense or revenue.

Whenever an unrecognized firm commitment is identified as a hedged item, the subsequent accrued change in the fair value of the firm commitment attributable to the hedged risk will be recognized as an asset or liability and the relevant gain or loss will be recognized in profit or loss. For the years ended 2020 and 2021, the Éxito Group has not designated any derivative financial instrument as fair value hedge.

-	Net investment hedges in a foreign operation: this category includes hedges covering exposure to the variation in exchange rates arising from the translation of foreign businesses to the Company’s reporting currency.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

The effective portion of the changes in the fair value of derivative instruments defined as instruments to hedge a net investment in a foreign operation is recognized in other comprehensive income. The gain or loss related to the non-effective portion is recognized in the statement of profit or loss.

If the Éxito Group would dispose of a foreign business, in whole or in part, the accrued value of the effective portion recorded to other comprehensive income is reclassified to the statement of profit or loss.

Employee benefits

a.	Post-employment: defined contribution plans

Post-employment benefit plans under which there is an obligation to make certain predetermined contributions to a separate entity (a retirement fund or insurance company) and there is no further legal or constructive obligation to pay additional contributions. Such contributions are recognized as expenses in the statement of profit or loss, in as much as the relevant contributions are enforceable.

b.	Post-employment: defined benefit plans

Post-employment defined benefit plans are those under which there is an obligation to directly provide retirement pension payments and retroactive severance pay, pursuant to Colombian legal requirements. the Éxito Group has no specific assets intended for guaranteeing the defined benefit plans.

Post-employment defined benefit plan liabilities are estimated for each plan, with the support of independent third parties, applying the projected credit unit’s actuarial valuation method, using actuarial assumptions on the date of the period reported, such as discount rate, salary increase expectations, average time of employment, life expectancy and personnel turnover. Actuarial gains or losses are recognized in other comprehensive income. Interest expense on post-employment benefits plans, as well as settlements and plan reductions, are recognized in profit or loss as financial costs.

c.	Long-term employee benefits

These are benefits not expected to be fully settled within twelve months following the reporting date regarding which employees render their services. These benefits relate to time-of-service bonuses and similar benefits. The Éxito Group has no specific assets intended for guaranteeing long-term benefits.

The liability for long-term benefits is determined separately for each plan with the support of independent third parties, following the actuarial valuation of the forecasted credit unit method, using actuarial assumptions on the date of the reporting period. The cost of current service, cost of past service, cost for interest, actuarial gains and losses, as well as settlements or reductions in the plan are recognized in the statement of profit or loss.

d.	Short-term employee benefits

These are benefits expected to be fully settled within twelve months and after the reporting date regarding which the employees render their services. Such benefits include a share of profits payable to employees based on performance. Short-term benefit liabilities are measured based on the best estimation of disbursements required to settle the obligations on the reporting date.

e.	Employee termination benefits

The Éxito Group pays employees certain benefits upon termination, whenever decision is made to terminate a labor contract earlier than on the ordinary retirement date, or whenever an employee accepts a benefit offer in exchange for termination of his labor contract.

Termination benefits are classified as short-term employee benefits and are recognized in profit or loss when they are expected to be fully settled within 12 months of the end of the reporting period; and are classified as long-term employee benefits when they are expected to be settled after 12 months of the end of the reporting period.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

Provisions, contingent assets and liabilities

The Éxito Group recognizes a provision for all present obligations resulting from past events, for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and can be reliably estimated.

Provisions are recognized at the present value of the best estimation of cash outflows required to settle the liability. In those cases where there is expectation that the provision will be reimbursed, in full or in part, the reimbursement is recognized as a separate asset only if virtually certain.

The provisions are revised periodically and estimated based on the best information available on the reporting date.

Provisions for onerous contracts are recognized whenever unavoidable costs to be incurred in performing under the contract exceed the economic benefits expected to be received.

A restructuring provision is recognized whenever there is a constructive obligation to conduct a reorganization, when a formal and detailed restructuring plan has been prepared and has raised a valid expectation in those affected and announced prior to the reporting date.

Contingent liabilities are obligations arising from past events, whose existence is subject to the occurrence or non-occurrence of future events not entirely under the control of the Éxito Group; or current obligations arising from past events, from which the amount of the obligation cannot be reliably measured or it is not probable that an outflow of resources will be required to settle the obligation. Contingent liabilities are not recognized; instead they are disclosed in notes to the financial statements, unless the possibility of any outflow is remote.

A contingent asset is a possible asset that arises from past events, whose existence will be confirmed only by the occurrence or non-occurrence of future events not entirely under the control of the Éxito Group. Contingent assets are not recognized in the statement of financial position unless realization is virtually certain. Instead, they are disclosed in the notes to the financial statements when an inflow of economic benefit is probable.

Taxes

Taxes include the following income and non-income taxes:

Colombia:

-	Income tax,

-	Real estate tax, and

-	Industry and trade tax.

Argentina:

-	Income tax,

-	Province taxes,

-	Tax on personal property - substitute responsible party, and

-	Municipal trade and industry tax.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

Uruguay:

-	Income tax (Impuesto a las Rentas de Industria y Comercio -IRIC, in Spanish),

-	Tax on equity,

-	Real property tax,

-	Industry and trade tax,

-	Tax on Control of Stock Corporations (Impuesto de Control a las Sociedades Anónimas – ICOSA, in Spanish),

-	National tax on wine production, and

-	Tax on the Disposal or Transfer of Agricultural and Livestock Assets (Impuesto a la Enajenación de Bienes Agropecuarios – IMEBA, in Spanish)

Current income tax

Current income tax in Colombia is assessed on the higher of the presumed profits and the taxable net income at the enacted rate applicable to the corresponding fiscal year and the end of the period of presentation of financial statements.

For subsidiaries in Uruguay and Argentina, current income tax is assessed at enacted tax rates.

Deferred income tax

Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred income tax arises from temporary differences that give rise to differences between the accounting base and the taxable base of assets and liabilities. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply when the asset is realized or the liability is settled, based on the tax rates (and tax laws) that have been enacted or substantively enacted at the reporting period.

Deferred income tax assets are only recognized if it is probable that there will be future taxable income against which such deductible temporary differences may be offset. Deferred income tax liabilities are always recognized.

The effects of the deferred tax are recognized in income for the period or in other comprehensive income depending on where the originating profits or losses were booked, and they are shown in the statement of financial position as non-current items.

For presentation purposes, deferred tax assets and liabilities are offset if there is a legally enforceable right and they have been incurred with the same tax authority.

No deferred tax liabilities are carried for the total of the differences that may arise between the accounting balances and the taxable balances of investments in associates and joint ventures, since the exemption contained in IAS 12 is applied when recording such deferred income tax liabilities.

Revenue from contracts with customers

Revenue is measured at the fair value of the consideration received or to be received, net of trade rebates, cash discounts and volume discounts; value added tax is excluded.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

Retail sales

Revenue from retail sales is recognized at the point in time when control of the asset is transferred to the customer, upon delivery of the goods and receipt of consideration.

-	Loyalty programs

Under their loyalty programs, certain subsidiaries award customer points on purchases, which may be exchanged in future for benefits such as prizes or goods available at the stores, means of payment or discounts, redemption with allies and continuity programs, among other. Points are measured at fair value, which is the value of each point received by the customer, taking the various redemption strategies into consideration. The fair value of each point is estimated at the end of each accounting period.

The obligation of awarding such points is recorded in the liability side as a deferred revenue that represents the portion of unredeemed benefits at fair value, considering for such effect the redemption rate and the estimated portion of points expected not to be redeemed by the customers

Revenue from services

Revenue from the provision of services is recognized at a point in time, when the performance obligations agreed upon with the customer have been satisfied. Revenue from services recognized over time is not material.

Lease income

Lease income on investment properties is recognized on a straight-line basis over the term of the agreement.

Other revenue

Royalties are recognized upon fulfilment of the conditions set out in the agreements.

Principal or agent

Contracts to provide goods or services to customers on behalf of other parties are analyzed on the grounds of specific criteria to determine when the Éxito Group acts as principal and when as a commission agent.

When another party is involved in providing goods or services to a customer, Éxito Group determines whether the nature of its promise is a performance obligation to provide the specified goods or services itself (principal) or to arrange for those goods or services to be provided by the other party (agent). Revenue from contracts in which the Exito Group acts as an agent are immaterial.

Earnings per share

Basic earnings per share are calculated by dividing the profit for the period attributable to equity holders of the parent, by the weighted average of common shares outstanding during the year, excluding, if any, common shares acquired by Éxito and held as treasury shares.

For the purpose of calculating diluted earnings per share, profit or loss attributable to equity holders of the parent entity, and the weighted average number of shares outstanding, are adjusted for the effects of all dilutive potential ordinary shares, if any.

There were no dilutive potential ordinary shares outstanding at the end of the reporting period.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

Note 5. New and modified Standards and Interpretations

Note 5.1. New and amended standards and interpretations in 2021 and 2020

The Éxito Group applied amendments and new interpretations to IFRS as issued by IASB, which were effective for accounting periods beginning on or after January 1, 2020. The main new standards adopted are as follows:

Amendments to IAS 1 and IAS 8 - Definition of material

In October 2018, the IASB issued amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to align the definition of ‘material’ across the standards and to clarify certain aspects of the definition. The new definition states that, ‘Information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general-purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.

Amendments to IFRS 9: Interest rate benchmark reform

The amendments to standard IFRS 9 provide exemptions that apply to all hedge relationships directly affected by the reference interest rate reform. A relationship of hedge is directly affected if the reform raises uncertainties about the period, or the value, of cash flows based on the reference interest rate of the hedge item or hedging instrument.

Amendments to IFRS 16: COVID-19 related rent concessions

Amendments related to concession to tenants, in the application of the guidelines of IFRS 16, on the modification of the lease, when accounting for related benefits as a direct consequence of the Covid-19 pandemic.

Amendments to IFRS 3: Definition of business

Describe that to be considered a business an integrated set activities and assets must include, at least, input of resources and a substantive process, that together contribute significantly to the capacity to generate output of resources.

Revision of the Conceptual Framework

Concepts and guidelines on presentation and disclosure, measurement basis, financial report objectives and useful information.

None of these changes had any impact in the consolidated financial statements.

Note 5.2. New and revised standards and interpretations issued and not yet effective

The Éxito Group has not early adopted the following new and revised IFRSs, which have already been issued but not yet in effect, up to the date of the issuance of the Éxito Group’s consolidated financial statements:

Amendments to IAS 1 - Classification of liabilities as current or non-current and concept of material

In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1, in order to specify the requirements for classifying the liability as current or non-current. The amendments clarify:

●	Which means a right to postpone liquidation;

●	That the right to postpone must exist on the base date of the report;

●	That this classification is not affected by the likelihood that an entity will exercise its right to postpone

●	That only if a derivative embedded in a convertible liability is itself an equity instrument would the terms of a liability not affect its classification

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

In February 2021, the IASB issued amendments to IAS1, providing guides and examples to help entities apply materiality judgment to the disclosure of accounting policies.

The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and error correction and how entities use measurement techniques and inputs to develop accounting estimates.

Amendments to IAS 8 - Definition of accounting estimates

The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and error correction and how entities use measurement techniques and inputs to develop accounting estimates

Amendments to IFRS 10 – Consolidated Financial Statements and IAS 28 – Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

Gains and losses resulting from (i) loss of control of a subsidiary that does not contain a business in a transaction with an associate or joint venture accounted for using the equity method are recognized in the parent’s income only in proportion to the interest held by investors not related to that affiliate or joint venture; (ii) remeasurement of investments retained in a former subsidiary at fair value are recognized in the former parent’s income in proportion to the interest held by unrelated investors in the new associate or joint venture.

Amendments to IAS 16 – Property, Plant and Equipment – Proceeds Before Intended Use

The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from the sale of items produced before the asset is available for use, which must be recognized in profit or loss.

Amendments to IFRS 3 - Reference to the Conceptual Framework

For obligations within the scope of IAS 37, the purchaser applies IAS37 to determine whether there is a present obligation on the acquisition date as a result of past events. For a tax within the scope of IFRIC 21, the purchaser applies IFRIC 21 to determine whether the event that resulted in the obligation to pay the tax occurred by the date of acquisition. The purchaser does not recognize contingent assets acquired in a business combination.

The Éxito Group does not expect a significant impact on the Group’s consolidated financial statements.

Note 6. Relevant facts

Covid-19 pandemic

On January 30, 2020, the World Health Organization declared the outbreak of the new coronavirus which first appeared in Wuhan, province of Hubei, China, called Covid-19, as a public health emergency of international significance. Later, on March 11, 2020 and because of the alarming levels of dissemination of the virus around the world, Covid-19 was described as a pandemic.

The Éxito Group assessed and did not identify specific situations or negative material effects on the value of its investments, on the measurement of inventories, on the depreciation of properties, plants and equipment, on the measurement of the expected losses on trade receivables, on provision liabilities or on restructuring plans, on the measurement of employee benefits, on the estimation and recognition of the deferred income tax, on transactions with related parties, on the impairment of assets, on revenue from ordinary activities arising from contracts with customers, on lease contracts, on non-current assets held for sale, on discontinued operations, and generally on all of its liabilities, that might have an effect on the financial position or on the results of the operations, or that might impair its sustainability and operation.

Corporate reorganization of Companhia Brasileira de Distribuição - CBD

The corporate reorganization of Companhia Brasileira de Distribuição - CBD was completed on December 31, 2020. As a result of this reorganization, Companhia Brasileira de Distribuição – CBD became the controlling shareholder of Éxito with 96.57% interest in its share capital. Under Colombian commercial regulations, Éxito had fallen in grounds for dissolution since more than 95% of its capital stock was held by one single shareholder at December 31, 2020.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

In March 2021, Companhia Brasileira de Distribuição - CBD overcame the grounds for dissolution through a transfer of shares of Éxito Company to a related third party (GPA2 Empreendimentos E Participacoes), thus its new shareholding in Éxito’s capital stock was 91.57%.

Note 7. Cash and cash equivalents

The balance of cash and cash equivalents is shown below:

	Year ended December 31,
	2021	2020
Cash at banks and on hand	2,472,151	2,304,819
Fiduciary rights – money market like	68,716	92,593
Term deposit certificates	681	11,953
Other cash equivalents	31	26
Total cash and cash equivalents (1)	2,541,579	2,409,391

(1) This balance includes as of December 31, 2021:

$ 2,170,569 denominated in Colombian pesos ($ 2,061,716 as of December 31, 2020),

$ 267,055 denominated in Uruguayan pesos ($ 251,689 as of December 31, 2020),

$ 90,835 denominated in Argentina pesos ($ 73,480 as of December 31, 2020), and

$ 13,120 denominated in US dollars ($22,506 as of December 31, 2020)

At December 31, 2021, the Éxito Group recognized interest income from cash at banks and on hand and cash equivalents in the amount of $17,277 (December 31, 2020 - $22,014), which were recognized as financial income as detailed in Note 32

At December 31, 2021 and 2020, cash and cash equivalents were not restricted or levied in any way as to limit availability thereof.

Note 8. Trade receivables and other accounts receivable

The balance of trade receivables and other accounts receivable is shown below:

	Year ended December 31,
	2021	2020
Trade receivables (Note 8.1)	387,353	325,415
Other accounts receivable (Note 8.2)	296,698	179,495
Total trade receivables and other accounts receivable	684,051	504,910
Current	625,931	471,202
Non-Current	58,120	33,708

Note 8.1. Trade receivables

The balance of trade receivables is shown below:

	Year ended December 31,
	2021	2020
Trade accounts	272,920	235,887
Sale of real-estate project inventories	67,434	34,715
Rentals and dealers	62,426	72,522
Employee funds and lending	9,841	9,830
Other trade receivables	-	21
Allowance for expected credit loss	(25,268)	(27,560)
Trade receivables	387,353	325,415

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

The allowance for expected credit loss is recognized as expense in profit or loss. The movement in the allowance for expected credit losses during the periods was as follows:

Balance at January 1, 2020	21,931
Additions	36,360
Reversal of allowance for expected credit losses	(22,679)
Write-off of receivables	(6,759)
Reclassifications to non-current assets held for sale	27
Effect of exchange difference from translation into presentation currency	(1,320)
Balance at December 31, 2020	27,560
Additions	39,615
Reversal of allowance for expected credit losses	(31,588)
Write-off of receivables	(10,049)
Effect of exchange difference from translation into presentation currency	(270)
Balance at December 31, 2021	25,268

An analysis is performed at each reporting date to estimate expected credit losses. The allowance rates are based on days past due for groupings of various customer segments with similar loss patterns (i.e., product type and customer rating). The calculation reflects the probability-weighted outcome and reasonable and supportable information that is available at the reporting date about past events and current conditions. Generally, trade receivables and other accounts receivable are written-off if past due for more than one year.

Note 8.2. Other accounts receivable

	Year ended December 31,
	2021	2020
Business agreements	84,973	34,090
Loans or advances to employees	78,088	63,528
Money transfer services	63,811	21,959
Recoverable taxes	32,474	12,023
Money remittances	8,205	6,006
Tax claims	1,360	1,360
Sale of fixed assets, intangible assets and other assets	673	1,471
Maintenance fees	4,737	6,352
Factoring of trade receivables	4,503	10,028
Long-term receivable	1,720	4,010
Other	16,154	18,668
Total other accounts receivable	296,698	179,495

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

Note 8.3. Trade receivables and other accounts receivable by age

The detail by age of trade accounts receivable and other accounts receivable, without considering impairment, is shown below:

Period	Total	Less than 30 days	From 31 to 60 days	From 61 to 90 days	More than 90 days
December 31, 2021	709,319	603,596	16,150	5,201	84,372
December 31, 2020	532,470	413,699	50,703	5,856	62,212

Note 9. Prepayments

	Year ended December 31,
	2021	2020
Insurance	19,359	18,006
Lease payments made before commencement date	10,658	12,553
Maintenance	5,304	6,537
Advertising	3,730	2,959
Other prepayments	6,659	7,623
Total prepayments	45,710	47,678
Current	36,515	36,811
Non-Current	9,195	10,867

Note 10. Related parties

Note 10.1. Significant agreements

Transactions with related parties refer mainly to transactions between the Company and its subsidiaries and other related entities and were substantially accounted for in accordance with the prices, terms and conditions agreed upon between the parties. The agreements are detailed as follows:

Casino Group: The Éxito Group entered into various contracts with Casino Group entities:

(a)	Casino international, International Retail Trade and Services IG and Distribution Casino France: Commercial agreement to regulate the terms pursuant to which Casino International renders international retail and trade services to Éxito Group (e.g., negotiation of commercial services with international suppliers, prospecting global suppliers and intermediating the purchases provided by Casino, purchase and importation of products and reimbursement for promotions realized in stores).

(b)	Insurance agreements entered into between the Group and Casino for intermediation of renewals of certain insurance policies.

(c)	Cost reimbursement agreements between the Éxito Group and Casino entities (Euris, Casino Services and Casino Guichard Perrachon S.A.) to foster the sharing of know-how and experience on certain areas of operation, and also the reimbursement of expenses related to expatriates of the Casino Group.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

Greenyellow: the Éxito Group entered into a service agreement with Greenyellow Energía de Colombia S.A.S. (GY), pursuant to which GY will provide oversight and monitoring services relating to energy efficiency.

Puntos Colombia: the Éxito Group entered into an agreement with Puntos Colombia, a joint venture with Bancolombia, providing for the terms and conditions for the redemption of points collected under their loyalty program, among other services.

Tuya: The Éxito Group entered into partnership agreements with Tuya, a joint venture with Grupo Bancolombia, to promote (i) the sale of products and services offered by Éxito through Éxito co-branded credit cards, (ii) the use of these credit cards in and out of the Éxito stores and (iii) the use of other financial services agreed between the parties inside Éxito stores. The Éxito Group also entered into an agreement for the reimbursement of expenses, among other matters.

Companhia Brasileira de Distribuição (CBD): The Éxito Group entered into a cost reimbursement agreement related to the sharing of know-how and experience of CBD on certain areas (strategy, finance, human resources, legal, communication and investors relations). The Éxito Group also entered into an agreement for the reimbursement of expenses related to the relocation of employees among the Éxito Group.

Note 10.2. Transactions with related parties

Transactions with related parties relate to revenue from retail sales and other services, as well as to costs and expenses related to risk management and technical assistance support, purchase of goods and services received.

The amount of revenue, costs and expenses arising from transactions with related parties is as follows:

	Revenue
	Year ended December 31,
	2021	2020
Joint ventures (1)	132,530	66,170
Casino Group companies (2)	7,972	8,219
Controlling entity (3)	-	369
Total revenue	140,502	74,758

	Costs and expenses
	Year ended December 31,
	2021	2020
Joint ventures (1)	89,299	87,211
Casino Group companies (2)	60,700	46,525
Controlling entity (3)	9,777	9,848
Members of the Board	1,593	1,736
Total revenue	161,369	145,320

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

(1)	The amount of revenue and costs and expenses with each joint venture is as follows:

Revenue:

	Compañía de Financiamiento Tuya S.A.		Puntos Colombia S.A.S.
Description	Year ended December 31,
	2021	2020	2021	2020
Corporate collaboration agreement	59,049	-	-	-
Commercial activation recovery	52,047	43,739	-	-
Yield on bonus, coupons and energy	14,224	14,122	-	-
Lease of real estate	4,886	5,247	-	-
Services	923	1,836	1,401	1,226
Total revenue	131,129	64,944	1,401	1,226

Costs and expenses:

	Compañía de Financiamiento Tuya S.A.		Puntos Colombia S.A.S.
Description	Year ended December 31,
	2021	2020	2021	2020
Cost of customer loyalty program	-	-	83,649	83,064
Commissions on means of payment	5,650	4,147	-	-
Total costs and expenses	5,650	4,147	83,649	83,064

(2)	Revenue mainly relates to the provision of services and success fees from suppliers. Costs and expenses accrued mainly arise from energy optimization services received and intermediation in the import of goods, procurement of goods and consultancy services.

Revenue by each company is as follows:

	Year ended December 31,
	2021	2020
Casino International	6,783	6,941
International Retail and Trade Services IG.	699	321
Greenyellow Energía de Colombia S.A.S.	442	451
Distribution Casino France	48	499
Casino Services	-	7
Total revenue	7,972	8,219

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

Costs and expenses by each company are as follows:

	Year ended December 31,
	2021	2020
Greenyellow Energía de Colombia S.A.S.	36,152	23,336
Casino Guichard Perrachon S.A.	12,975	10,369
Distribution Casino France	5,329	8,604
Casino Services	2,778	1,288
Euris	1,742	1,669
International Retail and Trade Services IG.	1,681	1,259
Cdiscount S.A.	43	-
Total costs and expenses	60,700	46,525

(3)	At December 31, 2020, revenue represents the charge for the use of the Company’s own textile brands and reimbursement of personnel expenses with Companhia Brasileira de Distribuição – CBD.

At December 31, 2021 and 2020, costs and expenses related to consulting services provided by Companhia Brasileira de Distribuição – CBD.

Note 10.3. Other information on related party transactions

Financial assets measured at fair value through other comprehensive income

Éxito has 659,383 shares in Cnova NV in the amount of $9,222, according to Note 12.

Financial assets measured at amortized cost

According to Note 12, Éxito has investment in bonds issued by Compañía de Financiamiento Tuya S.A., which has the intention and capability of holding to obtain contractual cash flows until maturity in amount of $5,000 (December 31, 2020 - $29,500). The interests on these bonds are at market terms and conditions.

Note 10.4. Receivable from related parties

	Receivable		Other non-financial assets
	Year ended December 31,		Year ended December 31,
	2021	2020	2021	2020
Joint ventures (1)	47,739	30,757	24,500	14,500
Casino Group companies (2)	8,448	8,413	-	-
Controlling entity (3)	288	288	-	-
Total	56,475	39,458	24,500	14,500
Current	56,475	39,458	-	-
Non-Current	-	-	24,500	14,500

(1)	Balances relate to the following joint ventures and the following detail:

-	The balance of receivables by joint ventures is shown below:

	Compañía de Financiamiento Tuya S.A.		Puntos Colombia S.A.S.
Description	Year ended December 31,		Year ended December 31,
	2021	2020	2021	2020
Corporate collaboration agreement	10,494	-	-	-
Reimbursement of shared expenses, collection of coupons and other	4,403	6,016	-	-
Redemption of points	-	-	30,356	24,062
Other services	2,229	-	257	679
Total receivable	17,126	6,016	30,613	24,741

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

-	Other non-financial assets:

The balance of $24,500 at December 31, 2021 and $14,500 at December 31, 2020, relates to payments made during these years to Compañía de Financiamiento Tuya S.A. (Tuya) for the future subscription of shares. During the year ended December 31, 2021, Tuya effectively subscribed and issued shares for the amount of $24,500 representing an increase in such investment.

(2)	Receivable from Casino Group companies represents reimbursement for payments to expats, supplier agreements and energy efficiency solutions.

	Year ended December 31,
	2021	2020
Casino International	7,341	7,476
International Retail and Trade Services	725	295
Greenyellow Energía de Colombia S.A.S.	113	115
Distribution Casino France	49	244
Casino Services	7	7
Other	213	276
Total Casino Group companies	8,448	8,413

(3)	Represents the balance of personnel expenses receivable from Companhia Brasileira de Distribuição - CBD.

Note 10.5. Payables to related parties

The balance of payables to related parties is shown below:

	Year ended December 31,
	2021	2020
Joint ventures (1)	42,619	36,300
Casino Group companies (2)	23,027	14,187
Total	65,646	50,487

(1)	Mainly represents the balance outstanding in favor of Puntos Colombia S.A.S. arising from points (accumulations) issued.

(2)	Payables to Casino Group companies such as energy efficiency solutions received, intermediation in the import of goods, and consulting and technical assistance services.

	Year ended December 31,
	2021	2020
Casino Guichard Perrachon S.A.	11,415	10,463
Greenyellow Energía de Colombia S.A.S.	9,456	1,546
Casino Services	1,637	229
Distribution Casino France	224	1,834
International Retail and Trade Services IG	164	72
Other	131	43
Total Casino Group companies	23,027	14,187

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

Note 10.6. Other financial liabilities with related parties

	Year ended December 31,
	2021	2020
Joint ventures (1)	17,461	15,917
Total	17,461	15,917

(1)	Mainly represents collections received from customers related to the Tarjeta Éxito cards owned by Tuya.

Note 10.7. Key management personnel compensation

Transactions between the Éxito Group and key management personnel, including legal representatives and/or administrators, mainly relate to labor agreements executed by and between the parties.

Compensation of key management personnel is as follows:

	Year ended December 31,
	2021	2020
Short-term employee benefits	89,817	74,444
Post-employment benefits	2,427	2,604
Termination benefits	-	1,192
Total key management personnel compensation	92,244	78,240

Note 11. Inventories, net and cost of sales

Note 11.1. Inventories, net

	Year ended December 31,
	2021	2020
Inventories	1,973,452	1,800,054
Inventories in transit	65,884	35,415
Production in process	25,244	5,693
Real estate project inventories	17,519	50,228
Materials, spares, accessories and consumable packaging	11,536	9,170
Raw materials	10,668	22,057
Total inventories	2,104,303	1,922,617

(1)	The movement of the allowance for losses on inventory obsolescence and damages during the reporting periods is shown below:

Balance at January 1, 2020	16,398
Allowance recognized during the period	5,325
Allowance reversal	(2,850)
Effect of exchange difference from translation into presentation currency	(557)
Balance at December 31, 2020	18,316
Allowance recognized during the period	5,251
Allowance reversal	(11,095)
Effect of exchange difference from translation into presentation currency	(113)
Balance at December 31, 2021	12,359

At December 31, 2021, there are no restrictions or liens on the sale of inventories. As at December 31, 2020, a purchase-sale commitment had been executed on the Montevideo real estate project for $50,228.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

Note 11.2. Cost of sales

The following is the information related with the cost of sales, allowance for losses on inventory obsolescence and damages, and allowance reversal on inventories:

	Year ended December 31,
	2021	2020
Cost of goods sold (1)	13,794,658	13,014,815
Trade discounts and purchase rebates	(1,965,335)	(1,890,495)
Logistics costs (2)	493,630	484,174
Damage and loss	171,747	167,941
(Reversal) allowance for inventory losses, net	(5,844)	2,475
Total cost of sales	12,488,856	11,778,910

(1)	At December 31, 2021 includes $82,311 of depreciation and amortization cost (December 31, 2020 - $74,725).

(2)	At December 31, 2021 includes $274,557 of employee benefits (December 31, 2020 - $266,862).

Note 12. Financial assets

The balance of financial assets is shown below:

	Year ended December 31,
	2021	2020
Financial assets measured at fair value through other comprehensive income	29,392	27,701
Derivative financial instruments (1)	11,057	4
Financial assets measured at amortized cost (2)	6,896	31,307
Derivative financial instruments designated as hedge instruments (3)	6,023	566
Financial assets measured at fair value through profit or loss	1,593	1,525
Total financial assets	54,961	61,103
Current	14,331	4,192
Non-Current	40,630	56,911

(1)	Relates to forward and swap contracts used to hedge the variation in the exchange rates and interest rates of financial liabilities in foreign currency. The fair value of these instruments is estimated based on valuation models who use variables other than quoted prices, directly or indirectly observable for financial assets or liabilities.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

The detail of maturities of these instruments at December 31, 2021 was as follows:

	Less than 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	3,016	4,587	3,454	-	-	11,057

The detail of maturities of these instruments at December 31, 2020 was as follows:

	Less than 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	4	-	-	-	-	4

(2)	Financial assets measured at amortized cost represented:

	Year ended December 31,
	2021	2020
Investment in bonds (a)	5,046	29,699
National Treasury bonds	1,850	1,608
Total financial assets measured at amortized cost	6,896	31,307

(a)	Investment in bonds issued by Tuya and for which Éxito has the intention and capability of holding to obtain contractual cash flows until maturity. These investments are part of Tarjeta Éxito corporate collaboration agreement. At December 31, 2021 the nominal value amounts to $5,000 (December 31, 2020 - $29,500) and the maturity ranges from 1 to 10 years and yields CPI + 6%. (Note 35).

In 2021, the decrease arised from the maturity of a portion of the investment in the amount of $24,500 (Note 10).

(3)	Derivative instruments designated as hedging instrument relates to interest and exchange rate swaps. The fair value of these instruments is determined based on valuation models.

At December 31, 2021, relates to the following transactions:

	Nature of risk hedged	Hedged item	Range of rates for hedged item	Range of rates for hedge instruments	Fair value
Swap	Interest rate	Loans and borrowings	IBR 3M	2.0545% - 2.145%	6,023

The detail of maturities of these hedge instruments at December 31, 2021 is shown below:

	Less than 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Swap	(262)	-	483	2,470	3,332	6,023

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

At December 31, 2020, relates to the following transactions:

	Nature of risk hedged	Hedged item	Range of rates for hedged item	Range of rates for hedge instruments	Fair value
Swap	Interest rate	Loans and borrowings	Libor USD 1M + 2.22%	9.06%
	Exchange rate	Loans and borrowings	TRM	$3,026.50 colombian pesos	566

The detail of maturities of these hedge instruments at December 31, 2020 is shown below:

	Less than 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Swap	3	15	32	143	373	566

At December 31, 2021 and 2020, there are no restrictions or liens on other financial assets that restrict their sale, except for (a) the investment in bonds of Tuya, which were issued as part of the business collaboration agreement on Tarjeta Éxito, and (b) judicial deposits relevant to the subsidiary Libertad S.A.

None of the assets were impaired at December 31, 2021 and 2020.

Note 13. Property, plant and equipment, net

	Year ended December 31,
	2021	2020
Land	1,137,865	1,036,406
Buildings	2,115,633	1,953,328
Machinery and equipment	1,033,499	941,022
Furniture and fixtures	655,019	588,683
Assets under construction	45,009	64,137
Installations	132,928	111,435
Improvements to third-party properties	635,377	542,153
Vehicles	23,873	19,659
Computers	346,091	232,345
Other property, plant and equipment	16,050	16,050
Total property, plant and equipment, gross	6,141,344	5,505,218
Accumulated depreciation	(2,111,908)	(1,790,150)
Impairment	(4,739)	(7,466)
Total property, plant and equipment, net	4,024,697	3,707,602

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

The movement of the cost of property, plant and equipment, accumulated depreciation and impairment loss during the reporting periods is shown below:

Cost	Land	Buildings	Machinery and equipment	Furniture and fixtures	Assets under construction	Installations	Improvements to third party properties	Vehicles	Computers	Other property, plant and equipment	Total
Balance at January 1, 2020	1,013,078	1,901,719	951,405	604,591	82,196	113,362	553,014	19,006	224,545	16,050	5,478,966
Additions	-	3,409	9,012	5,166	162,665	3,826	3,781	378	5,090	-	193,327
Increase (decrease) from movements between property, plant and equipment accounts	-	47,030	29,246	31,298	(151,419)	3,597	18,417	773	21,058	-	-
Increase (decrease) from transfers from (to) investment property	13,435	28,070	1,408	29	(17,548)	-	-	-	-	-	25,394
Disposals and derecognition	(10)	(3,418)	(46,030)	(44,136)	(986)	(12)	(17,127)	(521)	(15,128)	-	(127,368)
Increase (decrease) from transfers from (to) non-current assets held for sale (1)	13,345	(737)	-	-	3,041	-	-	-	-	-	15,649
Effect of exchange differences on translation into presentation Currency	(50,685)	(70,031)	(12,851)	(14,471)	(2,683)	(9,338)	(15,913)	(1,572)	(9,805)	-	(187,349)
Increase (decrease) from transfers to (from) other balance sheet accounts	9,435	(95)	2,770	797	(12,577)	-	(19)	(187)	612	-	736
Hyperinflation adjustments	37,808	47,381	6,062	5,409	1,448	-	-	1,782	5,973	-	105,863
Balance at December 31, 2020	1,036,406	1,953,328	941,022	588,683	64,137	111,435	542,153	19,659	232,345	16,050	5,505,218
Additions	1,506	39,396	113,128	59,137	28,519	3,296	45,476	525	130,303	-	421,286
(Decrease) increase from movements between property, plant and equipment accounts	-	(22,546)	2,499	6,202	(34,331)	6,477	40,500	433	766	-	-
Increase (decrease) from transfers from (to) investment property	19,657	40,682	259	-	(5,747)	-	-	-	-	-	54,851
Disposals and derecognition	-	(3,896)	(25,585)	(13,343)	(716)	(15)	(12,489)	(1,713)	(12,487)	-	(70,244)
Effect of exchange differences on translation into presentation currency	9,904	21,306	7,910	10,098	1,087	11,735	20,779	(278)	2,824	-	85,365
Increase (decrease) from transfers to (from) other balance sheet accounts	424	1,191	(17,846)	(6,610)	(10,496)	-	(1,042)	1,890	(20,257)	-	(52,746)
Hyperinflation adjustments	69,968	86,172	12,112	10,852	2,556	-	-	3,357	12,597	-	197,614
Balance at December 31, 2021	1,137,865	2,115,633	1,033,499	655,019	45,009	132,928	635,377	23,873	346,091	16,050	6,141,344

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

Accumulated depreciation	Land	Buildings	Machinery and equipment	Furniture and fixtures	Assets under construction	Installations	Improvements to third party properties	Vehicles	Computers	Other property, plant and equipment	Total
Balance at January 1, 2020		326,935	443,859	350,634		61,124	260,343	12,968	169,154	4,009	1,629,026
Depreciation		47,080	87,643	60,282		7,790	32,486	1,802	23,316	788	261,187
Increase (decrease) from movements between property, plant and equipment accounts		-	(9,575)	9,337		-	422	213	(397)	-	-
Increase because of transfers from investment property		20,210	-	-		-	-	-	-		20,210
Disposals and derecognition		(375)	(34,465)	(34,918)		(4)	(10,964)	(367)	(13,406)	-	(94,499)
Effect of exchange differences on translation into presentation currency		(20,015)	(9,489)	(11,637)		(5,338)	(6,903)	(1,129)	(8,208)	-	(62,719)
Other		(31)	1	51		-	-	-	28	-	49
Hyperinflation adjustments		18,199	5,332	4,730		-	-	1,585	7,050	-	36,896
Balance at December 31, 2020		392,003	483,306	378,479		63,572	275,384	15,072	177,537	4,797	1,790,150
Depreciation		49,909	86,118	56,701		8,152	30,637	1,675	31,408	788	265,388
Disposals and derecognition		(1,178)	(18,607)	(9,535)		(5)	(6,254)	(1,582)	(11,815)	-	(48,976)
(Decrease) from transfers (to) investment property		(16)	-	-		-	-	-	-	-	(16)
Effect of exchange differences on translation into presentation currency		5,102	5,460	8,889		6,790	8,541	(231)	2,289	-	36,840
Other		(278)	(489)	-		-	-	(5)	6	-	(766)
Hyperinflation adjustments		34,532	10,057	9,068		-	-	3,048	12,583	-	69,288
Balance at December 31, 2021		480,074	565,845	443,602		78,509	308,308	17,977	212,008	5,585	2,111,908

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

Impairment	Land	Buildings	Machinery and equipment	Furniture and fixtures	Assets under construction	Installations	Improvements to third party properties	Vehicles	Computers	Other property, plant and equipment	Total
Balance at January 1, 2020	1,280	1,007	-	-		-	2,561	-	-	-	4,848
Impairment loss	641	1,977	-	-		-	214	-	-	-	2,832
Effect of exchange differences on translation into presentation currency	-	-	-	-		-	(214)	-	-	-	(214)
Balance at December 31, 2020	1,921	2,984	-	-		-	2,561	-	-	-	7,466
Impairment loss	-	756	-	-		-	1,735	-	-	-	2,491
Reversal of Impairment loss	(1,921)	(2,857)	-	-		-	-	-	-	-	(4,778)
Disposals and derecognition	-	(756)	-	-		-	-	-	-	-	(756)
Effect of exchange differences on translation into presentation currency	-	-	-	-		-	316	-	-	-	316
Balance at December 31, 2021	-	127	-	-		-	4,612	-	-	-	4,739

(1)	At December 31, 2020 and given the impossibility of achieving the sale, the Hotel Cota plot of land and real estate project were transferred from non-current assets held for sale back to property, plant and equipment.

Assets under construction are represented by those assets in process of construction and process of assembly not ready for their intended use as expected by Éxito Group management, and on which costs directly attributable to the construction process continue to be capitalized if they are qualifying assets.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

The cost of property, plant and equipment does not include the balance of estimated dismantling and similar costs, based on the assessment and analysis made by the Éxito Group which concluded that there are no contractual or legal obligations at acquisition.

At December 31, 2021 and 2020 no restrictions or liens have been imposed on items of property, plant and equipment that limit their sale, and there are no commitments to acquire, build or develop property, plant and equipment.

Information about impairment testing is disclosed in Notes 35 and 36.

Note 13.1 Additions to property, plant and equipment for cash flow presentation purposes

	Year ended December 31,
	2021	2020
Additions	421,286	193,327
Additions to trade payables for deferred purchases of property, plant and equipment	(411,044)	(181,799)
Payments for deferred purchases of property, plant and equipment	320,208	192,889
Acquisition of property, plant and equipment in cash	330,450	204,417

Note 14. Investment property, net

Éxito Group’s investment properties are business premises and land held to generate income from operating leases or future appreciation of their value.

The net balance of investment properties is shown below:

	Year ended December 31,
	2021	2020
Land	281,119	287,392
Buildings	1,597,106	1,467,363
Constructions in progress	29,059	12,072
Total cost of investment property	1,907,284	1,766,827
Accumulated depreciation	(241,348)	(179,820)
Impairment	(9,691)	(8,261)
Total investment property, net	1,656,245	1,578,746

The movement of the cost of investment property, accumulated depreciation and impairment loss during the reporting periods is shown below:

Cost	Land	Buildings	Constructions in progress	Total
Balance at January 1, 2020	313,899	1,470,745	8,223	1,792,867
Additions	201	4,338	6,057	10,596
Disposals and derecognition	(12)	-	-	(12)
(Decrease) from transfers (to) property, plant and equipment	(13,435)	(10,060)	(1,899)	(25,394)
Effect of exchange differences on the translation into presentation currency	(9,188)	(61,289)	(154)	(70,631)
Increase from transfers from non-current assets held for sale (1)	-	597	-	597
Hyperinflation adjustments	5,634	61,678	159	67,471
Other	(9,707)	1,354	(314)	(8,667)
Balance at December 31, 2020	287,392	1,467,363	12,072	1,766,827
Additions	629	63,445	22,075	86,149
(Decrease) from transfers (to) property, plant and equipment	(19,657)	(31,809)	(3,385)	(54,851)
(Decrease) from transfers (to) real estate project inventories	(776)	-	-	(776)
Disposals and derecognition	-	(6,276)	-	(6,276)
Effect of exchange differences on the translation into presentation currency	3,589	(8,769)	(29)	(5,209)
Hyperinflation adjustments	10,366	113,108	220	123,694
Other	(424)	44	(1,894)	(2,274)
Balance at December 31, 2021	281,119	1,597,106	29,059	1,907,284

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

Accumulated depreciation	Buildings
Balance at January 1, 2020	163,183
Depreciation expenses	31,416
(Decrease) from transfers (to) property, plant and equipment	(20,210)
Effect of exchange differences from translation into presentation currency	(11,805)
Increase from transfers from non-current assets held for sale (1)	41
Hyperinflation adjustments	17,195
Balance at December 31, 2020	179,820
Depreciation expenses	30,180
Increase arising from transfers from property, plant and equipment accounts	16
Disposals and derecognition	(71)
Effect of exchange differences on the translation into presentation currency	(1,741)
Hyperinflation adjustments	33,365
Other	(221)
Balance at December 31, 2021	241,348

Impairment	Land	Buildings	Total
Balance at January 1, 2020	1,159	2,305	3,464
Impairment loss	509	4,288	4,797
Balance at December 31, 2020	1,668	6,593	8,261
Impairment loss	336	7,538	7,874
Reversal of Impairment loss	(192)	(868)	(1,060)
Disposals and derecognition	-	(5,384)	(5,384)
Balance at December 31, 2021	1,812	7,879	9,691

(1)	Given the impossibility of achieving the sale, the Pereira Plaza Trade Premises were transferred back to investment property.

At December 31, 2021 and 2020, there are no limitations or liens imposed on investment property that restrict realization or tradability thereof.

At December 31, 2021 and 2020, the Éxito Group is not committed to acquire, build or develop new investment property.

Information about impairment testing is disclosed in Note 34. Note 35 discloses the fair value of investment property, based on the appraisal carried out by an independent third party.

During the years ended December 31, 2021 and 2020 the results at the Éxito Group from the investment property are as follows:

	Year ended December 31,
	2021	2020
Lease rental income	300,541	220,706
Operating expense related to leased investment properties	(75,210)	(55,931)
Operating expense related to investment properties that are not leased	(71,138)	(118,038)
Net gain from investment property	154,193	46,737

Note 15. Leases

Note 15.1 Right of use asset, net

	Year ended December 31,
	2021	2020
Right of use asset	2,553,975	2,301,890
Accumulated depreciation	(1,183,463)	(984,345)
Total right of use asset, net	1,370,512	1,317,545

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

The movement of right of use asset and depreciation thereof, during the reporting periods, is shown below:

Cost
Balance at January 1, 2020	2,413,037
Increase from new contracts	356,658
Remeasurements from existing contracts (1)	219,207
Derecognition, reversal and disposal (2)	(664,459)
Effect of exchange differences on translation into presentation currency	(22,553)
Balance at December 31, 2020	2,301,890
Increase from new contracts	97,446
Remeasurements from existing contracts (1)	170,764
Derecognition, reversal and disposal (2)	(43,987)
Effect of exchange differences on the translation into presentation currency	27,862
Balance at December 31, 2021	2,553,975

Accumulated depreciation
Balance at January 1, 2020	1,109,389
Depreciation	193,191
Remeasurements from existing contracts (1)	(421)
Derecognition and disposal (2)	(308,257)
Effect of exchange differences on the translation into presentation currency	(9,557)
Balance at December 31, 2020	984,345
Depreciation	214,930
Remeasurements from existing contracts (1)	(320)
Derecognition and disposal (2)	(27,746)
Effect of exchange differences on the translation into presentation currency	12,254
Balance at December 31, 2021	1,183,463

(1)	Mainly results from the extension of contract terms, indexation or lease modifications.

(2)	Mainly results from the early termination of lease contracts.

The cost of right of use asset by class of underlying asset is shown below:

	As at December 31,
	2021	2020
Lands	6,373	4,424
Buildings	2,512,435	2,259,434
Vehicles	26,875	27,818
Equipment	8,292	10,214
Total	2,553,975	2,301,890

Accumulated of depreciation of right of use assets by class of underlying asset is shown below:

	As at December 31,
	2021	2020
Lands	2,958	2,281
Buildings	1,163,200	965,131
Vehicles	14,947	11,264
Equipment	2,358	5,669
Total	1,183,463	984,345

Depreciation expense by class of underlying asset is shown below:

	Year ended December 31,
	2021	2020
Lands	429	299
Buildings	206,666	185,808
Vehicles	5,903	4,841
Equipment	1,932	2,243
Total depreciation	214,930	193,191

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

The Éxito Group is not exposed to the future cash outflows for extension options and termination options. Additionally, there are no residual value guarantees, and there are no restrictions or covenants related to these leases.

As at December 31, 2021, the average remaining term of lease contracts is 9.2 years (9.0 years as at December 31, 2020), which is also the average remaining period over which the right of use asset is depreciated.

Note 15.2 Lease liability

	Year ended December 31,
	2021	2020
Lease liabilities	1,594,643	1,542,895
Current	234,178	223,803
Non-Current	1,360,465	1,319,092

Balance at January 1, 2020	1,530,231
Additions	356,928
Accrued interest	133,322
Remeasurements	219,628
Terminations	(375,971)
Payments of lease liabilities including interests	(303,989)
Effect of exchange differences on translation into presentation currency	(16,997)
Other	(257)
Balance at December 31, 2020	1,542,895
Additions	96,738
Accrued interest	94,555
Remeasurements	171,083
Terminations	(15,406)
Payments of lease liabilities including interests	(315,739)
Effect of exchange differences on the translation into presentation currency	20,601
Other	(84)
Balance at December 31, 2021	1,594,643

Below are the future lease liability payments at December 31, 2021:

Up to one year	284,621
From 1 to 5 years	906,480
More than 5 years	681,837
Minimum lease liability payments	1,872,938
Future financing (expenses)	(278,295)
Total minimum net lease liability payments	1,594,643

The Éxito Group is not exposed to the future cash outflows for extension options or termination options. Additionally, there are no residual value guarantees, and there are no restrictions nor covenants imposed by leases.

Note 15.3. Short term leases and leases of low value assets of the Éxito Group as a lessee

Leases of low value assets are for items such as furniture and fixtures, computers, machinery and equipment and office equipment. Variable lease payments apply to some of the Éxito Group’s property leases and are detailed below:

	Year ended December 31,
	2021	2020
Variable lease payments	39,768	39,565
Short term leases	9,896	6,928
Total	49,664	46,493

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

Note 15.4. Operating leases of the Éxito Group as a lessor

The Éxito Group has executed operating lease agreements on investment properties. Total future minimum instalments under non-cancellable operating lease agreements at the reporting dates are:

	Year ended December 31,
	2021	2020
Up to one year	204,750	156,734
From 1 to 5 years	244,942	224,789
More than 5 years	153,603	162,052
Total minimum instalments under non-cancellable operating leases	603,295	543,575

Operating lease agreements cannot be cancelled during their term. Prior agreement of the parties is needed to terminate and a minimum cancellation payment is required ranging from 1 to 12 monthly instalments, or a fixed percentage on the remaining term.

For the year ended December 31, 2021 lease rental income was $302,262 (December 31, 2020 - $218,528) mostly comprised of investment property rental income for $300,541 (December 31, 2020 - $220,706). Income from variable lease payments was $162,172 (December 31, 2020 - $147,828).

Note 16. Other intangible assets, net

The net balance of other intangible assets, net is shown below:

	Year ended December 31,
	2021	2020
Trademarks	242,170	213,325
Computer software	249,324	208,148
Rights	22,538	28,118
Other	114	86
Total cost of other intangible assets	514,146	449,677
Accumulated amortization	(150,159)	(132,614)
Impairment	-	(9,266)
Total other intangible assets, net	363,987	307,797

The movement of the cost of other intangible assets, of accumulated depreciation and of impairment losses is shown below:

Cost	Trademarks (1)	Computer Software	Rights (2)	Other	Total
Balance at January 1, 2020	219,923	172,044	27,034	86	419,087
Additions	-	37,853	-	-	37,853
Disposals and derecognition	-	(800)	-	-	(800)
Effect of exchange differences on translation into presentation currency	(18,853)	(1,428)	(12)	(17)	(20,310)
Hyperinflation adjustments	12,255	-	1,096	17	13,368
Transfers	-	195	-	-	195
Other	-	284	-	-	284
Balance at December 31, 2020	213,325	208,148	28,118	86	449,677
Additions	-	40,003	2,771	-	42,774
Disposals and derecognition	-	(2,140)	(9,266)	-	(11,406)
Effect of exchange differences on translation into presentation currency	6,386	1,823	(57)	(3)	8,149
Hyperinflation adjustments	22,459	-	972	31	23,462
Transfers	-	470	-	-	470
Other	-	1,020	-	-	1,020
Balance at December 31, 2021	242,170	249,324	22,538	114	514,146

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

Accumulated amortization	Trademarks (1)	Computer Software	Rights (2)	Other	Total
Balance at January 1, 2020		114,792	40	40	114,872
Amortization		19,214	-	3	19,217
Effect of exchange differences on translation into presentation currency		(1,183)	(10)	(10)	(1,203)
Hyperinflation adjustments		-	144	18	162
Disposals and derecognition		(436)	-	-	(436)
Other		(7)	9	-	2
Balance at December 31, 2020		132,380	183	51	132,614
Amortization		17,684	6	3	17,693
Effect of exchange differences on translation into presentation currency		1,503	(9)	(3)	1,491
Hyperinflation adjustments		-	506	37	543
Disposals and derecognition		(1,941)	-	-	(1,941)
Other		(235)	(6)	-	(241)
Balance at December 31, 2021		149,391	680	88	150,159

Impairment
Balance at January 1, 2020	-	-	-	-	-
Impairment loss	-	-	9,266	-	9,266
Balance at December 31, 2020	-	-	9,266	-	9,266
Disposals and derecognition (2)	-	-	(9,266)	-	(9,266)
Balance at December 31, 2021	-	-	-	-	-

(1)	The balance relates to the following trademarks:

			Year ended December 31,
Operating segment	Brand	Useful life	2021	2020
Uruguay	Miscellaneous	Indefinite	94,319	85,581
Low cost and other (Colombia)	Súper Ínter	Indefinite	63,704	63,704
Argentina	Libertad	Indefinite	66,720	46,613
Low cost and other (Colombia)	Surtimax	Indefinite	17,427	17,427
			242,170	213,325

The trademarks have an indefinite useful life. The Éxito Group estimates that there is no foreseeable time limit over which these assets are expected to generate net cash inflows, and consequently they are not amortized.

(2)	Exploitation rights on trade premises impaired during 2020 were derecognized at December 31, 2021 in the amount of $9,266.

The rights have an indefinite useful life. The Éxito Group estimates that there is no foreseeable time limit over which these assets are expected to generate net cash inflows, and consequently these are not amortized, except for rights of Libertad S.A.

Information about impairment testing is disclosed in Notes 35 and 36.

At December 31, 2021 and 2020, other intangible assets are not limited or subject to lien that would restrict their sale. In addition, there are no commitments to acquire or develop other intangible assets.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

Note 17. Goodwill

Changes in goodwill are shown below:

Balance at January 1, 2020	2,930,768
Effect of exchange differences on the translation into presentation currency	(122,399)
Hyperinflation adjustments	46,183
Balance at December 31, 2020	2,854,552
Effect of exchange differences on the translation into presentation currency	86,805
Hyperinflation adjustments	84,643
Balance at December 31, 2021	3,026,000

Goodwill was not impaired at December 31, 2021 and 2020.

Information about impairment testing is disclosed in Notes 35 and 36.

Note 18. Investments accounted for using the equity method

The balance of investments accounted for using the equity method includes:

		Year ended December 31,
Company	Classification	2021	2020
Compañía de Financiamiento Tuya S.A.	Joint venture	279,790	259,950
Puntos Colombia S.A.S.	Joint venture	9,601	7,707
Total investments accounted for using the equity method		289,391	267,657

Note 18.1. Non-financial information

Information regarding country of domicile, functional currency, main economic activity, ownership percentage and shares held in investments accounted for using the equity method is shown below:

			Primary	Ownership percentage		Number of shares
		Functional	economic	Year ended December 31,
Company	Country	currency	activity	2021	2020	2021	2020
Compañía de Financiamiento Tuya S.A.	Colombia	Colombian peso	Credit	50%	50%	11.084.732.098	10.316.462.520
Puntos Colombia S.A.S.	Colombia	Colombian peso	Services	50%	50%	9.000.000	9.000.000

Note 18.2. Financial information

Financial information regarding investments accounted for using the equity method at December 31, 2021:

Companies	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Equity	Revenue from ordinary activities	Income from continuing operations	Other comprehensive income (*)
Compañía de Financiamiento Tuya S.A.	3,851,907	113,490	1,956,776	1,484,265	524,356	1,074,933	10,681	-
Puntos Colombia S.A.S.	167,340	11,320	151,408	8,051	19,201	259,482	3,787	-

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

Companies	Cash and cash equivalents	Current financial liabilities	Non-current financial liabilities	Revenue from interest	Interest expense	Depreciation and amortization	Income tax expense
Compañía de Financiamiento Tuya S.A.	353,348	1,598,249	1,465,860	624,858	(89,465)	(21,113)	(13,828)
Puntos Colombia S.A.S.	57,493	16	-	1,194	-	(5,151)	(1,876)

Financial information regarding investments accounted for using the equity method at December 31, 2020:

Companies	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Equity	Revenue from ordinary activities	Income from continuing operations	Other comprehensive income (*)
Compañía de Financiamiento Tuya S.A.	3,104,242	131,233	1,058,139	1,692,661	484,675	1,164,209	26,665	-
Puntos Colombia S.A.S.	135,435	15,336	129,616	5,740	15,415	238,215	12,669	-

Companies	Cash and cash equivalents	Current financial liabilities	Non-current financial liabilities	Revenue from interest	Interest expense	Depreciation and amortization	Income tax expense
Compañía de Financiamiento Tuya S.A.	339,044	783,730	1,659,232	655,695	(142,770)	(18,693)	(142,770)
Puntos Colombia S.A.S.	39,856	29	-	2,551	-	(4,686)	-

(*)	There are no other comprehensive income figures proceeding from this companies.

Note 18.3. Corporate purpose

Compañía de Financiamiento Tuya S.A.

A joint venture and a joint control investment which was acquired on October 31, 2016. It is a private entity, authorized by the Colombian Financial Superintendence, having its main place of business in Medellín. Its main corporate purpose is to issue credit cards and grant consumer loans to low-income segments that the traditional banking system does not serve, promoting financial access.

Puntos Colombia S.A.S.

A joint venture established on April 19, 2017 under Colombian law. Its main corporate purpose is operating a loyalty program, pursuant to which its users earn points when purchasing from the Éxito Group and its partners. These points are redeemable for products or services available at the Puntos Colombia platform.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

Note 18.4. Other information

The reconciliation of summarized financial information reported to the carrying amount of associates and joint ventures in the consolidated financial statements is shown below:

	December 31, 2021
Companies	Net assets	Ownership percentage	Proportionate share of net assets	Carrying amount (1)
Compañía de Financiamiento Tuya S.A.	524,355	50.00%	262,178	279,753
Puntos Colombia S.A.S.	19,201	50.00%	9,601	9,601

	December 31, 2020
Companies	Net assets	Ownership percentage	Proportionate share of net assets	Carrying amount (1)
Compañía de Financiamiento Tuya S.A.	484,678	50.00%	242,339	259,915
Puntos Colombia S.A.S.	15,415	50.00%	7,707	7,707

(1)	Amount of investment and goodwill.

No dividends were received from joint ventures during the years ended December 31, 2021 and December 31, 2020.

There are no restrictions on the capability of joint ventures to transfer funds to Éxito in the form of cash dividends, or loan repayments or advance payments.

Éxito has no contingent liabilities incurred related to its participation therein.

There are no constructive obligations acquired by Éxito on behalf of joint ventures arising from losses exceeding the interest held in them.

These investments have no restrictions or liens that affect the interest held in them.

Note 19. Non-cash transactions

During 2021 and 2020, the Éxito Group had non-cash additions to property, plant and equipment, and to right of use assets, that were not included in the statement of cash flow, presented in Note 13.1 and 15, respectively.

Note 20. Loans and borrowing

The balance of loans and borrowing is shown below:

	Year ended December 31,
	2021	2020
Bank loans	898,267	1,023,670
Put option on non-controlling interests (1)	509,870	417,386
Letters of credit	8,874	7,757
Other	-	6,849
Total loans and borrowing	1,417,011	1,455,662
Current	674,927	1,110,883
Non-Current	742,084	344,779

(1)	The Éxito Group has an exercisable put option on the shares held by the non-controlling shareholders of Group Disco del Uruguay S.A. Such put option is exercisable at any time, based on a formula that uses data such as net income, EBITDA - earnings before interest, taxes, depreciation and amortization - and net debt.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

The movement in loans and borrowing during the reporting periods is shown below:

Balance at January 1, 2020	660,353
Proceeds from loans and borrowings	1,622,096
Changes in the fair value of the put option recognized in equity	73,159
Interest accrued	77,704
Exchange difference	1,264
Translation difference	(35,765)
Repayments of loans and borrowings	(866,866)
Repayments of interest on loans and borrowings	(76,283)
Balance at December 31, 2020	1,455,662
Proceeds from loans and borrowing	370,620
Changes in the fair value of the put option recognized in equity	92,485
Interest accrued	52,593
Exchange difference	725
Translation difference	(62)
Repayments of loans and borrowings	(500,834)
Repayments of interest on loans and borrowings	(54,178)
Balance at December 31, 2021	1,417,011

Below is a detail of maturities for non-current loans and borrowings outstanding at December 31, 2021, discounted at present value:

Year	Total
2022	182,751
2023	319,743
2024	115,925
>2025	123,665
742,084

Éxito has available unused credit lines to minimize liquidity risks, as follows:

As at December 31, 2021
Banco Davivienda S.A.	330,000
Banco de Bogotá S.A.	180,000
Banco de Occidente S.A.	95,000
Banco Itau S.A.	95,000
Total	700,000

Covenants

Under loans and borrowing contracts, the Éxito Group is subject to comply with the following financial covenants:

Maintain a leverage financial ratio, defined as adjusted recurring EBITDA to gross financial liabilities of less than 2.8x. Such ratio will be measured annually on April 30 or the following business day, based on the audited separate financial statements of Éxito.

As at December 31, 2021 and 2020, Éxito complied with its covenants.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

Note 21. Employee benefits

The balance of employee benefits is shown below:

	Year ended December 31,
	2021	2020
Defined benefit plans	18,794	21,125
Long-term benefit plan	1,584	1,779
Total employee benefits	20,378	22,904
Current	2,482	2,520
Non-Current	17,896	20,384

Note 21.1. Defined benefit plans

The Éxito Group has the following defined benefit plans:

a.	Retirement pension plan

Under the plan, each of Éxito’s employees will receive, upon retirement, a monthly pension payment, pension adjustments pursuant to legal regulations, survivor’s pension, assistance with funeral expenses and June and December bonuses established by law. Such amount depends on factors such as: employee age, time of service and salary.

Éxito is responsible for the payment of retirement pensions to employees who meet the following requirements: (a) employees who at January 1, 1967 had served more than 20 years (full liability), and (b) employees and former employees who at January 1, 1967 had served more than 10 years but less than 20 years (partial liability).

b.	Retroactive severance pay plan

Retroactivity of severance pay is estimated for those employees of Éxito to whom labor laws applicable are those prior to Law 50 of 1990, and who did not move to the new severance pay system. Under the plan, Éxito will pay employees upon retirement a retroactive amount as severance pay, after deduction of advance payments. This social benefit is calculated over the entire time of service, based on the latest salary earned.

Such benefits are estimated on an annual basis or whenever there are material changes, using the projected credit unit. During the years ended December 31, 2021 and 2020, there were no material changes in the methods or nature of assumptions applied when preparing the estimates and sensitivity analyses.

Balances and movement:

The following are balances and movement of defined benefit plans:

	Retirement Pensions	Retroactive severance pay	Old age pension and disability retirement bonus	Total
Balance at January 1, 2020	20,719	952	391	22,062
Cost of current service	-	17	-	17
(Gain) from cost of past service	-	(19)	(405)	(424)
Interest expense	1,293	47	-	1,340
Actuarial loss (gain) from changes in experience	206	(56)	14	164
Actuarial loss from financial assumptions	590	21	-	611
Benefits paid	(2,266)	(379)	-	(2,645)
Balance at December 31, 2020	20,542	583	-	21,125
Cost of current service	-	15	-	15
Cost of past service	1,227	-	-	1,227
Interest expense	1,146	24	-	1,170
Actuarial loss (gain) from changes in experience	675	(57)	-	618
Actuarial gain from financial assumptions	(2,915)	(32)	-	(2,947)
Benefits paid	(2,242)	(172)	-	(2,414)
Balance at December 31, 2021	18,433	361	-	18,794

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

Actuarial assumptions used for calculation:

Discount rates, salary increase rates, inflation rates and death dates are as follows:

	Year ended December 31,
	2021		2020
	Retirement pensions	Retroactive severance pay	Retirement pensions	Retroactive severance pay
Discount rate	8.50%	7.80%	5.90%	4.80%
Annual salary increase rate	3.50%	3.50%	3.25%	3.25%
Future annuities increase rate	3.50%	-	3.25%	-
Annual inflation rate	3.50%	3.50%	3.25%	3.25%
Mortality rate - men (years)	60-62	60-62	60-62	60-62
Mortality rate - women (years)	55-57	55-57	55-57	55-57
Mortality rate - men	0.001117% - 0.034032%	0.001117% - 0.034032%	0.001117% - 0.034032%	0.001117% - 0.034032%
Mortality rate - women	0.000627% - 0.019177%	0.000627% - 0.019177%	0.000627% - 0.019177%	0.000627% - 0.019177%

Employee turnover, disability and early retirement rates:

	Year ended December 31,
Years of service	2021	2020
From 0 to less than 5	25.70%	25.70%
From 5 to less than 10	12.51%	12.51%
From 10 to less than 15	7.37%	7.37%
From 15 to less than 20	5.49%	5.49%
From 20 to less than 25	4.22%	4.22%
25 and more	3.18%	3.18%

Sensitivity analysis:

A quantitative sensitivity analysis regarding a change in a relevant actuarial assumption, would affect in the following variation over defined benefit plans net liability, using for that sensitive analysis the assumptions for changes in discount rate and annual salary increase rate:

	Year ended December 31,
	2021		2020
Variation expressed in basis points	Retirement Pensions	Retroactive severance pay	Retirement Pensions	Retroactive severance pay
Discount rate + 25	(283)	(4)	(352)	(6)
Discount rate – 25	292	4	364	6
Discount rate + 50	(558)	(7)	(692)	(12)
Discount rate – 50	594	7	740	13
Discount rate + 100	(1,083)	(14)	(1,341)	(24)
Discount rate – 100	1,225	15	1,532	26
Annual salary increase rate + 25	N/A	7	N/A	11
Annual salary increase rate - 25	N/A	(7)	N/A	(11)
Annual salary increase rate + 50	N/A	13	N/A	21
Annual salary increase rate - 50	N/A	(13)	N/A	(21)
Annual salary increase rate + 100	N/A	27	N/A	43
Annual salary increase rate - 100	N/A	(26)	N/A	(41)

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

Contributions for the next years funded with Éxito Group’s own resources are foreseen as follows:

	Year ended December 31,
	2021		2020
Year	Retirement Pensions	Retroactive severance Pay	Retirement Pensions	Retroactive severance Pay
2021	-	-	2,195	84
2022	2,256	5	2,186	6
2023	2,249	49	2,148	113
2024	2,218	4	2,096	49
>2025	31,798	448	25,708	473
Total	38,521	506	34,333	725

Other considerations:

The average duration of the liability for defined benefit plans at December 31, 2021 is 6.8 years (December 31, 2020 - 7.4 years).

The Éxito Group has no specific assets intended for guaranteeing the defined benefit plans.

The defined contribution plan expense at December 31, 2021 amounted to $101,042 (December 31, 2020 - $88,055).

Note 21.2. Long-term benefit plans

The long-term benefit plans involve a time-of-service bonus associated to years of service payable to the employees of Éxito and to the employees of subsidiaries Logística, Transporte y Servicios Asociados S.A.S.

Such benefit is estimated on an annual basis or whenever there are material changes, using the projected credit unit. During the years ended December 31, 2021 and December 31, 2020, there were no material changes in the methods or nature assumptions applied when preparing the estimates and sensitivity analyses.

During 2015 Éxito reached agreement with several employees who voluntarily decided to replace the time-of-service bonus with a special single one-time bonus.

Balances and movement:

The following are balances and movement of the long-term defined benefit plan:

Balance at January 1, 2020	1,836
Cost of current service	76
Interest expense	104
Actuarial loss from change in experience	84
Actuarial loss from demographic changes	23
Benefits paid	(425)
Actuarial loss from financial assumptions	81
Balance at December 31, 2020	1,779
Cost of current service	74
Interest expense	89
Actuarial loss from change in experience	75
Benefits paid	(246)
Actuarial gain from financial assumptions	(187)
Balance at December 31, 2021	1,584

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

Actuarial assumptions used to make the calculations:

Discount rates, salary increase rates, inflation rates and death dates are as follows:

	Year ended December 31,
	2021	2020
Discount rate	8.10%	5.40%
Annual salary increase rate	3.50%	3.25%
Annual inflation rate	3.50%	3.25%
Mortality rate - men	0.001117% - 0.034032%	0.001117% - 0.034032%
Mortality rate - women	0.000627% - 0.019177%	0.000627% - 0.019177%

Employee turnover, disability and early retirement rates are as follows:

	Year ended December 31,
Years of service	2021	2020
From 0 to less than 5	25.70%	25.70%
From 5 to less than 10	12.51%	12.51%
From 10 to less than 15	7.37%	7.37%
From 15 to less than 20	5.49%	5.49%
From 20 to less than 25	4.22%	4.22%
25 and more	3.18%	3.18%

Sensitivity analysis:

A quantitative sensitivity analysis regarding a change in a relevant actuarial assumption, would affect in the following variation over long-term benefit plans net liability, using for that sensitive analysis the assumptions for changes in discount rate and annual salary increase rate:

	Year ended December 31,
Variation expressed in basis points	2021	2020
Discount rate + 25	(18)	(24)
Discount rate - 25	19	24
Discount rate + 50	(37)	(47)
Discount rate - 50	38	49
Discount rate + 100	(72)	(92)
Discount rate - 100	78	101
Annual salary increase rate + 25	16	25
Annual salary increase rate - 25	(16)	(24)
Annual salary increase rate + 50	32	50
Annual salary increase rate - 50	(31)	(48)
Annual salary increase rate + 100	65	103
Annual salary increase rate - 100	(61)	(95)

Contributions for the next years funded with Éxito Group’s own resources are foreseen as follows:

	Year ended December 31,
Year	2021	2020
2020	-	-
2021	-	241
2022	221	201
2023	169	160
2024	300	264
>2025	1,817	1,617
Total	2,507	2,483

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

Other considerations:

The average duration of the liability for long-term benefits at December 31, 2021 is 5.1 years (December 31, 2020 - 5.7 years).

The Éxito Group has not devoted specific assets to guarantee payment of the time-of-service bonus.

The effect on the statement of profit or loss from the long-term benefit plan at December 31, 2021 was recognized as an income in the amount of $129 (December 31, 2020 was recognized as a expense in the amount of $13).

Note 22. Provisions

The balance of provisions is shown below:

	Year ended December 31,
	2021	2020
Legal proceedings (1)	17,595	15,648
Taxes other than income tax	3,549	6,828
Restructuring	2,708	4,323
Other	11,409	17,875
Total provisions	35,261	44,674
Current	24,175	30,132
Non-current	11,086	14,542

At December 31, 2021 and 2020, there are no provisions for onerous contracts.

(1)	Provisions for lawsuits are recognized to cover estimated potential losses arising from lawsuits brought against the Éxito Group, related to labor, civil, administrative and regulatory matters, which are assessed based on the best estimation of cash outflows required to settle a liability on the date of preparation of the financial statements. The balance is comprised of:

	Year ended December 31,
	2021	2020
Labor legal proceedings	10,418	10,336
Civil legal proceedings	5,371	3,803
Administrative and regulatory proceedings	1,806	1,509
Total legal proceedings	17,595	15,648

Balances and movement of provisions during the reporting periods are as follows:

	Legal proceedings	Taxes other than income tax	Restructuring	Other	Total
Balance at January 1, 2020	14,889	8,552	269	9,708	33,418
Increase	8,145	-	67,458	28,873	104,476
Uses	(35)	-	(3,996)	25	(4,006)
Payments	(2,701)	(605)	(42,619)	(19,807)	(65,732)
Reversals (not used)	(4,517)	(861)	(16,789)	(806)	(22,973)
Effect of exchange differences on the translation into presentation currency	(169)	(258)	-	(82)	(509)
Other reclassifications	36	-	-	(36)	-
Balance at December 31, 2020	15,648	6,828	4,323	17,875	44,674
Increase	14,597	-	13,801	11,225	39,623
Uses	(9)	-	(12)	-	(21)
Payments	(9,093)	-	(12,059)	(16,962)	(38,114)
Reversals (not used)	(3,801)	(3,273)	(1,103)	(711)	(8,888)
Other reclassifications	72	-	(2,086)	17	(1,997)
Effect of exchange differences on the translation into presentation currency	181	(6)	(156)	(35)	(16)
Balance at December 31, 2021	17,595	3,549	2,708	11,409	35,261

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

Note 23. Trade payables and other payable

	Year ended December 31,
	2021	2020
Payables to suppliers of goods	4,190,705	3,872,518
Payables to other suppliers	417,254	361,974
Employee benefits	278,325	245,984
Purchase of assets	121,062	29,810
Tax payable	120,188	113,816
Dividends payable	22,487	26,317
Other	36,534	27,727
Total trade payables and other payable	5,186,555	4,678,146
Current	5,136,626	4,678,078
Non-current	49,929	68

In Colombia, receivable anticipation transactions are initiated by suppliers who, at their sole discretion, choose the banks that will advance financial resources before invoice due dates, according to terms and conditions negotiated with the Éxito Group. The Group cannot direct a preferred or financially related bank to the supplier or refuse to carry out transactions, as local legislation ensures the supplier's right to freely transfer the title/receivable to any bank through endorsement.

The Éxito Group has entered into agreements with some financial institutions in Colombia, which grant an additional payment period, without interest charges. The terms under such agreements are not unique to the Exito Group but are based on market practices in Colombia applicable to other payers in the market.

Note 24. Income tax

Note 24.1. Tax regulations applicable to Éxito Group and to its Colombian subsidiaries

Income tax rate applicable to Éxito and its Colombian subsidiaries

a.	For 2021 the income tax rate for legal entities was 31% (32% in 2020). On September 14, 2021, the congress of the Republic of Colombia approved law 2155 enacting the Social Investment Act and other regulations. The income tax rate for legal entities will be 35%, effective 2022 onwards.

b.	For 2021, the base to assess the income tax under the presumptive income model is 0% of the net equity held on the last day of the immediately preceding taxable period (0.5% in 2020).

Tax credits of Éxito and its Colombian subsidiaries

Pursuant to tax regulations in force as of 2017, the time limit to offset tax losses is 12 years following the year in which the loss was incurred.

Excess presumptive income over ordinary income may be offset against ordinary net income assessed within the following five years.

Company losses are not transferrable to shareholders. In no event tax losses arising from revenue other than income and occasional gains, and from costs and deductions not related with the generation of taxable income, will be offset against the taxpayer’s net income.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

(a)	Tax credits of Éxito

At December 31, 2021 Éxito has accrued $346,559 (at December 31, 2020 - $518,013) excess presumptive income over net income.

The movement of Éxito’s excess presumptive income over net income during the reporting year is shown below:

Balance at January 1, 2020	506,677
Adjustments to excess presumptive income of previous periods	11,336
Balance at December 31, 2020	518,013
Offsetting of presumptive income against net income for the period	(171,454)
Balance at December 31, 2021	346,559

At December 31, 2021, Éxito has accrued tax losses amounting to $738,261 (at December 31, 2020 - $738,261).

The movement of tax losses at Éxito during the reporting year is shown below:

Balance at January 1, 2020	643,898
Adjustment to tax losses from prior periods (1)	94,363
Balance at December 31, 2020	738,261
Adjustment to tax losses from prior periods	-
Balance at December 31, 2021	738,261

(1)	Represents the application of the tax adjustment to the balance of tax losses accrued at December 31, 2016. The adjustment percentage applied is that defined by the authorities for 2017.

(b)	Movement of tax losses for Colombian subsidiaries for the reporting years is shown below

Balance at January 1, 2020	27,647
Marketplace Internacional Éxito y Servicios S.A.S.	177
Depósitos y Soluciones Logísticas S.A.S.	85
Éxito Industrias S.A.S.	(1,136)
Balance at December 31, 2020	26,773
Transacciones Energéticas S.A.S. E.S.P. (i)	33,380
Depósitos y Soluciones Logísticas S.A.S.	78
Éxito Industrias S.A.S.	(26,324)
Marketplace Internacional Éxito y Servicios S.A.S.	(283)
Balance at December 31, 2021	33,624

(i)	No deferred tax has been calculated for this tax losses due there is not certain about the recoverability with future taxable income.

(c)	The movement of the offsetting of tax credits from Éxito and Colombian subsidiaries is as follows:

	Year ended December 31,
	2021	2020
Offsetting of presumptive income against net income for the period of Éxito	(171,454)	-
Offsetting of tax losses from the period of Éxito Industrias S.A.S.	(18,795)	-
Offsetting of tax losses from the period of Marketplace Internacional Éxito y Servicios S.A.S.	(278)	-
Offsetting of presumptive income against net income for the period of Marketplace Internacional Éxito y Servicios S.A.S.	(16)	-
Total	(190,543)	-

Note 24.2. Tax rates applicable to foreign subsidiaries

Income tax rates applicable to foreign subsidiaries are:

-	Uruguay applies a 25% income tax rate in 2021 (25% in 2020);

-	Argentina applies a 35% income tax rate in 2021 (25% in 2020).

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

Note 24.3. Current tax assets and liabilities

The balances of current tax assets and liabilities recognized in the statement of financial position are:

Current tax assets:

	Year ended December 31,
	2021	2020
Income tax balance receivable by Éxito and its Colombian subsidiaries	228,040	213,870
Tax discounts applied by Éxito and its Colombian subsidiaries	88,369	66,697
Industry and trade tax advances and withholdings of Éxito and its Colombian subsidiaries	56,231	51,803
Tax discounts of Éxito from taxes paid abroad	23,899	14,930
Current income tax assets of subsidiary Onper Investment 2015 S.L.	15,364	8,743
Other current tax assets of subsidiary Spice Investment Mercosur S.A.	14,605	5,616
Current income tax assets of subsidiary Spice Investments Mercosur S.A.	3,008	-
Other current tax assets of subsidiary Onper Investment 2015 S.L.	109	724
Total current tax assets	429,625	362,383

Current tax liabilities

	Year ended December 31,
	2021	2020
Industry and trade tax payable of Éxito and its Colombian subsidiaries	77,284	69,372
Taxes of subsidiary Onper Investment 2015 S.L. other than income tax	3,490	2,511
Tax on real estate of Éxito and its Colombian subsidiaries	516	415
Taxes of subsidiary Spice Investments Mercosur S.A. other than income tax	229	1,348
Income tax of subsidiary Spice Investments Mercosur S.A.	-	2,465
Total current tax liabilities	81,519	76,111

Note 24.4. Income tax

The components of the income tax expense recognized in the statement of profit or loss were:

	Year ended December 31,
	2021	2020
Current income tax (expense)	(122,096)	(117,393)
Adjustment in respect of current income tax of prior periods	(526)	(14,767)
Changes in tax rates	34,012	(15,020)
Deferred income tax (expense) benefit (Note 24.5)	(49,060)	93,001
Total income tax (expense)	(137,670)	(54,179)

The reconciliation of average effective tax rate to applicable tax rate is shown below:

	Year ended December 31,
	2021	Rate	2020	Rate
Profit before income tax from continuing operations	730,887		385,282
Tax expense at enacted tax rate in Colombia	(226,575)	(31)%	(123,290)	(32)%
Unrecognition deferred tax from prior periods	(11,638)		-
Adjustment to current taxes from prior periods	(526)		(14,767)
Tax impact of readjustment to carry forward losses	-		31,355
Non-deductible / Non taxable domestic operation	2,556		17,703
Equity method in joint venture domestic operations	2,243		6,293
Tax rates differences from foreign operations	11,228		13,669
Accounting effects of NCI domestic operations without tax impact	22,408		16,462
Non-deductible/ Non taxable foreign operation	28,622		13,415
Changes in tax rates	34,012		(15,020)
Total income tax expense	(137,670)	(19)%	(54,179)	(14)%

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

Note 24.5. Deferred tax

	Year ended December 31,
	2021		2020
	Deferred tax assets	Deferred tax Liabilities	Deferred tax assets	Deferred tax liabilities
Tax losses	258,710	-	229,502	-
Excess presumptive income	121,296	-	155,404	-
Tax credits	82,257	-	76,692	-
Other provisions	24,188	-	31,171	-
Investment property	-	(123,114)	-	(80,464)
Goodwill	-	(144,997)	-	(145,302)
Property, plant and equipment	80,113	(328,311)	68,194	(276,885)
Leases	656,222	(581,055)	555,370	(490,113)
Other	28,264	(35,163)	29,960	(37,539)
Total	1,251,050	(1,212,640)	1,146,293	(1,030,303)

The breakdown of deferred tax assets and liabilities for the three jurisdictions in which the Éxito Group operates are grouped as follows:

	Year ended December 31,
	2021		2020
	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
Colombia	150,888	-	196,462	-
Uruguay	54,273	-	38,250	-
Argentina	-	(166,751)	-	(118,722)
Total	205,161	(166,751)	234,712	(118,722)

The reconciliation of the movement of net deferred tax to the statement of profit or loss and the statement of comprehensive income is shown below:

	Year ended December 31,
	2021	2020
(Expense) benefit from deferred tax recognized in income	(49,060)	93,001
Adjustment with respect to the current income tax of previous periods	(526)	(14,767)
Changes in tax rates	34,012	(15,020)
Expense from deferred tax recognized in other comprehensive income	(5,982)	(118)
Effect of the translation of the deferred tax recognized in other comprehensive income (1)	(56,024)	(7,872)
Total movement of net deferred tax	(77,580)	55,224

(1)	Such effect resulting from the translation at the closing rate of deferred tax assets and liabilities of foreign subsidiaries is included in the line item “Exchange difference from translation” in Other comprehensive income (Note 27).

Temporary differences related to investments in associates and joint ventures, for which no deferred tax liabilities have been recognized at December 31, 2021 amounted to $66,999 (at December 31, 2020 - $59,765).

Note 24.6. Effects of the distribution of dividends on the income tax

There are no income tax consequences attached to the payment of dividends in either 2021 or 2020 by the Éxito Group to its shareholders.

Note 24.7. Non-Current tax liabilities

The $3,924 balance at December 31, 2021 (at December 31, 2020 - $4,463) relates to taxes payable of subsidiary Libertad S.A. for federal taxes and incentive program by instalments.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

Note 25. Derivative instruments and collections on behalf of third parties

	Year ended December 31,
	2021	2020
Collections on behalf of third parties (1)	80,710	68,820
Derivative financial instruments (2)	592	17,317
Derivative financial instruments designated as hedge instruments (3)	242	1,246
Total	81,544	87,383
Current	81,544	87,289
Non-Current	-	94

(1)	Collections on behalf of third parties includes amounts received for services where the Éxito Group acts as an agent, such as travel agency sales, and payments and banking services provided to customers.

(2)	The detail of maturities of these instruments at December 31, 2021 is shown below:

Derivative	Less than 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	309	283	-	-	592
					592

The detail of maturities of these instruments at December 31, 2020 is shown below:

Derivative	Less than 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	14,153	2,339	-	-	16,492
Swap	825	-	-	-	825
					17,317

(3)	Derivative instruments under hedge accounting are as follows:

At December 31, 2021 and 2020, swap transactions was used to hedge exchange and/or interest risks of financial liabilities taken to acquire property, plant and equipment.

The Éxito Group documents the hedge relationship and conduct effectiveness testing from initial recognition and over the time of the hedge relationship until its derecognition. No ineffectiveness has been identified during the reporting periods.

At December 31, 2021:

Hedge instrument	Nature of risk hedged	Hedged item	Nature of the hedge	Range of rates for the hedged item	Range of rates for hedge instruments	Fair value
Swap	Interest rate	Loans and borrowings	Cash-flow hedge	IBR 3M	2.0545% - 2.145%	242

The detail of maturities of these hedge instruments is shown below:

	Less than 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Swap	-	242	-	-	-	242

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

At December 31, 2020:

Hedge instrument	Nature of risk hedged	Hedged item	Nature of the hedge	Range of rates for the hedged item	Range of rates for hedge instruments	Fair value
Swap	Interest rate	Loans and borrowings	Cash-flow hedge	IBR 3M	2.0545% - 2.145%	1,246

The detail of maturities of these hedge instruments is shown below:

	Less than 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Swap	-	114	407	631	94	1,246

Note 26. Other liabilities

The balance of other liabilities is shown below:

	Year ended December 31,
	2021	2020
Deferred revenues (1)	174,395	130,974
Customer loyalty programs	37,015	29,180
Advance payments under lease agreements and other projects	5,655	3,799
Advance on contract covering assets held for sale	2,046	-
Instalments received under “plan resérvalo”	260	292
Repurchase coupon	99	9
Total other liabilities	219,470	164,254
Current	217,303	163,644
Non-Current	2,167	610

(1)	Mainly relates to payments received for the future sale of products, property leases and strategic alliances.

The movement of deferred revenue and customer loyalty programs, and the related revenue recognized during the reporting years, is shown below:

	Deferred revenue	Customer loyalty programs
Balance at January 1, 2020	81,763	27,106
Additions	667,742	14,500
Revenue recognized	(622,504)	(11,296)
Others	4,834	1,352
Effect of exchange difference from translation into presentation currency	(861)	(2,482)
Balance at December 31, 2020	130,974	29,180
Additions	1,174,455	14,608
Revenue recognized	(1,130,709)	(10,075)
Others	-	258
Effect of exchange difference from translation into presentation currency	(325)	3,044
Balance at December 31, 2021	174,395	37,015

Note 27. Shareholders’ equity

At December 31, 2021 and 2020, Éxito’s authorized capital is represented by 1,590,000,000 common shares with a nominal value of $3.3333 Colombian pesos. The number of outstanding shares is 1,342,812,948 and the number of treasury shares is 1,907,505. The number of shares is adjusted for the effects of the share split (see Note 43)

The premium on the issue of shares represents the surplus paid over the par value of the shares. Pursuant to Colombian legal regulations, this balance may be distributed upon liquidation of the company or capitalized. Capitalization means the transfer of a portion of such premium to a capital account as the result of a distribution of dividends paid in shares of Éxito.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

Reserves

Reserves are appropriations made by Éxito’s General Meeting of Shareholders on the results of prior periods. In addition to the legal reserve, there is an occasional reserve, a reserve for acquisition of treasury shares and a reserve for future dividend distribution.

Other accumulated comprehensive income

The tax effect on the components of other comprehensive income is shown below:

	Year ended December 31,
	2021			2020
	Gross value	Tax effect	Net value	Gross value	Tax effect	Net value
Loss from financial instruments designated at fair value through other comprehensive income	(12,199)	-	(12,199)	(11,267)	-	(11,267)
Remeasurement loss on defined benefit plans	(3,582)	1,257	(2,325)	(5,910)	1,773	(4,137)
Translation exchange differences	(1,264,252)	-	(1,264,252)	(1,375,909)	-	(1,375,909)
Gain (loss) from cash-flow hedges	6,023	(2,108)	3,915	(1,435)	441	(994)
Loss on hedge of net investment in foreign operations	(18,312)	(3,138)	(21,450)	(15,474)	(221)	(15,695)
Total other accumulated comprehensive income	(1,292,322)	(3,989)	(1,296,311)	(1,409,995)	1,993	(1,408,002)
Other accumulated comprehensive income of non-controlling interests			(56,154)			(57,340)
Other accumulated comprehensive income of the parent			(1,240,157)			(1,350,662)

Note 28. Revenue from contracts with customers

The amount of revenue from contracts with customers is as shown:

	Year ended December 31,
	2021	2020
Retail sales (1) (Note 39)	16,105,756	15,141,244
Service revenue (2)	609,303	512,280
Other revenue (3)	207,326	82,315
Total revenue from contracts with customers	16,922,385	15,735,839

(1)	Retail sales represent the sale of goods and real estate projects net of returns and sales rebates. This amount includes the following items:

	Year ended December 31,
	2021	2020
Retail sales, net of sales returns and rebates	16,048,995	15,073,989
Sale of real estate project inventories (a)	56,761	67,255
Total retail sales	16,105,756	15,141,244

(a)	At December 31, 2021, represents the sale of a percentage of the Montevideo real estate project inventory in the amount of $56,306 and the sale of a percentage of La Secreta real estate project inventory in the amount of $455. At December 31, 2020, represents the sale of a percentage of the Montevideo real estate project inventory in the amount of $66,200 and the sale of a percentage of La Secreta real estate project inventory in the amount of $1,055.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

(2)	Revenues from services and rental income comprise:

	Year ended December 31,
	2021	2020
Leases and real estate related income	302,262	218,528
Distributors	94,988	91,354
Advertising	80,300	83,917
Transport	31,449	18,223
Telephone services	30,517	30,617
Commissions	25,931	22,807
Banking services	16,392	15,143
Other	27,464	31,691
Total service revenue	609,303	512,280

(3)	Other revenue relates to:

	Year ended December 31,
	2021	2020
Real estate projects (a)	87,174	14,920
Collaboration agreements (b)	63,742	-
Marketing events	18,305	21,809
Royalty revenue	14,682	9,514
Other	23,423	36,072
Total other revenue	207,326	82,315

(a)	For the year ended December 31, 2021, mainly represents revenue from fees on the development and construction of real estate projects in the amount of $74,938.

(b)	Represents revenue from the following collaboration agreements:

	Year ended December 31,
	2021	2020
Compañía de Financiamiento Tuya S.A.	59,050	-
Kiire	3,106	-
Éxito Media	1,586	-
Total revenue from collaboration agreements	63,742	-

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Note 29. Distribution, administrative and selling expenses

The amount of distribution, administrative and selling expenses by nature is:

	Year ended December 31,
	2021	2020
Employee benefits (Note 30)	1,285,924	1,213,284
Depreciation and amortization	465,073	443,308
Services	266,605	239,847
Taxes other than income tax	234,801	224,036
Repairs and maintenance	202,209	158,967
Fuels and power	192,001	181,849
Advertising	142,223	127,288
Commissions on debit and credit cards	102,284	105,524
Professional fees	85,281	74,779
Transport	47,359	58,982
Leases	46,502	43,453
Insurance	42,934	35,002
Packaging and marking materials	40,860	35,917
Administration of trade premises	37,421	35,062
Other	298,443	262,918
Total distribution, administrative and selling expenses	3,489,920	3,240,216
Distribution expenses	1,856,544	1,720,331
Administrative and selling expenses	1,633,376	1,519,885

Note 30. Employee benefit expenses

The amount of employee benefit expenses incurred by each significant category is as follows:

	Year ended December 31,
	2021	2020
Wages and salaries	1,062,505	1,010,025
Contributions to the social security system	35,160	34,127
Other short-term employee benefits	52,968	49,137
Total short-term employee benefit expenses	1,150,633	1,093,289

Post-employment benefit expenses, defined contribution plans	101,042	88,055
Post-employment benefit expenses, defined benefit plans	1,174	(478)
Total post-employment benefit expenses	102,216	87,577

Termination benefit expenses	6,702	6,137
Other long-term employee benefits	(129)	13
Other personnel expenses	26,502	26,268
Total employee benefit expenses	1,285,924	1,213,284

The cost of employee benefit include in cost of sales is shown in Note 11.2.

Note 31. Other operating expenses, net

	Year ended December 31,
	2021	2020
Reversal of allowance for expected credit loss on trade receivables	31,588	22,680
Tax on wealth expense	(15,981)	(18,356)
Restructuring expenses, net	(12,698)	(50,669)
Covid-19 related expenses	-	(36,574)
Write-off of assets	(20,524)	(31,617)
Impairment loss on assets	(4,527)	(16,895)
(Loss) gain from the early termination of lease contracts	(835)	19,768
Gain from the sale of assets	4,266	11,191
Other	(5,490)	(4,996)
Total other operating expenses, net	(24,201)	(105,468)

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

Note 32. Financial income and cost

The amount of financial income and cost is as follows:

	Year ended December 31,
	2021	2020
Gain from derivative financial instruments	25,287	77,370
Gain from fair value changes in derivative financial instruments	28,261	48
Gain from exchange differences	52,167	72,953
Interest income on cash and cash equivalents	17,277	22,014
Other financial income	50,827	27,810
Total financial income	173,819	200,195

Interest expense on lease liabilities	(94,555)	(133,322)
Loss from exchange differences	(89,890)	(87,038)
Interest expense on loans and borrowings	(52,593)	(77,704)
Net monetary position results, effect of the statement of profit or loss (1)	(62,100)	(8,914)
Factoring expenses	(34,048)	(39,325)
Loss from derivative financial instruments	(14,862)	(50,964)
Loss from fair value changes in derivative financial instruments	(1,481)	(25,373)
Other financial expenses	(8,739)	(5,173)
Net monetary position expense, effect of the statement of financial position	(6,191)	(14,097)
Commission expenses	(5,115)	(3,916)
Total financial cost	(369,574)	(445,826)
Net financial result	(195,755)	(245,631)

(1)	The indicator used to adjust for inflation in the financial statements of Libertad S.A. is the Internal Wholesales Price Index (IPIM) published by the Instituto Nacional de Estadística y Censos de la República Argentina (INDEC). The price index and corresponding changes are presented below:

	Price Index	Annual change
January 1, 2020	446.28
December 31, 2020	595.19	33.37%
December 31, 2021	900.78	51.34%

Note 33. Earnings per share

Basic earnings per share are calculated based on the weighted average number of outstanding shares of each category during the year.

There were no dilutive potential ordinary shares outstanding at the end of the reporting period.

The calculation of basic earnings per share for all periods presented has been adjusted retrospectively for the effects of the share split (Note 27).

	Year ended December 31,
	2021	2020
Net profit attributable to shareholders of the parent	474,681	230,872
Weighted average of the number of ordinary shares attributable to basic earnings per share (basic and diluted)	1,297,864,359	1,297,864,359
Basic and diluted earnings per share attributable to the shareholders of the parent (in Colombian pesos)	365.74	177.89

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

	Year ended December 31,
	2021	2020
Net profit from continuing operations	593,217	331,103
Less: net income from continuing operations attributable to non-controlling interests	118,256	99,030
Net profit from continuing operations attributable to the shareholders of the parent	474,961	232,073
Weighted average of the number of ordinary shares attributable to basic earnings per share (basic and diluted)	1,297,864,359	1,297,864,359
Basic and diluted earnings per share from continuing operations attributable to the shareholders of the parent (in Colombian pesos)	365.96	178.82

	Year ended December 31,
	2021	2020
Net (loss) from discontinued operations	(280)	(1,201)
Less: net income from discontinued operations attributable to non-controlling interests	-	-
Net (loss) from discontinued operations attributable to the shareholders of the parent	(280)	(1,201)
Weighted average of the number of ordinary shares attributable to basic earnings per share (basic and diluted)	1,297,864,359	1,297,864,359
Basic and diluted (loss) per share from discontinued operations attributable to the shareholders of the parent (in Colombian pesos)	(0.22)	(0.93)

Note 34. Impairment of assets

Note 34.1. Financial assets

No impairment losses on financial assets were identified at December 31, 2021 and 2020.

Note 34.2. Non-financial assets

December 31, 2021

The carrying amount of the groups of cash-generating units is made of property, plant and equipment, investment properties, other intangible assets other than goodwill, net working capital items and the goodwill and intangible assets acquired through business combinations.

For the purposes of impairment testing, the goodwill obtained through business combinations, trademarks and the rights to exploit trade premises with indefinite useful lives were allocated to the following groups of cash-generating units:

	Groups of cash-generating units
	Éxito	Carulla	Surtimax	Súper Ínter	Surtimayorista	Uruguay	Argentina	Total
Goodwill (Note 17)	90,674	856,495	37,402	464,332	4,174	1,320,465	251,441	3,024,983
Trademarks with indefinite useful life (Note 16)	-	-	17,427	63,704	-	94,319	66,720	242,170
Rights with indefinite useful life (Note 16)	17,720	2,771	-	-	-	-	2,047	22,538

The recoverable amount of the cash generating units in Colombia and Uruguay was determined as their value in use.

The value in use was estimated based on the expected cash flows as forecasted by Company management over a five-year period, on the grounds of the price growth rate in Colombia and Uruguay (Consumer Price Index - CPI), trend analyses based on past results, expansion plans, strategic projects to increase sales, and optimization plans.

Cash flows beyond the five-year period were determined using a real growth rate of 0%. For the Éxito Group, this is a conservative approach that reflects the ordinary growth expected for the industry in absence of unexpected factors that might have an effect on growth.

The tax rate included in the forecast of cash flows is the rate at which Éxito expects to pay its taxes during the next years. The tax rate used in the projection of cash flows of the Éxito, Carulla, Surtimax, Súper Ínter and Surtimayorista cash-generating units was 35% for 2022 onwards, which is the enacted rate in Colombia as at December 31, 2021.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

For goodwill allocated to the Uruguayan cash-generating unit, the tax rate used was 25%.

Expected cash flows were discounted at the weighted average cost of capital (WACC) using a market indebtedness structure for the type of industry where Éxito operates, which was 7.40% for 2022 onwards.

The WACC used to discount the cash flows of the Uruguayan cash-generating unit was 8.55% for 2022 onwards.

The variables that have the greater impact on the determination of the value in use of the cash-generating units are the discount rate and the perpetual growth rate. These variables are defined as follows:

(a)	Growth rate in perpetuity: Nominal growth rates in perpetuity are the long-term inflation expectations for the relevant country, i.e. a real growth rate of zero. A decrease in real growth rates to below zero is not considered reasonably possible given cash flows are expected to increase at least in line with inflation, and up to 4% above inflation.

(b)	Discount rate: The estimation of the discount rate is based on an analysis of the market indebtedness for Éxito; a change is deemed reasonable if the discount rate would increase by 1%, in which event no impairment in the value of the groups of cash-generating units would arise.

The recoverable amount of the Argentina group of cash generating units was determined as the fair value less costs of disposal of its retail estate portfolio.

This was estimated based on the appraisals performed by an independent appraiser on all the properties owned by the subsidiary in Argentina, minus the total liabilities, plus cash of Libertad S.A. as of December 31, 2021 excluding non-monetary and intercompany items. The cost of disposal is an estimated brokerage commission on the sale of real estate equivalent to 3% of the total amount of the property values. The main variables used in the appraisals are the real estate index in Argentina and the exposure to foreign exchange (USD more specifically). A decrease of 2% in the fair value less costs to sell would trigger an impairment charge.

Assets are grouped into stores, which generate independent cash flows. The recoverable amount was the value in use of the stores.

The recoverable amount of investment properties owned by the Éxito Group was determined as their value in use.

December 31, 2020

The carrying amount of the groups of cash-generating units is made of property, plant and equipment, investment properties, other intangible assets other than goodwill, net working capital items and the goodwill and intangible assets acquired through business combinations.

For the purposes of impairment testing, the goodwill obtained through business combinations, trademarks and the rights to exploit trade premises with indefinite useful lives were allocated to the following groups of cash-generating units:

	Groups of cash-generating units
	Éxito	Carulla	Surtimax	Súper Ínter	Surtimayorista	Uruguay	Argentina	Total
Goodwill (Note 17)	90,674	856,495	37,402	464,332	4,174	1,224,794	175,664	2,853,535
Trademarks with indefinite useful life (Note 16)	-	-	17,427	63,704	-	85,581	46,613	213,325
Rights with indefinite useful life (Note 16)	17,720	-	-	-	-	-	1,132	18,852

The recoverable amount of the cash generating units was determined as their value in use.

The value in use was estimated based on the expected cash flows as forecasted by management over a five-year period, on the grounds of the price growth rate in Colombia and Uruguay (Consumer Price Index – CPI), trend analyses based on historic results, expansion plans, strategic projects to increase sales and optimization plans. For the Argentinian group of cash generating unit, a forecast period of 10 years was used to reflect management’s future perspectives more reasonably.

Cash flows beyond the five-year period were determined using a real growth rate of 0%. For the Éxito Group, this is a conservative approach that reflects the ordinary growth expected for the industry in absence of unexpected factors that might have an effect on growth. For the Argentinian group of cash generating unit, the actual growth estimated by Management was maintained beyond the five-year period.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

The tax rate included in the forecast of cash flows is the rate at which Éxito expects to pay its taxes during the next years. The tax rates used in the projections of cash flows of the Éxito, Carulla, Surtimax, Súper Ínter and Surtimayorista cash-generating units was 31% for 2021 and 30% for 2022 onwards, which are the enacted rates in Colombia as at December 31, 2020.

For goodwill allocated to the Uruguayan and Argentinian cash-generating units, the tax rate used was 25%.

Expected cash flows were discounted at the WACC using a market indebtedness structure for the type of industry where Éxito operates, which was 5.63% for 2021, 6.55% for 2022 and 2023, 6.46% for 2024 and 6.55 for 2025 onwards.

The WACC used to discount the cash flows of the Uruguayan cash-generating unit was 11.0% for 2021, 10.3% for 2022, 9.4% for 2023, 9.3% for 2024 and 9.4% for 2025 onwards.

The WACC used to discount the cash flows of the Argentinian cash-generating unit was 58.1% for 2021, 47.9% for 2022, 38.9% for 2023, 33.5% for 2024, 30.2% for 2025, 27.8% for 2026, 26.4% for 2027, 25.3% for 2028, 22.1% for 2029 and 19.6% for 2030 onwards.

The variables that have the greater impact on the determination of the value in use of the cash-generating units are the discount rate and the perpetual growth rate. These variables are defined as follows:

(a)	Growth rate in perpetuity: Nominal growth rates in perpetuity are the long-term inflation expectations for the relevant country, i.e. a real growth rate of zero. A decrease in real growth rates to below zero is not considered reasonably possible given cash flows are expected to increase at least in line with inflation, and up to 1% above inflation.

(b)	Discount rate: The estimation of the discount rate is based on an analysis of the market indebtedness for Éxito; a change is deemed reasonable if the discount rate would increase by 1%, in which event no impairment in the value of the groups of cash-generating units would arise.

The recoverable amount of investment properties owned by the Éxito Group was determined as their value in use.

Note 35. Fair value measurement

Below is a comparison, by class, of the carrying amounts and fair values of investment property, property, plant and equipment and financial instruments, other than those with carrying amounts that are a reasonable approximation of fair values.

	Year ended December 31,
	2021		2020
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Investments in private equity funds (Note 12)	1,476	1,476	1,468	1,468
Forward contracts measured at fair value through income (Note 12)	11,057	11,057	4	4
Derivative swap contracts denominated as hedge instruments (Note 12)	6,023	6,023	566	566
Investment in bonds (Note 12)	6,896	6,828	31,307	31,315
Investment in bonds through other comprehensive income (Note 12)	18,716	18,716	17,064	17,064
Equity investments (Note 12)	10,676	10,676	10,637	10,637
Non-financial assets
Investment property (Note 14)	1,656,245	2,797,335	1,578,746	2,577,877
Property, plant and equipment, and investment property held for sale (Note 40)	24,601	29,981	19,942	25,501
Financial liabilities
Loans and borrowings (Note 20)	907,141	895,472	1,038,276	1,039,011
Put option (Note 20)	509,870	509,870	417,386	417,386
Swap contracts denominated as hedge instruments (Note 25)	242	242	1,246	1,246
Forward contracts measured at fair value through income (Note 25)	592	592	16,492	16,492
Derivative swap contracts measured at fair value through income (Note 25)	-	-	825	825
Non-financial liabilities
Customer loyalty liability (Note 26)	37,015	37,015	29,180	29,180

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

The following methods and assumptions were used to estimate the fair values:

	Hierarchy level	Valuation technique	Description of the valuation technique	Significant input data
Assets
Loans at amortized cost	Level 2	Discounted cash flows method	Future cash flows are discounted at present value using the market rate for loans under similar conditions on the date of measurement in accordance with maturity days.	Commercial rate of banking institutions for consumption receivables without credit card for similar term horizons. Commercial rate for housing loans for similar term horizons.

Investments in private equity funds	Level 2	Unit value	The value of the fund unit is given by the preclosing value for the day, divided by the total number of fund units at the closing of operations for the day. The fund administrator appraises the assets daily.	N/A

Forward contracts measured at fair value through income	Level 2	Colombian Peso-US Dollar forward	The difference is measured between the forward agreed- upon rate and the forward rate on the date of valuation relevant to the remaining term of the derivative financial instrument and discounted at present value using a zero-coupon interest rate. The forward rate is based on the average price quoted for the two-way closing price (“bid” and “ask”).

Peso/US Dollar exchange rate set out in the forward contract.

Market representative exchange rate on the date of valuation.

Forward points of the Peso-US Dollar forward market on the date of valuation.

Number of days between valuation date and maturity date.

Zero-coupon interest rate.

Swap contracts measured at fair value through income	Level 2	Operating cash flows forecast model	The method uses swap cash flows, forecasted using treasury security curves of the State that issues the currency in which each flow has been expressed, for further discount at present value, using swap market rates disclosed by the relevant authorities of each country. The difference between cash inflows and cash outflows represents the swap net value at the closing under analysis.	Reference Banking Index Curve (RBI) 3 months. Zero-coupon curve. Swap LIBOR curve. Treasury Bond curve. 12-month CPI

Derivative swap contracts denominated as hedge instruments	Level 2	Operating cash flows forecast model	The method uses swap cash flows, forecasted using treasury security curves of the State that issues the currency in which each flow has been expressed, for further discount at present value, using swap market rates disclosed by the relevant authorities of each country. The difference between cash inflows and cash outflows represents the swap net value at the closing under analysis.	Reference Banking Index Curve (RBI) 3 months. Zero-coupon curve. Swap LIBOR curve. Treasury Bond curve. 12-month CPI

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

	Hierarchy level	Valuation technique	Description of the valuation technique	Significant input data
Investment in bonds	Level 2	Discounted cash flows method	Future cash flows are discounted at present value using the market rate for investments under similar conditions on the date of measurement in accordance with maturity days.	CPI 12 months + Basis points negotiated

Investment property	Level 2	Comparison or market method	This technique involves establishing the fair value of goods from a survey of recent offers or transactions for goods that are similar and comparable to those being appraised.	N/A

Investment property	Level 3	Discounted cash flows method	This technique provides the opportunity to identify the increase in revenue over a previously defined period of the investment. Property value is equivalent to the discounted value of future benefits. Such benefits represent annual cash flows (both, positive and negative) over a period, plus the net gain arising from the hypothetical sale of the property at the end of the investment period.	Discount rate (10% - 14%) Vacancy rate (0% - 54.45%) Terminal capitalization rate (7.5% - 8.5%)

Investment property	Level 3	Realizable-value method	This technique is used whenever the property is suitable for urban movement, applied from an estimation of total sales of a project under construction, pursuant to urban legal regulations in force and in accordance with the final saleable asset market.	Realizable value

Investment property	Level 3	Replacement cost method	The valuation method consists in calculating the value of a brand-new property, built at the date of the report, having the same quality and comforts as that under evaluation. Such value is called replacement value; then an analysis is made of property impairment arising from the passing of time and the careful or careless maintenance the property has received, which is called depreciation.	Physical value of building and land.

Non-current assets classified as held for trading	Level 2	Realizable-value method	This technique is used whenever the property is suitable for urban development, applied from an estimation of total sales of a project under construction, pursuant to urban legal regulations in force and in accordance with the final saleable asset market.	Realizable Value

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

	Hierarchy level	Valuation technique	Description of the valuation technique	Significant input data

Liabilities
Financial liabilities measured at amortized cost	Level 2	Discounted cash flows method	Future cash flows are discounted at present value using the market rate for loans under similar conditions on the date of measurement in accordance with maturity days.	Reference Banking Index (RBI) + Negotiated basis points. LIBOR rate + Negotiated basis points.

Swap contracts measured at fair value through income	Level 2	Operating cash flows forecast model	The method uses swap cash flows, forecasted using treasury security curves of the State that issues the currency in which each flow has been expressed, for further discount at present value, using swap market rates disclosed by the relevant authorities of each country. The difference between cash inflows and cash outflows represents the swap net value at the closing under analysis.	Reference Banking Index Curve (RBI) 3 months. Zero-coupon curve. Swap LIBOR curve. Treasury Bond curve. 12-month CPI

Derivative instruments measured at fair value through income	Level 2	Colombian Peso-US Dollar forward	The difference is measured between the forward agreed upon rate and the forward rate on the date of valuation relevant to the remaining term of the derivative financial instrument and discounted at present value using a zero-coupon interest rate. The forward rate is based on the average price quoted for the two-way closing price (“bid” and “ask”).	Peso/US Dollar exchange rate set out in the forward contract. Market representative exchange rate on the date of valuation. Forward points of the Peso-US Dollar forward market on the date of valuation. Number of days between valuation date and maturity date. Zero-coupon interest rate.

Derivative swap contracts denominated as hedge instruments	Level 2	Discounted cash flows method	The fair value is calculated based on forecasted future cash flows provided by the operation upon market curves and discounting them at present value, using swap market rates.	Swap curves calculated by Forex Finance Market Representative Exchange Rate (TRM)

Customer loyalty liability	Level 3	Market value	The customer loyalty liability is updated in accordance with the point average market value for the last 12 months and the effect of the expected redemption rate, determined on each customer transaction.	Number of points redeemed, expired and issued. Point value. Expected redemption rate.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

	Hierarchy level	Valuation technique	Description of the valuation technique	Significant input data

Bonds issued	Level 2	Discounted cash flows method	Future cash flows are discounted at present value using the market rate for bonds in similar conditions on the date of measurement in accordance with maturity days.	12-month CPI

Lease liabilities	Level 2	Discounted cash flows method	Future cash flows of lease contracts are discounted using the market rate for loans in similar conditions on contract start date in accordance with the non-cancellable minimum term.	Reference Banking Index (RBI) + basis points in accordance with risk profile.

Put option	Level 3	Given formula	Measured at fair value using a given formula under an agreement executed with non-controlling interests of Grupo Disco, using level 3 input data.	Net income of Supermercados Disco del Uruguay S.A. at December 31, 2021 and 2020. US Dollar-Uruguayan peso exchange rate on the date of valuation US Dollar-Colombian peso exchange rate on the date of valuation Total shares Supermercados Disco del Uruguay S.A.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

Material non-observable input data and a valuation sensitivity analysis on the valuation of the “put option contract” refer to:

	Material non-observable input data	Range (weighted average)	Sensitivity of the input data on the estimation of the fair value
Put option	Net income of Supermercados Disco del Uruguay S.A. at December 31, 2021	$121,257	The Put option value is defined as the greater of (i) the fixed price of the contract in US dollars updated at 5% per year, (ii) a multiple of EBITDA minus the net debt of the Disco Group, or (iii ) a multiple of the net income of the Disco Group.

	Ebitda of Supermercados Disco del Uruguay S.A., consolidated over 12 months	$173,097

	Net financial debt of Supermercados Disco del Uruguay S.A., consolidated over 6 months	$(179,693)

	Fixed contract price	$556,709

	US Dollar-Uruguayan peso exchange rate on the date of valuation	$44.70

	US Dollar-Colombian peso exchange rate on the date of valuation	$3,981.16

			On December 31, 2021, the value of the put option is recognized based on the fixed contract price.

			Grupo Disco’s EBITDA should increase by approx. 100% to arrive at a value greater than the recognized value.

	Total shares Supermercados Disco del Uruguay S.A.

			Grupo Disco’s net income should increase by approx. 30% to reach a value greater than the recognized value

		443,071,575	An exchange rate appreciation of 15% would increase the value of the put option by $76,489.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

Changes in hierarchies may occur if new information is available, certain information used for valuation is no longer available, there are changes resulting in the improvement of valuation techniques or changes in market conditions.

There were no transfers between level 1 and level 2 hierarchies during the year ended December 31, 2021.

Note 36. Contingent liabilities

Contingent liabilities at December 31, 2021 and 2020 are:

(a)	The following proceedings are underway, seeking that the Éxito Group be exempted from paying the amounts claimed by the complainant entity:

-	Administrative discussion with DIAN (Colombia national directorate of customs) amounting $32,225 (December 31, 2020 - $29,963) relating to Éxito’s 2015 income tax return.

-	Resolutions issued by the District Tax Direction of Bogotá to Éxito, relating to alleged inaccuracy in payments made in 2011, in the amount of $11,830 (December 31, 2020 - $11,830).

(b)	Guarantees:

-	As required by some insurance companies and as a requirement for the issuance of compliance bonds, during 2021 some subsidiaries and Éxito, as joint and several debtor of some of its subsidiaries, have granted certain guarantees to these third parties. Below a detail of guarantees granted:

Type of guarantee	Description and detail of the guarantee	Insurance company
Unlimited promissory note	Compliance bond Éxito acts as joint and several debtors of Patrimonio Autónomo Viva Barranquilla	Seguros Generales Suramericana S.A.

Unlimited promissory note	Compliance bond granted by Éxito Industrias S.A.S.	Seguros Generales Suramericana S.A.

Unlimited promissory note	Compliance bond granted by Éxito Viajes y Turismo S.A.	Berkley International Seguros Colombia S.A.

Note 37. Dividends declared and paid

Éxito’s General Meeting of Shareholders held on March 24, 2022, declared a dividend of $237,678, equivalent to an annual dividend of $531 Colombian pesos per share.

Éxito’s General Meeting of Shareholders held on March 25, 2021, declared a dividend of $173,223, equivalent to an annual dividend of $387 Colombian pesos per share.

Éxito’s General Meeting of Shareholders held on March 19, 2020, declared a dividend of $1,091,259, equivalent to an annual dividend of $2,438 Colombian pesos per share

Dividends paid during the year ended December 31, 2021 amounted to $173,174 ($1,125,518 in 2020)

Dividends declared and paid to the owners of non-controlling interests in subsidiaries during the year ended December 31, 2021 are as follows:

	Dividends declared	Dividends paid
Patrimonio Autónomo Viva Malls	63,487	69,550
Grupo Disco del Uruguay S.A.	44,205	42,758
Patrimonio Autónomo Viva Villavicencio	6,414	5,639
Patrimonio Autónomo Centro Comercial	3,825	3,193
Éxito Viajes y Turismo S.A.S.	3,463	3,463
Patrimonio Autónomo Viva Laureles	1,869	1,829
Patrimonio Autónomo Centro Comercial Viva Barranquilla	1,279	1,251
Patrimonio Autónomo San Pedro Etapa I	1,247	1,058
Patrimonio Autónomo Viva Sincelejo	1,075	1,568
Patrimonio Autónomo Viva Palmas	909	-
Total	127,773	130,309

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

Dividends declared and paid to the owners of non-controlling interests in subsidiaries during the year ended December 31, 2020 are as follows:

	Dividends declared	Dividends paid
Patrimonio Autónomo Viva Malls	40,821	20,948
Grupo Disco del Uruguay S.A.	18,630	19,536
Patrimonio Autónomo Viva Villavicencio	6,880	8,931
Patrimonio Autónomo Viva Sincelejo	3,671	2,264
Patrimonio Autónomo Centro Comercial	2,282	2,665
Patrimonio Autónomo Viva Laureles	1,416	1,432
Patrimonio Autónomo San Pedro Etapa I	573	679
Patrimonio Autónomo Centro Comercial Viva Barranquilla	301	258
Total	74,574	56,713

Note 38. Financial risk management policy

At December 31, 2021 and 2020 Éxito Group’s financial instruments were comprised of:

	Year ended December 31,
	2021	2020
Financial assets
Cash and cash equivalents (Note 7)	2,541,579	2,409,391
Trade receivables and other accounts receivable (Note 8)	684,051	504,910
Accounts receivable from related parties (Note 10) (1)	56,475	39,458
Financial assets (Note 12)	54,961	61,103
Total financial assets	3,337,066	3,014,862

Financial liabilities
Accounts payable to related parties (Note 10) (1)	65,646	50,487
Trade payables and other accounts payable (Note 23)	5,186,555	4,678,146
Loans and borrowings (Note 20)	1,417,011	1,455,662
Lease liabilities (Note 15)	1,594,643	1,542,895
Derivative instruments and collections on behalf of third parties (Note 25)	81,544	87,383
Total financial liabilities	8,345,399	7,814,573

Net (liability) exposure	(5,008,333)	(4,799,711)

(1)	Transactions with related parties refer to transactions between Éxito and its associates, joint ventures and other related parties, and are carried in accordance with market general prices, terms and conditions.

Capital risk management

Éxito manages its equity structure and makes the required adjustments as a function of changes in economic conditions and requirements under financial clauses. To maintain and adjust its capital structure, Éxito may also modify the payment of dividends to shareholders, reimburse capital contributions or issue new shares.

Financial risk management

Besides derivative instruments, the most significant of Éxito’s financial liabilities include debt, lease liabilities and interest-bearing loans, trade accounts payable and other accounts payable. The main purpose of such liabilities is financing Éxito Group’s operations and maintaining proper levels of working capital and net financial debt.

The most significant of Éxito Group’s financial assets include loans, trade debtors and other accounts receivable, cash and short-term placements directly resulting from day-to-day transactions. The Éxito Group also has other investments classified as financial assets measured at fair value, which, according to the business model, have effects in income for the period or in other comprehensive income. Further, other rights may arise from transactions with derivative instruments and will be carried as financial assets.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

The Éxito Group is exposed to market, credit and liquidity risks. Éxito Group management monitor the manner in which such risks are managed, through the relevant bodies of the organization designed for such purpose. The scope of the Board of Directors’ activities includes a financial committee that oversees such financial risks and the financial risk management corporate framework that is most appropriate. The financial committee supports Éxito Group management in that financial risk assumption activities fall within the approved corporate policies and procedures framework, and that such financial risks are identified, measured and managed pursuant to such corporate policies.

Financial risk management activities related to all transactions with derivative instruments are carried out by teams of specialists with the required skills and experience, who are supervised by the organizational structure. Pursuant to Éxito Group’s corporate policies, no transactions with derivative instruments may be carried out solely for speculation. Even if hedge accounting models not always are applied, derivatives are negotiated based on an underlying element that in fact requires such hedging in accordance with internal analyses.

The Board of Directors reviews and agrees on the policies applicable to manage each of these risks, which are summarized below:

a.	Credit risk

A credit risk is the risk that a counterparty fails to comply with their obligations on a financial instrument or trade agreement, resulting in a financial loss. The Éxito Group is exposed to credit risk arising from their operating activities (particularly from trade debtors) and from their financial activities, including deposits in banks and financial institutions and other financial instruments. The carrying amount of financial assets represents the maximum exposure to credit risks.

Cash and cash equivalents

The credit risk arising from balances with banks and financial entities is managed pursuant to corporate policies defined for such purpose. Surplus funds are only invested with counterparties approved by the Board of Directors and within previously established jurisdictions. On an ongoing basis, management reviews the general financial conditions of counterparties, assessing the most significant financial ratios and market ratings.

Trade receivables and other accounts receivable

The credit risk associated with trade receivables is low given that most of the Éxito Group’s sales are cash sales (cash and credit cards) and financing activities are conducted under trade agreements that reduce Éxito Group’s exposure to risk. In addition, there are administrative collections departments that permanently monitor ratios, figures, payment behaviors and risk models by each third party. There are no trade receivables that individually are equivalent to or exceed 5% of accounts receivable or sales, respectively.

Collaterals

The Éxito Group does not grant guarantees, collaterals or letters of credit, or issues filled-in or blank securities, or other liens or contingent rights in favor of third parties. Exceptionally, the Éxito Group may impose liens, depending on the relevancy of the business, the amount of the contingent liability and the benefit to Éxito or its subsidiaries. In addition, there are certain promissory notes used in the regular course of the operation with banks and treasury. As of December 31, 2021, Éxito was a guarantor in favor of its subsidiary Almacenes Éxito Inversiones S.A.S. in the amount of $2,935 to cover potential default of its obligations, acts as principal of a bank guarantee in the amount of $95 in favor of Bolsa Mercantil de Colombia and acts as joint and several debtor of subsidiary Patrimonio Autónomo Centro Comercial Viva Barranquilla at the request of some insurance companies and as a requirement for the issuance of compliance bonds. Éxito Viajes y Turismo S.A.S. granted a collateral in favor of Aerovías del Continente Americano S.A. in the amount of $325. Subsidiaries Exito Industrias S.A.S. and Éxito Viajes y Turismo S.A.S. granted some guarantees to insurance companies and as a requirement for the issuance of compliance bonds.

b.	Market risk

Market risk is the risk that changes in market prices, namely changes in exchange rates, interest rates or stock prices, have a negative effect on Éxito Group’s revenue or on the value of the financial instruments it holds. The purpose of market risk management is to manage and control exposure to this risk within reasonable parameters while optimizing profitability.

Interest rate risk

Interest rate risk is the risk that the fair value of financial assets and liabilities, or the future cash flows of financial instruments, fluctuate due to changes in market interest rates. Éxito Group’s exposure to interest rate risk is mainly related to debt obligations incurred at variable interest rates or indexed to an index beyond the control of the Éxito Group.

Most of Éxito Group’s financial liabilities are indexed to market variable rates. To manage the risk, the Éxito Group performs financial exchange transactions via derivative financial instruments (interest rate swaps) with previously approved financial institutions, under which they agree on exchanging, at specific intervals, the difference between the amounts of fixed interest rates and variable interest rates estimated over an agreed upon nominal principal amount, which turns variable rates into fixed rates and cash flows may then be determined.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

Currency risk

Currency risk is the risk that the fair value or future cash flows of financial instruments fluctuate due to changes in exchange rates. Éxito Group’s exposure to exchange rate risk is attached to passive transactions in foreign currency associated with long-term debt liabilities and with Éxito Group’s operating activities (whenever revenue and expenses are denominated in a currency other than the functional currency), as well as with Éxito Group’s net investments abroad.

The Éxito Group manages its exchange rate risk via derivative financial instruments (namely forwards and swaps) whenever such instruments are efficient to mitigate volatility.

When exposed to unprotected currency risk, Éxito Group’s policy is to contract derivative instruments that correlate with the terms of the underlying elements that are unprotected. Not all financial derivatives are classified as hedging transactions; however, Éxito Group’s policy is not to carry out transactions for speculation.

At December 31, 2021 and 2020, Éxito and its Colombian subsidiaries had hedged almost 100% of their purchases and liabilities in foreign currency.

c.	Liquidity risk

Liquidity risk is the risk that the Éxito Group faces difficulties to fulfil its obligations associated with financial liabilities, which are settled by delivery of cash or other financial assets. Éxito Group’s approach to manage liquidity is to ensure, in as much as possible, that it will always have the necessary liquidity to meet its obligations without incurring unacceptable losses or reputational risk.

The Éxito Group manages liquidity risks by daily monitoring its cash flows and maturities of financial assets and liabilities, and by maintaining proper relations with the relevant financial institutions.

The Éxito Group maintains a balance between business continuity and the use of financing sources through short-term and long-term bank loans according to requirements, unused credit lines available from financial institutions, among other mechanisms. At December 31, 2021 approximately 18% of Éxito Group’s debt will mature in less than one year (December 31, 2020 - 67%) considering the carrying amount of borrowings included in the accompanying financial statements.

The Éxito Group’s liquidity risk is considered to be low as there is no significant restriction for the payment of financial liabilities settling within twelve months from the reporting date. The Éxito Group has access to unused lines of credit.

The following table shows a profile of maturities of Éxito Group’s financial liabilities based on non-discounted contractual payments arising from the relevant agreements.

At December 31, 2021	Less than 1 year	From 1 to 5 years	More than 5 years	Total
Lease liabilities	284,621	906,480	681,837	1,872,938
Other relevant contractual liabilities	160,436	772,052	83,445	1,015,933
Total	445,057	1,678,532	765,282	2,888,871

At December 31, 2020	Less than 1 year	From 1 to 5 years	More than 5 years	Total
Lease liabilities	313,360	979,113	768,992	2,061,465
Other relevant contractual liabilities	681,384	383,861	24,680	1,089,925
Total	994,744	1,362,974	793,672	3,151,390

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

Sensitivity analysis for 2021 balances

The Éxito Group assessed the potential changes in interest rates of financial liabilities and other significant contract liabilities.

Assuming complete normality and considering 10% variation in interest rates, three scenarios have been assessed:

−	Scenario I: Latest interest rates known at the end of 2021.

−	Scenario II: An increase of 0.3418% was assumed for the Banking Reference Rate. This increase was on the latest published interest rate.

−	Scenario III: A decrease of 0.3418% was assumed for the Banking Reference Rate. This reduction was on the latest published interest rate.

The sensitivity analysis did not result in significant variance among the three scenarios. Potential changes are as follows:

Operations	Risk	Balance at December 31, 2021	Market forecast
			Scenario I	Scenario II	Scenario III
Borrowings	Changes in interest rates	907,141	897,958	904,503	894,682
Total		907,141	897,958	904,503	894,682

d.	Derivative financial instruments

The Éxito Group uses derivative financial instruments to hedge risk exposure, with the main purpose of hedging exposure to interest rate risk and exchange rate risk, fixing the interest and exchange rates of the financial debt.

At December 31, 2021, the reference value of these contracts amounted to COP 302.71 million (interest rate swaps), USD 104.5 million and EUR 6.83 million (December 31, 2020 – USD 54.49 million and EUR 5.25 million). Such transactions are generally contracted under identical conditions regarding amounts, terms and transaction costs and, preferably, with the same financial institutions, always in compliance with Éxito Group’s limits and policies.

The Éxito Group has designed and implemented internal controls to ensure that these transactions are carried out in compliance with its policies.

e.	Fair value of derivative financial instruments

The fair value of derivative financial instruments is estimated under the operating cash flow forecast model, using government treasury security curves in each country and discounting them at present value, using market rates for swaps as disclosed by the relevant authorities in such countries.

Swap market values were obtained by applying market exchange rates valid on the date of the financial information available, and the rates are forecasted by the market based on currency discount curves. A convention of 365 consecutive days was used to calculate the coupon of foreign currency indexed positions.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

Note 39. Operating segments

The Éxito Group’s three reportable segments all meet the definition of operating segments, are as follows:

Colombia:

-	Éxito: Revenues from retailing activities, with stores under the banner Éxito.

-	Carulla: Revenues from retailing activities, with stores under the banner Carulla.

-	Low cost and other: Revenues from retailing and other activities, with stores under the banners Surtimax, Súper Inter, Surti Mayorista and B2B format.

Argentina:

-	Revenues and services from retailing activities in Argentina, with stores under the banners Libertad and Mini Libertad.

Uruguay:

-	Revenues and services from retailing activities in Uruguay, with stores under the banners Disco, Devoto and Géant.

Éxito discloses information by segment pursuant to IFRS 8 - Operating segments, which are defined as a component of an entity whose operating results are regularly reviewed by the chief operating decision maker (Board of Directors) for decision making purposes about resources to be allocated.

Retail sales by each of the segments are as follows:

		Year ended December 31,
Operating segment	Banner	2021	2020
Colombia	Éxito	8,581,274	8,049,347
	Carulla	1,782,355	1,769,277
	Low cost and other	1,920,768	1,824,061
Argentina		1,178,166	847,060
Uruguay		2,643,858	2,654,336
Total sales		16,106,421	15,144,081
Eliminations		(665)	(2,837)
Total consolidated		16,105,756	15,141,244

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

Below is additional information by operating segment:

	For the year ended December 31, 2021
	Colombia	Argentina (1)	Uruguay (1)	Total	Eliminations (2)	Total
Retail sales	12,284,397	1,178,166	2,643,858	16,106,421	(665)	16,105,756
Service revenue	550,284	39,477	19,542	609,303	-	609,303
Other revenue	198,142	826	8,993	207,961	(635)	207,326
Gross profit	3,099,453	412,465	921,140	4,433,058	471	4,433,529
Operating profit	701,974	16,152	200,809	918,935	473	919,408
Depreciation and amortization	(466,959)	(24,873)	(55,552)	(547,384)	-	(547,384)
Net finance expenses	(161,533)	(20,079)	(13,670)	(195,282)	(473)	(195,755)
Income tax	(120,671)	12,769	(29,768)	(137,670)	-	(137,670)
Non-current assets other than financial instruments and deferred tax assets	7,729,171	1,008,084	2,052,676	10,789,931	(59,718)	10,730,213

	For the year ended December 31, 2020
	Colombia	Argentina (1)	Uruguay (1)	Total	Eliminations (2)	Total
Retail sales	11,642,685	847,060	2,654,336	15,144,081	(2,837)	15,141,244
Service revenue	464,531	26,639	21,110	512,280	-	512,280
Other revenue	75,056	514	7,215	82,785	(470)	82,315
Gross profit	2,758,438	282,994	913,563	3,954,995	1,934	3,956,929
Operating profit	418,621	(11,131)	201,832	609,322	1,923	611,245
Depreciation and amortization	(447,619)	(18,039)	(52,375)	(518,033)	-	(518,033)
Net finance expenses	(217,963)	(19,181)	(6,564)	(243,708)	(1,923)	(245,631)
Income tax	(27,529)	2,405	(29,055)	(54,179)	-	(54,179)
Non-current assets other than financial instruments and deferred tax assets	7,510,630	715,595	1,858,542	10,084,767	(51,487)	10,033,280

(1)	For information reporting purposes, non-operating companies (holding companies that hold interests in the operating companies) are allocated by segments to the geographic area to which the operating companies belong. Should the holding company hold interests in various operating companies, it is allocated to the most significant operating company.

(2)	Relates to the balances of transactions carried out between segments, which are eliminated in the process of consolidation of financial statements.

Total assets and liabilities by segment are not reported internally for management purposes and consequently they are not disclosed.

Note 40. Assets held for sale and discontinued operations

Assets held for sale

Éxito management started a plan to sell certain property seeking to structure projects that allow using such real estate property, increase the potential future selling price and generate resources to Éxito. Consequently, certain property, plant and equipment and certain investment property were classified as assets held for sale.

The balance of assets held for sale, included in the statement of financial position, is shown below:

	Year ended December 31,
	2021	2020
Property, plant and equipment	16,340	11,416
Investment property	8,261	8,526
Total	24,601	19,942

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. Section 200.83

Discontinued operations

As part of its operation strategy, in August 2019 Éxito decided to discontinue the catalog sales business.

The effect of such discontinued operations in the consolidated statement of profit or loss is shown below:

	Year ended December 31,
	2021	2020
Net (loss) Transacciones Energéticas S.A.S. E.S.P.	(280)	(1,201)
Net (loss) from discontinued operations	(280)	(1,201)

Note 41. Subsequent Events

Share buy-back

General Meetings of Shareholders held on March 24, 2022 and June 9, 2022 authorized and approved a share buy-back program. As a result, Éxito bought back 14,982,863 of its outstanding shares.

Approval of CHC Regime (Colombian Holding Companies)

In accordance with article 894 of the Colombian Tax Code, income taxpayers must notify the tax authority that they meet the requirements to apply the CHC (Colombian Holding Companies) regime. This regime is optional for taxpayers and those who meet the requirements will have, among other aspects, the benefit of treating dividends from foreign operations as exempt income.

In November 2020, Éxito requested the tax authority to validate the requirements to comply with the requirements, which were approved in February 2022.

Based on the foregoing, in 2021 Éxito treated as taxable income the amount of dividends from its operations abroad and recognized a tax credit for taxes paid abroad.

This tax credit may be used in the year in which the dividends from its operations abroad are due and within the following four years, without the value of the credit exceeding the tax paid for those dividends in Colombia. Éxito estimates that it will obtain sufficient taxable income to use the entire credit. For tax purposes Éxito considers the manner in which it expects its investments will be recovered for purposes of the measurement of deferred taxes.

Sale of Villa Maria trade premises

The negotiation of sale of this property was closed on December 28, 2021 for USD 4.5 million. During the first half of 2022, Éxito transferred the control of the property, and recognized a gain on sale of $16,873

Share split

Éxito’s General Meeting of Shareholders approved the share split on October 25, 2022, as follows:

a.	Prior to the share split, Éxito’s capital was represented by 448,240,151 common shares with a nominal value of $10 Colombian pesos. The number of outstanding shares was 432,621,453 and the number of treasuries shares was 15,618,698. The authorized capital was comprised of 530,000,000 common shares.

b.	The share split for subscribed and paid-in capital was made in a proportion of 1 into 3, increasing the number of common shares to 1,344,720,453 and decreasing their nominal value to $3.3333 Colombian pesos. The new number of outstanding shares is 1,297,864,359 and the new number of treasury shares is 46,856,094. Authorized share capital increased to 1,590,000,000.

The number of shares and calculation of earnings per share for all periods presented has been retrospectively adjusted for the effects of the share split.